Exhibit 99.1

Itaú Unibanco Holding S.A.

Itaú

Reference Form 2014

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2014

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480”)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau- unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2014, 12/31/2013 and 12/31/2012.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	10/06/2015 (originally presented on 05/29/2015)

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Historical resubmission

Version	Reasons for resubmission	Date of update
2	Update in items 12.1, 12.6/12.8, 12.7, 12.9, 12.10, 12.12, 17.5 and 21.3.	07/07/2015
3	Update in items 8.1, 12.6/12.8, 12.7, 15.1/15.2, 15.3, 15.7, 19.2 e 19.4.	07/28/2015
4	Update in items 12.6/12.8, 12.7, 19.1, 19.2, 19.4, 20.2 e 21.3.	08/10/2015
5	Update in items 15.1/15.2.	08/11/2015
6	Update in items 19.1, 20.1, 20.2, 21.1, 21.2	09/04/2015
7	Update in items 4.1, 4.2, 5.1, 5.2, 5.4, 10.1, 13.1, 13.2, 13.3, 13.4, 13.6, 13.7, 13.9 e 15.1/15.2	10/06/2015

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ITEM 1 - IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM

Name of the people responsible for the content of the form	Position of the people responsible

Roberto Egydio Setubal	Chief Executive Officer

Marcelo Kopel	Investor Relations Officer

The above qualified officers state that:

a.   they have revised the reference form;

b.   all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;

c.   the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent to its activities and of the securities issued by it.

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ITEM 2 - AUDITORS

Items - 2.1 and 2.2 - Auditors

	2014		2013	2012

Has an auditor been engaged?	YES		YES	YES

Auditor’s Brazilian Securities Commission (“CVM”) code	2879		2879	2879

Type of auditor

Corporate name	PricewaterhouseCoopers Auditores Independentes		PricewaterhouseCoopers Auditores Independentes	PricewaterhouseCoopers Auditores Independentes

Corporate Taxpayer’s Registry (CNPJ) number	61.562.112/0001-20		61.562.112/0001-20	61.562.112/0001-20

Initial date of service provision Ended date of service provision	01/01/2014		01/01/2013 12/31/2013	01/01/2012 12/31/2012

		R$/thousand

	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities, audit in compliance with financial covenants and issue of comfort letters;	45.114	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities and issue of comfort letters;	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities and issue of comfort letters;

	2. Service agreements for assurances, preparation of audit reports for government authorities, suppliers, clients and provision of Due Diligence services;	4.155	2. Service agreements for assurances, preparation of audit reports for government authorities, suppliers, clients and provision of Due Diligence services;	2. Service agreements for assurances, preparation of audit reports for government authorities, suppliers, clients and provision of Due Diligence services;

	3. Service agreements for the review of tax returns;	40	3. Service agreement for the review of the aspects related to the Business Continuity Program.	3. Service agreements for the assessment of vulnerability and penetration testing of applications within the Internet perimeter and review of aspects related to the Business Continuity Program;

Description of the services contracted	4. Service agreements for consultancy on tax matters and transfer prices;	104	4. Other services related to the procurement of technical material.	4. Service agreements for consultancy in connection with the organization of a subsidiary abroad and mapping and identification of opportunities in the prime services market;

	5. Service agreements for independent reviews of credit models, accounting and tax aspects of foreign operations and "COSO 2013" Framework implementation plan;	1.057		5. Service agreements for consultancy on tax matters;

	6. Other services related to the procurement of research and technical material.	62		6. Other services related to the procurement of technical material and training.

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	2014	2013	2012

Total amount of the fees of the independent auditors separated by service	The fees of the independent auditors for the year ended December 31, 2014 amounted to R$50,532,000 and comprise audit services R$49,269,000 and other services R$1,263,000.

Justification for the replacement		Not applicable	Not applicable
Any reasons presented by the auditor contrasting with the Issuer’s justification for their replacement		Not applicable	Not applicable

Person in charge
Name of the person in charge	Washington Luiz Pereira Cavalcanti	Paulo Sergio Miron	Paulo Sergio Miron

Individual Taxpayer’s Registry (CPF) number of the person in charge	023.115.418-62	076.444.278-30	076.444.278-30

Address
Venue	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400

Additional information	9th-10th, 13th-17th floors	9th-10th, 13th-17th floors	9th-10th, 13th-17th floors
District	Agua Branca	Agua Branca	Agua Branca
CEP	05001-903	05001-903	05001-903
CITY CODE	11	11	11
Telephone number	3674-3780	3674-3746	3674-3901
City Code (facsimile)	3674-2060	3674-2030	3674-2030
E-mail address	washington.cavalcanti@br.pwc.com	paulo.miron@br.pwc.com	paulo.miron@br.pwc.com

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2.3. Supply other information that the issuer may deem relevant

The Audit Committee of Itaú Unibanco Holding S.A. is the body responsible for vouching for the performance, independence and quality of the work of the external audit companies, and it is also responsible for:

a)  recommending to the Board of Directors the companies to be engaged for the provision of independent audit services;

b)  supervising the work of the Conglomerate’s independent auditing companies, to assess its effectiveness and verify the compliance with applicable laws, regulation, and internal rules;

c)  establishing and disclosing, on an annual basis, the procedures for engaging services to be rendered by the companies which audit the Conglomerate’s financial statements. Revising, updating and establishing: (i) The services which cannot be rendered by these companies, since they would affect its independence and/or objectivity, (ii) services the engagement of which has already been pre-approved by the Committee, and (iii) services which should be previously submitted for the Committee’s approval;

d)  annually assessing, with the Conglomerate’s independent audit companies: (i) the procedures for internal controls over the quality of these companies; (ii) their independence, (iii) questions raised by government and regulatory authorities, (iv) the relationship between these independent audit companies and the Conglomerate, and (v) the most recent revision of the company’s quality control procedures (peer review);

e)  together with the Independent Auditor, revising the scope, planning and personnel to be allocated to the execution of the Independent Auditor’s work;

f)  deciding on the engagement of employees or service providers who have been working in the teams of the independent audit companies that render or have previously rendered audit services to the Conglomerate within the previous 12 months.

These competences are formalized in the Internal Charter of the Audit Committee and in corporate policies that detail them.

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Item 3 – Selected Financial Information

3.1- Financial information (1)

	☐ Company	☒ Consolidated

(in R$)
	December 31
	2014	2013	2012

Stockholders’ equity	95,847,712,693	81,024,485,647	74,219,609,615
Total assets	1,208,701,675,461	1,105,721,309,697	1,014,424,676,152
Income (Expenses) from Financial Intermediation	51,886,650,607	45,119,366,090	50,496,096,006
Gross income	37,683,644,393	31,524,614,653	31,134,172,891
Net income	20,241,564,293	15,695,748,624	13,593,940,171
Number of shares, former treasury shares (units) (2)	5,477,001,589	5,455,076,429	5,467,239,511
Book value per share (Reais unit) (2)	17.50	14.86	14.93
Book value per share (Reais unit) (2)	3.70	2.87	2.74

(1) Financial Statement in BRGAAP

(2) For better comparability, outstanding shares as at December 31, 2013 and December 31, 2012 were adjusted by the bonus that occurred on June 6, 2014.

3.2 If the Issuer disclosed in the previous year or if it wishes to disclose in this form non-accounting measures such as EBITDA (income before interest, taxes, depreciation and amortization) or EBIT (income before interest and taxes), the Issuer should:

a) Inform the value of the non-accounting measures

None.

b) Perform reconciliation between the amounts disclosed and the amounts in the audited financial statements

None.

c) Explain why it believes that such measurement is the most appropriate one for the correct understanding of its financial position and the results of its operations

None.

3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them

None.

3.4. Describe the policy on allocation of earnings for the past three years, indicating:

The Board of Directors presents to the Annual Stockholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, which should not exceed 20% of the capital stock, (ii) distribution of dividends to shareholders (see items “b” and “c” below) and (iii) setting up the following statutory reserves:

•	Reserve for Dividend Equalization: the purpose of this reserve is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of shareholders’ remuneration. It is limited to 40% of the capital stock and it is made up with funds: (a) equivalent to up to fifty percent (50%) of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law; (b) up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior year adjustments, recorded as retained earnings; and (d) arising from credits corresponding to the dividend advances.

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•	Reserve for Working Capital: the purpose of this reserve is to guarantee funds for the Issuer’s operations. It is limited to 30% of the capital stock, being made up of funds equivalent to up to 20% of net income for the year, adjusted pursuant to article 202 of the Brazilian Corporate Law.

•	Reserve for Capital Increase in Investees: the purpose of this reserve is to guarantee the exercise of the preemptive right in the subscription of capital increases in investees. It is limited to 30% of the capital stock, being made up of funds equivalent to up to 50% of net income for the year, adjusted pursuant to article 202 of the Brazilian Corporate Law.

Upon a proposal from the Board of Directors, portions of these reserves will be periodically capitalized so that the respective amounts do not exceed the limit of 95% of capital stock. The balance of these reserves, added to that of the Legal Reserve, may not exceed the value of the capital stock.

a) Rules on the retention of earnings

There have been no changes to the rules regarding the retention of earnings over the past three years. Pursuant to Brazilian Corporate Law, the shareholders may resolve at a Stockholders’ Meeting, based on a proposal by management, on the retention of a portion of net income for the year that had previously been approved as part of the capital budget. Additionally, the mandatory minimum dividend may not be paid in any year in which the management bodies announce to the Annual Stockholder's Meeting that this would be incompatible with the Issuer’s financial condition.

Over the past three years, no earnings have been retained, and the dividend amount paid has been higher than the mandatory minimum dividend (see item 3.5 below).

b) Rules on the distribution of dividends

Shareholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of the Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision.

As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited in the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. The preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split. After the priority of dividend to preferred shareholders, a dividend shall be paid to the shareholders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Additionally, management may resolve on the distribution of additional profit whenever it deems this to be convenient for the Issuer and/or its shareholders. Such distributions do not mean that there will be a distribution of profit additional to the mandatory minimum dividend in the future.

For further information on the percentages of profit distributed over the past three years, see item 3.5 below.

As rule is part of the movement to implement the liquidity requirements set forth by Basel III standard, on March 1, 2013, the CMN issued Resolution No. 4.193, which establishes that the dividends may not be paid if the financial institution does not comply with the additional capital requirements in effect from January 1, 2016, with gradual increases until 2019.

This restriction on the payment of dividends will be progressively applied, in accordance with the level of nonconformity with the additional capital requirements. Should a financial institution’s additional capital be lower than 25% of that established by the CMN for that year, there will be no distribution of dividends or interest on capital. If the additional capital is between 25% and 50% of the established amount, 80% of the intended dividends and interest on capital may not be distributed. If the additional capital is higher than 50% and lower than 75% of the required amount, 60% of the dividends and interest on capital may not be distributed. If the additional capital is between 75% and 100% of the established amount, 40% of the intended dividends and interest on capital may not be distributed.

c) Frequency of the distribution of dividends

Over the past three years, dividends were paid on a monthly basis, as established by our Compensation to Stockholders Policy, approved by the Board of Directors. Such Policy establishes the monthly payment of R$ 0.015 per share, as mandatory dividend advance. The date used as reference to determine which shareholders are entitled to receive the monthly dividends is determined in accordance with the shareholding position recorded on the last day of the previous month, and dividends are paid on the first working day of the subsequent month.

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Our shareholders received free in recent years one new share for every ten shares of the same species that had, with cost attributed for bonus share, generating tax benefits. Importantly, we maintained the monthly dividend payments of R$ 0.015 per share.

Additionally, over the past three years, supplementary dividends were also paid (half yearly), for which the Board of Directors determines the base date for the shareholding position and the payment date. Regarding these half yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory (see item “a” above), calculates the monthly amount already declared, and, finally, determines the outstanding balance payable of mandatory minimum dividend. Such amount is declared as dividend “additional” to those paid monthly.

Since July 1980, the Issuer has been compensating its shareholders by means of monthly and additional payments. These additional payments have been made, historically, twice a year and are equally distributed to common and preferred shareholders.

To see the history of payments by the Issuer, please see the Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco > Remuneration to the Shareholders).

d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Issuer, as well as agreements, court, administrative or arbitration decisions.

None.

3.5. In a table, please indicate for each of the past three years:

			R$ million
	2014	2013	2012
Adjusted net income for dividend purposes	16,522	11,078	10,260
Distributed dividends	6,635	5,095	4,518
Percentage of dividends per adjusted net income	40.2%	46.0%	44.0%
Dividends distributed per class and type of share:
Common shares
Interest on capital	2,032	2,150	1,891
Minimum mandatory dividend	1,324	437	398
Priority dividend	-	-	-
Fixed dividend	-	-	-
Preferred shares
Interest on capital	1,986	2,085	1,841
Minimum mandatory dividend	1,293	423	388
Priority dividend	-	-	-
Fixed dividend	-	-	-
Payment date of the minimum mandatory dividend	1st business day of the month	1st business day of the month	1st business day of the month
Rate of return in relation to stockholders’ equity	17.1%	13.1%	12.6%
Retained net income	-	-	-
Date of the retention approval	-	-	-

3.6. State whether, in the past three years, dividends were declared in retained earnings or reserves recognized in prior years

The dividends declared in 2014 amounted to R$ 6,635 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

The dividends declared in 2013 amounted to R$ 5,095 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

The dividends declared in 2012 amounted to R$ 4,518 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

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3.7. In a table, please describe the issuer’s indebtedness ratio, indicating:

	2014	2013	2012
Total amount of debt, of any nature (in Reais)	1,109,016,519,020	1,021,667,914,829	938,164,929,227
Indebtedness ratio (current liabilities plus noncurrent liabilities divided by stockholders’ equity) (%)	11.57	12.61	12.64
If the issuer wishes, another indebtedness ratio	-	-	-

3.8. Liabilities in accordance with their nature and maturities (1)

					(R$ thousand)
	As of December 31, 2014
Debt	Less than one year	More than one year and less than three years	More than three years and less than five years	More than five years	Total
Secured debts	5,261,583	2,605,639	44,323	43,074	7,954,619
Debts with floating
guarantees	-	-	-	-	-
Unsecured debts	644,819,274	208,369,954	93,004,292	154,868,379	1,101,061,899
Total	650,080,857	210,975,593	93,048,615	154,911,453	1,109,016,519

(1) According to Consolidated Financial Statements in BRGAAP

3.9. Supply any other information that the issuer may deem relevant

Please refer to section 10.1.f.IV for further information about the terms about cross default.

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ITEM 4 - RISK FACTORS

4.1. Describe risk factors that may influence an investment decision, particularly those related to:

The risks described in this Item 4.1 are those that we consider material for both our business and investments in our securities. If any of these risks materialize, our financial condition and our business could be negatively affected, as well as the trading prices of our securities. Accordingly, investors should carefully and thoroughly assess the risk factors described below and the other information comprehended in this document.

Additional risks that we currently consider immaterial, or of which we are not aware, may have effects similar to those previously described, if they materialize.

a) The Issuer

The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.

The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and may fluctuate considerably from period to period due to domestic and international economic conditions. If, for example, we enter into derivative transactions to hedge against decreases in the value of the Brazilian real or in interest rates and the Brazilian real appreciates or interest rates increase, we may incur financial losses and such financial losses could have a material adverse effect on us. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, and equity and commodity prices, along with various indexes on these risk factors.

We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio.

Failures, deficiency or inadequacy of our internal processes and human error or misconduct may adversely affect us.

Although we have in place information security controls, policies and procedures designed to minimize human error, and make continuous investments in infrastructure, management of crises and operations, the operational systems related to our business may stop working properly for a limited period of time or may be temporarily unavailable due to a number of factors. These factors include events that are totally or partially beyond our control such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyber-attacks or unauthorized disclosures of personal information in our possession.

Operating failures, including those that result from human error and fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, intervention, reimbursements and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations.

Cyberattacks may cause loss of revenue and reputational harm through data security breaches that may disrupt our operations or result in the dissemination of proprietary or confidential information.

We manage and store certain proprietary information and sensitive or confidential data relating to our operations. We may be subject to breaches of the information technology systems we use for these purposes. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems. We also rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities may have similar effects on us.

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The costs to us to eliminate or address the foregoing security problems and security vulnerabilities before or after a cyber incident could be significant and the lack of remediation may result in interruptions, delays and may affect clients and partners.

We have significant exposure to Brazilian federal government debt.

Like most Brazilian banks, we invest in debt securities issued by the Brazilian government. As of December 31, 2014, approximately 12.0% of all our assets and 54.9% of our securities portfolio were comprised of these debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value could negatively affect our results of operations and financial condition.

Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us.

Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity and persistency. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations.

Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses.

Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk (VaR), and default probability estimation models, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses.

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

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Damages to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, shareholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, clients data leakage, inadequate behaviors by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. Damages to our reputation could have a material adverse effect on our business and prospects.

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

As part of our growth strategy in the Brazilian and Latin America financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as of result of difficulties in integrating systems, finance, accounting and personnel platforms, fail in diligence or the occurrence of unanticipated contingencies. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions.

There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or applying fines or sanction due to the interpretation of the authorities of irregularities on a corporate merger, consolidation or acquisition, even if the institution has done this legally, clearly and transparently, as they and the experts in corporate law understood. If we are unable to take advantage of business growth opportunities, cost savings and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected.

We make estimates and assumptions in connection with the preparation of our consolidated financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results.

In connection with the preparation of our consolidated financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected.

As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. These same controls and procedures also apply to the rules required by the CVM (Brazilian Securities Commission) in Brazil. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities.

We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by the SEC, CVM or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation in the USA or CVM in Brazil, also could restrict our future access to the capital markets in these locations.

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b) Its parent company, direct or indirect, or control group

Our controlling shareholder has the ability to direct our business.

As of December 31, 2014, IUPAR, our controlling shareholder, directly owned 51.00% of our common shares and 25.54% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other shareholders.

Our Board of Directors is currently comprised of 12 members, only four of whom are deemed independent in accordance with our Corporate Governance Policy. Our shareholders do not have the same protections as if the majority of our Board of Directors’ members were independent, since our directors’ interests may not be aligned at all times with the interests of our shareholders.

In addition, some of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other shareholders. To the extent that these and other conflicting interests exist, our shareholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors.

c) Its shareholders

Holders of our common and preferred shares may not receive any dividends.

According to our Bylaws, we are obligated to pay our shareholders at least 25% of our annual adjusted net income, which may differ significantly from our net income calculated under IFRS. However, this adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law.

In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our Board of Directors informs our shareholders that such distribution would be incompatible with our financial condition. Therefore, in the occurrence of such event, the holders of our preferred shares, including our ADSs, may not receive any dividends.

Furthermore, due to the implementation of Basel III rules, the Central Bank may reduce or determine that no dividends will be paid by financial institutions that are not in compliance with the CMN’s capital requirements.

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares including our ADSs, at the price and time they desire

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in other countries. Thus, an investor’s ability to sell preferred shares, including our ADSs, at the price and time the investor desires may be substantially limited.

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The preferred shares and our ADSs do not have voting rights, except in specific circumstances.

Pursuant to our Bylaws, the holders of preferred shares are not eligible to vote in our general shareholders’ meetings, except in specific circumstances.

Specifically, Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these shareholders, as mentioned below.

According to the provisions of the ADSs deposit agreement, in the event of a general shareholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general shareholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

d) Its subsidiary and affiliated companies

As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1.

e) Its suppliers

We are not exposed to risks related to our suppliers that could materially influence the decision to invest in our securities.

f) Its clients

Changes in the profile of our business may adversely affect our loan portfolio.

Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due to our organic growth or merger and acquisition activity, changes in local economic conditions and, to a lesser extent, in the international economic environment, in addition to changes in the tax regimes applicable to the sectors in which we operate, among other factors. Any changes affecting any of the sectors to which we have significant lending exposure may adversely affect our loan portfolio.

For example, in recent years, Brazilian banks have experienced an increase in loans to consumers, particularly in the automotive sector. However, this increased demand for vehicle financing was followed by a significant rise in the level of consumer indebtedness, which led the automotive sector to incur high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition.

We may incur losses associated with counterparty exposure risks.

We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. This counterparty risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, and their failure to meet their contractual obligations may adversely affect our financial performance.

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g) Economic sectors in which the Issuer operates

Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and have a negative impact on our operations.

The economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil, to varying degrees. Crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

Banks that operate in countries considered to be emerging markets, including us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by movements of aversion to global risk. In addition, any factor impacting investors’ confidence, such as a downgrade in credit ratings or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us.

The disruptions and volatility in the global financial markets may also have significant consequences in the countries in which we operate, such as volatility in the prices of equity securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loan operations, resulting in an increase of the risk associated with our lending activity. Thus, global financial crises, in addition to the Brazilian macroeconomic environment, may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us.

Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects.

Certain Brazilian companies in the energy and infrastructure sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face downgrades from credit rating agencies, experience funding restrictions and have a reduction in revenues, among other negative effects. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itaú BBA Securities) that acted as underwriters on public distributions of securities of such investigated companies are also a party in certain lawsuits in the U.S. and may be parties to other legal proceedings yet to be filed. We cannot predict for how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships that it may have with companies involved in Lava Jato investigations. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth.

Changes in economic conditions may adversely affect us.

Our operations are dependent upon the performance of the Brazilian economy and, to a lesser extent, the economies of other countries in which we do business. The demand for credit and financial services, as well as clients’ ability to pay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Therefore, any significant change in the Brazilian economy and, to a lesser extent, in the economies of other countries in which we do business may affect us.

After a period of accelerated economic expansion, Brazil’s growth rates began to slow down in 2011, and continued at a slow rate through 2014. Growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we make and, therefore, have a material adverse effect on us.

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Brazilian authorities exercise influence on the Brazilian economy. Changes in monetary, fiscal and foreign exchange policies and in the Brazilian government’s structure may adversely affect us.

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients’ ability to pay and, consequently, affecting us.

In addition, changes in the Brazilian government’s structure may result in changes in government policies, which may affect us. This uncertainty may, in the future, contribute to an increase in the volatility of the Brazilian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Brazil and abroad that affect Brazil may also affect us.

Brazilian authorities exercise influence on the Brazilian economy. Changes in monetary, fiscal and foreign exchange policies and in the Brazilian government’s structure may adversely affect us.

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients’ ability to pay and, consequently, affecting us.

In addition, changes in the Brazilian government’s structure may result in changes in government policies, which may affect us. This uncertainty may, in the future, contribute to an increase in the volatility of the Brazilian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Brazil and abroad that affect Brazil may also affect us.

Inflation and fluctuations in interest rates may have a material adverse effect on us.

Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the SELIC interest rate, resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our funding and credit granting costs.

In addition, increases in the SELIC interest rate could reduce demand for credit, increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins.

Instability of foreign exchange rates may negatively affect us.

Brazil has a floating foreign exchange rate system, pursuant to which the market establishes the value of the Brazilian real in relation to foreign currencies. However, the Central Bank may intervene in the purchase or sale of foreign currencies for the purpose of easing variations and reducing volatility of the foreign exchange rate. In spite of those interventions, the foreign exchange rate may significantly fluctuate. In addition, in some cases, interventions made with the purpose of avoiding sharp fluctuations in the value of the Brazilian real in relation to other currencies may have the opposite effect, leading to an increase in the volatility of the applicable foreign exchange rate.

Instability in foreign exchange rates could negatively impact our business. A potential depreciation of the Brazilian real could result in (i) losses on our liabilities denominated in or indexed to foreign currencies; (ii) a decrease in our ability to pay for obligations denominated in or indexed to foreign currencies, as it would be more costly for us to obtain the foreign currency required to meet such obligations; (iii) a decrease in the ability of our Brazilian borrowers to pay us for debts denominated in or indexed to foreign currencies; and (iv) negative effects on the market price of our securities portfolio. On the other hand, an appreciation of the Brazilian real could cause us to incur losses on assets denominated in or indexed to foreign currencies.

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An expansionist fiscal policy may affect us.

An excessively expansionist fiscal policy, combined with increased intervention by the Brazilian government in the economy, could generate a loss of confidence of local and foreign investors. Less credibility could lead to the downgrading of the Brazilian sovereign debt by credit rating agencies, and negatively impact the local economy, causing the depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition.

We face risks associated with the increasingly competitive environment and recent consolidations in the Brazilian banking industry.

The Brazilian market for financial and banking services is highly competitive. We face significant competition from other large Brazilian and international banks. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that increase the ability of clients to switch business between financial institutions. Such increased competition may adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer.

h) Regulation of the sectors in which the Issuer operates

Changes in applicable law or regulations may have a material adverse effect on our business.

Changes in the law or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions.

Financial crises may also cause the Brazilian government to change laws and regulations applicable to Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed regulatory reforms to prevent the recurrence of similar crises, including the Basel III framework, which increased minimum regulatory capital requirements. Once the implementation of the Basel III framework is completed for Brazilian banks and its effects fully evaluated, we may need to reassess our funding strategy for regulatory capital if additional regulatory capital will be required to support our operations under the new standards.

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could adversely affect us. For example, a proposed law to modify the Brazilian consumer protection code would allow courts to change the terms and conditions of credit agreements in certain situations and would make the collection of amounts from those individuals more difficult. In addition, several other local or state legislatures are considering bills intending to impose differing physical security measures and standards of customer services, such as limits in queues and accessibility requirements, that, if signed into law, could affect our operations. More recently, passed and proposed bills in certain state legislatures are imposing or intending to impose restrictions on the ability of creditors in general to report insolvent borrowers in order to have them included in the records of credit protection bureaus, which could also adversely affect us.

We also have operations in countries outside of Brazil, including, but not limited to, Argentina, Chile, Colombia, Paraguay, United Kingdom, Uruguay, United States and Switzerland. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

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Increases in compulsory deposit requirements may have a material adverse effect on us.

Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a portion of these compulsory deposits does not bear interest; instead, these funds must be held in Brazilian federal government securities and used to finance government programs, including a federal housing program and rural sector subsidies. The Central Bank has periodically changed the minimum level of compulsory deposits. Increases in such level reduce our liquidity to grant loans and make other investments and, as a result, may have a material adverse effect on us.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial services related sectors through entities under our control. For regulation or supervision purposes, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us.

If we or any of our financial subsidiaries becomes insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, credits of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

Tax reforms may adversely affect our operations and profitability.

The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates, the basis on which taxes are assessed or the manner in which taxes are calculated, including in respect of tax rates applicable solely to the banking industry. Tax reforms may reduce the volume of our transactions, increase our costs or limit our profitability.

Decision on lawsuits due to government monetary stabilization plans may have a material adverse effect on us.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the monetary stabilization plans, or MSP, from 1986 to 1994, implemented by Brazilian federal government to combat hyper-inflation. We record provisions for such claims upon service of process for a claim.

In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. Holders of savings accounts may collect any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria used to determine provisions for individual lawsuits.

The Federal Supreme Court (Supremo Tribunal Federal, or STF) has issued some decisions in favor of the holders of savings accounts, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements the STF has decided that the bills were constitutional. In order to facilitate a final and definitive ruling regarding saving accounts, the Confederação Nacional do Sistema Financeiro, or Consif, an association of Brazilian financial institutions, filed a special proceeding with the STF (Arguição de Descumprimento de Preceito Fundamental nº 165), in which the Central Bank has filed an amicus brief, arguing that holders of savings accounts did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it has handed down a final decision.

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In addition, the Superior Court of Justice (Superior Tribunal de Justiça, or STJ), which is the highest court responsible for deciding cases relating to federal laws, is expected to imminently rule on several aspects that will directly determine the amount due, in case the STF rules against the constitutionality of the MSPs. The most relevant of such decisions will be: (i) the accrual of compensatory interests on the amount due to the plaintiff, in filings that carry no specific claim to such interests; (ii) the initial date of default interests, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. Also, the STJ ruled that the term for filing class actions expired 5 years of the date of the MSP implementation. As a consequence, numerous class actions have been extinct by the Judiciary as a result of such ruling.

We are also subject to operational risks associated with the handling and conducting of a large number of lawsuits involving government monetary stabilization in case of loss.

Tax assessments may adversely affect us.

As part of the normal course of business, we are subject to inspections by federal, municipal and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have an adverse effect on our financial results.

i) Foreign countries in which the Issuer operates

The risk factors related to foreign countries that could influence the decision to invest in our securities are described in the sub items (a), (f) (g) e (h) of this item 4.1.

4.2. With respect to each of the risks mentioned above, if relevant, comment on any expectations of increase or decrease in the Issuer’s exposure to such risks.

Beyond that described in item 4.1 there is relevant expectation of a reduction or increase in exposure to the risks of the Issuer mentioned in such item.

g) Economic sectors in which the Issuer operates

Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects.

After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards and, therefore, we did not identify any criminal illicit practice to be assigned to us.

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4.3. Describe the legal, administrative or arbitration proceedings to which the Issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the Issuer or its subsidiaries, indicating:

There are no legal, administrative or arbitration proceedings to which the Issuer is a party or that are not confidential or material to its activities.

With respect to its subsidiaries, the proceedings that, due to their amount, the Issuer deems significant (base date December 31, 2014) are as follows.

Civil Proceedings

Lawsuit No. 2007.51.01.001894-7

a.	Court: 22nd Federal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Lower Court
c.	Filing date: 02.05.2007
d.	Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia de Capital Aberto) vs. Banco Banerj S.A. (“Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro and Central Bank of Brazil
e.	Amounts, assets or rights involved: R$ 4,741,452,260.00 (originally claimed amount)
f.	Main facts: The plaintiff challenges Berj’s capital increase, carried out as part of the measures for Banerj’s privatization, which allegedly would dilute the shareholding interest of the minority shareholders. It requests the annulment of the Shareholders’ Meeting that approved the capital increase, and the joint obligation of Berj, State of Rio de Janeiro, Banerj and Central Bank of Brazil to the payment of the alleged losses caused to minority shareholders of the former Berj. The decision dismissed the action without prejudice on the merits since the legal requirement of one year was not proven. The appeal is awaiting decision.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – State of Rio de Janeiro – to the former Banerj.
i.	Amount of provision, if any: No provision.

Lawsuit No. 2005.70.00.027997-3

a.	Court: 6th Federal Court - Curitiba - State of Paraná
b.	jurisdiction: Federal Supreme Court
c.	Filing date: 10.13.2005
d.	Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A.
e.	Amounts, assets or rights involved: R$ 3,738,621,318.72 (originally claimed amount)
f.	Main facts: The plaintiffs require an indemnity for damages allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent banks. Proceedings were suspended.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits.
i.	Amount of provision, if any: No provision.

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Lawsuit No. 2000.51.01.030509-7

a.	Court: 2nd Federal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	jurisdiction: Federal Regional Court of the 2nd Region
c.	Filing date: 11.21.2000
d.	Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro and Caixa Econômica Federal.
e.	Amounts, assets or rights involved: R$ 942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is a Brazilian Class Action involving aspects of Banerj's privatization process. The so called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$ 942,399,095.28. The purpose of said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before the privatization closing date. In these proceedings, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of said amount to the “B Account”, as well as the joint obligation of the defendants to refund the amounts unduly withdrawn, through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the establishment of the “B Account” and the settlements signed. Decision of the Federal Regional Court maintaining the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account.”
i.	Amount of provision, if any: No provision.

Lawsuit No. 2003.51.01.028514-2

a.	Court: 2nd Federal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	jurisdiction: Federal Regional Court of the 2nd Region
c.	Filing date: 12.05.2003
d.	Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro and Labor Public Prosecution Office vs. Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”) (“Banerj”), Mr. Gilberto Carlos Frizão, Mr. Manuel Antonio Granado and Mr. Otávio Aldo Ronco.
e.	Amounts, assets or rights involved: R$ 942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is a Brazilian Class Action based on an alleged administrative improbity, involving aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this proceeding, the plaintiffs claim that there was an undue withdrawal of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they ask that any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and demand the joint obligation of the defendants to refund the amounts unduly withdrawn and to be sentenced under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the charged individuals. The case was dismissed, recognizing the legality of the establishment of the “B Account” and the settlements signed. Decision of the Federal Regional Court maintaining the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”.
i.	Amount of provision, if any: No provision.

Tax Claims

Lawsuit No. 204.699/05

a.	Court: Municipal Tax Foreclosures of São Paulo
b.	jurisdiction: Appellate Court – Court of Justice of the State of São Paulo
c.	Filing date: 11.22.2005

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d.	Parties to the proceedings: City of São Paulo vs. Cia. Itauleasing de Arrendamento Mercantil
e.	Amounts, assets or rights involved: R$ 1,992,824,902.09 (December 2014)
f.	Main facts: A claim was filed for the collection of service tax (ISS) on lease operations carried out throughout the country, in which the place where the service was provided and the calculation basis are being challenged. The motion to stay execution filed by the Company was denied. The Court of Justice of the State of São Paulo granted the Appeal filed by Banco Itauleasing to annul the appealed judgment due to alleged curtailment of the right to defend itself. The case was remanded to the original court so that the expert evidence required by the Company is produced, and a new judgment is rendered. The beginning of the evidence production period is pending.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: No provision.

Lawsuit No. 2003.61.00.003618-5

a.	Court: 25th Lower Civil Court of the Federal Justice of São Paulo
b.	jurisdiction: Appellate Court - Federal Regional Court of the 3rd Region
c.	Filing date: 01.29.2003
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itaú S/A
e.	Amounts, assets or rights involved: R$ 1,453,798,194.38 (December 2014)
f.	Main facts: The illegality of Regulatory Instruction (IN) No. 213/02 is being challenged, especially the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the exchange variation on investments abroad. The case was dismissed. The Federal Regional Court of the 3rd Region granted the Appeal filed by Banco Itaú. The Special Appeal and Extraordinary Appeal filed by the Federal Government are awaiting decision on admissibility.
g.	Chance of loss: Remote (R$ 1,437,169,772.15) and Possible (R$ 16,628,422.23)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: No provision.

Lawsuit No. 16327.721830/2011-92

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Lower Court
c.	Filing date: 12.28.2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Cia. Securitizadora de Créditos Financeiros
e.	Amounts, assets or rights involved: R$ 1,048,227,200.92 (December 2014)
f.	Main facts: It refers to the IRPJ and CSLL payable for the calendar year 2007, upon the acquisition, related to the difference between the credit’s face value and its acquisition cost. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: None.

Lawsuit No. 16327.721476/2012-87

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Lower Court
c.	Filing date: 12.13.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Unibanco – União de Bancos Brasileiros S/A
e.	Amounts, assets or rights involved: R$ 652,277,072.95 (December 2014)
f.	Main facts: Tax assessment notice related to IRPJ/CSLL plus fine on assessment, separate fine and interest on arrears due to the reduction of amounts recorded as goodwill amortization from the acquisition of Banco Bandeirantes S/A and its subsidiaries. The voluntary appeal filed in view of the partial favorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.

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g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: None.

Lawsuit No. 16327.721481/2012-90

a.	court: Federal Revenue Service
b.	Jurisdiction: Administrative Lower Court
c.	Filing date: 12.14.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$ 732,322,381.97 (December 2014)
f.	Main facts: Tax assessment notice by social security authorities regarding the amount of profit sharing and bonus paid to employees in the period from January 2007 to December 2008, and of workers compensation insurance and contribution for third parties (education allowance). The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote (R$ 297,872,894.61) and Possible (R$ 434,449,487.36)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: None.

Lawsuit No. 16327.720115/2012-13

a.	court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court
c.	Filing date: 2.01.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Unibanco – União de Bancos Brasileiros S/A

e.	Amounts, assets or rights involved: R$ 569,275,097.74 (December 2014)
f.	Main facts: It refers to a tax assessment notice for the payment of IRPJ and CSLL for the calendar year 2007 arising from the alleged excess distribution of interest on capital in prior years. The special appeal filed by the Federal Tax Authority at the Superior Administrative Court of Federal Tax Appeals (CSRF) is awaiting decision.

g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: None.

Lawsuit No. 2008.61.00.014763-1

a.	court: 11th Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: appellate court - Federal Regional Court of the 3rd Region
c.	Filing date: 6.23.2008
d.	Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil and Others vs. the Officer of the Financial Institutions of the State of São Paulo

e.	Amounts, assets or rights involved: R$ 1,000,370,709.31 (December 2014)
f.	Main facts: Preliminary injunction filed requiring the suspension of the enforceable increase to 15% from 9% to be levied on the plaintiffs, and their classification under the category of tax payers subject to the lower rate. Preliminary injunction denied. The case was dismissed. The appeal is awaiting decision.

g.	Chance of loss: Probable
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: R$ 1,000,370,709.31

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Lawsuit No. 16327.721796/2011-56

a.	court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court
c.	Filing date: 12.23.2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$ 1,515,413,043.90 (December 2014)
f.	Main facts: Assessment notice aimed at the collection of social security tax due as a result of compensation allegedly paid arising from the granting of stock options to some officers, and non-declaration in the Social Security Information Form (GFIP) of the correct amounts in March, April, May and December 2006. On February 11, 2015, this case was tried at the Administrative Board of Tax Appeals (CARF) and the voluntary appeal filed to fully cancel the assessment notice was granted (the appellate decision is awaiting formalization and acknowledgment).
g.	Chance of loss: Remote (R$ 1,377,207,881.23) and Possible (R$ 138,205,162.67)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: None.

Lawsuit No. 16327.721798/2011-45

a.	court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court
c.	Filing date: 12.23.2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$ 751,932,707.29 (December 2014)
f.	Main facts: Assessment notice requiring the payment of a fine, under Article 9 of Law No. 10,426/2002, due to the alleged failure to withhold income tax on the amounts arising from the grant of stock options to officers. The voluntary appeal filed in view of the partial favorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote (R$ 682,290,956.15) and Possible (R$ 69,641,751.14)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: None.

Lawsuit No. 16327.720.550/2014-18

a.	court: Federal Revenue Service
b.	Jurisdiction: Administrative Lower Court
c.	Filing date: 6.26.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$ 926,956,427.09 (December 2014)
f.	Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing and bonus in 2009 e 2010. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Possible.
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: None.

Lawsuit No. 16327.720.779/2014-44

j.	court: Federal Revenue Service
k.	Jurisdiction: Administrative Lower Court
l.	Filing date: 8.26.2014
m.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itaú BBA S.A
n.	Amounts, assets or rights involved: R$ 515,553,618.79 (December 2014)

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o.	Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing to employees and profit sharing to management members, in the 2010 – 2011 period. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.

p.	Chance of loss: Possible.
q.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
r.	Amount of provision: None.

Lawsuit No. 16327.721108/2014-09

a.	court: Federal Revenue Service
b.	jurisdiction: Administrative Lower Court
c.	Filing date: 12.05.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil x Itaú Unibanco S.A
e.	Amounts, assets or rights involved: R$ 902,655,708.71 (December 2014)
f.	Main facts: : Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds that a portion of the goodwill earned on the Itaú Unibanco merger operation would have been incorrectly amortized on a fiscal basis. A separate fine is being levied due to the non-payment of monthly estimated amounts. The objection filed is awaiting a decision by the Judge of the Federal Revenue Office (DRJ).

g.	Chance of loss: Possible (R$ 770,208,987.92); Remote (R$ 132,446,720.79)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: None.

Lawsuit No. 16327.720680/2013-61

a.	court: Federal Revenue Service
b.	jurisdiction: Administrative Appellate Court
c.	Filing date: 06.24.2013
d.	Parties to the proceedings: Internal Revenue Service of Brazil x Itaú Unibanco S.A
e.	Amounts, assets or rights involved: R$ 20,975,235,418.93 (December 2014)
f.	Main facts: : Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from fiscal year 2,008, resulting from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.

g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision: None.

We highlight below the lawsuits that are no longer included under this item, as compared to the 2014 Reference Form (Base date: December 31, 2013) and the reasons for their exclusion:

➢	Lawsuit No. 2006.61.00.011829-4 - Injunction requiring the suspension of the enforceability of the increase in the PIS and COFINS tax basis, introduced by paragraph 1, Article 3 of Law No. 9,718/98. Lawsuit excluded, since it was included in the tax amnesty of Law No. 11,941/2009 (Article 2 of Law No. 12,996/14;

➢	Lawsuit No. 2009.61.00.007837-6 - Injunction requiring the suspension of enforceability of Law No. 11,727/08, which increased the CSLL rate for financial institutions from 9% to 15%, going against the Isonomy principle. Lawsuit excluded, since it was included in the tax amnesty of Law No. 11,941/2009 (Article 2 of Law No. 12,996/14;

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Labor Claims

The Issuer did not find any lawsuits that are significant in terms of matter or amount involved in the portfolio of labor claims in progress at December 31, 2014. This was also true in relation to its subsidiary companies.

Administrative and arbitration proceedings

The Issuer did not identify administrative proceedings (except for administrative tax claims, as mentioned above) or arbitration proceedings in progress at December 31, 2014 that are significant in terms of the matters or amounts involved.

4.4 Describe the legal, administrative or arbitration procedures that are not confidential to which the Issuer or its subsidiaries are a party and to which the opposing parties are directors or former directors, parent companies or former parent companies, or investors of the Issuer or its subsidiaries, informing:

The Issuer is not a party to any proceedings filed either by its management members or former management members, or by its controlling shareholders or former controlling shareholders.

The Issuer and its subsidiaries carry out corporate transactions that are sometimes contested by minority shareholders who mainly disagree with the amount paid for their shares.

The civil lawsuits filed by the Issuer’s subsidiaries are as follows:

Lawsuit No. 000.00.643149-6

a.	Court: 8th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)

b.	Jurisdiction: Appellate Court.
c.	Filing date: 11.27.2000
d.	Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda. and João Antonio Lian vs. Banco Bandeirantes S/A

e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: The purpose of this lawsuit is the annulment of the resolutions of the Annual Shareholders’ Meetings of Banco Bandeirantes, held in 1999 and 2000, in connection with the fiscal years 1998 and 1999, and to (i) disapprove the financial statements and developments resulting from these resolutions, mainly agreements for the assignment of credits entered into by Banco Bandeirantes and Portonovo, which should be cancelled, revoking the effects deriving from these agreements, and (ii) to recover damages sustained by the plaintiffs as a result of these credit assignment agreements. The claim was judged to be unfounded. The special appeal and extraordinary appeal filed by Sumatra is pending decision.

g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.
i.	Amount of provision, if any: No provision.

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Lawsuit No. 000.00.619716-7

a.	Court: 7th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Superior Court of Justice.
c.	Filing date: 10.5.2000
d.	Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda. and João Antonio Lian vs. Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$216,857,504.55 (December 2014)
f.	Main facts: Action whereby the plaintiffs seek to benefit from the same terms provided in the agreement entered into by the defendants and other minority shareholders of Banco Bandeirantes, ensuring them all the rights set forth therein. The claim was considered valid by the Court of Justice of the State of São Paulo. Special appeal provided to suspend UBB and Bandeirantes’ legitimacy regarding acts committed by the former parent company. The Extraordinary Appeal filed by Sumatra is pending decision.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision, if any: No provision.

Lawsuit No. 51718900-0

a.	Court: (iii) 39th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: (iii) 1st lower court
c.	Filing date: (iii) 02.17.2000
d.	Parties to the proceedings: The Estate of Yerchanik Kissajikian vs. Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Action wherein the plaintiffs seek adjudication on the right to subscribe R$300,000.00, as well as the adjudication of damages sustained due to the unjustified dilution of their ownership interest resulting from capital increases prompted by unjustified losses imposed thereupon by the controlling shareholders abusing their power and decreasing the stockholders’ equity as a result of sales of assets at incompatible prices. The claim was judged to be unfounded at the lower court. The Appellate decision by the Court of Justice of the State of São Paulo affirmed the judgment for defendant.
g.	Chance of loss: Possible.
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.
i.	Amount of provision, if any: No provision.

Lawsuit No. 583.00.2001.076875-7

a.	Court: 3rd Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Lower court
c.	Filing date: 7.5.2001
d.	Parties to the proceedings: Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian and Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A. vs. Unibanco – União de Bancos Brasileiros S/A, Caixa Geral de Depósitos S/A, and Caixa Brasil Participações S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: This lawsuit alleges abuse of power by the controlling shareholder, considering the dilution of the ownership interest in Banco Bandeirantes and the subsequent delisting of the bank without a prior public offering. No decision.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.
i.	Amount of provision, if any: No provision.

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Lawsuit No. 000.02.066583-0

a.	Court: 4th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Superior Court of Justice
c.	Filing date: 4.15.2002
d.	Parties to the proceedings: Renato Cifali, Arlete Sanchez Morales Cifali, Sylvio Propheta de Oliveira, Luiz Carlos Ferreira and Clube de Investimentos FHS vs. Unibanco – União de Bancos Brasileiros S/A, and Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Action whereby the plaintiffs seek the exhibition of the agreement governing the transfer of control over Banco Bandeirantes entered into by Caixa Brasil SGPS and Unibanco. Lawsuit dismissed due to lack of interest in acting. The special appeal is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.
i.	Amount of provision, if any: No provision.

Lawsuit No. 000.02.052042-5

a.	Court: 15th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Superior Court of Justice
c.	Filing date: 3.25.2002
d.	Parties to the proceedings: Renato Cifali, Arlete Sanchez Morales Cifali, and Panamá Empreendimentos e Participações Ltda. vs. Unibanco – União de Bancos Brasileiros S/A, and Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Action whereby the plaintiffs seek a ruling that the enforcement of the provisions contained in the agreement entered into between the parties is to be contingent on the fulfillment of the defendants’ obligations – exercise of the right to elect one member of the Banco Bandeirantes’s fiscal council and his/her alternate –, and to exercise stock option. Action dismissed. Awaiting special appeal to the Superior Court of Justice.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.
i.	Amount of provision, if any: No provision.

Lawsuit No. 583.00.1998.940258-0

a.	Court: 15th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Appellate court
c.	Filing date: 3.25.2002
d.	Parties to the proceedings: Hélio Caretoni vs. Banco Bandeirantes S/A, Caixa Geral de Depósitos S/A, Unibanco – União de Bancos Brasileiros, and Caixa Brasil Participações S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Action seeking to force the execution debtors to calculate the amounts due in order to be able to exercise the call option with respect to 50,000 preferred shares in Banco Bandeirantes. The execution is based on an agreement under which Caixa Brasil (the parent company of Banco Bandeirantes) conferred upon certain minority shareholders (including the plaintiff) the right to exercise put and call options relating to shares resulting from capital increases proportionally to their equity positions. Appeal granted in favor of illegitimacy. The appeal filed by the plaintiff was denied. Request to hear the special appeal by the plaintiff was denied. Interlocutory appeal against the decision to deny the special appeal is pending decision on admissibility.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.
i.	Amount of provision, if any: No provision.

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Lawsuit No. 5263020-40.2007.8.13.0024

a.	Court: 3rd Court of the Federal Justice of Minas Gerais (State of Minas Gerais)
b.	Jurisdiction: Superior Court of Justice
c.	Filing date: 8.17.1982
d.	Parties to the proceedings: Ítalo Aurélio Gaetani plus 71 Co-Plaintiffs vs. Unibanco – União de Bancos Brasileiros S/A
e.	Amounts, assets or rights involved: R$29,302,093.03 (December 2014) (merger of Banco Mineiro by Unibanco – União dos Bancos Brasileiros S/A).
f.	Main facts: This lawsuit refers to an indemnity claim filed by minority shareholders due to alleged losses incurred as a result of the process of merging Banco Mineiro into Unibanco. The claim was judged to be unfounded. Divergence motion denied by the Superior Court of Justice. Final and unappealable judgment was certified on March 3, 2015.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision, if any: No provision.

Lawsuit No. 583.00.2009.229.838-5 and 583.00.2011.137.145-3

a.	Court: (i) 39th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo) (ii) 10th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo).
b.	Jurisdiction: (i) Appellate court; (ii) Lower court.
c.	Filing date: (i) February 5, 2010; (ii) April 20, 2011.
d.	Parties to the proceedings: (i) S/A Philomeno Indústria e Comércio and Panamá Empreendimentos e Participações vs. Itaú Unibanco Holding S/A; (ii) Philomeno Imóveis e Participações Ltda vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$0,00
f.	Main facts: (i) shareholder seeking damages on the grounds of having been precluded from exercising his right as shareholder, (ii) shareholder seeking the exhibition of the agreement entered into therewith. In compensation action Proc. No. 583.00.2009.229.838-5 was made unfounded sentence, maintained by TJSP. The special appeal was not admitted. Pending a possible appeal of the opposing party. In exibitória action Proc. No. 583.00.2011.137.145-3 was dismissal of judgment. The TJSP did not know of the appeal of the author. The decision became final on 02/25/2015. It is awaiting the physical filing done.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.
i.	Amount of provision, if any: No provision.

4.5. With respect to the confidential relevant proceedings in which the Issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and inform the amounts involved

The Issuer and its subsidiaries are not party to any confidential proceedings that are considered significant.

4.6. Describe any repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively relevant, to which the Issuer or its subsidiaries are party, specifying labor, tax and civil claims, among others, and indicating:

The Issuer does not have any repetitive or related legal, administrative or arbitration proceedings that are collectively relevant.

We present below a description of the proceedings of this nature affecting the Issuer's financial subsidiaries.

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Civil Proceedings

Litigation arising from government monetary stabilization plans

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans to combat hyperinflation (“MSP”). In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time these MSP were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest amounts based on the inflation rates applied to the deposit accounts according to the MSP.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the MSP, and we record provisions for such claims upon service of process for a claim.

In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court, or STF, has issued some decisions in favor of savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has decided that the bills were constitutional. As a response to this discrepancy, the Confederação Nacional do Sistema Financeiro, or Consif, an association of Brazilian financial institutions, filed a special proceeding with the STF (Arguição de Descumprimento de Preceito Fundamental nº 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it pronounces a final decision. In addition, the Superior Court of Justice, or STJ, which is the highest court responsible for deciding cases relating to federal laws, is expected to imminently rule on several aspects that will directly determine the amount due, in case the STF rules against the constitutionality of the MSPs. The most relevant of such decisions will be:: (i) the accrual of compensatory interests on the amount due to the plaintiff, in filings that carry no specific claim to such interests; (ii) the initial date of default interests, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. The STJ also ruled that the term for filing class actions expired 5 years of the date of the MSP implementation. As a consequence, numerous class actions were extinct by the Judiciary as a result of such ruling.

At December 31, 2014, the total amount of the provision for civil claims was R$4,643 million.

Tax Proceedings

In relation to taxes, the conglomerate has a number of claims in which the levying of service tax (ISS) is challenged and for which a provision of R$648 million was recorded at December 31, 2014.

ISS Leasing – place of service provision/calculation basis

Companies that carry out leasing operations within the Itaú Unibanco Conglomerate pay ISS to the municipality where the service provider is located, which is effectively where the leasing activity is carried out, specifically the assessment and approval of credit and monitoring of agreements, pursuant to tax legislation in force.

Several Itaú Unibanco conglomerate companies were assessed and became parties to execution proceedings due to the non -payment of ISS on lease operations in other 300 municipalities where the leased asset is chosen and handed over to the lessee. The calculation basis used in the tax assessment is usually higher than the consideration for the lease. The place where the service is provided and the calculation basis are challenged in these claims.

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The matter was found in favor of the banks by the STJ for the procedures for the settlement of repetitive appeals, and an appeal to the Federal Supreme Court is still pending. Once the leading case is judged, the decision will be applicable to all similar cases submitted to the Superior Court of Justice or lower courts.

Pursuant to CVM Resolution No. 489/2005, no provision was recorded since the chance of loss is considered remote in these cases and based on the decision of the Superior Court of Justice favorable to the taxpayers as mentioned above.

ISS financial activity

The financial institutions of the Itaú Unibanco conglomerate pay ISS on income resulting from the effective provision of services, such as checking account opening fees and credit card management fees. On the other hand, they are assessed and become parties to tax foreclosures collecting the payment of the municipal tax on other income that is typical of financial activity, such as income from financial operations. The conglomerate believes that the assessed income should not be characterized as service provision or be included in the list of taxed services attached to Supplementary Law No. 116/03, and therefore the collection of ISS is illegal.

Labor Claims

The Issuer did not identify any labor claims in progress at December 31, 2014 as being significant in terms of the matters or amounts involved. The same was true regarding its subsidiary companies.

4.7. Describe other relevant contingencies that are not included in the previous items

We refer to Note 12 to our Consolidated Financial Statements at December 31, 2014, as published, which shows that there are provisions for tax contingencies and legal obligations totaling R$6,626,932 thousand (R$2,923,211 thousand for contingencies and R$3,703,721 thousand for legal obligations), provisions for civil contingencies amounting to R$4,643,356 thousand, while for labor proceedings the total amount is R$5,597,552 thousand and for other contingencies the total amount is R$158,831 thousand.

The main taxes theses which are subject to provisions are as follows:

		R$(000)
Tax	Issue	Amount
CSLL	Isonomy: we claim that this tax should be levied at the regular rate of 9%, instead of the increased CSLL rate for financial and insurance companies of 15%, alleging the unconstitutionality of Article 41 of Law No. 11,727/08.	1,000,634
PIS/COFINS	Billing x Gross Revenue: we claim that these taxes should be levied only on revenue arising from sales of goods and services, or even the levying of PIS Repique (5% of income tax due), instead of total gross revenue, alleging the unconstitutionality of paragraph 1, Article 3, of Law No. 9,718/98.	571,744
IRPJ/CSLL	Taxation of Income Earned Abroad: we claim the exemption of positive results of equity in earnings from investments abroad.	527,276

In addition to the balances provided for, Note 12 to our financial statements states the balances of labor contingencies assessed as possible losses amounting to R$416,161 thousand, as well as civil contingencies assessed as possible losses amounting to R$ 1,800,483 thousand, and tax contingencies assessed as possible losses totaling R$14,172,190 thousand, which is explained by the main theses described below.

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Main Possible Loss Theses - Tax Contingencies

		R$ thousands
Tax	Issue	Amount
INSS	Non-wage amounts: we are defending the non-levy of this tax on these amounts, mainly profit sharing, income, transportation vouchers and flat bonuses.	4,278,128
IRPJ/CSLL	Deduction – Goodwill: we are defending the deductibility of goodwill on acquisition of investments with expected future profitability.	1,923,743
IRPJ/CSLL	Interest on capital: we are defending the deductibility of interest on capital declared to shareholders based on the Brazilian long- term interest rate (TJLP) levied on stockholders’ equity for the year and for prior years.	1,202,250
IRPJ/CSLL/PIS/COFINS	Rejection of the Offset Request: the liquidity and certainty of the offset credit are being analyzed.	1,174,160
ISS	Banking activities: we understand that banking activities are not mixed up with services and/or that they are not mentioned in Supplementary Law No. 116/03 or in Decree-Law No. 406/68.	872,012

There are no other relevant contingencies in the case of the Issuer.

4.8. For the rules of the foreign issuer’s country and the rules of the country in which the foreign Issuer’s securities are held in custody, if different from the original country, please identify:

a)	Restrictions imposed on the exercise of political and economic rights

Not applicable; Brazil is the country of origin of the Issuer.

b)	Restrictions on outstanding securities and their transfer

Not applicable; Brazil is the country of origin of the Issuer.

c)	Cases for the cancellation of registration

Not applicable; Brazil is the country of origin of the Issuer.

d)	Other issues of interest to investors

Not applicable; Brazil is the country of origin of the Issuer.

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ITEM 5 – MARKET RISKS

5.1. Describe, on a quantitative and qualitative basis, the main market risks to which the issuer is exposed, including those relating to foreign exchange risks and interest:

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, most typically caused by variations in foreign exchange rates, interest rates, Brazilian inflation indexes, equity and commodity prices, along with various indexes for these risk factors. Market risk management is the process by which our management monitors and controls risk of variations in the value of financial instruments due to market movements, while aiming to optimize the risk-return ratio through an adequate limit and alert structure, effective risk management models and related management tools.

Our market risk framework categorizes transactions as part of either the Banking Portfolio or the Trading Portfolio, in accordance with criteria established by specific regulation. Our Trading Portfolio is composed of all transactions with financial and commodity instruments (including derivatives) held with the intention of trading, to benefit from arbitrage opportunities, or using such transactions to hedge risk within this portfolio, and that have no restriction on trading. Profits are based on changes in actual or expected prices in the short term.

Our Banking Portfolio is predominantly characterized by trades originated from the banking business and related to the management of our balance sheet. As a general rule, this desk’s portfolios are held without intent of trading and time horizon of medium and long term.

Market risk exposures that are inherent to many financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts the evaluation of a certain position. The main risk factors measured by us are:

• Interest rates: the risk of losses from transactions that are subject to interest rate variations;

• Other foreign interest rates: the risk of losses from transactions subject to foreign interest rate variations;

• FX rates: the risk of losses from positions subject to foreign exchange rate variation (e.g., foreign currency positions);

• Brazilian inflation indexes: the risk of losses from transactions subject to variations in inflation linked indexes; and

• Equities and commodities: the risk of losses from transactions that are subject to equity and commodity price variations.

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, FX rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of the others risk indicators, such as interest rates and FX rates and follows the governance and risk limits framework adopted by our management for market risk assessment.

Market risk is analyzed based on the following key metrics:

• Value at Risk (VaR): a statistical metric that quantifies potential economic losses based on normal market conditions, considering a defined holding period and confidence level;

• Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios);

• Stop Loss: a mechanism that triggers a management review of positions, if the accumulated losses in a given period reach specified levels;

• Concentration: cumulative exposure of certain financial instrument or risk factors calculated at market value (MtM – Mark to Market); and

• Stressed VaR: a statistical metric derived from VaR, aimed at capturing the largest risk in simulations of the current portfolio, taking into consideration observable returns in historical scenarios of extreme volatility.

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In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

• Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

• Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one annual basis point change is applied to current interest rates or index rates; and

• Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options in connection with the prices of the underlying assets, implied volatilities, interest rates and time.

VaR – Consolidated Itaú Unibanco Holding

We improved our internal methodology to calculate Consolidated VaR, migrating from the “parametric” approach to a “historical simulation” approach (except with respect to our Foreign Units, which are in the process of migrating to the historical simulation methodology). This new methodology carries out the full repricing of all positions, using the real historical distribution of assets.

The table below shows the Consolidated Total VaR (utilizing both approaches), comprising our Trading Portfolio and Banking Portfolio, and our subsidiaries abroad, namely Itaú BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguay, Banco Itaú Paraguay and Itaú BBA Colombia showing where there are higher concentrations of market risk. We adhered to our policy of operating within low limits in relation to capital and maintained our conservative management and portfolio diversification approach through the period.

											(In millions of R$)
Global VaR (Parametric approach)	Average	Minimum	Maximum	December 31, 2014	Average	Minimum	Maximum	December 31, 2013	Average	Minimum	Maximum	December 31, 2012
Group of Risk Factor
Brazilian Interest rate	89.0	37.0	193.0	127.8	172.4	65.6	416.9	69.1	191.2	71.8	427.6	348.7
Other Interest rate	43.8	21.1	149.4	90.4	26.2	8.6	76.7	45.2	20.4	7.3	49.6	11.4
FX rate	28.7	3.6	110.6	8.9	34.5	4.4	70.2	10.4	25.7	4.6	53.9	8.8
Brazilian Inflation Indexes	89.0	45.9	144.7	82.9	76.1	37.3	155.5	65.7	110.3	14.8	325.0	51.2
Equities and commodities	19.1	10.4	35.0	24.8	29.6	14.0	60.1	20.4	24.2	13.6	43.5	16.8
Foreign Units
Itau BBA International	1.1	0.4	2.3	1.6	2.4	1.6	4.1	1.9	1.7	0.7	5.1	1.1
Banco Itaú Argentina	4.0	0.9	18.8	1.9	4.0	2.2	7.4	5.7	3.0	1.7	5.6	5.5
Banco Itaú Chile	3.3	1.3	5.5	5.3	5.6	2.1	13.6	2.1	5.5	3.2	9.6	4.4
Banco Itaú Uruguai	1.6	0.8	2.6	2.1	2.8	1.5	8.9	1.7	1.7	0.3	3.4	2.0
Banco Itaú Paraguai	1.3	0.6	3.6	3.5	0.9	0.4	1.8	0.9	0.4	0.2	1.4	1.0
Banco Itaú BBA Colombia	0.4	0.1	1.2	0.5	0.4	0.0	1.3	0.2	-	-	-	-
Diversification effect (1)				(169.3)				(113.0)				(77.1)
Total	125.5	59.0	231.4	180.4	224.5	97.9	443.4	110.4	289.7	118.0	601.4	373.7

(1) Reduction of risk due to the combination of all risk factors.

Global VaR (Historical Simulation approach) (1)	Average	Minimum	Maximum	December 31, 2014
Group of Risk Factor
Brazilian Interest rate	92.4	37.0	161.8	124.8
Other Interest rate	60.4	21.1	93.2	83.6
FX rate	36.1	3.6	141.2	26.5
Brazilian Inflation Indexes	99.1	45.9	162.9	115.7
Equities and commodities	22.8	10.4	60.7	22.5
Foreign Units
Itau BBA International	1.1	0.4	2.3	1.6
Banco Itaú Argentina	4.0	0.9	18.8	1.9
Banco Itaú Chile	3.3	1.3	5.5	5.3
Banco Itaú Uruguay	1.6	0.8	2.6	2.1
Banco Itaú Paraguay	1.3	0.6	3.6	3.5
Banco Itaú BBA Colombia	0.4	0.1	1.2	0.5
Diversification effect (2)				(194.9)
Total	131.9	59.0	227.7	193.1

(1) Except for the "Foreign Units" (calculated by the parametric methodology)

(2) Reduction of risk due to the combination of all risk factors.

On 2014, our average global VaR (parametric) was R$125.5 million, or 0.12% of our consolidated stockholders’ equity on December 31, 2014, compared to our average global VaR (parametric) of R$224.5 million on December 31, 2013 or 0.27% of our consolidated stockholders’ equity on December 31, 2013, and to R$289.7 million on December 31, 2012, or 0.38% of our consolidated stockholders’ equity on December 31, 2012. On December 31, 2014, our average global VaR (historical simulation) was R$131.9 million, or 0.13% of our consolidated stockholders’ equity on December 31, 2014.

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VaR – Trading Portfolio

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our trading portfolio, or the Trading Portfolio. Our total average Trading Portfolio VaR was R$25.7 million on December 31, 2014, compared to R$40.2 million on December 31, 2013 and to R$54.3 million on December 31, 2012.

											(In millions of R$)
Trading Portfolio VaR	Average	Minimum	Maximum	December 31, 2014	Average	Minimum	Maximum	December 31, 2013	Average	Minimum	Maximum	December 31, 2012
Group of Risk Factor
Brazilian Interest rate	22.2	7.8	44.8	16.6	38.2	15.7	104.9	20.1	38.3	12.8	95.4	25.2
Other Foreign Interest rate	12.1	3.6	35.0	3.6	13.7	4.5	31.7	21.7	10.7	4.2	27.2	6.4
FX rates	7.9	2.4	22.8	10.7	31.8	6.2	68.1	9.4	25.1	4.9	55.6	9.9
Brazilian Inflation Indexes	15.9	8.1	27.3	8.1	12.0	3.1	30.4	21.4	9.4	1.8	22.2	7.1
Equities and commodities	10.3	1.7	57.2	4.3	19.2	5.8	38.2	13.7	23.3	13.8	41.5	14.8
Diversification effect (1)				(26.4)				(56.0)				(38.6)
Total	25.7	13.1	54.3	16.9	40.2	17.7	71.7	30.3	54.3	21.3	112.3	24.7

(1) Reduction of risk due to the combination of all risk factors.

Sensitivity Analyses (Trading and Banking Portfolios)

As required by Brazilian regulation, we conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances.

The sensitivity analyses of the Trading Portfolio and Banking Portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures and minimize the possibility of significant losses. In addition, the study's sole purpose is to disclose the exposure to risks, irrespective of the accounting practices adopted.

					(In thousands of R$)
		Trading Portfolio (1)			Trading and Banking Portfolios (1)
Exposures		December 31, 2014			December 31, 2014
Risk Factors	Risk of change	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(540)	(126,764)	(237,705)	(5,493)	(1,417,835)	(2,688,954)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	22	(1,729)	(3,374)	-	(19,266)	(34,458)
Foreign Exchange Rates	Prices of Foreign Currencies	610	165,600	337,463	(17,308)	(247,730)	(414,333)
Price Index Linked	Prices Indexes Linked Interest Rates	(16)	(5,703)	(11,680)	(1,700)	(238,647)	(430,973)
TR	TR Linked Interest Rates	(20)	(5,093)	(9,579)	705	(224,170)	(473,074)
Equities	Prices of Equities	(78)	(11,769)	(35,990)	1,661	(49,699)	(122,034)
Total		(22)	14,542	39,135	(22,135)	(2,197,347)	(4,163,826)

(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios (modified on the second quarter of 2014), are used:

• Scenario I: Addition of one basis point to interest rates and associated indexes and one percentage point to currency and equity prices;

• Scenario II: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and

• Scenario III: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

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Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical daily results with the estimated daily VaR. The number of exceptions (i.e. deviations) with respect to the pre-established VaR limits should be consistent, within an acceptable margin, with the hypothesis of 99.0% confidence intervals (i.e., there is a 1.0% probability that the financial losses are higher than the losses estimated by the model), considering a period of 250 business days (ending on December 31, 2014). The backtesting analysis presented below takes into consideration the ranges suggested on the document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements”, published by the Basel Committee.

The ranges are divided into:

• Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted;

• Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates the need to pay attention and/or monitor and may indicate the need for improvement actions and/or monitoring and may indicate the need of reviewing the model; and

• Red (10 or more exceptions): demonstrates the need for an improvement action.

The exposure graph below illustrates the reliability of risk measures generated by the models we use in the Trading Portfolio (foreign units are not included in the graph below given the immateriality of amounts involved).

The graph shows the adequacy level of the market risk models used by us, presenting the risk (absolute value) versus return pairs for the period considered. Since the diagonal line represents the threshold where risk equals return, all the dots below this line indicate exceptions to the estimated risk.

For the exposure of the Trading Portfolio, the hypothetical losses exceeded the VaR estimated by the model on 2 days during the 250 day period ended on December 31, 2014.

In millions of R$

(1) Foreign units are not considered.

Source: Itaú Unibanco Holding

5.2. Describe the market risk management policy adopted by the Issuer, its objectives, strategies and instruments, indicating:

Our policy and general market risk management framework are consistent with the principles contained in CMN regulations and applying all business units and legal entities of the Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

• Political, economic and market conditions;

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• The market risk profile of the portfolio; and

• Expertise within the Itaú Unibanco Group to support operations in specific markets.

Our market risk management framework is subject to the governance and hierarchy of committees, with specific limits assigned to different portfolios and levels (for example, Banking Portfolio, Trading Portfolio, Equities Desk), as well as classes of market risk (such as interest rate risk, foreign exchange risk, among others). Daily risk reports, used by the business and control units, are also sent to senior management. In addition, our market risk management and control process is subject to periodic reviews. The key principles underlying our market risk control are as follows:

• Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;

• Provide disciplined and informed dialogue of the overall market risk profile and its evolution over time;

• There must be transparency as to how the business works to optimize results;

• Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and

• Concentration of risks must be monitored and avoided.

Market risk is controlled by a unit that is independent from our “risk originating” business units and is responsible for performing the daily activities of: (i) risk measurement, and assessment; (ii) monitoring of stress scenarios, limits and alerts; (iii) application of stress scenarios, analysis and tests; (iv) reporting of risk findings to responsible individuals within the relevant business unit, in accordance with our governance requirements; (v) monitoring the necessary actions to readjust positions and/or levels of risk to make them viable; and (vi) providing support for the launch of new financial products. To this end, we have a structured process of communication and information flow that provides information to our Superior Committees and monitors compliance with the requirements of Brazilian and relevant foreign regulatory agencies.

Our structure of limits and alerts follows the guidelines of the Board of Directors and is approved by the Superior Risk Policies Committee (CSRisc), that meets at least every two months, after endorsement by the Superior Institutional Treasury Committee (CSTI). This structure of limits and alerts promotes the effectiveness and coverage of control and is reviewed at least annually. The limits range from aggregated risk indicators at the portfolio level to more granular limits at the individual desk level. The market risk limits framework extends to the risk factor level, with specific limits that aim to improve the process of risk monitoring and understanding as well as prevent risk concentration. These limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility and our risk appetite. The process of setting these limit levels and breach reporting follows the procedures approved by our financial conglomerate´s internal policies. There is a structured process of communication and information flow, which provides information for all executive levels at our institution, including the Board of Directors members through the CGRC, that meets every two months. Market risk limits are monitored on a daily basis and breaches and potential breaches of limits are reported and discussed in appropriate committees in accordance with the following procedure:

• Within one business day, to the management of the relevant business units and to the risk control and the business unit executives; and

• On a monthly basis, to the Superior Institutional Treasury Committee (CSTI), which is chaired by our Chief Executive Officer.

a) Risks that are intended to be hedged

Hedges are mainly against the risks posed by fluctuations in interest rates, inflation and exchange rates.

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b) Equity hedging strategy

The hedging strategy is aimed at avoiding that fluctuations in relevant market factors compromise the equity value.

Market risk management is aimed at mapping and controlling risks of mismatches. The Market and Liquidity Risk Control Office is responsible for mapping, calculating and informing market risks and mismatching of terms, currencies and indexes, as well as the use of limits approved by the proper committees/authorities.

Treasury conducts hedging transactions to mitigate and manage risks of mismatches, complying with the limits of exposure and risks approved by the proper committees/authorities. For management of these risks, it analyzes the information provided and economic data for hedging purposes.

The so-called hedge accounting derivatives are monitored based on their effectiveness and accounting impacts.

c) Instruments used for equity hedging purposes

When necessary, the Issuer operates with derivative financial instruments in the market.

The Bank uses a number of financial instruments for risk management, which include securities and derivatives traded over the counter or on stock exchanges. Derivates mainly include:

•	Interest rate and foreign currency futures contracts

•	Non-Deliverable Forward – NDF

•	Interest rate and foreign exchange swap contracts

•	Options

Transactions with derivative financial instruments are classified in accordance with their characteristics, risk management or cash flow hedge.

d) Parameters used for managing these risks

Risk management parameters used by the Issuer include market risk metrics, such as:

•             Value at Risk (VaR): a statistical metric that quantifies potential economic losses based on normal market conditions, considering a defined holding period and confidence level;

•             Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios);

•             Stop Loss: a mechanism that triggers a management review of positions, if the accumulated losses in a given period reach specified levels;

•             Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); and

•             Stressed VaR: a statistical metric derived from VaR, aimed at capturing the largest risk in simulations of the current portfolio, taking into consideration observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•             Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

•             Sensibility (DV01 – Delta Variation): impact on the market value of cash flows when a one annual basis point change is applied to current interest rates or index rates; and Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options in connection with the prices of underlying assets, implied volatilities, interest rates and time.

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e) If the Issuer carries out transactions involving financial instruments for different equity hedging purposes, state what these purposes are

The Issuer hedges its transactions with clients and proprietary positions, with the intention of taking advantage of market opportunities, seeking to mitigate risks arising from fluctuations in prices of market risk factors and mismatches, as well as maintaining the classification of operations within the exposure limits in effect approved by the proper committees/authorities.

Derivatives are used for these hedging activities and treasury proprietary transactions. In situations in which these transactions are designated for hedge accounting, hedge effectiveness and any accounting impacts are monitored. Hedge accounting and economic procedures are governed by institutional rules.

f) Organizational structure for risk management control

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Market Risk

Senior management is directly involved in the market risk management, which is conducted on an ongoing basis with commissions and committees meeting regularly so that the risk assessment and its impact on capital have an effective influence on the decision-making process of all levels, whether related to products, activities, processes or systems of Itaú Unibanco.

The Board of Directors is the highest authority with respect to risk and capital management of Itaú Unibanco. The Risk and Capital Management Committee (CGRC) was created to support the Board of Directors in carrying out its risk management activities. At the executive level, market risk management is conducted by the Superior Risk Policy Committee (“CSRisc”), usually chaired by Itaú Unibanco’s CEO, as shown in Chart 1.

Market Risk Governance

Chart 1 – Market Risk Governance

Risk and Capital Management Committee (CGRC)

The CGRC supports the Board of Directors in the implementation of its duties related to the risk and capital management of Itaú Unibanco, by submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to:

▪	definitions regarding the appetite for risk of Itaú Unibanco, assuring its alignment with its strategy and including: acceptable levels of capital and liquidity, types of risk to which the institution could be exposed, aggregate limits for each type of risk, tolerance with respect to volatility of results and risk concentrations, and general guidelines on tolerance regarding risks that may have an impact on the value of Itaú Unibanco’s brand;
▪	supervision of the risk management and control activities of Itaú Unibanco to ensure adequacy to the risk levels assumed and the complexity of transactions in which it engages, as well as compliance with regulatory requirements;
▪	review and approval of capital management institutional policies and strategies that establish mechanisms and procedures intended to maintaining capital compatible with the risks incurred by Itaú Unibanco;
▪	determination of the minimum expected return on Itaú Unibanco’s capital for its entire business, as well as monitor performance;
▪	supervision of its incentive structures, including compensation, seeking to ensure their alignment with risk control and value creation objectives; and
▪	promotion and improvement of Itaú Unibanco’s risk culture.

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Superior Risk Policies Committee (CSRisc)

The CSRisc is the highest authority with respect to risk and capital management at the executive level. It meets at least every two months. This Committee’s general responsibilities are as follows:

▪	establishing general risk policies that determine risk managers’ performance and approval levels for the respective risk managers of each identifiable risk;

▪	approving necessary procedures for compliance with defined policies and procedures;

▪	approving decisions on whether to take risks with significant impact on capital and reviewing decisions by other committees within their own thresholds;

▪	setting individual limits by type of risk and in line with Itaú Unibanco’s risk appetite;

▪	submitting the risk appetite statement to the Board of Directors;

▪	reviewing, on an annual basis or whenever required, the selection and calibration of metrics for risk appetite;

▪	monitoring the adherence to the risk appetite statement;

▪	deciding on actual or potential excess situations in relation to risk appetite;

▪	monitoring action plans to resolve excess of risk appetite and reporting progress.

For risk appetite metrics monitored by the Board of Directors, the CSRisc will be responsible for:

▪	reporting actual or potential excess of risk appetite to the Board of Directors;

▪	submitting proposals to change the calibration of metrics for approval of the Board of Directors;

▪	submitting action plans to resolve any excess and the outcome of action plans monitoring for approval of the Board of Directors;

▪	ensuring the risk and capital management consistency over time in the Holding Company;

▪	monitoring the process to implement risk and capital management tools, particularly addressing those that will ensure the monitoring of adherence to risk appetite.

Superior Institutional Treasury Committee (CSTI)

The CSTI is responsible for monitoring the effective market risk governance in Itaú Unibanco, including the systems used to measure market risk. Additionally, the CSTI is mainly responsible for discussing and deciding, to the extent of the authority levels granted by the CSRisc:

▪	the exposure limits for market risk, such as metrics and consolidated limits for trading and banking portfolios (including stress conditions for each type of risk) subject to those defined by the CSRisc, in addition to initial limits of a new foreign unit and/or for a new risk factor;

▪	Operating guidelines and decision-making powers granted to the Institutional Treasury Management Committee (CGTI);

▪	retention periods with respect to primary types of risks, taking into account position amounts and market liquidity;

▪	positions managed by this committee, with regards to trading and banking portfolios;

▪	risk control models and procedures, including those in addition to the ones delegated by the CSRisc;

▪	matters and limits related to treasury operational risk;

▪	stop loss policies;

▪	compensation policies;

▪	accounting hedge strategies.

▪	P&L of portfolios, as well as the related risk-adjusted return.

Superior Institutional Treasury and Liquidity Committee (CSTIL)

The CSTIL is mainly responsible for:

▪	controlling the use of liquidity limits;

▪	analyzing the current and future levels of liquidity and taking actions intended to promote prudent and efficient progress for the Holding Company’s financial flows;

▪	discussing and deciding, within the authority delegated by the CSRisc:

▪	maximum levels of liquidity mismatch (GAP) for the various terms and currencies, minimum levels of reserves in local and foreign currency, subject to those defined by the CSRisc, and it may establish additional and supplementary controls and limits, if required;

▪	operational guidelines and decision-making powers granted to the CGTI;

▪	policies for raising and investing in the domestic and foreign financial markets;

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▪	contingency liquidity plans;
▪	compensation policies.

Risk Policies Committee (CNR)

The CNR is aimed at improving governance and the review of risk and capital policies.

The CNR is mainly responsible for:

▪	reviewing and approving, by consensus, within the authority established by the CSRisc, supplementary market, liquidity, credit and operational risk management policies (GR);
▪	validating, for Board of Directors’ final approval, the institutional risk policies (HF);
▪	monitoring the approvals of specific supplementary policies (annexes) granted to technical forums reporting to the committee.

Model Assessment Technical Committee (CTAM)

The CTAM's duty is related to the approval and assessment of risk models based on the opinion of the independent model validation group. The Committee is mainly responsible for:

▪	approving models related to the calculation of market and pricing risk;
▪	approving for temporary use models related to the calculation of market and pricing risk;
▪	approving, recommending, suggesting and monitoring action plans proposed for the validated models;
▪	monitoring the performance of the market risk model as time goes by, determining new developments or recalibration of parameters, if required.

g) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The integrated management of operational risk, internal controls and compliance is in conformity with the internal policy approved by the Board of Directors, and is structured in three lines of defense:

•	1st line: represented by the business and risk control areas, it is responsible for identifying, measuring, assessing, and managing operational risk events, as well as keeping an effective control environment (including the compliance with internal and external rules).
•	2nd line: represented by the independent internal controls/ validation area, it is responsible, among others, for disclosing and ensuring the application of decisions, policies and strategies with respect to operational risk management, as well as validating policies and processes on an independent basis.
•	3rd line: represented by the Internal Audit Area, it is responsible, among others, for verifying, on an independent and periodic basis, the adequacy of processes and procedures for risk management and identification.

In conformity with the best Basel Accord practices, Itaú Unibanco carries out an independent validation of its risk processes and models. This activity is conducted by the Internal Controls, Compliance and Operational Risk Executive Board (DCIC), which, as it is segregated from the business and risk control areas, ensures the independence of assessments.

For conducting the activities of the second line of defense, the DCIC established a specific work methodology, also formalized in an internal policy, in which:

•	the independent validation of processes is aimed at identifying, measuring, assessing, monitoring and responding to the organization’s operational risks, with the purpose of keeping losses and risks within the limits established by the institution;
•	the independent validation of Itaú Unibanco’s risk models is primarily aimed at ensuring the strength and the proper use of the models used in management, by way of independent technical validations.

Independent validation process

The validation methodology, defined in a specific internal policy, adheres to the requirements established in Circulars No. 3,646 and No. 3,674 of the Central Bank of Brazil. Among others, the validation stages includes, as follows:

•	Checking the mathematical and theoretical development of pricing, market risk models and input construction (interest curves and volatility surfaces);
•	Quantitative and qualitative analyses of models, including statement of variables, construction of independent calculator and adequacy of technical references adopted;
•	When applicable, comparison with alternative models and international benchmark;
•	Historical backtesting of the model, checking its adherence to market observations;

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•	The accurate implementation of the models into the systems used.

Additionally, the validation area assesses the stress testing program used in market risk management.

The performance of the independent validation area and the validations of processes and models are assessed by the Internal Audit area and submitted to specific committees, composed of senior management members: The Operational Risks Committee (CRO) and the Model

Assessment Technical Committee (CTAM). Any opportunities for improvement found over the independent validation process are duly addressed by action plans, followed up by the three lines of defense and senior management, up to its completion.

The outcome of the independent validation concludes on the adequacy of the policies, processes, controls, governance and models used, thus providing for an accurate management of the market risk and its operational risks.

5.3. State whether, in the previous year, there were significant changes in the main market risks to which the issuer is exposed or in the risk management policy adopted

For the continuous improvement of market risk management, throughout 2014, Itaú Unibanco has improved its internal methodology to calculate the Consolidated VaR for the trading and banking portfolios, migrating from the Parametric approach to “Historical Simulation” (except for the Foreign Units, which are in the process of migrating to the “Historical Simulation” methodology. This new methodology carries out the full repricing of all positions, using the actual historical distribution of assets.

5.4. Supply other information that the Issuer may deem relevant

Risk and Capital Management

We regard risk management as an essential instrument to optimize the use of our resources and to assist us in selecting business opportunities in order to maximize value creation to shareholders. Our risk management process includes:

• Identification and measurement of existing and potential risks in our operations;

• Approval of risk management and control institutional policies, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies; and

• Management of our portfolio seeking optimal risk-return ratios.

The purpose of the identification of risks is to map the internal and external risk events that may affect the strategies and goals of our business and support units, with potential impact on our results, capital, liquidity and reputation.

Risk management processes permeate through our entire institution and are aligned with the guidelines of our Board of Directors and senior management which, through the committees described below determine overall risk management objectives by establishing targets and limits applicable to our business units. The control and capital management units, in turn, support our management by means of monitoring procedures and risk and capital analysis.

Our organizational risk management governance is structured in compliance with regulations in Brazil and abroad and in line with market best practices. Control of our credit, market, operational, liquidity and underwriting risks is performed in a centralized manner by an independent unit, led by an executive director reporting to our Chief Executive Officer (CEO) and to the Board of Directors, in order to ensure that such risks are managed pursuantto our risk appetite and our existing policies and procedures. This independent unit is also responsible for centralizing our capital management. Centralized control is intended to provide the Board of Directors and senior management with a global view of our exposures to risks, as well as with a prospective view of our capital adequacy, so as to optimize and expedite appropriate corporate decisions with respect thereto.

We manage proprietary information technology (IT) systems to comply with the Central Bank’s capital reserve requirements, as well as for risk measurement purposes, following regulations and regulatory models. We also coordinate actions among different units to verify compliance with qualitative and quantitative requirements established by relevant authorities to maintain the minimum required capital and monitor risks.

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Please refer to 10.6.a section for more details on adherence to criteria defined by COSO - Committee of the Sponsoring Organization of the Treadway Commission in Internal Control.

Risk and Capital Governance

We established committees that are responsible for risk and capital management and report directly to the Board of Directors. Committee members are elected by the Board of Directors, the highest authority with respect to risk and capital management decisions. At the executive level, risks are managed by the Superior Committees, which are chaired by our CEO.

The following committees are part of our risk and capital management governance structure:

(1) CNR and CTAM are chaired by Itaú Unibanco Holding's main executive officer in charge of risk.

(2) CSP and CSEXT report to CSRisc only on risk matters.

Risk and Capital Management Committee (CGRC): supports the Board of Directors in the implementation of its duties related to our risk and capital management by meeting every two months and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to:

• Definions regarding our appetite for risk in terms of capital, liquidity, results and franchise (our brand), ensuring these aspects are in alignment with our strategy and including: acceptable levels of capital and liquidity, types of risk to which we could be exposed as well as aggregate limits for each type of risk, tolerance with respect to volatility of results and risk concentrations, general guidelines on tolerance regarding risks that may have an impact on franchise (or the value of our brand, i.e. risk of image);

• Supervision of our risk and capital management and control activities to ensure our adequacy to the risk levels assumed and the complexity of transactions in which we engage, as well as compliance with regulatory requirements;

• Review and approval of capital management institutional policies and strategies that establish mechanisms and procedures intended to maintaining capital compatible with the risks incurred by us;

• Determination of our minimum expected return on capital for our entire business, as well as monitor performance;

• Supervision of our incentive structures, including compensation, seeking to ensure their alignment with risk control and value creation objectives; and

• Promotion and improvement of our risk culture.

Audit Committee: we have a single Audit Committee overseeing all entities within the Itaú Unibanco Group, and only joined the Committee, that are either authorized to operate by the Central Bank or that are supervised by the SUSEP. In accordance with its internal rules, approved by the Board of Directors, the Audit  Committee must meet at least quarterly and otherwise when the Chairman of the committee deems necessary. The committee is responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by our independent auditors and of work performed by our internal auditors, and the quality and effectiveness of the internal control and risk management systems.

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Superior Risk Policies Committee (CSRisc): meets at least every two months and is responsible for:

• Establishing general risk policies that determine risk managers’ performance and approval levels for the respective risk managers of each identifiable risk;

• Approving necessary procedures for compliance with our institutional policies and procedures;

• Approving decisions on whether to take risks with significant impact on capital and reviewing decisions by other committees within their own thresholds; and

• Setting individual limits by type of risk and in line with our risk appetite.

Superior Institutional Treasury Committee (CSTI): meets every month and is for, within the authority level established by the CSRisc, discussing and deciding on:

• Exposure limits for market risk and the maximum loss limits (VaR) of our positions (including stress conditions);

• Retention periods with respect to our primary types of risks taking into account position amounts and market liquidity;

• Positions managed by our CSTI;

• Risk control models and procedures, including those in addition to those delegated by the CSRisc;

• Matters and limits related to treasury operational risk;

• Stop loss policies;

• Compensation policies (for the purposes of risk alignment); and

• Accounting hedge strategies.

Superior Institutional Treasury and Liquidity Committee (CSTIL): meets on a quarterly basis and is responsible for:

• Controlling the use of liquidity limits;

• Analyzing the current and future levels of liquidity and taking actions intended to promote prudent and efficient management of our cash flows; and

• Discussing and deciding, within the authority delegated by the CSRisc, maximum levels of liquidity mismatch (GAP) for the various terms and currencies, minimum levels of reserves in local and foreign currency, our policies for raising and investing funds in the domestic and foreign financial markets, criteria and rules for determining internal transfer prices of funds in the companies in Itaú Unibanco Group, strategies for financing the group portfolios, criteria and models for assessing liquidity risk and contingency plans for liquidity.

Superior Credit Committee (CSC): meets on a weekly basis to discuss our credit risk and is our highest authority on approval of individual credit levels. It is responsible for:

• Analyzing and deciding on credit proposals that are beyond the authority of the Credit Commissions and Committees that report to it;

• Analyzing and deciding on changes of the maximum credit authority levels of the Credit Commissions and Committees that report to it;

• Analyzing and deciding on credit risk polices of the Wholesale Bank; and

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• Reviewing decisions with respect thereto which were not made due to a lack of consensus at the committee immediately subordinate to it, or that were submitted to it for its review on account of such transactions relevance or other features.

Superior Audit and Operational Risk Management Committee (CSAGRO): meets at least on a quarterly basis and seeks to understand the risks associated with our processes and business, defines guidelines for managing operational risks, and assesses the results of our internal control and compliance system. It is responsible for:

• Analyzing audit results with emphasis on matters relating to policies, investments and governance, as well as determining and monitoring related actions;

• Determining operational risk management guidelines;

• Monitoring the development of models for loss provisions and capital allocation to operational risk; and

• Analyzing the results of the activities of our internal controls, operational risks and legal compliance units.

Risk Policies Committee (CNR): meets on a quarterly basis and reviews, validates and approves, within the authority level established by the CSRisc, our risks control and capital management institutional policies.

Model Assessment Technical Committee (CTAM):

CTAM – Market : it meets every two months or upon request for the approval and assessment of market and pricing risk models based on the opinion of the independent model validation group and it suggests and monitors action plans for the validated models. Its main responsibilities are: approve models related to the calculation of market and pricing risk, decide whether or not to use the market and pricing risk models, approve, recommend, suggest and monitor the action plans proposed for the validated models and monitor the performance of the market risk model as time goes by, determining new developments, if necessary.

CTAM – Credit: to recommend or to veto the use of credit risk models based on the opinion of the independent model validation department, inform of any points of risk and monitor the action plans. Its responsibilities are separated into Executive Authority Level (which meets on a monthly basis or upon request) and Superintendent Authority Level (which meets every fifteen days or upon request).

Superior Product Committee (CSP) : meets on a weekly basis and is the highest authority to approve our products, operations, services and related processes. It is responsible for:

• Evaluating products, operations, services and processes that do not fall under the responsibility of others committees subordinated to it;

• Ensuring our products, operations, services and processes meet the needs of clients and segments (suitability); and

• Evaluating products, operations, services and processes that involve risk to our image.

Superior Foreign Units Committee (CSEXT): meets on a quarterly basis, supervises our businesses outside of Brazil and is the highest authority for approving initiatives, transactions, services and processes in the markets where we operate outside Brazil. It is responsible for:

• Ensuring that our business initiatives in our international units comply with Itaú Unibanco Holding’s governance policies on matters related to accounting, corporate tax, financial and liquidity, risk control, credit policies, internal control, audit and technology; and

• Making decisions with respect to initiatives, operations, services and processes that are not addressed by local committees or that involve risks to our image in the markets where we operate outside of Brazil.

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Risk Management

Credit Risk

Credit risk is the possibility of losses due to (i) the failure by the borrower, issuer or counterparty to perform their respective financial obligations under agreed upon terms; (ii) the devaluation of a credit agreement arising from a deterioration of the risk rating of the borrower, issuer or counterparty; (iii) the reduction of earnings or remuneration; and (iv) the benefits granted upon renegotiation or the recovery costs.

Our credit risk management structure is the primary responsibility of all Business Units and aims to maintain the quality of our credit portfolio consistent with risk appetite levels for each market segment in which we operate. The Business Units are responsible for:

• Following up and closely monitoring the portfolios of credit under their responsibility;

• Granting credit in accordance to the authority levels, market conditions, macroeconomic prospects, changes in markets and products and the effects of sector and geographic concentrations; and

• Managing credit risk adopting actions that provide sustainability to its business.

Our institutional policies on credit risk management are approved by our Board of Directors and applicable to all of our companies and subsidiaries in Brazil and abroad.

Our credit policy is developed based on internal factors, such as borrower ratings criteria, performance and evolution of our portfolio, default levels, return rates, and allocated economic capital, and on external factors related to the economic environment, interest rates, market default indicators, inflation and changes in consumption levels.

Our credit risk management governance is conducted through corporate bodies that report to the Board of Directors or to our executive officers and act primarily by assessing competitive market conditions, setting our credit limits, reviewing control practices and policies and approving actions at different authority levels. The risk communication and reporting process, including the disclosure of institutional policies on credit risk management, is also part of this governance structure.

Our credit risk control is carried out by an independent area within the bank, which is responsible for risk management and which operates separately from business units, as required by current regulations. For the credit risk control process, the main responsibilities of the risk management control area are:

• Monitoring and controlling the performance of the credit portfolios in accordance with the limits approved by senior management;

• Conducting a centralized control of the credit risk area, which is through a unit that is independent from our other business units;

• Managing the process of preparation, review and approval of institutional policies applied to credit risk, as provided for regulatory guidelines;

• Monitoring the adequacy of the level of the “Patrimônio de Referência” with respect to the credit risk assumed; and

• Assessing the credit risk of the operations at the authority levels appointed by the credit commissions.

Our evaluation process, with respect to policies and products, enables us to identify potential risks in order to ensure that credit decisions fall within our acceptable risk parameters, taking into account the economic benefits thereof.

Our centralized process for approving credit policies and validating models ensures the synchronization of credit actions.

The credit rating for our wholesale transactions is based on information such as the economic and financial condition of a potential borrower, its cash-generating capabilities, its relevant affiliated parent and companies and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through our internal approval governance structure.

With respect to our retail transactions (individuals, small and middlemarket companies), rating is assigned based on two statistical models: (i) application (in the early stages of our relationship with a customer) and (ii) behavior (used for customers with whom we already have a relationship). Decisions are made based on scoring under these models and resulting ratings are continuously monitored by our credit risk independent unit. In some cases, an individual analysis of specific cases may be performed, in which case credit approval is submitted to the applicable authority levels.

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Government securities and other debt instruments to be purchased or held in our portfolio are classified by our credit risk independent area or business unit according to our credit quality parameters with the purpose of managing the exposures.

We seek to strictly control our credit exposure to clients and counterparties, taking action to remediate occasional situations in which our actual exposure exceeds targeted levels. In the cases where our actual exposure exceeds targeted levels, we may seek enforcement of contractual provisions such as the right to demand early payment or require additional collateral and/or guarantees.

We count on a specific structure and processes aimed at ensuring that the country risk related to our client is managed and controlled, including: (i) country risk governance; (ii) country ratings; (iii) credit limits for specific countries; (iv) limits monitoring; and (v) actions for limit breaches.

Operational Risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us.

Internally, we classify the following as first-level operational risks:

•	Internal fraud;

•	External fraud;

•	Labor demands and deficient security in the workplace;

•	Inadequate practices related to clients, products and services;

•	Damages to our own physical assets or assets in use;

•	Interruption of our activities;

•	Failures in information technology systems; and

•	Failures in the performance, compliance with deadlines and management of our activities.

In line with CMN regulation, we have an operational risk management governance structure and an institutional policy, which are annually approved by the Board of Directors and are applicable to our local and foreign companies and subsidiaries.

Our operational risk management structure is composed of activities of operational risk control and management, the purpose of which is to support proper identification and assessment of risks and our decision-making process, the creation of value for stockholders and the protection of our assets and image.

Our operational risk management structure is supported by a governance process that is structured through discussion forums and committees that report to the CSAGRO and CSRisc, which, in turn, report to the Board of Directors, and is based on well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities. This structure is intended to ensure independence between our units and, consequently, informed decisions with respect to risks. This independence is reflected in the risk management carried out on a decentralized basis under the responsibility of the business units and in the centralized control carried out by the operational risk and internal control and compliance units by means of methodologies, training and certification of the control environment on an independent basis and providing tools for monitoring them.

Our management structure seeks to identify, assess, mitigate, monitor and report the operational risk for our purpose of ensuring the quality of the control environment in accordance with our internal guidelines and applicable regulations.

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The managers of our executive units use corporate methodologies that are built and made available by the internal control, compliance and operational risk departments. Among the methodologies and tools used are the self-evaluation and the map of the organization’s prioritizes risks, the approval of processes and products, the monitoring of key risk indicators and the database of operational losses. Therefore, our operational risk Management ensures a single framework for the management of processes, systems, projects and new products and services.

Within the governance of our management process, there are specific operational risk, internal control and compliance forums where the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to our business unit executives.

The dissemination of the risk and control culture to the employees by means of training is an important pillar of our operational risk agenda, aimed at providing a better understanding of the matter and playing a relevant role in risk mitigation.

Crisis Management and Business Continuity

The purpose of our Business Continuity Program is to protect our employees, ensure the continuity of the critical functions of our business lines, safeguard revenue and sustain both a stable financial market in which we operate and the trust of our clients and strategic partners in providing our services and products.

Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into two key elements:

• Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to our image and reputation with respect to our employees, clients, strategic partners and regulators. Our crisis management infrastructure has a command center that constantly monitors daily transactions, as well as media channels in which we are mentioned. Our crisis management is handled by our Focal Agent Network, which is composed of representatives appointed by our business units and that work in the monitoring of potential problems, resolution of crises, business continuity, improvement of processes and search for preventive actions;

• Business Continuity Plans (PCN): procedures and information developed, consolidated and maintained so they are available for use in possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the fast and safe resumption of our operations, our PCNs have established corporate-wide customized actions for our lines of business, including by means of:

− Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;

− Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations;

− Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and

− Processes Contingency Plan: alternatives for carrying out the critical processes identified in each of our business units.

In order to keep continuity solutions aligned with applicable requirements with respect to processes, minimum resources and legal requirements, among others, the Business Continuity Program applies the following tools to analyze our organization:

• Business Impact Analysis (BIA): evaluates how critical it is to resume processes that support the delivery of products and services. Through this analysis, we define priorities for resuming activities;

• Risk Assessment (RA): evaluates the processes and the effectiveness of the controls in place to mitigate the inherent risks of interruption as well as to implement actions to respond to business interruptions;

• Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where our buildings are located. The efficiency of our controls is evaluated against potential threats in order to identify vulnerabilities so that controls may be adjusted or implemented to enhance the resilience level of our critical facilities.

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Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/Corporate_Business_Continuity_Policy.pdf, for further details about our Corporate Business Continuity Policy.

Liquidity Risk

Liquidity risk is defined as the likelihood that an institution will not be able to effectively honor its expected and unexpected current and future obligations, including those from guarantee commitments, without affecting its daily operations and not incurring significant losses.

Our liquidity risk control is carried out by an independent group of our business units and is responsible for determining the composition of our reserves, proposing assumptions for the performance of cash flows in different timeframes, proposing and monitoring liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where we operate, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations and reporting the information required by the regulatory agencies. All activities are subject to assessment by our independent validation, internal controls and audit units.

The liquidity risk measurement has to comprise all financial trades of our companies, as well as possible contingent and unexpected exposures, such as derived from settlement services, provision of sureties and guarantees, credit lines contracted and not used.

The liquidity policies of management and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

Pursuant to the requirements of CMN Resolutions No. 4,090 and Central Bank Circular No. 3,393, Itaú Unibanco is required to deliver on a monthly basis its Liquidity Risk Statements (DLR) to the Central Bank. In connection with such analysis, the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives; and

• Tracking the sort of funding sources trough a continuous control of funding sources considering counterparty type, maturity and others aspects.

The basic requirement for the effectiveness of the liquidity risk control is the proper measurement of the risk exposure. The liquidity risk measurement process uses corporate systems and own applications that are internally developed.

The structure of liquidity risk management of our institution is considered adequate and in line with the best practices, allowing for the timely control of the risk. In 2014, we made investments to improve and provide more efficiency to our liquidity risk controls.

We have diversified sources of funding, of which a significant portion comes from the retail segment. Our principal sources of funds are deposits, securities sold under repurchase agreements from own issue and funds from acceptances and issuance of securities.

Social and Environmental Risk

In managing our business, we continuously take into consideration the risk of potential losses due to exposure to social and environmental events arising from the performance of our activities that impact on the environment or human health.

Our social and environmental risk management is dealt with our Social and Environmental Risk Committee and its main responsibility is to propose institutional policies with respect to our activities and operations’ exposure to social and environment risk and formalize them by means of internal regulations and procedures.

Please refer to www.itau.com.br/arquivosestaticos/RI/pdf/en/SOCIAL_ENVIRONMENTAL_RISK_POLICY.pdf, for further details about our Social and Environmental Risk Policy.

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In addition to seeking the development of several internal processes aimed at the control and the mitigation of events that may lead to the occurrence of the social and environmental risk, we consistently seek to evolve in the management of the social and environmental risk, taking into account the challenges as to changes in and demands of society. Among other actions, we have assumed and incorporated into our internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects in our business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others.

Reputational Risk

We define reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of our bank among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, which could affect the value of our brand and financial losses, in addition to adversely affecting our capability to maintain our existing commercial relations, enter into new businesses and maintain continued access to financing sources.

Since the reputational risk directly or indirectly permeates all of our operations and processes, we have an infrastructure that seeks to ensure that potential reputational risks are identified, analyzed and managed while in the initial phases of its operations and the analysis of new products.

In general, our reputation is based on our strategy (vision, culture and skills) that is built from the direct or indirect experience of its stakeholders by means of the three following interactions:

•	Acting: what we do;
•	Communication: what we communicate; and
•	Influence of third parties: what others say about us.

In order to maintain our strong reputation and avoid negative impact on the perception of our image by many stakeholders, reputational risks are addressed by many internal processes and initiatives which, in turn, are supported by internal regulations with the main purpose of providing mechanisms for the monitoring, management, control and mitigation of the main reputational risks to which we could become exposed. They include:

•	Process for the prevention of the use of Itaú Unibanco in unlawful acts;
•	Crisis management process and business continuity;
•	Processes and guidelines of the governmental and institutional relations;
•	Corporate communication process;
•	Brand management process;
•	Ombudsman offices initiatives and commitment to customer satisfaction; and
•	Ethics guidelines and prevention of corruption.

Regulatory Risk

The regulatory risk is the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impact on our various departments and monitoring the implementation of actions directed at compliance with regulatory requirements.

We have a structured and consistent flow of procedures for addressing compliance with new rules and regulations, covering the stages of identification, distribution, monitoring and compliance, and all of these processes and procedures are applied consistently throughout our organization and established in internal rules. Risk control covers the entire life cycle of a new law or regulation from its enactment until compliance. The structure and flow for addressing the regulatory risk are composed of: (i) monitoring of legislative bills, notices and public consultation; (ii) recognition of new rules for determining action plans; (iii) relationship with regulators; (iv) monitoring of action plans; and (v) prioritization of risks.

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Model Risk

Our risk management has proprietary models for the management of risks that are continuously monitored and reviewed when necessary in order to ensure the effectiveness of our strategic and business decisions.

We use the best market practices to manage the model risk to which we are exposed during the entire lifecycle of a model and the stages of which may be classified into four main stages: development, implementation, validation and use. The best practices we apply to our model risk control include: (i) quality certification of our database, (ii) application of a list of essential steps to be taken during the model´s development, (iii) application of a conservative approach in our decision making, as applied to our models, (iv) use of external benchmarks, (v) approval of results generated in the model’s implementation, (vi) independent validation unit, (vii) validation, (viii) assessment of a model´s impact once in use and (ix) monitoring of performance.

Country Risk

Country risk is defined as risks related to our operations outside of Brazil, including losses arising from noncompliance with the financial obligations in the terms agreed-upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is or as a result of political, economic and social events related to the country.

In order to properly address country risk, we have a specific process structure aimed at ensuring that the risk is managed and controlled. These processes include: (i) country risk governance; (ii) establishment of country ratings; (iii) determination of limits for countries; and (iv) monitoring of limits and treatment of noncompliance.

Business and Strategy Risk

We define the business and strategy risk as the risk of a negative impact on our financial results or capital as a consequence of the lack of strategic planning, the making of adverse strategic decisions, our inability to implement the proper strategic plans and/or changes in its business environment.

Since business and strategic risk can directly affect the creation of value and the feasibility of our bank, we have implemented various mechanisms to ensure that both the business and the strategic decision making processes follow proper governance standards, have the active participation of officers and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio.

Insurance Risk, Pension Plan and Premium Bond Products Risk

The portfolio of our insurance companies is comprised of life and elementary insurance (for example, credit life and housing), as well as pension plans and premium bond. With respect to such products, insurance risk relates to:

• Underwriting risk is the possibility of losses arising from insurance products, pension plans and premium bond products that go against our expectations and that are directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;

• Market risk is the possibility of losses resulting from fluctuations in market value of assets and liabilities that comprise technical actuarial reserves;

• Credit risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets of reinsurance;

• Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and premium bond operations;

• Liquidity risk is the possibility of the bank not being able to timely comply with its obligations with insurance policyholders and beneficiaries of pension funds arising from the lack of liquidity of the assets that make up the actuarial technical reserves.

Our guidelines for the risk management framework for insurance products, pension plans and premium bond products are established pursuant to our internal policies, approved by our Board of Directors and our risk management process for these risks is based on responsibilities defined and distributed between our control and business units, promoting independence between them.

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Capital Management

The Board of Directors is our highest authority with respect to capital management and is responsible for monitoring capital adequacy, approving the Internal Capital Adequacy Assessment Process (ICAAP) report and analyzing the results of the independent validation of ICAAP’s models and processes, performed by our internal controls and model validation teams, as well as approving our institutional capital management policy. Additionally, the conclusions of and points of attention raised by auditors on capital management processes are submitted to the Board of Directors.

ICAAP is a process that aims to evaluate our capital adequacy level given our risk profile, our strategic guidelines and the economic environment. In order to independently validate the effectiveness of ICAAP’s processes and models, our internal controls team is responsible for evaluating our governance framework, processes, policies and activities of monitoring and reporting. Our team responsible for the technical validation of models analyzes the documentation, data, methodology, performance and the use of the models involved. The ICAAP final report and its components are approved by the Board of Directors for their consideration.

The methodologies for risk assessment and capital calculation, as well as the capital-related documents and topics are evaluated by the Senior Management Committee before its submission to the Board of Directors.

In the capital management context, we prepare a capital plan consistent with our strategic planning and designed to maintain an adequate and sustainable capital level, taking into account analyses of the economic, competitive and political environment, in addition to other external factors. Our capital plan is also approved by the Board of Directors and comprises the following:

•	Our short and long-term capital goals and projections, under normal and stress scenarios, according to the Board of Directors’ guidelines;
•	Description of our main sources of capital; and
•	Our contingency capital plan, identifying actions to be taken in the event of a potential capital deficiency.

As part of our capital planning, extreme market conditions are simulated, emulating serious events, in order to identify potential capital restrictions. The stress scenarios are approved by the Board of Directors, and their impacts on capital are considered when devising our strategy and positioning of our businesses and capital.

Complementing the calculation of capital to cover the risks of Pillar 1 (credit risk, market risk and operational risk), we have been developing mechanisms to identify and analyze the materiality of other risks assumed by us, in addition to methodologies for assessing and quantifying the need for additional capital to cover such risks.

In order to provide the necessary information for our officers and Board of Directors to make decisions, managerial reports are prepared and presented at committee meetings, where committee members are informed about our capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

Minimum requirements

Our minimum capital requirements are expressed in the form of ratios between the available capital, as disclosed in the form of Patrimônio de Referência (PR) or Total Capital, and the risk-weighted assets (RWA). These minimum capital requirements are consistent with a set of resolutions and circulars disclosed by the Central Bank since 2013, and which implement in Brazil the global capital requirement standards known as Basel III.

The PR consists of the sum of Tier 1 and Tier 2 Capital, as defined by CMN resolutions. The total RWA is determined as the sum of the riskweighted asset amounts for credit risk, market risk, and operational risk.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit risk, market risk, and operational risk. Itaú Unibanco uses the standardized approaches to calculate these risk-weighted asset amounts.

The minimum Total Capital requirement corresponds to 11 percent from October 1, 2013 to December 31, 2015, decreasing gradually to 8 percent through January 1, 2019.

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Capital Composition

Pursuant to current regulations, our Patrimônio de Referência (PR), used to monitor our compliance with the capital requirements imposed by the Central Bank, is the sum of Tier 1 Capital and Tier 2 Capital, according to which:

• Tier 1 Capital: comprises the Common Equity Tier 1 Capital (based on share capital, certain reserves and retained earnings, net from deductions and regulatory adjustments (ajustes prudenciais), as well the Additional Tier 1 Capital (comprised of equity and debt instruments (hybrid capital instruments);

• Tier 2 Capital: comprises eligible instruments, primarily subordinated debt, subject to regulatory adjustments.

In accordance with applicable Brazilian regulations, we must maintain our Total Capital (PR), Tier 1 Capital and Common Equity Tier 1 Capital ratios above the minimum regulatory requirements established at all times. The RWA used for assessing these minimum regulatory requirements can be determined by adding the following portions:

•	RWACPAD = portion relating to exposures to credit risk;
•	RWACAM = portion relating to exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;
•	RWAJUR = portion relating to exposures subject to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio;
•	RWACOM = portion relating to exposures subject to variations in commodity prices;
•	RWAACS = portion relating to exposures subject to variations in equities prices and classified in the Trading Portfolio;
•	RWAOPAD = portion relating to the calculation of operational risk capital requirements.

Capital Adequacy

Through our Internal Capital Adequacy Assessment Process (ICAAP), we ensure the sufficiency of our capital to cover credit, market and operational risks, which are represented by our Minimum Total Capital Required and to cover other risks we consider material.

In order to ensure our capital strength and availability of capital to support business growth, we maintain PR levels above the minimum regulatory capital required levels, based on the BIS ratio (as defined below) and on the Common Equity Tier 1, Additional Tier 1 Capital and Tier 2 Capital ratios (calculated by dividing Common Equity Tier 1, Additional Tier 1 Capital and Tier 2 Capital by the total risk weighted assets).

On December 31, 2014, our Total Capital (PR) at the financial conglomerate level reached R$129.790 million, an increase of R$4.646 million when compared to December 31, 2013, mainly due to the increase of our Tier 1 Capital.

	As of December, 31%
Capital Composition (financial conglomerate)	2014	2013	2012	2014- 2013	2013- 2012
Tier 1 Capital	96,232	87,409	79,711	10.1	9.7
Common Equity Tier 1	96,212	87,409	-	10.1	-
Additional Tier 1 Capital	20	-	-	-	-
Tier 2 Capital	33,559	37,734	40,654	(11.1)	(7.2)
Exclusions (funding instruments issued	-	-	(420)	-	-
Total Capital (PR)	129,790	125,144	119,945	3.7	4.3
Minimum Total Capital Required	84,488	83,099	72,798	1.7	14.2
Excess Capital in relation to Minimum Capital Required	45,302	42,045	47,148	7.7	(10.8)
Risk weighted assets (RWA)	768,075	755,441	661,797	1.7	14.1

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Capital Ratios	As of December, 31
(financial conglomerate)	2014	2013	2012
BIS ratio	16.9	16.6	18.1
Tier 1 Capital	12.5	11.6	12.0
Common Equity Tier 1	12.5	11.6	0.0
Additional Tier 1 Capital	0.0	0.0
Tier 2 Capital	4.4	5.0	6.1

Our Total Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios were calculated on a consolidated basis, applied to the financial institutions included in our Financial Conglomerate, up to December 31, 2014. Beginning January 1, 2015, rather than calculating ratios for our Financial Conglomerate we shall be required to calculate them at the consolidated enterprise level, which is comprised of not only financial institutions but also collective financing plans (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

CMN and Central Bank standards also provide for the Additional Tier 1 Capital, which corresponds to conservation (fixed) and countercyclical (variable) buffers by increasing capital requirements over time, and define new requirements to qualify instruments eligible for Tier 1 or Tier 2 Capital. Additionally, these standards establish a gradual reduction of eligibility with respect to securities outstanding issued pursuant to CMN Resolution No. 3,444.

Liquidity and Fixed Assets Investment Regime

In accordance with CMN regulation, financial institutions may not hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital.

Lending Limits

Furthermore, we are legally prevented from granting loans or advances, and guarantees, entering into derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds 25.0% of our regulatory capital.

Credit Exposure Limits

For the purpose of this limit, the following public sector entities are to be considered as separate customers: (i) the Brazilian government, (ii) an entity controlled directly or indirectly by the Brazilian government which is not financially dependent on another entity controlled directly or indirectly by the Brazilian government, (iii) entities controlled directly or indirectly by the Brazilian government which are financially dependent among themselves, (iv) a State or the Federal District, jointly with all entities directly or indirectly controlled by it, and (v) a municipal district, jointly with all entities directly or indirectly controlled by it.

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ITEM 6 –ISSUER’S HISTORY

6.1 / 6.2 / 6.3 – Issuer’s incorporation, term of duration and date of registration with CVM

Date of Issuer’s incorporation:	09.09.1943
Type of business organization:	Corporation
Country of incorporation:	Brazil
Term of duration:	Undetermined
Date of registration with CVM:	12.30.2002

6.3. Outline in brief of the history of the issuer

General

Our legal name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Square Alfredo Egydio de Souza Aranha, 100, zip code 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-2794-3547. Our CNPJ/MF No. 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under NIRE No. 35300010230..Our social purpose, as established by Article 2 of our Articles of Incorporation is to undertake the banking activity in all authorized forms, including money exchange.

Timeline

Itaú Unibanco

1924 – Operating Authorization of Casa Moreira Salles

1944 – Establishment of Banco Central de Crédito S.A.

1945 – Banco Central de Crédito S.A. started its operations

1940s to 1960s

•	Mergers of Casa Bancária Moreira Salles, Banco Machadense and Casa Bancária de Botelhos originating Banco Moreira Salles, União de Bancos Brasileiros S.A.
•	Organization of BIB – Banco de Investimentos do Brasil.
•	Change of corporate name to Banco Federal de Crédito S.A., later Banco Federal Itaú and, subsequently, Federal Itaú Sul Americano S.A., after mergers with other Brazilian banks.
•	Merger of Itaú América after the takeover of Banco da América.

1970s to 1990s

•	Acquisitions of other financial institutions, such as Banco Nacional, making Unibanco one of the three largest financial institutions in Brazil.
•	Takeover of Banco Aliança, a milestone for expansion in the Northeast region.
•	Takeovers of domestic banks, such as Banco União Comercial, making Itaú the second largest private bank in Brazil.
•	Acquisition of Banco Francês e Brasileiro S.A., predecessor to Itaú Personnalité.
•	Acquisition of state banks Banerj and Bemge.

2000s to 2010s

•	Takeover of Banco Bandeirantes and Credibanco, when the Unibanco was ranked among the five largest banks in Latin America and the third largest private bank in Brazil.
•	Acquisition of the state banks Banestado and Beg, of Banco Fiat and of the Brazilian operations of Bank Boston, which increased Itaú’s presence in the high-income segment, and of BBA Creditanstalt, predecessor to Itaú BBA, the largest wholesale bank in Brazil.

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Itaú Unibanco

2008

•	Itaú and Unibanco merger, announced on November 3.

2009

•	Association with Porto Seguro on August 24.

2012

•	Association with Banco BMG for payroll loan transactions.
•	Acquisition of total outstanding shares of Redecard.

2013

•	Acquisition of Credicard in may.

2014

•	Itaú Unibanco and CorpBanca merged its operations in Chile and Colombia
•	Birthdays 90 years of Itaú Unibanco
•	Itaú Unibanco sponsors the World Cup in Brazil.

Our history

The trajectories of the former Casa Moreira Salles, founded in 1924, and the old office building of Banco Central de Crédito in the city of São Paulo are inseparable from the history of Brazilian development. Casa Moreira Sales’ activities were centered on the interior of the state of Minas Gerais, more specifically in the region of Poços de Caldas, its objective to provide customers with credit and other minor services – up to that time largely absent from upcountry regions. With the development of this potential, Casa Moreira Salles rose in importance, increasingly focusing operations on its credit business to the detriment of merchandize retailing.

With the expansion of its financial business, the business achieved the status of Banco Moreira Salles following its first merger on May 4, 1940 with the former Banco Machadense. On July 15, 1940, Casa de Comércio Moreira Salles closed its retail activities to concentrate on the family’s entrepreneurial activities involving only the Banco Moreira Salles.

While Banco Moreira Salles was growing in upcountry Minas Gerais and expanding into Mato Grosso as far as the frontier with Bolivia, in São Paulo, Banco Central de Crédito was founded by Alfredo Egydio de Souza Aranha in 1945. During the second half of this decade, Banco Central de Crédito saw rapid appreciation in its shares, offering its stockholders dividends of about 10% and 12%, levels equivalent to São Paulo’s leading banks. The institution also expanded with the opening of branches both in the capital as well as in the interior of the state of São Paulo.

In this context, it was during this period that the Young Olavo Setubal founded Artefatos Deca Ltda. in partnership with Renato Refinetti, his colleague from their days at Escola Politécnica. The seed capital for the new company was to come from the then chairman of Banco Central de Crédito, Alfredo Egydio de Souza Aranha.

The path of the two banks began to cross and become similar one to the other with the growth and development of both the city as well as the state of São Paulo.During the 1940s, the importance of Banco Moreira Salles in the national context grew, decentralizing its activities away from the south of the state of Minas Gerais, even establishing a presence in the city of Santos where it would experience major growth in its operations.

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The following years were to see a process of adaptation and consolidation at both Banco Moreira Salles and Banco Central de Credito in tandem with the ever greater complexity of the banking system and the economy. As time elapsed, the banking structure began to become leaner, triggering a major trend towards mergers and incorporations and resulting in the formation of Banco Federal Itaú and Unibanco – União de Bancos Brasileiros.

From the establishment of the first branch in the state of Minas Gerais, where the oldest institution that is part of the Itaú Unibanco Group were established, to the association between Itaú Holding Financeira and Unibanco – União de Bancos Brasileiros in 2008, nine decades of growth and development have produced one of the largest financial institutions in Latin America in terms of market capitalization as well as the most valuable brand in Brazil.

The association has given rise to the largest Brazilian private sector bank and one of the 30 largest banks in the world by market value as of January 31, 2015. Itaú and Unibanco have developed similar and supplementary characteristics over time with mergers, acquisitions and takeovers characterizing their growth trajectories.

As of December 31, 2014, our total assets exceeded R$1.1 trillion and we had a market capitalization of R$190.2 billion.

Our history is characterized by entrepreneurial ideals and a visionary spirit which the founding fathers of the original institutions demonstrated from the earliest days. The pugnacity and courage also shown by those that came later in developing the respective operations was also instrumental in developing levels of excellence even before the merger which created the largest private sector bank in the country and one of the largest in Latin America.

6.5. Describe the main corporate events, such as takeovers, mergers, spin-offs, acquisition of shares, disposals and acquisitions of shareholding control, acquisitions and disposals of important assets which the Issuer or any of its subsidiaries or affiliated companies have carried out, indicating:

For the purposes of this item, the Financial Services Area used as relevance criteria transactions involving amounts higher than R$500 million or which were subject to the disclosure of a material fact during the past three years.

2014

Via Varejo

Event	Termination of operating agreements between Itaú Seguros S.A. and Via Varejo S.A.

Main conditions of the transaction	On October 1, 2014, the operating agreements between Itaú Seguros S.A. and Via Varejo S.A. related to offer of extended warranty insurance at the stores of Ponto Frio and Casas Bahia were terminated before their maturity. As a result of this advanced termination by Via Varejo S.A., this company paid to Itaú Seguros S.A. the amount of R$ 584 million on October 8, 2014, which corresponds mostly to the refund of amounts disbursed by Itaú Seguros S.A. pursuant to these agreements, duly restated.

Companies involved	Itaú Seguros S.A. and Via Varejo S.A.

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Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	There was no change in the Issuer’s corporate structure.

Large Risk Insurance Operation

Event	Sale of Itaú Seguros Soluções Corporativas S.A. (Large Risk Insurance Operation)

Main conditions of the transaction	On July 4, 2014, we entered into a “Share Purchase and Sale Agreement” with ACE Ina International Holdings, Ltd. (“ACE”), through which we undertook, including through certain subsidiaries, to sell our total interest in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

As a result of the spin-off of Itaú Seguros S.A., ISSC held large risk insurance operations of Itaú Unibanco Conglomerate, which clients were middle-market and large companies with policies with high amounts insured.

After the compliance with certain conditions set forth in the agreement (including obtainment of the required regulatory authorizations), the acquisition amount of ISSC was R$ 1.515 billion, paid in cash by ACE. The transfer of shares and the financial settlement of the transaction occurred on October 31, 2014, and the amount paid is subject to a future price adjustment.

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Companies involved	Itaú Unibanco Holding S.A., Itaú Seguros Soluções Corporativas S.A., Itaú Seguros S.A., Itauseg Participações S.A. and ACE Ina International Holdings, Ltd.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After the compliance with the conditions precedent set forth in the agreement, among which is the obtainment of the required regulatory authorizations, ACE Ina International Holdings, Ltd. Acquired the 100% shares of Itaú Seguros Soluções Corporativas S.A.

CorpBanca

Event	Operational union of Banco Itaú Chile with CorpBanca in Chile and Colombia.

Main conditions of the transaction	On January 29, 2014, Itaú Unibanco Holding S.A. (“Itaú Unibanco Holding”) and its subsidiary, Banco Itaú Chile (“BIC”), entered into an agreement with CorpBanca and its controlling shareholders (Corp Group), establishing the terms and conditions of the union of operations between BIC and CorpBanca in Chile, Colombia and other countries where CorpBanca operates. This union will be consummated by means of (i) BIC’s capital increase in the amount of US$652 million, carried out by Itaú Unibanco Holding or one subsidiary, (ii) merger of BIC into CorpBanca; CorpBanca, with cancel of all BIC’s shares and issue of 172,048,565,857new shares by CorpBanca, attributed to BIC’s shareholders, so that the interests in the bank resulting from the merger (that will be called “Itaú CorpBanca”) are 33.58%, for Itaú Unibanco Holding, and 33.13%, for Corp Group, and (iii) subsequent integration of Itaú BBA Colômbia, S.A. into the operations of Itaú CorpBanca or its subsidiaries. The completion of this operation is subject to the compliance of certain prior conditions, including the approval by CorpBanca’s stockholders’ meeting and the proper regulatory authorities. When the BIC’s merger into CorpBanca is completed, Itaú Unibanco Holding and Corp Group will enter into a shareholder agreement with the provisions regarding the election of the administration board, the matters subject to the joint approval of Itaú Unibanco Holding and Corp Group, as well as the transfers of shares between Itaú Unibanco Holding and Corp Group and also for third parties. Certain regulatory approvals required for the completion of this transaction have already been assured.

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Pursuant to a requirement under Chilean law in connection with merger transactions, an independent appraisal was prepared by KPMG Auditores Consultores Ltda. addressing the valuation and the exchange ratio with respect to the proposed merger. As a result of the appraisal, we have announced a proposal (i) to allow for an additional dividend to be paid to CorpBanca shareholders in an amount of approximately US$300 million with respect to distributable earnings for the year ended December 31, 2014, and (ii) to reduce dividends to be paid to shareholders of Banco Itaú Chile with respect to distributable earnings for the year ended December 31, 2014 by approximately US$27 million, to appropriately reflect the valuation set forth therein. The proposal is conditioned on CorpBanca holding a shareholders’ meeting to approve the merger by June 30, 2015.

On May 13, 2015, CorpBanca published a material event whereby announces the hiring of Citibank, N.A. to advise CorpBanca’s Board of Directors and to issue a new fairness opinion with respect to the proposed merger. According to the notice, CorpBanca expects this new fairness opinion to be issued and made available during May 2015

Companies involved	Itaú Unibanco Holding S.A.; Banco Itaú Chile, Inversiones Corp Group Interhold Limitada, Inversiones Gasa Limitada, and CorpBanca.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco Holding S.A. estimated interest in Itaú CorpBanca will be of 33.58% of the total shares. This estimated percentage will result from the share exchange ratio applied to BIC and CorpBanca’s shares, when the operation is completed, which is subjected to prior approval of CorpBanca’s stockholders’ meeting and the proper regulatory authorities.

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Itaú BBA

Event	Partial spin-off of Banco Itaú BBA S.A (Itaú BBA).

Main conditions of the transaction	On January 31, 2014, the Stockholders’ Meetings of Itaú BBA and Itaú Unibanco S.A. (Itaú Unibanco) approved the partial spin-off of Itaú BBA and the transfer of a portion of the stockholders’ equity to Itaú Unibanco.

With the partial spin-off, Itaú BBA’s institutional treasury and corporate banking activities, including its securities and loan portfolios and all other assets and liabilities related to such activities, were transferred to Itaú Unibanco. Itaú BBA will retain its investment banking and cash management activities. This internal corporate restructuring process is not expected to result in any material change to the ordinary course of our business, including our internal governance, our brands and the management models of the affected business units.

The main motivation for the corporate restructuring process was the optimization of the capital structure of Itaú Unibanco, due to the new Basel III rules, and the intention to concentrate all financial intermediation activities of the Itaú Unibanco Group in Itaú Unibanco.

This transaction was approved by the Central Bank on May 02, 2014 and by the Central Bank of the Bahamas on May 12, 2014.

Companies involved	Banco Itaú BBA S.A and Itaú Unibanco S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	There was no change in the Issuer’s corporate structure.

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2013

Credicard

Event	Acquisition of Shares and Quotas of Credicard and Citifinancial.

Main conditions of the transaction	On May14, 2013, Itaú Unibanco S.A. (“Itaú Unibanco”), Banco Citibank S.A. and its affiliated company Corinth HoldCo LLC signed a purchase and sale agreement for the acquisition of 100% shares issued by Banco Citicard S.A. and 100% of quotas of Citifinancial Promotora de Negócios e Cobrança Ltda. (Citifinancial) for the approximate amount of R$2.8 million. Responsible for the offer and distribution of financial services and products, mainly personal loans and credit cards, Credicard and Citifinancial have a base of 4.8 million credit cards and a consumer credit portfolio of R$7.3 billion (gross amount in December 2012). The transaction was completed on December 20, 2013.

On August 31, 2014, Banco Credicard S.A. (formerly Banco Citicard S.A.) was merged into Banco Itaucard S.A..

Companies involved	Itaú Unibanco S.A.; Corinth HoldCo LLC and Credicard.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco Holding started to hold, through its subsidiaries, 100% of shares of Banco Citicard S.A. and Citifinancial Promotora de Negócios e Cobrança Ltda.

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2012

Redecard

Event	Tender offer for the acquisition of Redecard shares.

Main conditions of the transaction	On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its subsidiaries, all of the outstanding shares of Redecard S.A. (“Redecard”), through a public tender offer (the “Tender Offer”) aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM. The Tender Offer targeted the acquisition of common shares of Redecard corresponding to approximately 50% of the total capital stock. On April 12, 2012, Itaú Unibanco Holding confirmed that the price to be paid in cash would be R$35.00 per share (the Tender Offer Price). The Tender Offer was successfully completed on September 24, 2012.

As a result of the auction, Itaú Unibanco Holding acquired, through its subsidiary Banestado Participações, Administração e Serviços Ltda. (“Banestado”), 298,989,137 common shares of Redecard, representing 44.4% of Redecard’s share capital, bringing the total amount of common shares owned by us to 94.4% of Redecard’s total capital stock. On October 18, 2012, Redecard´s registration as a publicly-held company was cancelled. In December 2012, the Issuer became the holder, through its subsidiaries, of 100.0% of Redecard shares. The shares were purchased at the Tender Offer Price for a total amount of R$11,752 million (including the Tender Offer). The difference between the amount paid and that corresponding to the non-controlling interests was directly recognized in the Consolidated Stockholders’ Equity under the heading Revenue Reserves in the amount of R$11,151 million, adjusted through December 31, 2012, corresponding to R$7,360 million, net of taxes.

Companies involved	Redecard S.A, Banestado Participações, Administração e Serviços Ltda. and Dibens Leasing S.A. - Arrendamento Mercantil.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	In December 2012, Itaú Unibanco Holding became the holder, through its subsidiaries, of 100.0% of Redecard shares.

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Serasa

Event	Sale of shares issued by Serasa S.A.

Main conditions of the transaction	On October 22, 2012, Itaú Unibanco Holding, through BIU Participações S.A., entered into a stock purchase agreement with Experian Brasil Ltda., under which it undertook to sell its ownership interest, corresponding to 601,403 common shares, in Serasa S.A., a credit bureau. The income before tax from this sale was R$1,542 million in the fourth quarter of 2012. The transaction was closed on November 23, 2012.

Companies involved	BIU Participações S.A., Itaú Unibanco S.A., Experian Brasil Ltda. and other financial institutions that held and also sold their ownership interest in Serasa S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	The Issuer no longer holds any interest in the capital of Serasa S.A.

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BMG

Event	Joint Venture with Banco BMG S.A. ("BMG"), aimed at offering, distributing and making payroll loans in the Brazilian territory.

Main conditions of the transaction	On July 09, 2012, Itaú Unibanco S.A. entered into an association agreement with Banco BMG S.A. ("BMG"), a privately-held Brazilian bank, aiming at the offering, distribution and sale of payroll loans in Brazil (“BMG Association”). The BMG Association is structured as a new financial institution, Banco Itaú BMG Consignado S.A. ("Itaú BMG Consignado"), controlled by Itaú Unibanco S.A., which holds, directly, 70% of the total voting capital. BMG initially held the remaining thirty per cent (30%). The initial capital stock of the Association was one (R$1) billion reais. Itaú Unibanco S.A. is entitled to nominate the majority of the Board of Directors members and the majority of its officers, including the Chief Executive Officer. BMG has the right to appoint the commercial, operations and collections officers of the BMG Association, subject to Itaú Unibanco S.A.’s approval.

Until the unification of the operations described below, BMG shared its distribution channels operated by baking correspondents with Itaú BMG Consignado, which had the right to finance seventy per cent (70%) of the payroll loans generated by such distribution channels. The remaining thirty percent (30%) were directly contracted by BMG.

The payroll loans granted to Itaú Unibanco S.A.’s clients through its branches and other exclusive channels remain separate from the operations related to the BMG Association. Itaú Unibanco S.A. and its affiliates have the right to offer their products and services to the BMG Association’s clients.

This transaction was approved by the Brazilian Antitrust Authority (CADE) and the definitive agreements regulating the BMG Association were entered into on December 13, 2012, including an investment agreement setting forth the rights and obligations of each party with respect to the BMG Association. The closing of this transaction took place on January 7, 2013. In April, 2013, the Central Bank of Brazil approved the operation.

Additionally, on April 29, 2014, an agreement was entered into to establish the combination of the payroll loan activities of BMG and Itaú BMG Consignado, which will now be concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased, fully subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco S.A. became the holder of a sixty percent (60%) interest in the total and voting capital of Itaú BMG Consignado and became the holder of the remaining forty percent (40%).

Accordingly, from July 25, 2014, and during the term of the BMG Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, and some exceptions set forth in the agreements that govern the BMG Association should be observed.

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Companies involved	Banco BMG S.A. and Itaú Unibanco S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco S.A became the holder of 60% of Itaú BMG Consignado’s total and voting capital.

BPI

Event	Sale of shares issued by Banco BPI, S.A.

Main conditions of the transaction	On April 20, 2012, Itaú Unibanco Holding, through its subsidiary IPI - Itaúsa Portugal Investimentos, SGPS, Lda. entered into an agreement for the transfer of its 18.87% interest in the capital stock of Banco BPI, S.A. to Caixabank, S.A. (“La Caixa”), a company of the La Caixa Group.

This transaction was approved by the Central Bank of Portugal on April 30, 2012 and its completion occurred on May 3, 2012, when La Caixa paid Itaú Unibanco Holding approximately €93 million for the acquisition. The transaction produced a positive effect on the consolidated stockholders’ equity amounting to approximately R$106 million, and a negative non-recurring effect of approximately R$205 million on the net income. These effects were recorded in the second quarter of 2012.

Companies involved	IPI - Itaúsa Portugal Investimentos - SGPS, Lda.; Banco BPI, and La Caixa.

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Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After the sale of 18.87% of the shares issued by Banco BPI S.A., the Issuer no longer holds, direct or indirectly, any interest in the capital stock of BPI.

6.6. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery from the issuer, and the current status of such petitions:

None.

6.7.	Other relevant information

Strategic Alliance with MasterCard

On March 13, 2015, through our subsidiary Itaú Unibanco, we entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. (“MasterCard”) to establish an alliance in the payment solution market in Brazil (“Strategic Alliance”). During the 20-year term of the Strategic Alliance, Itaú Unibanco, through its controlled company Banco Itaucard S.A. (“Itaucard”), and MasterCard will operate a new electronic payments network through a company controlled by MasterCard, in which Itaucard will have certain vetoes and approval rights. This new electronic payments network will operate under a brand with domestic and international acceptance.

Our purposes with the creation of the Strategic Alliance are (a) to focus on the expansion of our issue and acquisition business, particularly related to the new payment solutions network, (b) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands.

The effectiveness of the Strategic Alliance is subject to the satisfaction of certain conditions precedent and approval by proper regulatory authorities.

Tecban

On July 17, 2014, certain subsidiaries of the Issuer executed a new TecBan shareholders’ agreement through which the signatory banks agreed to replace, within four years, part of their external network of Automatic Teller Machines, or ATMs, for Banco24Horas Network ATMs, managed by TecBan. For purposes of this agreement, an external ATM network consists of ATMs located (i) outside of the branch banking system of the relevant financial institution or (ii) where access is not restricted, exclusive or controlled, such as equipment installed in shopping centers, gasoline service stations, supermarkets, etc. The shareholders’ agreement became effective on November 14, 2014.

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ITEM 7 - ACTIVITIES OF THE ISSUER

7.1. Briefly describe the activities carried out by the issuer and its subsidiaries

We are a holding company whose main activity is to hold ownership interests in the capital of financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities, including foreign exchange transactions. Additionally, we also hold investments in companies that carry out activities related to the insurance and capital markets.

Technology

In line with our strategy of improving efficiency in our businesses and services, continuing the efforts of 2013, in 2014 we announced several innovations, offering greater convenience for our clients.

New features have been made available through our digital channels (internet and mobile banking), and investments have been made to improve and create new tools to meet the expansion of these channels (see the chart above), providing quality in transactions in an agile, modern and safe environment. These new features and improvements include:

Personnalité Digital – we expanded our client relationship model, in which services are provided exclusively online. In this new platform, the relationship managers offer customer services from 7 a.m. until midnight, Monday through Friday. Consultants specialized in investments, foreign exchange and mortgage loans are also available during those times. Services may be provided by telephone, SMS, videoconference, online chat or email.

Uniclass Digital – through this new platform, relationship managers remotely meet the needs of clients and are available at different times of the physical agencies. The manager and the client communicate in different ways, such as, telephone, SMS and online chat, thus enabling rapid, remote interaction with much convenience.

New ATM – completely redesigned, navigation in the new ATM is easy, fast and intuitive for the customer, with smaller and more simplified screens. Thus, this channel gains an added incentive for use in alignment with our strategy of operations.

Virtual Insurance Store – aiming at increasing the offer to nonaccountholders and the presence of our products in electronic channels, we expanded the virtual insurance store (www.lojadesegurositau.com.br), a pioneering undertaking in the insurance market. In addition to accident and residence products, in the last quarter of 2014 we also made travel insurance available through a virtual insurance store and we intensified the dissemination of these services in digital media.

iTempo – is the platform (www.itau.com.br/itempo) which comprises our innovation and convenience services, providing more free time and convenience to our clients. The highlights of this platform in 2014 were:

• Itaú Apps – keeping the constant improvement and development of our digital channels, we have made available new versions of our applications;

• Itaú SMS – simplified access to checking account information such as balance and statement, or credit card balance. Clients can send a free SMS to the number 4828 and get the requested information right away; and

• Expansion of the payment service through ATMs – invoice Itaucard cards, tickets of any bank and utility bills can be paid by other banks debit card on our ATMs.

All IT projects are jointly executed with the business, legal and marketing units, taking into consideration sustainability aspects. It is noteworthy that all projects have valuation analysis in order to be approved and prioritized.

We have workplace contingency and disaster recovery processes for our main businesses. Our back up site is also located in the state of São Paulo. Both our primary and secondary data centers have dedicated power systems and generators that are designed to start automatically whenever a power outage occurs.

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DataCenterDynamics Brazil Awards – We won the award in the ‘Innovation in a Mega-Data Center’ category. The DatacenterDynamics Award recognizes innovation, leadership and original thinking in the Brazilian data center industry.

First Annual Brill Award for Efficient IT – The Waste Treatment Plant, implemented in the São Paulo Technology Center, was awarded recognition in 2014, in the Operational Data Center Upgrade (Latin America) category. This award was granted by the Uptime Institute.

Top of Mind Internet 2014 – In a survey conducted by Datafolha Research Institute, we were the most remembered bank in the question to the respondents: “Which is the first brand that comes to your mind when you think about internet?”. We have been acknowledged in the Banks category since the survey was created, in 2007.

Efinance 2014 – We received awards in the categories Microcredit and Software Engineering. Sponsored by Executivos Financeiros magazine, the award acknowledges the most innovative solutions, implementation and applications in the IT and Telecom areas of financial institutions.

Prêmio Relatório Bancário (banking report award) – We were awarded the “Solutions to The Payment Method” award with respect to the Itaú Tokpag application. The Relatório Bancário (Banking Report) is promoted by Cantarino Brasileiro, publication dedicated to covering the Brazilian banking sector.

Intangible assets

Investments

As of December 31, 2014, our IT investments comprised more than 78% of our total investments planned for the period from 2012 to 2015, funded with internal resources. The total amount is expected to be used for: data processing systems, the acquisition of software, system development and for our data center constructed in the state of São Paulo.

Our newly constructed data center, which will include the latest technology features to improve flexibility, performance and security, was delivered according to schedule and the implementation of IT infrastructure facilities was performed successfully. We started the setup and migration of our technology systems and services from the current to the new data center in the fourth quarter of 2014, with an expected completion during the second semester of 2016. This new data center has already received a Tier III Plus certifications, demonstrating our commitment to business availability of IT services and sustainability. Built with the latest technology specially designed for us, this complex will provide business expansion, more availability, agility and customer satisfaction.

Awards and Recognition

In 2014 we received a series of awards and acknowledgements helping to strengthen our reputation. A few of our most significant awards and acknowledgements are listed below:

IR Magazine Awards Brazil 2014 – Given by IR magazine, in partnership with the Brazilian Institute of Investor Relations (IBRI), this award reflects the result of a survey of the Brazilian companies with the best “investor relations” practices, conducted by the Getulio Vargas Foundation (FGV), with approximately 400 portfolio managers and investment analysts. We were acknowledged in 7 categories in 2014: Grand Prix for the best Investor Relations program (large cap), Best use of technology (large cap), Best teleconference, Best meeting with investors (large cap), Best annual report, Best performance in investor relations in the 2005- 2014 period (large cap), and Best Investor Relations in the Financial Sector.

Prêmio Apimec – We received for the sixth time, the Companhia Aberta - Categoria A (publicly held company – A category) offered by Apimec, related to 2013. This is an award for companies with outstanding performance in relationships with the market, considering transparency, timing and quality.

Latin American Executive Team 2014 – Organized by the Institutional Investor magazine, this ranking is based on a survey conducted with managers of investment and pension funds (buyside analysts), brokers and investment banks (sell-side analysts) operating in Latin America. We won six out of eight categories: “Best Investor Relations” by sell-side and buy-side analysts, “Best CEO” by sell-side and buy-side analysts, “Best Bank CFO” by buyside analysts and “Best Investor Relations Professional” by buy-side analysts.

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World’s Best Banks 2014 – Organized by Global Finance magazine, the winners of this award are chosen in a survey with analysts, executives and consultants from financial institutions, and we were acknowledged in the following categories:

•	Best Emerging Markets Banks in Latin America 2014 for Banco Itaú Paraguay and Itaú Unibanco;
•	World’s Best Investment Banks 2014 for Itaú BBA in the Best Investment Bank and Best Equity Bank categories in Regional Winners – Latin America, and outstanding financial institution in Country Winners – Brazil; and
•	World’s Best Trade Finance Banks 2014 for Itaú BBA in Country Winners – Brazil for the sixth year in a row.

•	As Empresas Mais Admiradas do Brasil (most admired companies of Brazil) – Promoted by Carta Capital Magazine, we ranked first in “Retail Bank” segment and Itaú BBA won in the “Corporate Bank” segment.

Bank of The Year 2014 – We were elected as the bank of the year in the Americas by British Magazine, The Banker. We also were acknowledged as the bank of the year in Brazil, Paraguay and Uruguay.

Empresas Notáveis Consumidor Moderno (outstanding companies modern consumer) – We stood out in the banking sector in a survey by Consumidor Moderno (modern consumer) magazine, conducted in partnership with survey institutes and specialized advisory companies, based on surveys conducted over 2013 with customers’ and consumers’ perceptions.

15º Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente (15th modern consumer award for customer service excellence) – Promoted by Padrão Group, the award annually recognizes the companies with the best practices in customer service, and in the 2014 edition we won the award in the category “Banks”.

2nd Annual Reactions Latin America Awards – Published by British magazine Reactions, these awards acknowledge the main insurance companies in Latin America for the year 2013 and we were elected Best Latin America Investment Bank and Best Brazil Insurer Overall.

Global Counsel Awards 2014 – Itaú BBA received the award as best legal team in the Regulatory (Financial Services) category. This was the first time a Brazilian bank received this award, which places us in an outstanding position in comparison to the other financial institutions with global operations. The award is sponsored by the International Law Office, which chooses the winners by analyzing over 4,000 nominations from corporate lawyers and partners of law firms worldwide, in several categories.

Melhores e Maiores (best and largest) – In the 41st edition of this Exame magazine survey, we were recognized by our results for 2013. The ranking assesses data from the largest groups in Brazil, such as stockholders’ equity and net revenue. We were ranked first among:

•	the 100 largest banks in Latin America, in terms of equity;
•	the 200 largest corporate groups in Brazil, in net revenue; and
•	the 50 largest banks in Brazil, in terms of equity.

Prêmio de Ouvidorias Brasil 2014 (2014 Brazil ombudsman offices award) – In July 2014, we were recognized for having one of the ten best ombudsman offices in Brazil. The award is an initiative of the Consumidor Moderno magazine, and assesses the best ombudsman office cases, with a focus on innovation, meeting the criteria of performance, governance, alliances, integration and social responsibility.

Valor 1000 (Value 1000) – In August 2014, we ranked first in the financial area ranking in the following categories: (i) Highest stockholders’ equity and (ii) Best operating income without equity in results. Prepared by the newspaper Valor Econômico, the yearly issue analyzes balance sheets under IFRS for the previous year of the one thousand largest companies in Brazil in terms of net revenue.

Prêmio Aberje 2014 (São Paulo) – In October 2014 we were ranked first in the “Special Publication” category due to our Integrated Report 2013. The winning topics were “Connecting information about our strategy and capacity to generate value over time”, and “Communication for programs and projects related to Sports”, due to the internal campaign to “Engage Itaú’s employees, as the national sponsor of the 2014 FIFA World Cup™ and official sponsor of the Brazilian National team”.

Cash Management Survey 2014 – We were recognized for the seventh consecutive year as the “Best Cash Management Bank in Brazil” by Euromoney magazine, one of the most important financial market publications. We were also chosen as the “Best Cash Management Bank in Latin America” by Euromoney magazine.

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Communication Award – We were elected Advertiser of the Year 2014 by the Associação Brasileira de Propaganda – ABP (Brazilian Advertising Association).

Top 1000 World Banks – In June 2014 we ranked as the leaders among the banks in Central America and South America by Tier 1 capital.

Latin Finance’s Banks of the Year 2014 – Considered as the principal source of financial market intelligence in Latin America and the Caribbean, LatinFinance magazine named us the bank of the year in Paraguay and Uruguay. The publication also named Itaú BBA the best investment bank of the year in Brazil.

Latin America Syndicated Loan of the Year – We were acknowledged by LatinFinance magazine for the largest and most comprehensive syndicated loan carried out by a financial institution in Latin America for the US$1.5 billion transaction which included three lead arrangers and 35 participant banks from 147 countries.

3rd Annual North American Structured Products Conference – We won three categories in the Structured Retail Products Awards. We were recognized in the “Best Sales, Brazil”, “Best COE Wrapped Sales, Brazil” and “Best Private Banking Product, Brazil” categories.

Dow Jones Sustainability World Index 2014/2015 – We were selected to be included in this index for the fifteenth consecutive year. We are the only Latin American bank that has been included in the index since its launch in 1999.

BM&FBovespa’s Corporate Sustainability Index (ISE) 2014/2015 – We were selected to be included in this index in 2014 for the tenth consecutive year. The companies that comprise the index meet standards in socially responsible investment and act as business benchmarks in Brazil.

Carbon Disclosure Project Latin America – We were acknowledged among ten companies named as Leaders in Transparency, in the 2014 Edition of the “Climate Changes” questionnaire. The Leaders in Transparency are those companies recording scores in the top 10%, based on survey results.

Guia Exame de Sustentabilidade (Exame Sustainability Guide) – Exame magazine named us the most sustainable company of the year in the ‘Financial Institutions, Banks and Insurers’ category. This recognition is one of the most important for the sector in Brazil.

Brand

Our brand increasingly stands for the positive transformation we seek in our own lives as individuals, for our society and for our country. Our products and services reflect our pursuit of enhanced experience for all of the people with whom we interact. Our financial education initiatives permeate all aspects of our business in order to promote financial responsibility for individuals. Our responsibility for the country's development is part of our brand's essence, accordingly, in addition to the positive transformation inherent to our core business, we are also investing in education, culture, sports and urban mobility related projects.

In 2014, our brand was ranked Brazil’s most valuable brand for the 11th consecutive year at an estimated value of R$ 21.7 billion, according to consulting firm Interbrand. Interbrand’s analysis is based on the brand's ability to deliver financial results, influence clients' selection processes and ensure long-term demand.

The platform (#issomudaomundo) launched in 2013 to build links between our aim of making people’s world better, our causes, and the several projects that benefit from our investments was again our theme for the 2014 institutional campaign.

A survey conducted by the research institute Officina Sophia in 2014 turned in important findings for the brand: the platform users' initiatives help leverage our indicators. For example, among people impacted by any of our outreach campaigns for the platform, we detected 27% better perception in terms of consideration and 50% higher for prestige (better bank).

Our scale and depth is also reflected in our social media numbers. Our Facebook community is the world's largest for a bank, with over 7.4 million fans making it one of the top 10 fan bases for all Brazilian brands according to Socialbakers monitoring platform. Our Twitter profile is now number one in Brazil's financial sector in terms of followers with over 435,000.

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Our social network content strategy carries a series of films stating our point of view using formats specifically devised for the internet on our YouTube brandchannel. We want to inspire people to believe in transformative attitudes by telling stories that encourage them to initiate positive changes. With over 158 million of views, our brandchannel has had more views than any other Brazilian one, in any segment, and more any other financial brandchannel worldwide.

We are continuing to run a special structure monitoring our social media profiles and interacting with the general public and our clients on everything relating to Itaú, questions, suggestions, compliments and complaints. According to Gauge monitoring agency platform, we had over 1.2 million of mentions on social networks, of which 68% were positive or neutral comments. We continue to provide 24/7 customer service via social media and average time to first contact with clients was 6 minutes.

In 2014 we had an unprecedented brand opportunity as local sponsors for the 2014 FIFA World Cup Brazil™. Our challenge was to stand out amongst the global brands that have sponsored the event for decades and have more adherence with this theme. Nevertheless, by the end of the event we were able to show outstanding results for our brand: highest peak engagement in Twitter's history in Brazil with 23.91%, the most Google-searched brand in relation to the 2014 FIFA World Cup Brazil™, the one most associated with Brazil's soccer team and second most associated with the event, according to a survey conducted by Ibope.

7.2 . For each operating segment disclosed in the latest financial statements for year-end or, where applicable, the consolidated financial statements, provide the following information:

a) marketed products and services

Our business

Overview

We provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis through the following operating segments:

The Commercial bank – Retail segment offers services to a diversified base of individuals and companies with annual revenues of up to R$ 30 million. Such services include insurance, pension plan and premium bonds, credit cards, asset management, credit products and are customized and developed to meet clients’ demands, through specialized units. Our marketing strategies are tailored to each client profile and implemented through the most suitable distribution channels. We aim to increase the number of products used by our clients, thus diversifying our revenue sources. This segment represents an important funding source for our operations and generates significant financial income and banking fees.

Through the Consumer credit – Retail segment, we implement our strategy of expanding our offering of financial products and services beyond our current account holders. As such, this segment oversees the financing of vehicles outside our branch network, the offering of credit cards to individuals who are not accountholders and Itaú BMG Consignado operations.

The Wholesale bank is responsible for our corporate and investment banking activities, including our middle-market banking business. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in -depth understanding of clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including through fixed and variable income instruments.

The Activities with the market and corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as net interest income from the trading of financial instruments through proprietary positions, management of currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial instruments. This segment also includes our interest in Porto Seguro.

We also have a broad range of operations outside of Brazil and have built our international presence based on strategically positioned units in the Americas, Europe and Asia. This creates significant synergies in foreign trade finance, the placement of Eurobonds and in the offering of more sophisticated financial transactions and private banking operations. These operations are presented both in the commercial banking – retail and in the wholesale banking segments.

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Commercial Bank – Retail

We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients’ needs. Our commercial banking business segment is segregated according to customer profiles. This allows us to be closer to our clients, understand their needs and offer the most suitable products to meet their demands.

Itaú Retail Banking (individuals)

Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our client service structure is targeted to offer the best solutions for each client profile. We classify our retail clients as individuals with a monthly income below R$10,000.

Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 or R$5,000 per month, depending on the region, an innovation for Brazil’s banking sector. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers, special telephone service and higher credit limits and a large team of dedicated relationship managers.

Our retail network is focused on building lasting, transparent relationships with our clients.

Itaú Personnalité (banking for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of Itaú Personnalité, that currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité’s is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 289 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country, as well as internet, telephone and mobile banking.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Banking (Including Itaú Personnalité)	In December 2014, we reached a market share of 13.1% based on total outstanding loan balance in reais, positioning us as the third largest bank in this segment in Brazil.	Itaú Unibanco Holding has a leading position in many sector of the Brazilian domestic financial market. Based on Central Bank data and publicly available financial information, our main competitors are Caixa Econômica Federal, Banco do Brasil S.A., Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Itaú Empresas (very small and small companies)

To meet the needs of our corporate clients, we offer, through a dedicated structure, customized solutions and provide detailed advice on all products and services to:

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▪	Very small companies: a client base with annual revenues up to R$1.2 million served by 4,371 banking branches with 2,805 managers as of December 31, 2014; and

▪	Small companies: a client base with annual revenues from R$1.2 million to R$30 million served by 359 business offices with 2,008 managers as of December 31, 2014.

All our managers are certified by the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or ANBIMA), and throughout the year they receive training to offer the best solutions for each client profile. Our clients rely on our ability to provide products, terms and rates customized to their needs.

Our strategy is to capture market opportunities by meeting the needs of these companies and their owners, particularly with respect to the management of cash flow, credit facilities, investment needs and services.

As was the case in 2013, improving our credit portfolio and reducing our overdue loan portfolio remained our goal in 2014: credit processes, policies and tools were enhanced and we intensified our revenue collection. Our focus on this segment is aligned with our strategy to improve the quality of our loan portfolio.

Focused on meeting our clients’ needs, we developed Conta Certa, an account plan with customizable service bundles, and we extended our offerings in electronic channels enabling clients to borrow and purchase a wide range of services without having to go to one of our branches.

With respect to cards and merchant services, we saw an increase in the number of accredited merchants, as well as an increase in the level of card transactions and our revenue derived therefrom when compared to previous years. We launched a number of new products in 2014 such as the “Flex” plan, allowing our merchant clients to anticipate revenues from credit card sales and the “Combo” plan, a service plan providing reduced Conta Certa fees and REDE equipment rental. In addition, we developed integrated pricing features with respect to loans, cash services and merchant acquiring services.

Improving and simplifying our operational and commercial processes were also in our agenda as we worked on simplifying time-consuming processes such as current account opening and organized our operational and commercial units to work in a standardized manner, similar to franchises.

Public Sector

Our public sector business operates in all divisions of the public sector, including the federal, state and municipal governments (in the Executive, Legislative and Judicial branches).

To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions.

In December 2014, we had 2,707 public sector clients and 15 offices in Brazil.

Gestão de patrimônio (Wealth Management & Services)

Itaú Private Bank

Headquartered in São Paulo, Itaú Private Bank is a leading wealth management player in Latin America with a market share in Brazil exceeding 25%. Besides our seven offices in Brazil, we also serve our clients from our offices in Chile, Uruguay, Paraguay, Miami, New York, Switzerland, Cayman and Bahamas. Our dedicated team of more than 700 professionals provided comprehensive financial services to several families from most countries in Latin America. In 2014 we reaffirmed our commitment to the Chilean market and the strategic goal of being the largest private bank in the Latin American market, extending our joint venture agreement signed in 2011 with Munita, Cruzat & Claro (MCC) obtaining a 100% ownership interest in the company.

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Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternatives from third-party providers. Our team of more than 120 private bankers as of December 31, 2014, supported by a team of investment advisors and product specialists, are dedicated to understanding and addressing the needs of our clients.

Aligned with our mission to be the leading company in client satisfaction and sustainable performance, we decided to focus our strategic priorities, and we intend to continue to do so during the next year, on the following initiatives:

•	Being the Private Bank leader in client satisfaction;
•	Adding value to client and shareholders with complete offering and long term proactive advisory;

• Continuing to invest in our international platforms to enhance Brazilian clients experience and expand our operation in Latin America;

•	Increased operational efficiency of our platform through continuous investments in our IT platforms; and
•	Maintaining a focus on risk management and regulatory considerations.

Global Private Banking Awards 2014 – Sponsored by the Professional Wealth Management and The Banker magazines in October 2014, Itaú Private Bank was acknowledged as the “Best Private Bank for Innovation”, and for the third time as the “Best Private Bank in Brazil” categories.

24th Global Wealth Summit & Awards – In October 2014, we were chosen for the fifth time as the “Outstanding Global Private Bank in Latin America”, in the award promoted by Private Banker International.

Private Banking Survey – Promoted by Euromoney magazine, we were recognized for the fifth time in the “Best Private Banking Services Overall in Brazil” category and also as “Best Private Banking Services Overall in Paraguay”.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Private Bank	In December 2014, our market share exceeded 25% in terms of assets under management, positioning us as the largest private bank in Brazil.	According to ANBIMA, the Private Bank industry in Brazil held assets totaling R$645.1 billion as of December 2014, with competition concentrated among large and well-established banks. Our main competitors in the private banking funds are BTG Pactual, Credit Suisse Hedging Griffo and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ANBIMA.

Itaú Asset Management

Itaú Asset Management is responsible for managing clients’ assets. It has positioned itself as the largest private asset manager in Brazil, and one of the leading institutions of its kind in Latin America, by having over R$360 billion, according to ANBIMA, in assets under management, around 360 professionals present in 8 countries, and over 50 years of experience in managing resources.

Furthermore, it has one of the biggest research teams in Latin America, which is composed of professionals focused in specific industries and investment strategies. The consistent investment in market research allows us to analyze investment opportunities in detail, under multiple perspectives. Through flagship strategies, we offer a range of customized products and solutions, tailored to the uniqueness of each client segment, considering different investment objectives and risk profiles. Besides, we have a committed risk management team, responsible for the support to the operation.

Kinea, an alternative investments management company, held R$5.9 billion in managed assets at the end of 2014.

Top Gestão 2014 (top management) – Itaú Asset Management was recognized in the category “Maiores – alocação mista flexível” (biggest – flexible mixed allocation), organized by the Valor Econômico newspaper and Standard & Poor’s, which assesses fixed-income funds, multimarket and variable income funds, and recognizes the best fund managers in Brazil. The publication also gave five stars to 13 funds managed by Itaú Asset Management, based on profitability and regularity of the results achieved.

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The 1000 Best Investment Funds for 2014 – For the second consecutive year, Itaú Asset Management was named the best investment fund manager in Brazil by Guia Exame Investimentos Pessoais (Exame Personal Investments Guide). This recognition is presented by Exame magazine in partnership with the Getulio Vargas Center for Financial Studies (GVCef-FGV), which is responsible for the survey.

Fitch Ratings 2014 – This rating agency, responsible for evaluating the quality of financial products or assets of companies worldwide, assigned an International Scale Asset Manager Rating ‘Highest Standards’ to Itaú Asset Management.

Product/Service	Market Position	Additional Information and Main Competitors
Asset Management	In December 2014, we had a market share of 14.5% in terms of assets under management, positioning us as the largest private asset manager in Brazil.	According to ANBIMA, the asset management industry in Brazil held assets totaling R$2,682 billion as of December 2014, with competition concentrated among large and well-established retail banks.
Our main competitors are Banco do Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ANBIMA.

Securities Services

Itaú Securities Services business units provide: local custody and fiduciary services, international custody, and corporate solutions that acts as transfer agent and shareholder servicer for Brazilian companies issuing equity, debentures, promissory and bank credit notes. We also work as guarantor in transactions of project finance, escrow accounts and loan and financing contracts.

Our focus is to be a full service provider for institutional clients by offering integrated solutions and an exclusive channel with specialized professionals. To be efficient, these businesses have the technology as a foundation.

Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 2,611 clients in 21 countries that reached R$3.4 trillion of assets under service as of December 31, 2014, which includes investment funds, underwriting, pension funds, trustee and brokerage services.

Global Custodian 2014 Awards for Excellence – We were named, by this acknowledged publication in the securities services sector, as “Single Market Sub-Custody in the Americas: Emerging Markets” in Brazil, which reflects the customers’ opinions regarding the quality of services provided.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Local Custody	In December 2014, we had a market share of 26.0% based on total assets under local custody, positioning us as the second largest Local Custodian.	According to ANBIMA, the local custody in Brazil held assets totaling R$3,134 billion as of December 2014. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.
International Custody	Our market share in December 2014 was 14.3% in terms of total assets under international custody, positioning us as the second largest International Custodian.	Based on ANBIMA, the international custody service in Brazil totaled R$1,089 billion of assets as of December 2014.
Our main competitors are Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A.
Corporate Solutions	In December 2014, we had a leading position as agent and registrar provider to 227 companies listed on BM&FBovespa, which represents 62.5% of companies listed on that exchange. Moreover, we were leader as transfer agent with 478 debentures offerings in the Brazilian market, representing 51.5% of the debentures market in Brazil.	Our main competitors in the equities market are Banco Bradesco S.A. and Banco do Brasil S.A. Our main competitor in debentures is Banco Bradesco S.A.

Source: Itaú Unibanco Holding, ANBIMA and BM&FBovespa.

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Real Estate Financing and Mortgages

Our mortgage business is dedicated to:

•	Being aligned with our strategy to invest in lower risk businesses;
•	Contributing to the social and financial development of our clients; and
•	Creating loyalty – the relationships established in this sector are typically long-term.

We believe we have been leaders in mortgage loans to individuals among Brazilian private banks from 2008 to 2014, which reflects our focus on this business aligned to our strategy of migrating to lower risk portfolios.

We offer products through our network of branches, development companies, and real estate agencies, including our partnership with Coelho da Fonseca Empreendimentos Imobiliários Ltda. and our joint venture with LPS Brasil Consultoria de Imóveis S.A. (Lopes), called “Credipronto”. These two long-term agreements provide us with exclusive real estate financing origination at a large number of locations throughout Brazil.

Over the course of 2014, we have added new products to our portfolio with the goal of bringing added-value to our real estate business:

•   Home Equity: allows the borrower to use their property as security for personal loans with lower interest rates when compared with the traditional lines of credit. In this case, the client must pay his loan in full in order to use his property as collateral for other loans.

•   Property Installment Insurance: guarantees the borrowers the payment of up to four installments in case of involuntary job loss or temporary disability and gives assistance to professional reallocation.

As the result of our new initiatives, the number of mortgages we provided directly to individuals in 2014 was 32.2 thousand, for an aggregate value of R$9.5 billion in the period. In commercial loans, we financed 28.0 thousand new real estate units during 2014, for an aggregate value of R$5.4 billion.

Since 2007, real estate and mortgage transactions in the Brazilian market have been carried out mainly through first mortgages and a system of mortgage lien (alienação fiduciária ), pursuant to which the buyer becomes the owner of the property after all payments have been made, making it easier for the bank (lender) to recover the property in case of default. This system resulted in lower legal and credit risks compared to other types of guarantees.

Another positive feature of the Brazilian market is the constant amortization system (CPM) pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

As of December 31, 2014, our outstanding loans to individuals were granted in the form of first mortgages and 98.8% were guaranteed by mortgage liens. In 2014, our entire credit origination was based on the CPM and our loan to value ratio was 42%.

Euromoney’s Real Estate Awards 2014 – In September 2014, we were ranked first in the Banks category, “Overall” and “Equity Finance” subcategories both in Latin America and in Brazil, and also in the “Loan Finance” subcategory in Brazil. The 10th edition of the survey recognizes the best companies that operate in the global real estate market, according to the opinion of real estate consultants, development companies, investment managers, corporate end users and banks. The table below shows the market position and information about competitors for the business listed below:

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Product/Service	Market Position	Additional Information and Main Competitors
Real Estate Financing and Mortgages	In the period from January to December 2014, we were the leaders in new loans to individuals among Brazilian privately-owned banks, with 33.8% market share and, second place in terms of new loans to individuals, among all Brazilian banks, with 11.6% market share.	The main player in the Brazilian real estate market is Caixa Econômica Federal (CEF), a government owned bank. CEF is focused on real estate financing and is the leader in this market. Other competitors include Banco do Brasil S.A., Banco Santander Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ABECIP.

Payroll Loans

A payroll loan is a loan with fixed installments that is directly deducted from the borrower’s payroll to the bank’s account without being recorded in the debtor’s account. Our strategy is to expand our activities in businesses with historically lower spreads and losses, achieving a leading position in the offering, distribution and sale of payroll loans in Brazil.

To expand this business and complement our strategy, on July 9, 2012 we signed an association agreement with Banco BMG S.A. to offer, distribute and market payroll loans originated by that financial institution. Itaú BMG Consignado, the entity used for purposes of this joint venture, began operations in December 2012 and is present throughout the Brazilian territory. This association was designed with the purpose of diversifying our loan portfolio, supplementing our payroll loan strategy, and improving the risk profile of our portfolio of loans to individuals. Itaú BMG Consignado also enables us to expand our business in the payroll loan sector in line with our values and transparency principles, following best management practices and policies.

Our strategy of higher growth in the National Social Security Institute (Instituto Nacional do Seguro Social, or INSS) beneficiaries sector, combined with certain credit policies we adopted, allowed our portfolio evolution to be followed by a decrease in delinquency levels.

This increase in payroll loans resulted in a higher share of payroll loans within the personal loan portfolio, from 13.5% as of December 2013 to 21.8% as of December 2014.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Payroll Loans	In December 2014, we obtained a market share of 16.1% in terms of payroll loans, positioning us as the third largest bank in this segment in Brazil.	Our main competitors in this business are Banco do Brasil S.A., Caixa Econômica Federal, Banco Bradesco S.A. and Banco Santander Brasil S.A..

Source: Itaú Unibanco Holding and the Central Bank.

Insurance, Private Pension Plans and Premium Bonds

Insurance

Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Focused on streamlining our portfolio, making our products more complete and distributing our products, our sales channels are branches, the internet, selfservice terminals, telemarketing and mobile applications, besides association with retailers. In 2014, we intensified our focus on bancassurance, exploring the synergy among bank channels, such as branches, ATMs and tellers, and among other financial products, approaching card holders and credit takers. This operation offers a higher margin and is less volatile, generating profitability without a credit risk implication, increasing its importance for our revenue diversification.

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Focusing on raising our profitability and on reaching more customers more assertively, we expanded our product offerings via digital channels. We have developed the Insurance Online Store, which has an increasing participation in insurance sales. Offering our products to banking and non-banking clients, the Online Store also allowed an expansion in our communication and awareness.

Besides travel and personal accidents insurance products, we offer auto insurance and property & casualty insurance, for individuals and small and medium companies. Insurance sold on the Internet in 2014 had an increase of 123.3% in items sold compared to the same period of the previous year.

We work constantly towards offering more efficient processes and a high-quality service to our clients. This resulted in an increase of our sales in 31.1 basis points, in comparison to 2013.

Our strategy to increase our level of penetration in the Brazilian insurance market varies according to the sectors we choose to compete in. For individuals and small and medium company markets, we focus beyond our banking client and credit card base, increasing client penetration. We are working on improving client penetration in property and casualty insurance for small and medium companies. For this purpose, innovation has been a very important factor for our growth in corporate clients. For those customers we offer a specialized advisory service and develop tailor made solutions. Our focus is on developing long term partnerships and maintaining a close relationship with our clients’ Human Resources departments.

In October 2014, we completed the sale of our large risk insurance operation and the migration of BMG Seguradora, acquired on June, 2013.

The launch of Proteja, a website for insurance education, had a relevant impact on our brand, reinforced our brand positioning and fostered the understanding of the importance of insurance products. Please refer to www.itau.com.br/proteja for further information about the Proteja website.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached 12.0% of market share based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December, 2014, positioning us as the second largest insurance provider in this segment in Brazil. Considering only our insurance core activities, our market share reached 14.2% in the same period.	The Brazilian insurance market is highly competitive. Our main competitors in this sector, excluding health insurance providers, are affiliated with large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S. A.

Although there is a great concentration of Brazilian banks, this market is still dispersed, especially with players acting in specific niches. As of December 2014 this industry consisted of approximately 158 insurance companies of various sizes, including 41 conglomerates and 49 independent companies. We believe that our alliance with Porto Seguro S.A. resulted in gains in scale and efficiency for us.

Source: SUSEP. Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Educational, Travel, Unemployment, Funeral Allowance, Serious Diseases, Random Events), Housing, Multiple Peril and Domestic Credit – Individuals.

Private Pension Plans

We offer private pension plans to our clients as an option for wealth and inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life, as a supplement to government plans, through long-term investments.

The total funding for private pension plans amounted to R$17.5 billion from January to December 2014. Income from management fees reached R$1.16 billion, and technical provisions increased 16.8% in the same period, totaling R$103.7 billion at December 31, 2014.

The table below shows the market position and information about competitors for the business listed below:

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Product/Service	Market Position	Additional Information and Main Competitors
Pension plans	In December 2014 our balance of provisions represented 24.4% of the market share for pension plans, positioning us as the third largest pension provider in Brazil.	Our main competitors in private retirement plan products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market.

Source: SUSEP (Balance of provisions - Pension Plans for Individuals and Companies).

Premium Bonds (títulos de capitalização, or capitalization plans)

Premium bonds are fixed deposits products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned with accrued interest at the end of a designated term. Ownership in premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. During the term of the product, the client can withdraw the balance deposited, less fees for early withdrawal. In 2014, we distributed more than R$64.9 million in raffle prizes for more than 3.1 thousand clients.

We currently distribute our premium bonds portfolio of products through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. As a result of our focus on distribution, the number of products sold through our priority channels increased 71.6% in 2014, in comparison to 2013.

Focusing in corporate responsibility principles, in August 2014 we entered into a partnership with Instituto Ayrton Senna, a nonprofit organization which focuses on promoting quality of public education in Brazil. A portion of the revenues upon purchase of PIC, our bank's premium bonds, is provided to the Instituto Ayrton Senna’s education projects.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Premium Bonds	In the period from January to December, 2014 we had a market share of 11.1% in terms of revenues from sales of premium bonds, positioning us as the third largest provider of such products in this segment in Brazil.	Our main competitors in premium bonds are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market. Our profitability (measured by net profits over revenues from sales) is the highest among our main competitors.

Source: SUSEP.

Wholesale Bank

Wholesale Bank is the segment responsible for banking operations of large (annual revenues over R$300 million) and middle-market companies (annual revenues from R$30 million to R$300 million) and investment banking services. It offers a wide range of products and services to the largest economic groups of Brazil.

Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs.

One of the most important features of our Wholesale Bank is the set of initiatives linked to improving efficiency in our operations. These continuous actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs.

Since October 2013, our middle-market banking business (which includes companies with annual revenues over R$30 million to R$300 million), comprised of the “middle” and “upper middle” corporate divisions, became part of the Wholesale Bank management structure.

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We have been working to create and implement a new model, to serve as a market benchmark across all aspects of our Middle-Market banking business, such as credit, products and people, in order to establish differentiated and sustainable growth for our Wholesale Bank. We began implementing the new model in 2014 and expect to complete the implementation phase by the end of 2015. The main steps for this year will be: support commercial area with appropriate tools; credit model, team capacity and middle office enhancement; and new commercial centers (polos).

We offer a full range of financial products and services to middlemarket clients, such as deposit accounts, investment options, insurance and credit products, including investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees. We also carry out financial transactions on behalf of middle-market clients, including interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. Moreover, we offer a broad number of cash management services to our middle-market clients, including collection services, electronic payment services and Internet office banking.

Investment Banking

Our investment banking business carried out through Itaú BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. From research to execution, we believe we offer a wide portfolio of investment banking services with respect to Brazilian and other Latin American companies.

In investment banking, the fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions.

The Banker's Investment Banking Awards 2014 – Promoted by The Banker magazine, Itaú BBA was recognized as the “Most Innovative Investment Bank in Latin America”.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Investment Banking	In the period from January to December 2014, Itaú BBA ranked first in debt capital market(1) and in merger and acquisitions(2).	In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco BBI and Banco BTG Pactual S.A.

Source: (1) ANBIMA Distribution ranking in terms of volume, (2) Thomson ranking by number of deals.

Itaú Corretora (Brokerage)

Itaú Corretora has been providing brokerage services in BM&FBovespa since 1965. We provide retail brokerage services in Brazil to over 90 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$27.1 billion in trading volume. The brokerage services are also provided to international clients via our broker-dealers in New York.

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The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Brokerage Services (1)	Ranked third in Retail Brokerage Services by trading volume in December 2014.	Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A. and BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários S.A.
Cash Equities (1)	Ranked sixth in Cash Equities by trading volume in the period between January and December 2014.	Main competitors: Credit Suisse Hedging-Griffo Corretora de Valores S.A., UBS Brasil Corretora, Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., XP Investimentos and Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.
Futures and Derivatives (1)	Ranked fifth in Derivatives and Futures by number of traded contracts in the period between January and December 2014.	Main competitors: UBS Brasil Corretora, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., ICAP do Brasil Corretora de Títulos e Valores Mobiliários Ltda. and Tullett Prebon Brasil S.A. Corretora de Valores e Câmbio, BGC Liquidez Distribuidora de Títulos e Valores Mobiliários Ltda.
Research (2)	Ranked second Research House in Latin America.	Main competitors (local and global players): J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A. and Bank of America Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.

Source: (1) CBLCnet, (2) Institutional Investor Magazine.

Consumer Credit – Retail

Our consumer finance business consists of products and financial services credit cards (issuer and acquirer), vehicle financing, mortgage, trust, insurance and capitalization. Our products are offered to account holders and non-account holders through our branch network and partnerships with major retailers such as operators, manufacturers and airline companies established in Brazil.

Credit Cards and Commercial Agreements

Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, we offer a wide range of credit and debit cards to more than 62.5 million current and non-current account holders (in number of accounts as of December 31, 2014).

Our main goals in the credit card business are to continually grow our portfolio, improve its profitability, manage the quality of our assets and pursue the total satisfaction of our clients. To this end, our credit card division focuses on the development of new products, assessment of our partnerships, control of the credit quality of our portfolio and on more efficient cost management.

In 2014, we concluded the migration of the Credicard portfolio acquired in May 2013 by means of our acquisition of Banco Citicard S.A. and Citifinancial Promotora de Negócios e Cobrança Ltda.

In August 2014 we launched the Acelerador de Pontos (Points Accelerator) in our reward program called Sempre Presente (Always Present). With it the client can double their invoice’s points by paying a percentage of their monthly expenses, anticipating the award and travel redemptions.

In September 2014 we launched the TudoAzul Itaucard co-branded card in partnership with Azul Linhas Aéreas, one of the main airlines in Brazil. This action is aligned with our goal of offering a diversified portfolio, providing the best suited product to our clients.

Since its launch on August 2012, the Itaucard 2.0 has issued 5.3 million cards. This credit card is the only in Brazil consistent with the standard international interest model, which charges the revolving interest rates from the date of purchase instead of the invoice due date, allowing lower interest rates.

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Our card brand “Hiper” currently issued by Banco Itaucard S.A., was launched in October 2013 initially with credit card functions and, beginning in September 2014, with debit card features. The Hiper branded cards have the benefit of conversion of 120% of the card’s annual fee into a bonus for mobile cellphones (currently available for 3 of the 4 largest Brazilian carriers) and can be issued under the 2.0 Itaucard platform as well as other Itaucard credit cards.

ÉPOCA ReclameAQUI Award – Época magazine and Reclame Aquinamed us company of the year in the “Banks and Financial Services – Cards” category. The award is deemed the sector’s principal source of recognition based on direct consumer evaluation.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Credit Cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with 38.2% market share in the period from January to December 2014.

The Brazilian credit card market is highly competitive, growing at a compound annual growth rate of over 16.8% over the last four years as of December 31, 2014, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços).

Our main competitors in this business are Banco do Brasil S.A., Banco Bradesco S.A., Banco Santander Brasil S.A. and Caixa Econômica Federal.

Source: Itaú Unibanco Holding and ABECS.

Merchant Acquirer

REDE (formerly Redecard) is one of the two largest multi-brand acquirers of credit, debit and benefit card transactions in Brazil. REDE’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from sales made with credit cards), rental of point-of-sale terminals, or POS, check verification through POS terminals, and the capture and transmission of transactions using coupons, and loyalty programs.

Our goal is to be the main partner for merchants that are seeking higher business potential with a focus on IT investments, infrastructure and POS modernization. For those partners, REDE offers a series of products that follow the market’s latest trends. Among these products we highlight Mobile REDE, which captures the transaction using a device attached to the smartphone or tablet. It allows card reading and input of purchase data for client’s signature, reinforcing our position in new payments solutions for freelancers and micro entrepreneurs. Through e-REDE we intensified and improved the quality of our electronic payments platform, offering not only the acquisition service, but also an antifraud gateway. We offer a single platform for efficient, fast and complete solutions for online payments using a robust antifraud system.

We have experienced significant growth in the e-commerce facets of our merchant acquiring business. In September 2014 we acquired maxiPago!, a Brazilian electronic payment means company focused on e-commerce, for purposes of improving account safety and convenience to our customers, as well as otherwise maintaining our strong digital platform.

In 2014, the Itaú Unibanco acquiring business captured R$358 billion in transactions with credit cards and debit cards, an increase of 10.9% from 2013. The number of transactions captured and processed reached 3.9 billion, representing an increase of 4.7% from 2013. In December 2014, we had 1.8 million installed POS terminals throughout Brazil, representing an increase of 17.1% from 2013. As of December 31, 2014, REDE was present in almost all municipalities in Brazil with electric power and telecommunications network. We generally consider each POS to represent one client.

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The table below shows the market position and information about competitors for the business listed below:

	(In billions of R$)			(In billions)
	FINANCIAL VOLUME			TRANSACTIONS
	2014	2013	2012	2014	2013	2012
Credit cards	232	209	183	1.9	1.8	1.7
Debit cards	126	114	94	2.0	1.8	1.6
Total	358	323	278	3.9	3.7	3.3

Product/Service	Market Position	Additional Information and Main Competitors

Merchant Acquirer	In the period from January to December, 2014 we reached a market share of 37.1% in terms of total transaction volume (credit and debit) generated by he acquiring services, positioning us as the second largestplayer in this segment in Brazil.	Our main competitors in this business are Cielo S.A., Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (GetNet) and Banco Bankpar S.A. (American Express).

Vehicle Financing

As of December 31, 2014, our portfolio of vehicle financing to individuals amounted to R$28,927 million and to companies reached R$5,573 million, totaling R$34,500 million with an average loan to value (ratio of a loan to the value of an asset purchased) of 73.7% in 2014, following a downward trend during the year. Since 2012, we have reduced our risk exposure in this sector and focused on clients with better risk profiles, which allowed us to improve the credit quality of our vehicle loan portfolio.

From January to December 2014, the average term of vehicle financing was 39 months, and half of the transactions were carried out with terms of up to 36 months.

In addition to the branches, dealerships, car retailers and partners, we also focus on efficient sales channels that offer full services to our clients. We receive, on average, 13 million website sessions a month through iCarros, a classified ads website that facilitates the purchase and sale of new and used vehicles. Focused on innovative solutions, the website is also available for mobile applications and offers tools for comparing new vehicles and a pioneering service for receiving financing leads for our partners.

Additionally, iCarros offers credit cards, insurances and consortia. The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Vehicles	In December 2014, we reached a market share of 15.4% in terms of loans to individuals among banks, positioning us as third in Brazil in this segment.	Our main bank competitors in this business are Banco Santander (Brasil) S.A, Banco do Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and the Central Bank.

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Consortia

A consortium is a self-financing system created in Brazil with a view to foster savings for the purchase of vehicles and other assets, such as real estate. Pursuant to consortium agreements, participants are pooled according to the specific asset they elect to purchase (e.g., a vehicle of a particular manufacturer and model), which will be paid for in installments. Payments made by the participants of a given consortium are used to create a “pool” of funds, which are used by one or more members of the consortium at a time to acquire the assets elected by the participants, e.g., once a month, and such members continue to make payments as scheduled. Generally, participants may receive the asset, (i) during the course of the consortium agreement (before all installments are paid), if the participant pays an amount (in addition to the regularly scheduled installment due) that is higher than such an additional amount offered by any other consortium member for that period, or (ii) during the course of the consortium agreement (before all installments are paid), if the participant is selected by random drawing, organized by the bank, to receive the asset, while continuing to pay for the remaining installments as scheduled.

As consortia are regarded as a provision of services under Brazilian law, the management of consortia does not give rise to default risk or regulatory capital requirements for us.

Since consortia do not charge interest rates, our revenues come mainly from the administration fee charged from clients.

Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. In 2014, we reached the following results:

• Active Contracts: in December 2014, we reached 402 thousand active contracts, with a growth of 8.0% when compared to December 2013;

• Balance of installments receivables: in December 2014 we reached R$10.9 billion, with a growth of 10.9% when compared to December 2013; and

• Administration Fee: from January to December 2014 we gained R$610.3 million, with a growth of 48.9% when compared to the same period of 2013.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Consortia Services Fees	In the period from January to September, 2014 we had a market share of 10.4% in total consortia services fees. Considering only banks, we are the second largest provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Adm. Consortia and BB Consortia.

Source: Central Bank.

Microcredit

Our microcredit unit offers low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itaú Microcrédito’s loan officers reach out to new and existing clients, offering loans (coupled with a free loan-protection microinsurance), point of sale, or POS machines and disseminating financial concepts related to the responsible use of money.

A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal market. Our microcredit activities are split into two levels:

▪	1st Tier Lending: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any granting of loans requires the presence of a trained microcredit loan officer; and
▪	2nd Tier Lending: loans to micro entrepreneurs through partner civil society organizations registered with the National Productive Microcredit Program. We are committed to promoting microfinance best practices and trading experiences with partner organizations.

Our investment in microcredit consolidates our strategy to act as agents of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge in financial education. The end goal is to create a virtuous cycle in which our bank stimulates the social and economic development of Brazil’s low-income population.

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Our International Business

Itaú Unibanco Holding’s Global Footprint

As of December 31, 2014 we were present in 18 countries outside of Brazil, seven of which are in Latin America. In Argentina, Chile, Paraguay and Uruguay, we offer commercial banking (retail) and wholesale banking with the main focus on commercial banking. In Mexico, we are opening a brokerage company. We also have an Itaú BBA representation office in Peru, and are gradually intensifying our presence in Colombia through our investment banking and corporate operations.

Additionally, we have operations in Europe (France, Germany, Portugal, United Kingdom, Spain, and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and the Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo). These are operations that mainly serve institutional, corporate and private banking clients.

Latin America

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals and companies. We have expanded our business in the region in a sustainable manner over the past years and our priority now is to gain economies of scale, maintain a strong presence in the local retail markets and strengthen our relationships with local companies.

In order to support our more than 1.9 million clients, as of December 31, 2014 we had a network of 246 branches and client service branches (CSBs) in Latin America (ex-Brazil). In Paraguay, we had 40 non-bank correspondents, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2014, we also have 36 points of service through OCA S.A., our credit card operator in Uruguay.

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Banco Itaú Argentina

We operate in Argentina since 1979, where we focus on large companies with business ties to Brazil. In 1994, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence by buying Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small- and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small- and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients and services offerings include current and savings accounts, personal loans and credit cards. As of December 31, 2014, Banco Itaú Argentina had 72 branches and 186 ATMs.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately- owned banks only)	In September 2014, we had a market share of 3.0% in terms of total outstanding loan balance in Argentine pesos.	Our main competitors are Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Frances S.A. and Banco Macro S.A.

Source: Central Bank of Argentina.

Banco Itaú Chile

Our business in Chile is mainly focused on retail and high- income clients, but we also operate with middle-market and large corporate clients. In 2014, we opened 3 new branches, totaling 99 branches in our service network in Chile as of December 31, 2014.

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We started our activities in Chile in 2007, after Bank of America Corporation transferred the operations of BankBoston Chile and BankBoston Uruguay to us. In August 2014 we extended our agreement signed in 2011 obtaining a 100% interest in Munita, Cruzat & Claro, a leader in wealth management in Chile. The integration, through Itaú Private Bank, will be focused on the continuity of the relationship with clients. Accordingly, we reaffirm our commitment to the Chilean market and the aim to be the largest private bank in the Latin American market.

Currently, we occupy a prominent position in wealth management and, among the major banks in Chile, we have the fastest growing loan portfolio, according to Superintendency of Banks and Financial Institutions, or SBIF, as of December 2014.

Morningstar Awards 2014 – Itaú Chile AGF was elected by Morningstar, a leading company in the provision of independent investment surveys, in the following categories: Mejor Fondo de Renta Fija Latinoamérica (best fixed income fund in Latin America) with the Itaú Latam Corporate Bond Fund A fund, and Mejor Administradora de Renta Fija (best fixed income manager).

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately- owned banks only)	In December 2014, our market share was 5.9% based on total outstanding loan balance in Chilean pesos.	Our main competitors are Banco Santander-Chile S.A., Banco de Chile S.A., Banco de Crédito e Inversiones S.A. and Banco Bilbao Vizcaya Argentaria Chile S.A.

Source: Superintendency of Banks and Financial Institutions.

Itaú CorpBanca

On January 29, 2014, we entered into an agreement with CorpBanca and its controlling stockholders for the merger of Banco Itaú Chile and CorpBanca. Some of the regulatory approvals required for the conclusion of this operation have already been obtained.

The transaction creates an important platform for our expansion and search for business development in the region. In Chile, it will allow us to move up from the 7th to the 4th position in terms of loans among privately-owned banks, according to SBIF, as of December 2014.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. In 2014, we opened 2 new branches, totaling 30 branches and 297 ATMs in our service network in Paraguay as of December 31, 2014.

Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies institutional clients and consumer clients. Banco Itaú Paraguay’s main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector.

We are the leading player in the credit card segment and hold the first position among the banks in Paraguay regarding results, return on average equity and efficiency ratio, according to the Central Bank of Paraguay, as of December 2014.

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The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately- owned banks only)	In December 2014, we had a market share of 17.0% in terms of total outstanding loan balance in guaranis, positioning us as the third largest privately-owned bank in Paraguay.	Our main competitors are Banco Continental S.A.E.C.A., Banco Regional S.A.E.C.A. and Banco Bilbao Viscaya Argentaria Paraguay S.A.

Source: Central Bank of Paraguay.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions. As of December 31, 2014, Banco Itaú Uruguay had 23 branches and 54 ATMs.

Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and Internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services. Additionally, our private banking business unit provides a full portfolio of local and international financial market products.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately- owned banks only)	In December 2014, we had a market share of 20.0% based on total outstanding loan balance in Uruguayan pesos, positioning us as the third largest privately-owned bank in Uruguay.	Our main competitors are Banco Santander S.A., Banco Bilbao Vizcaya Argentaria Uruguay S.A. and Scotiabank Uruguay S.A.

Source: Central Bank of Uruguay.

Colombia

In Colombia, our wholesale and investment bank has been operating since the end of 2012. Our target market in Colombia consists of institutional investors and large Brazilian companies operating in Colombia as well as Colombian companies operating in Brazil. The product portfolio includes loan operations, foreign trade financing, foreign exchange and derivatives and investment bank activities, such as advising on mergers and acquisitions and accessing the capital markets.

Our presence in Colombia is increasing, and we aim to be one of the three main investment and wholesale banks in Colombia in the next four years. The segments evaluated as the most attractive are mining, energy, oil, gas, and infrastructure-related areas. In addition, as a result of the merger of operations with CorpBanca we will enter the financial retail market in Colombia.

Peru

In Peru, we have a representative office and are considering expanding our activities into corporate and investment banking, following the same strategy as in Colombia, so as to take advantage of the strong growth experienced by Peru.

Mexico

In October 2014, the Central Bank of Brazil approved the opening of a brokerage company in Mexico and in November 2014 we received the approval of the local regulatory authorities.

Itau BBA International

Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:

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▪	Corporate and Investment Banking: headquartered in the United Kingdom, but with business platforms in several cities in Europe, we meet the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and Europe. The services offered include the origination of structured financing, hedging, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.

▪	Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Switzerland offering specialized financial products and services to high networth Latin American clients.

Other International Operations

To support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. These services are offered mainly through our branches in Bahamas, New York and Cayman Islands, as well as through our other international operations.

We manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fund raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Additionally, Itaú BBA participates in the international capital markets as a dealer, as it has equity and fixed income sales and trading teams in São Paulo, New York, London, Hong Kong and Tokyo. We provide extensive research coverage of over 217 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

Competitive Strengths

We believe the following strengths provide us with significant competitive advantages and distinguish us from our competitors.

Premier banking brand in Brazil

We believe that our brands are very strong and very well recognized in Brazil and that they have been associated with quality reliability, and with our large portfolio of products, which help us maintain a low client turnover rate, especially among clients in the high-income segment. In 2014, our brand was elected by consulting firm Interbrand as “the most valuable brand” in Brazil for the tenth consecutive time.

Large branch network in geographic areas with high economic activities

Our Brazilian branch network, while national in scope, is strategically concentrated in the southeast region of Brazil, the country’s most developed region. Our branch network in other countries of the Southern Cone (Argentina, Chile, Paraguay, and Uruguay) is also positioned in regions with high levels of economic activity. Having our branch network in key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of clients and benefit from selective market opportunities. Our exclusive ATM network allows us to offer a wide range of products and services to our clients, which we see as one of our competitive strengths.

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Additionally, we have refurbished branches, especially in shopping malls. These branches have a new visual identity and service proposal, offering a new concept of client service and a differentiated layout inspired by the design of a retail store. Shopping mall branches have extended hours, which offers added convenience for our clients. We have an extensive network including branches, client site branches and ATMs in Brazil and abroad.

Diversified line of products and services

We are a multi-service bank offering a diverse line of products and services designed to address the needs of various types of clients, including corporate clients, very small and small companies, retail clients, high-income individuals, private bank clients, non-accountholders and credit card users. We believe that this business model creates opportunities to improve our relationship with clients and thereby increases our market share. We expect to maintain our leading presence by capturing a solid and increasing number of transactions across various business segments.

Technology and electronic distribution channels as drivers for sales

Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. We invest in technology because we believe that it is how we will be able to improve the world of our employees and clients. We focus our efforts on the development of platforms and services that use the best of technology, with the purpose of streamlining and making easier the lives of everybody who relate with the bank, with a focus on mobility and convenience.

Our sophisticated technology supports certain remote banking capabilities (e.g., call centers, internet banking, etc.) and offers clients the ability to verify statements and perform transactions online or over the phone. In addition, our sales teams can access client credit scores with ease and credit proposals can be sent over the internet by any broker registered with our systems.

On December 31, 2014, our IT investments comprised over 78% of our total investments planned for the 2012-2015 period, financed by internal funds. We expect to invest this total amount in data processing systems, purchase of software, system development and in our new Data Center built in the State of São Paulo. Our Data Center, one of the largest in Latin American, had its construction concluded as planned and the configurations of the environmental infrastructure were successfully established. We have begun the migration of our systems and services, which are scheduled to be concluded in the second half of 2016.

Additionally, through our online platforms Uniclass and Personnalité Digital we expanded our client relationship model by allowing the relationship managers to offer personalized customer services from 7 a.m. to midnight, from Monday through Friday. We have also redesigned and are offering to our clients other digital channels such as our Itaucard and Itaú Empresas applications.

Risk-based pricing model as a tool to manage risk while exploring opportunities

Our risk-based pricing model, as applied to our products, is an important competitive advantage as it gives us a more precise dimension of risk-return in various scenarios. This is an essential tool to explore commercial opportunities and simultaneously manage risk. Depending on the product, each contract is individually priced using risk adjusted return on capital models that give us a better assessment of the relevant market.

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b) Revenues by segment and their share in the issuer’s net revenues

Activities

Our segment information is based on reports used by senior management to assess the financial performance of our business and make decisions on the allocation of funds for investment and other purposes. The segment information was prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to the allocation of capital by means of a proprietary model; (ii) the use of financing and cost of capital, in accordance with market prices, based on some management criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects of hedging transactions carried out for our investments abroad. The table below presents our revenues per segment for the years ended December 31, 2013, 2012 e 2011.

	(in R$ million)
	Year ended December 31
	2014	2013	2012

Commercial Bank	52,350	44,567	51,551
Interest margin (1)	28,957	23,719	32,770
Banking service fees	14,771	12,585	12,289
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,622	8,263	6,030
Other income	-	-	462
Wholesale Bank	14,814	15,116	7,491
Interest margin (1)	10,678	11,117	5,334
Banking service fees	3,950	3,688	2,261
Income from insurance, private pension and capitalization operations before claim and selling expenses	186	311	38
Other income	-	-	142
Consumer credit	17,992	14,892	14,211
Interest margin (1)	11,159	9,230	8,310
Banking service fees	6,832	5,662	5,890
Income from insurance, private pension and capitalization operations before claim and selling expenses	1	-	7
Other income	-	-	18
Activities with the Market and Corporation (2)	4,684	3,901	5,808
Interest margin (1)	4,361	3,571	5,555
Banking service fees	224	213	249
Income from insurance, private pension and capitalization operations before claim and selling expenses	99	117	4
Other income	-	-	-
Total (3)	89,840	78,476	78,978
Interest margin (1)	55,155	47,637	52,013
Banking service fees	25,777	22,148	20,622
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,908	8,691	6,065
Other income	-	-	278

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.

(2) Activities with the Market and Corporation includes the results related to operations of trading in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital.

(3) The total is not the sum of the parts, because there are inter companies operations eliminated in the consolidated.

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We operate mainly in Brazil and we do not present information on our revenues by geographic market within Brazil. Our revenues arise from income from financial operations before allowance for loan losses, banking service fees and income from insurance premiums, pension plan and capitalization operations. These revenues are presented separately for those accrued in Brazil and abroad. The table below presents information on our revenues for the years ended December 31, 2014, 2013 and 2012 after the eliminations from consolidation.

		(in millions of R$)
	2014	2013	2012
Income from loan operations	51,887	45,119	50,496
Brazil	46,798	40,761	46,787
Abroad	5,089	4,358	3,709
Banking service fees	27,740	24,066	20,313
Brazil	26,267	22,742	19,287
Abroad	1,473	1,324	1,026
Income from insurance, pension plan and capitalization operations	3,834	3,528	2,990
Brazil	3,807	3,493	2,962
Abroad	26	35	28

The table below presents our revenues from abroad per business area for the years ended December 31, 2014, 2013 and 2012.

	(In millions of R$)
	Fiscal year ended December 31
	2014	2013	2012
	(In millions of Reais)
Commercial Bank	4,993	4,222	3,796
Argentina	692	606	425
Chile	852	883	629
Uruguay	535	406	227
Other companies abroad(1)	2,914	2,328	2,516
Itaú BBA (2)	1,414	1,331	841
Itaú Unibanco – Consumer Credit	181	163	126
Argentina	43	34	22
Chile	33	30	24
Uruguay	105	99	81

(1) Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branch, ITAÚ UNIBANCO HOLDING S.A - Grand Cayman Branch, Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Valores S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Itaú Europa Luxemburgo S.A (new company name of Banco Itaú Europa Luxembourg S.A.), Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), Itaú Cayman Directors Ltd., UBT Finance S.A., Itaú Cayman Nominees Ltd., BIE Cayman Ltd.; Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itaú USA Inc., Itaú BBA USA Securities Inc., Itaú International Investment LLC.

(2) Considers Income from Financial Operations before the Result of Allowance for Loan Losses, including Banking Service Fees.

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c) Income or loss arising from the segment and its proporation to issurer’s net income

We present below a summary of the results of our operating

(In millions of R$)
	ITAÚ UNIBANCO
2014	COMMERCIAL BANKING	WHOLESALE BANKING	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION (1)	ITAÚ UNIBANCO
Banking product	52,350	17,992	14,814	4,684	89,840
Managerial interest margin (2)	28,957	11,159	10,678	4,361	55,155
Banking service fees and income from bank charges	14,771	6,832	3,950	224	25,777
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,622	1	186	99	8,908

Other income	-	-	-	-	-

Losses on loans and claims, net of recovery	(8,129)	(4,180)	(2,733)	(3)	(15,045)
Expenses for allowance for loan losses	(9,292)	(5,708)	(3,068)	(3)	(18,071)
Recovery of credits written off as loss	3,158	1,528	363	-	5,049
Expenses for claims	(1,995)	-	(28)	-	(2,023)

Banking product, net of losses on loans and claims	44,221	13,812	12,081	4,681	74,795

Other operating income (expenses)	(28,638)	(9,000)	(5,654)	(1,147)	(44,439)
Non-interest expenses (	(25,739)	(7,823)	(4,838)	(1,183)	(39,583)
Tax expenses for ISS, PIS and COFINS and other	(2,899)	(1,177)	(816)	36	(4,856)
Share of comprehensive income of unconsolidated companies	-	-	-	-	-
Other	-	-	-	-	-

Income before income tax and social contribution	15,583	4,812	6,427	3,534	30,356
Income tax and social contribution	(5,636)	(1,431)	(2,090)	(269)	(9,426)
Non-controlling interest in subsidiaries	-	(305)	-	(6)	(311)

Recurring net income	9,947	3,076	4,337	3,259	20,619

(1) Activities with the Market + Corporation includes the results related to trading

(2) Includes net interest and similar income and expenses, dividend income,

	(In millions of R$)
	ITAÚ UNIBANCO
2013	COMMERCIAL BANKING	WHOLESALE BANKING	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION (1)	ITAÚ UNIBANCO
Banking Product	44,567	15,116	14,892	3,901	78,476
Managerial interest margin (2)	23,719	11,117	9,230	3,571	47,637
Banking service fees	12,585	3,688	5,662	213	22,148
Income from insurance, private pension and capitalization before Expenses for claims and Selling expenses	8,263	311	-	117	8,691
Other income	-	-	-	-	-

Losses on loans and claims	(7,613)	(3,055)	(4,860)	(82)	(15,610)
Expenses for allowance for loan losses	(9,155)	(3,347)	(5,996)	(82)	(18,580)
Recovery of loans written off as losses	3,561	348	1,136	-	5,045
Expenses for claims	(2,019)	(56)	-	-	(2,075)

Banking Product, net of losses on loans and claims	36,954	12,061	10,032	3,819	62,866

Other operating income (expenses)	(26,043)	(6,159)	(7,496)	(572)	(40,270)
Non-interest expenses	(23,522)	(5,296)	(6,428)	(741)	(35,987)
Tax expenses for ISS, PIS and COFINS and other	(2,521)	(863)	(1,068)	169	(4,283)

Share of comprehensive income of unconsolidated companies	-	-	-	-	-
Other	-	-	-	-	-

Income before income tax and social contribution	10,911	5,902	2,536	3,247	22,596
Income tax and social contribution	(3,908)	(1,886)	(642)	(187)	(6,623)
Non-controlling interest in subsidiaries	-	-	(124)	(13)	(137)

Recurring net income	7,003	4,016	1,770	3,047	15,836

(1) Activities with the Market + Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, gap management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to excess of capital.

(2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.

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	(In millions of R$)
	Itaú UNIBANCO
2012	COMMERCIAL BANKING	WHOLESALE BANKING	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION (1)	Itaú UNIBANCO
Banking product	51,551	7,491	14,211	5,808	78,978
Managerial interest margin (2)	32,770	5,334	8,310	5,555	52,013
Banking service fees and income from bank charges	12,289	2,261	5,890	249	20,622
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,030	38	(7)	4	6,065
Other income	462	(142)	18	-	278

Losses on loans and claims, net of recovery	(15,292)	(795)	(5,179)	251	(21,015)
Expenses for allowance for loan losses	(16,577)	(871)	(6,111)	(85)	(23,644)
Recovery of loans written off as losses	3,320	76	932	336	4,664
Expenses for claims	(2,035)	-	-	-	(2,035)

Banking product, net of losses on loans and claims	36,259	6,696	9,032	6,059	57,963

Other operating income (expenses)	(27,030)	(3,301)	(7,476)	(281)	(38,041)
Non-interest expenses (	(24,539)	(2,891)	(6,551)	(449)	(34,383)
Tax expenses for ISS, PIS and COFINS and other	(2,704)	(410)	(968)	(148)	(4,230)
Share of comprehensive income of unconsolidated companies	108	5	58	316	487
Other	105	(5)	(15)	-	85

Income before income tax and social contribution	9,229	3,395	1,556	5,778	19,922
Imposto de Renda e Contribuigao Social	(2,981)	(1,066)	(311)	(968)	(5,326)
Participates Minoritarias nas Subsidiarias	-	-	-	(589)	(553)

Recurring net income	6,248	2,329	1,245	4,221	14,043

(1) Activities with the Market + Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, gap management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to excess of capital.

(2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.

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7.3. With respect to the products and services that correspond to the operating segments disclosed in Item 7.2, describe:

a)	The characteristics of the production process

b)	The characteristics of the distribution process

c)	The characteristics of the markets in which it operates, in particular:

I	- Share in each of the markets

II - State of competition in the markets

d)	Any seasonality

e)	The main inputs and raw materials, including details of:

I - Description of the relationships established with suppliers, including whether they are subject to governmental controls or regulation, indicating the bodies and the applicable legislation

II – Any dependence on a limited number of suppliers

III - Any volatility in the suppliers’ prices

Marketing and Distribution Channels

We provide integrated financial services and products to our clients through a variety of marketing and distribution channels. In addition to our traditional portfolio of banking products, we offer products such as insurance, investments, foreign exchange and brokerage.

In the commercial banking - retail segment, we provide Itaú Uniclass clients exclusive services such as dedicated managers, investment advisory services, exclusive cashiers, telephone service through branch managers and higher credit limits. We also provide advisory services on investments and real estate loans to our high-end clients through Itaú Personnalité. Our portfolio of corporate products suited for large companies is managed by our wholesale banking segment.

Our distribution network is divided into physical channels, which include branches, Automatic Teller Machines, or ATMs, and Customer Site Branches (which are banking service centers located at certain corporate clients), or CSBs, and digital channels, such as internet banking, mobile banking and telephones.

Banking transactions carried out through the Internet and mobile channels have grown significantly in recent years.

Branches

Our branch network serves as a distribution network for all of the products and services we offer to our clients.

In 2013, we opened branches especially refurbished for shopping malls, with a new visual identity and service proposal. Located in different cities in the states of São Paulo and Rio de Janeiro, the spaces present a new concept of client service, with a differentiated layout inspired by the design of a retail store. Focusing on the relationship with the client as a way to strengthen contact with the public, this branch is open from 12 p.m. to 8 p.m., with exclusive service to our clients from 5 p.m. on. The first branch with this concept was opened in 2012 in the Villa Lobos shopping mall in the city of São Paulo and, currently, there are 25 branches in Brazil. We intend to extend this concept in the next few years.

Similarly, we also implemented changes in service hours for certain branches located in commercial hubs, which now open at 8 a.m. or 9 a.m. and close at 6 p.m. or 8 p.m. This initiative was designed to adapt our services to the routine of our clients. We intend to extend this model to other malls and trade centers in Brazil in the next few years.

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CSBs

The range of services provided at CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate client and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail clients while servicing corporate clients and personnel.

ATMs

ATMs are low-cost alternatives to employee-based services and give us points of service at significantly lower costs than branches. Our clients may conduct almost all account-related transactions through ATMs.

We also have arrangements with other network operators, such as the brands “Cirrus” and “Maestro”, to allow our clients to use limited services through their networks.

Since 2012, we have made differentiated services available to certain registered clients. In addition to services available to our clients in general, these registered clients are able to withdraw funds and check current account balances and statements just by using biometric technology. Biometrics enables these registered clients to carry out transactions with fingerprint identification, without typing a password or using a card, providing more security and convenience for our clients. To be able to use biometrics, clients simply register with any Itaú Unibanco branch.

Digital Channels (internet and mobile banking)

The Internet banking channel became important in recent years given the continuous growth in demand for online transactions. We have had Internet banking since 1998, offering convenience through services and products to our individual and corporate clients, such as money transfers, payments, credit, investments, insurance and others. As a result, our transactions through this channel represented 60% of our total client transactions.

One of our most important recent technological innovations has been in mobile banking applications, which allow clients to access their accounts and perform banking transactions using smartphones or tablets through applications designed with focus on innovation, transaction effectiveness and high-level experience for the customer.

In 2014, we redesigned all the mobile applications for our clients in Brazil: Itaú App (including a version for tablet), Itaú Empresas App, and Itaucard App. We also launched Itaú tokpag App, an application that transfers money using the mobile phone number quickly and safely. Focused on innovation, this application also allows users to make transfers to other banks and interact via message, providing convenience to make transactions. For our operations in Latin America, we launched the Itaú Mobile app for individual clients in Chile, totally aligned with our applications.

The table below shows our branches, CSBs and ATMs network broken down by types of services provided and geographic distribution, as of December 31, 2014, 2013 and 2012:

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	Branches			CSBs			ATMs
In Brazil and abroad	2014 (1)	2013	2012	2014	2013	2012	2014	2013	2012
Itaú Retail	3,640	3,627	3,615	849	860	873	26,721	26,756	26,909
Itaú Personnalité	318	277	240	3	3	3	588	557	500
Itaú BBA	9	9	9	-	-	-	-	-	-
Total in Brazil	3,967	3,913	3,864	852	863	876	27,309	27,313	27,409
Argentina	72	73	75	17	18	20	186	189	194
Chile	99	98	91	-	-	-	70	72	70
Uruguay	23	25	59	1	1	1	54	43	41
Paraguay	30	28	27	4	3	9	297	283	246
Other	5	5	5	-	-	-	-	-	-
Total	4,196	4,142	4,121	874	885	906	27,916	27,900	27,960

By our distribution network	Branches			CSBs			ATMs
throughout Brazil (region)	2014 (1)(2)	2013	2012	2014	2013	2012	2014	2013	2012
South	653	648	637	118	119	120	3,870	3,815	3,790
Southeast	2,606	2,557	2,534	605	611	607	18,912	18,975	19,132
Center-west	297	295	294	42	45	63	1,716	1,707	1,741
Northeast	314	316	304	50	50	49	2,159	2,173	2,113
North	97	97	95	37	38	37	652	643	633
Total in Brazil	3,967	3,913	3,864	852	863	876	27,309	27,313	27,409

(1) On December 31, 2014, total branches include digital branches and business branches, which are considered points of service by the CMN Resolution No. 4,072/2012.

(2) 72.8% of our branches were located in the states of São Paulo, Rio de Janeiro and Minas Gerais in the southeast of Brazil, Paraná in the south of Brazil, and Goiás in the center-west of Brazil.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

As at December 31, 2014, there were 130 multiple-service banks, 21 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco S.A. (“Bradesco”), Banco Santander (Brasil) S.A. (“Banco Santander”) and HSBC Bank Brasil S.A. (“HSBC”), are the leaders in the non-state-owned multiple-services banking sector. As at December 31, 2014, these banks accounted for 37.0% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks, which has increased recently. As at December 31, 2014, Banco do Brasil S.A. (“Banco do Brasil”), Caixa Econômica Federal (“CEF”), and BNDES ranked first, fourth and fifth in the banking sector, respectively, accounting for 43.6% of the banking system’s total assets.

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The following table presents the total assets of the 14 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

	As of December 31, 2014(*)
	R$ billion	% Total assets
Banco do Brasil(**)	1,324.5	17.7%
Itaú Unibanco Holding	1,117.8	15.0%
CEF	1,064.7	14.3%
Bradesco	883.4	11.8%
BNDES	871.4	11.7%
Banco Santander	598.2	8.0%
HSBC	168.0	2.2%
BTG Pactual	154.6	2.1%
Safra	140.7	1.9%
Banco Votorantim	99.1	1.3%
Citibank	60.9	0.8%
Banrisul	58.9	0.8%
Banco do Nordeste do Brasil	38.2	0.5%
JP Morgan Chase	36.5	0.5%
Others	853.8	11.4%
Total	7,470.7	100.0%

(*) Based on banking services, except insurance and pension funds.

(**) Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil’s shareholding interest of 50.0% in Banco Votorantim S.A.

Source: Central Bank of Brazil, the 50 Biggest Banks and Consolidated Financial System (December 2014).

Para maiores informações sobre concorrência de cada negócio, consulte o item 7.2 (a).

Seasonality

Generally our retail banking and our credit card businesses have some seasonality, with increased levels of retail and credit card transactions during the Christmas season and a subsequent decrease of these levels at the beginning of the year. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid.

7.4. Identify whether there are clients that are responsible for more than 10% of the issuer’s net revenues, stating:

a) Total amount of revenue arising from the client

There are no clients that account for more than 10% of the Issuer’s revenue.

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b) Operating segments affected by the revenue arising from the client

The table below shows the concentration of loan, lease, and other credit operations and securities of companies and financial institutions:

(in millions of R$)
	At December 31
Loan, lease and other credit operations, and securities of companies and financial institutions (*)	2014		2013		2012
	Risk	% of total	Risk	% of total	Risk	% of total
Largest debtor	5,506,955	0.9	5,755,367	1.0	5,219,312	1.1
10 largest debtors	41,262,200	6.8	40,752,931	7.4	37,367,735	7.7
20 largest debtors	68,924,307	11.3	65,461,236	11.8	60,238,587	12.4
50 largest debtors	119,971,624	19.7	106,901,726	19.3	95,629,286	19.6
100 largest debtors	160,804,702	26.5	143,092,105	25.9	124,043,442	25.5

(*) Amounts include endorsements and sureties.

7.5.	Describe the material effects of state regulation on the issuer’s activities, specifically commenting on:

a) The need for government permits for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits

In order to conduct its activities, the Issuer depends on prior permits from the Central Bank.

Incorporated on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the São Paulo Board of Trade under number 20.683 on May 22, 1944, the Issuer obtained a permit to operate as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975. In the Itaú group, the origins go back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo.

In relation to the capital markets, the Issuer’s shares were admitted for trading on BM&FBOVESPA in March 2003, replacing the shares of the institution that is currently named Itaú Unibanco S.A., which were admitted for trading on BM&FBOVESPA on October 20, 1944.

Regulatory Environment

We are subject to regulation by, and supervision of, several entities, in accordance with the countries and segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

▪	CMN: the highest authority responsible for establishing monetary and financial policies in Brazil, overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies, for regulating the conditions for organization, operation and inspection of financial institutions, as well as supervising the liquidity and solvency of these institutions. The CMN is also responsible for the general guidelines to be followed in the organization and operation of the securities market and the regulation of foreign investments in Brazil;
▪	Central Bank: responsible for implementing the policies established by the CMN, authorizing the establishment the financial institutions and supervising financial institutions in Brazil. It establishes minimum capital requirements, limits for permanent assets, credit limits and requirements for compulsory deposits, in accordance with the policies established by the CMN;
▪	CVM: responsible for regulating, sanctioning and inspecting the Brazilian securities market (which in Brazil includes derivatives) and its participants, as well as overseeing exchange and organized over-the-counter markets;
▪	CNSP: responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities;

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▪	SUSEP: responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants; and
▪	ANS: responsible for regulating and supervising the health insurance market in Brazil and its participants.

Outside of Brazil, we have main operations subject to oversight by local regulatory authorities in the following jurisdictions: South America, in particular Argentina, Colombia, Chile, Uruguay and Paraguay; Europe, in particular United Kingdom and Switzerland; Central America and the Caribbean, in particular Bahamas and Cayman Islands; and the United States of America.

Financial institutions are subject to a number of regulatory requirements and restrictions, among which the following are noteworthy:

▪	prohibition of operating in Brazil without the prior approval of the Central Bank;
▪	prohibition of acquiring real estate that are not for the financial institution’s own use, except those received for settlement of loan losses, in which case such real estate must be sold within one year, extendable by the Central Bank;
▪	prohibition of acquiring interests in companies without the prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks or universal banks with investment portfolios;
▪	prohibition of granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group;
▪	restrictions on borrowing and lending, as well as granting advances and guarantees, to certain related individuals and legal entities;
▪	obligation of depositing a portion of the deposits received from clients with the Central Bank (compulsory deposit); and
▪	obligation of maintaining sufficient capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank.

Basel III Framework

The Basel III framework increases minimum capital requirements and creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards. The new rules will be phased in gradually and each country is expected to adopt such recommendations in laws or regulations applicable to local financial institutions.

The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of riskweighted assets: (i) a minimum common equity capital ratio of 4.5%, composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Basel III also introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total exposure.

Basel III implemented a liquidity coverage ratio, or LCR, and a net stable funding ratio, or NSFR. The LCR requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from offbalance sheet commitments over a one-year period.

Additional requirements apply to non-common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written-off or converted into common shares upon a “trigger event.” A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary: (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013. The instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a ten-year period, beginning on January 1, 2013.

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Additional regulatory capital requirements apply to systemically important financial institutions, or G-SIFIs. The Basel Committee’s assessment methodology to determine which financial institutions are G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity, each of these factors receiving an equal weight of 20.0% in the assessment.

The Basel Committee has also issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which supplements the G -SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.

Implementation of Basel III in Brazil

Law No. 12,838 of July 9, 2013 adapted financial bills (letras financeiras) to the Basel III framework and granted the Central Bank power to limit the payment of dividends and interest on capital by financial institutions that do not comply with the CMN capital requirements. With the changes enacted by Law No. 12,838, Brazilian financial institutions will likely issue Basel III-compliant hybrid or subordinated debt instruments under the regulatory framework of financial bills. The main characteristics of financial bills changed by Law No. 12,838 are:

• Possibility of issuance of financial bills convertible into equity of the issuer financial institution. The conversion may not be requested by the investor or the issuer financial institution;

• Suspension of payment of interest in case of non-compliance with capital requirement rules in case the financial bills are part of the regulatory capital of the financial institution. Additionally, in order to preserve the regular functioning of the Brazilian financial system, the Central Bank may determine that financial bills be converted into equity or writen-off. These determinations will not be considered a default by the financial institution and will not accelerate the maturity of its other debts; and

• Financial bills may include, as early maturity events, default on the payment of the interest of the financial bill or the dissolution of the financial institution.

CMN and the Central Bank have issued several rules which detail the implementation of the Basel III framework in Brazil.

Brazilian banks’ minimum total capital ratio is calculated as the sum of the following three components:

•	Regulatory capital (patrimônio de referência);
•	A capital conservation buffer (to increase the loss absorption ability of financial institutions); and
•	A countercyclical capital buffer (to address the risk of excessive credit growth).

Brazilian banks’ regulatory capital continues to be comprised of Tier 1 Capital and Tier 2 Capital.Tier 1 Capital is further divided into two portions: Common Equity Tier 1 Capital (common equity capital and profit reserves, or capital principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the

Central Bank, or capital complementar).

In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss- absorbency provisions, including a requirement that such instruments to be automatically written off or converted to equity upon a “trigger event“. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the riskweighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation.

Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that they comply with the above requirements and a new authorization from the Central Bank is obtained. Instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022.

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The CMN established the capital conservation and countercyclical capital buffers for Brazilian financial institutions through the establishment of Additional Core Capital (Adicional de Capital Principal) requirements. The Additional Core Capital required will be determined by the Central Bank within a range predefined by the CMN: the minimum requirement set by the CMN corresponds to the capital conservation buffer and any additional amount required by the Central Bank will correspond to the countercyclical capital buffer. No countercyclical capital buffer will be required in Brazil when the Additional Core Capital requirement is phasedin on January 1, 2016. In the event of non-compliance with this requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to shareholders; and (iii) repurchase its own shares and effect reductions in its share capital.

Beginning on October 1, 2015, a minimum LCR in a standardized liquidity stress scenario will be required for banks with total assets in excess of R$ 100 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Banks will also be required to effect public disclosures of their LCR quarterly after April 1, 2016.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III. The figures presented below refer to the percentage of the financial institution’s risk-weighted assets.

	FROM OCTOBER 1, (%)	FROM JANUARY 1,
	2013	2014	2015		2016	2017	2018	2019
Common equity Tier 1	4.5	4.5	4.5		4.5	4.5	4.5	4.5
Tier 1 Capital	5.5	5.5	6.0		6.0	6.0	6.0	6.0
Total regulatory capital	11.0	11.0	11.0		9.875	9.25	8.625	8.0
Capital conservation buffer	-	-	-		0.625	1.25	1.875	2.5
Countercyclical capital buffer	-	-	-		Up to 0.625	Up to 1.25	Up to 1.875	Up to 2.5
Liquidity coverage ratio			60	(1)	70	80	90	100

(1) From October 1, 2015.

The Central Bank has also established the calculation methodology for the leverage ratio. However, it has not yet determined a minimum ratio. Banks will be required to prepare public disclosures of their leverage ratios quarterly after October 1, 2015.

The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as G -SIFIs, which include: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or crossjurisdictional activity; and (v) complexity, with each of these factors receiving an equal weight of 20.0% in the assessment. This assessment should be carried out by banks with Total Exposure – the denominator for the leverage ratio – in excess of R$ 500 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. However, no additional loss absorbency requirements for Brazilian G-SIFIs has been established.

CMN regulation also defines the entities that compose the consolidated enterprise level (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the consolidated enterprise level, as defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. As of January 1, 2015, minimum capital and ratio requirements apply at the consolidated enterprise level (conglomerado prudencial).

In addition to the resolutions and circular letters issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 was issued, allowing the determination of deemed credit based on tax credits arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of financial bills, allowing for the inclusion of clauses for the suspension of the stipulated compensation and the termination of the credit right or its conversion into shares, and conditions stockholders’ remuneration to compliance with the prudential requirements established by the CMN.

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The CMN requires Brazilian financial institutions to implement a capital management structure compatible with the nature of its transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. Capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.

Implementation of Basel III in Brazil — Expected Future Rules

The Central Bank and the CMN are also expected to issue regulations in the near future on the assessment methodology or the additional loss absorbency requirements for D-SIBs in Brazil.

Foreign Currency Transactions and Exposure

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. The compulsory deposit requirement rate on the foreign currency short position held by financial institutions is currently 0%.

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the conditions of such foreign currency loan transactions. Please refer to item Taxation for further details about tax on foreign exchange transactions.

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered comercial papers (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.

The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy.

Beside legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital.

Liquidity and Fixed Assets Investment Regime

In accordance with CMN regulation, financial institutions may not hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital.

Lending Limits

Furthermore, we are legally prevented from granting loans or advances, and guarantees, entering into derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds 25.0% of our regulatory capital.

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Credit Exposure Limits

For the purpose of this limit, the following public sector entities are to be considered as separate customers: (i) the Brazilian government, (ii) an entity controlled directly or indirectly by the Brazilian government which is not financially dependent on another entity controlled directly or indirectly by the Brazilian government, (iii) entities controlled directly or indirectly by the Brazilian government which are financially dependent among themselves, (iv) a State or the Federal District, jointly with all entities directly or indirectly controlled by it, and (v) a municipal district, jointly with all entities directly or indirectly controlled by it.

Loans and Advances to Related Parties

Brazilian regulation sets forth that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them, including:

a)	officers, and members of the board of directors, fiscal council, advisory councils and other statutory committees, as well as their spouses, ascendants, descendants and collateral relatives to the second degree, either blood relatives or in-laws;
b)	individuals or legal entities that directly or indirectly control the financial institution or hold more than 10% of the financial institution’s share capital;
c)	legal entities directly or indirectly controlled by the financial institution or legal entities in which the financial institution directly or indirectly holds more than 10% of the share capital; or
d)	legal entities directly or indirectly controlled by the individuals mentioned in items “a” and “b” above or legal entities in which such individuals directly or indirectly hold more than 10% of the share capital.

Compensation of Directors and Officers of Financial Institutions

Compensation policies applicable to management of financial institutions, particularly the rules on variable compensation, are regulated by the CMN.

If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders (claw back).

Our compensation policy complies with Brazilian regulatory requirements and our principles and practices of seeking to increase alignment between the interests of our stockholders and our management.

Antitrust Regulation

The Brazilian Antitrust Law sets forth that transactions resulting in economic concentration should be previously submitted for approval to CADE, the Brazilian antitrust regulator, provided that they meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction before CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the annulment of the relevant agreement and potential administrative proceedings.

Financial conglomerates shall submit transactions in various industries to CADE’s approval. Additionally, Circular No. 3,590/12 of Central Bank requires submission of concentration acts involving two or more financial institutions to the Central Bank’s approval in the following cases: (i) acquisition of corporate control, (ii) merger, (iii) acquisition or (iv) transfer of the business to another financial institution, and (v) another transactions that lead institutions to increase market share in the market segments which operates.

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With respect to the conflict of jurisdiction to review and approve concentration acts involving financial institutions, the matter remains undefined, and the uncertainty around whether the CADE or the Central Bank should review and approve concentration acts involving financial institutions has resulted in financial institutions submitting for approval all concentration acts in the banking sector not only to the Central Bank but also to CADE.

Treatment of Past Due Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification	AA	A	B	C	D	E	F	G	H
Allowance (%)	0	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

(1) Our credit classification also takes into account the client´s credit profile, which may negatively impact the past due classification.

Bank Insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to financial institutions (private or public, but not federal) or similar institutions: (i) temporary special administration regime (RAET), (ii) intervention, and (iii) extrajudicial liquidation. Financial institutions may also be subject to the bankruptcy regime.

In the course of the special regimes described below, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

RAET

The RAET is a less severe special regime which allows financial institutions to continue to operate. Its main effect is that directors lose their offices and are replaced by a steering committee appointed by the Central Bank with broad management powers. Its duration is limited and its main objective is the adoption of measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.

Intervention

Under this regime, the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution’s management. In general, the intervention is aimed at preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution’s creditors. The intervention is also time-limited and may be followed by the resumption of the financial institution’s regular activities or the declaration of extrajudicial liquidation or bankruptcy.

The intervention suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.

Extrajudicial Liquidation

Extrajudicial liquidation generally corresponds to the process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution’s activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to shareholders. Controlling shareholders may be held responsible for remaining liabilities.

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The extrajudicial liquidation (i) suspends actions and executions related to the financial institution, (ii) accelerates the maturity of the financial institution’s obligations; and (iii) interrupts the statute of limitations of the financial institution's obligations. In addition, the debt of the estate under liquidation will no longer accrue interest until all obligations to third parties are settled.

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R $250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.0125% of the amount of the balances of accounts corresponding to the obligations that are the subject matter of the ordinary guarantee and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC.

Payment of Creditors in Liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation.

Insurance Regulation

With governmental approval, insurance companies in Brazil may offer all types of insurance, with the exception of workers’ compensation insurance, directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by the SUSEP or by the ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

There is currently no restriction on foreign investments in insurance companies in Brazil.

Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory body (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.

Insurance companies, when transferring their risks in reinsurance, must transfer 40.0% of each reinsurance cession to local reinsurers (companies domiciled in Brazil). In addition, risk assignment between insurers and reinsurers belonging to the same economic group is currently limited to 20.0% of the premiums pertaining to a given insurance coverage.

Anti-Money Laundering Regulation

The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment for up to ten years in addition to monetary fines.

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The Brazilian anti-money laundering law also created the Financial Activities Control Council, or COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Finance. COAF performs a key role in the Brazilian anti-money laundering and counter-terrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange.

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of the Financial Action Task Force - FATF, financial institutions in Brazil must establish internal control and procedures aiming at:

▪	identifying and knowing their clients, which includes determining if they are PEPs, and also identifying the ultimate beneficial owners (UBO) of the transactions, if any. These records should be kept up-to-date;
▪	checking the compatibility between the movement of funds of a client and such client’s economic and financial capacity;
▪	checking the origin of funds;
▪	carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;
▪	keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;
▪	reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$100,000, without informing the involved person or any third party;
▪	paying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indicators of fraud in the identification of the client or transaction; (iv) client and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the Financial Action Task Force (FATF); and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;
▪	determining criteria for hiring personnel and offering anti-money laundering training for employees;
▪	establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering;
▪	establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision;
▪	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
▪	reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);
▪	requiring clients to inform the financial institution, at least one business day in advance, of their intention to withdraw amounts equal to or exceeding R$100,000; and
▪	ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions.

Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering executive officers ineligible for holding any management position in financial institutions, to (iv) the cancellation of the financial institution’s license to operate.

In August 2013, the Brazilian Association of Banks (Federação Brasileira de Bancos, or FEBRABAN) enacted an anti-money laundering and terrorism financing self-regulation. The purpose of the document is to improve the contribution of the Brazilian financial system to the prevention of money laundering and make consistent the practices adopted by all banks, encouraging them to reinforce their preventive procedures.

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Politically Exposed Persons (PEPs)

PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval from a more senior staff member, such as an officer, than otherwise would be required to approve relationships prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.

Portability of Credit Transactions

On December 20, 2013, the CMN enacted a new resolution, which became effective on May 2, 2014, providing for the portability of credit transactions, defined as the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The rule establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability.

On April 16, 2014, the Central Bank issued a circular letter explaining that the impossibility of alternative procedures for the transfer of credit transactions encompasses the use of any other means, including so-called "debt purchases".

On April 23, 2014, the Brazilian Association of Banks (Associação Brasileira de Bancos, or ABBC); Brazilian Association of International Banks (Associação Brasileira de Bancos Internacionais, or ABBI); Brazilian Association of Real Estate Loans and Savings Companies (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança, or ABECIP); Brazilian Association of Leasing Companies (Associação Brasileira das Empresas de Leasing, or ABEL); National Association of Credit Institutions Finance and Investment (Associação Nacional das Instituições de Crédito, Financiamento e Investimento, or ACREFI); National Association of Financial Companies and Automakers (Associação Nacional das Empresas Financeiras das Montadoras, or ANEF); and FEBRABAN; defined, together with the Interbank Chamber Clearing House (Câmara Interbancária de Pagamentos, or CIP), the operational procedures for compliance with CMN Resolution No. 4,292/2013.

Rules Governing the Charge of Banking Fees and Credit Card Operations

Banking fees and credit card operations are extensively regulated by the CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services.

Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and saving accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others.

Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered by the financial institution, or to use and pay for services individually instead of selecting a package.

Current rules also authorize financial institutions to charge fees for specific services called “additional services” ( serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract.

The CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by issuers, as well as the information that must be disclosed in credit card statements and in the credit card agreement. There is also a list of priority services. The rules define two types of credit cards: (i) basic credit cards, with simpler services, without rewards programs and (ii) “special credit cards”, with benefits and reward programs. A minimum of 15% of the total outstanding credit card balance must be paid monthly by credit card holders.

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A minimum 30-day prior notice to the public must precede the creation or increase of a fee, whereas fees related to priority services may only be increased 180 days after the date of a previous increase (while the reduction of a fee can take place at any time). With respect to credit cards, a 45-day prior notice to the public is required for any increase or creation of fees, and such fees may only be increased 365 days after a previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs.

Leasing Regulation

Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank of Brazil regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire or return it to the lessor or renew the contract for a new period.

Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for loan losses, are also generally applicable to leasing companies.

Correspondent agents

We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that the employees of all correspondent agents must apply for the process to hold a technical certification authorizing them to serve customers involved in credit and leasing operations, which must be completed until March 02, 2015.

Banking Secrecy

Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

▪	the disclosure of information with the express consent of the interested parties;
▪	the exchange of information between financial institutions for record purposes;
▪	the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;
▪	the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities; and
▪	the disclosure of information in compliance with a judicial order.

Except as permitted under the Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense.

Regulation of the Brazilian Securities Market

According to the Brazilian Corporate Law, a company is considered publicly or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly- held companies, such as ourselves, are registered with the CVM and are subject to information disclosure and reporting requirements.

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Disclosure requirements

Under CVM rules, publicly traded companies are subject to the rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material.

CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after International Organization of Securities Commission (“IOSCO”)’s shelf registration system in gathering all of the Issuer’s information in a single document.

Asset Management Regulation

The Brazilian asset management regulation requires asset managers to obtain previous registration with the CVM to perform the services of portfolio management and fund administration.

Itaú Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration, according to CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civil and administratively liable for losses arising from either intentional acts or negligence in conducting our activities.

The CVM has regulatory powers to oversee these activities, including to impose fines and other sanctions on registered asset managers.

Internet and E-Commerce Regulation

On April, 2014, a new law (Federal Law No. 12,965/2014) establishing the regulatory framework for Internet services was enacted in Brazil. This law sets forth principles and rules to be observed by internet providers and users, including the protection of privacy and personal data and the preservation and safeguard of net neutrality. Also, certain aspects of electronic commerce are regulated, including the validity of electronic documents in Brazil and electronic commerce transactions from the consumer protection standpoint. Current regulation on electronic commerce is intended to: (i) clearly identify the supplier and the product sold on the Internet; (ii) provide an electronic service channel to clients; and (iii) guarantee cancellation and return of Internet orders. With respect to financial products, existing regulation only addresses the product supplier’s obligation to report to the financial institution or credit card administrator that a transaction should not be charged to the consumer or that a charge should be reversed. In addition, computer hacking offenses were criminalized in Brazil in 2012.

In light of the increased use of electronic channels in the Brazilian banking industry, the CMN has enacted a number of resolutions over the past few years in order to provide or establish:

▪	that Brazilian residents may open deposit bank accounts by electronic means, which includes the Internet, ATMs, telephone and other communication channels, provided that transfers of amounts from such accounts are allowed only between accounts of the same account holder or in the event of liquidation of investment products and funds of an account, of the same account holders who own the investment products or funds;
▪	the requirements related to the verification of a client’s identity;
▪	that all financial institutions that offer products and services through electronic means must guarantee the security, secrecy and reliability of all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through these channels; and
▪	the opening of deposit bank and savings accounts that can be used exclusively through electronic means.

On April 10, 2014 FEBRABAN, Brazilian Federation of Banks issued a regulation on hiring credit through remote channels (such as ATM’s, call center and Internet Banking), setting forth minimum guidelines and procedures to ensure reliability, quality, transparency and efficiency.

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Regulation on Payment Agents and Payment Arrangements

A Brazilian law enacted in October 2013 established the legal framework for “payment arrangements” (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquirers a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.

In November 2013, the CMN and the Central Bank published a set of rules referring to payment arrangements and payment agents, which became effective in May 2014. This regulation establishes: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and raising gradually up to the totality of the total account balance in 2019; among other matters.

Credit Performance Information

Brazilian law establishes rules for the organization and consultation of databases compiling positive credit history information of individuals and legal entities. On December 20, 2012, the Central Bank published Resolution No. 4,172, which regulates the provision of positive credit history information by financial institutions to such databases and the sharing of such information, such provision and sharing being subject to the express request or authorization of the client.

Consumer Protection Code

The Brazilian Consumer Protection Code, or CDC, sets forth consumer defense and protection rules applicable to clients’ relationships with suppliers of products or services. Brazilian higher courts understand that the CDC is also applicable to financial institutions.

The basic consumer rights dealing with financial institutions are as follows:

▪	reverse burden of proof in court;
▪	financial institutions must ensure that proper and clear information is provided with respect to the different products and services offered, with accurate specifications for quantity, characteristics, composition, quality, and price, as well as on any risks such products pose;
▪	financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services, as well as promoting overbearing or disloyal commercial practices;
▪	financial institutions are liable for any damages caused to their clients by misrepresentations in their publicity or information provided;
▪	interest charged in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts;
▪	collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; and
▪	amounts charged improperly may in limited circumstances have to be returned in an amount equal to twice what was paid in excess of due amounts. Such rule does not apply to cases of justifiable mistake, such as systemic failure or operational error.

Regulation of Independent Auditors

In accordance with CMN regulation establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence.

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and all audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution before three fiscal years of being rotated-off.

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CMN regulation also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represents 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the prior 12 months.

In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation.

▪	An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system;
▪	A description of any non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution; and
▪	Others reports required by Central Bank.

These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must retained and made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the International Financial Reporting Standards (IFRS). Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to any services provided by independent auditors other than audit services that represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for audit of financial statements.

Taxation

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors. The main taxes we are subject to, with respective rates, are as follows:

Tax	Rate	Tax calculation basis
IRPJ (Corporate Income Tax)	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)

CSLL (Social Contribution on Net Income)	15.0%[1] (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies)	Net income with adjustments (exclusions, additions, and deductions)
COFINS (Social Security Financing Contribution)	4.0% (financial institutions, insurance companies and capitalization entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

PIS (Contribution on Social Integration Program)	0.65% (financial institutions, insurance companies and capitalization entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

ISS (Service Tax)	2.0% to 5.0%	Price of service rendered

IOF (Tax on Financial Transactions)	Depends on the type of the transaction, as described below.	Transaction nominal value

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Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, corporate income tax (Imposto de Renda da Pessoa Jurídica, or IRPJ), and social contribution on profits (Contribuição Social Sobre o Lucro Líquido, or CSLL) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

CSLL is levied on our taxable income at a 15.0% rate, which is specific for financial institutions, insurance and similar companies. Some Brazilian financial institutions, including us, are disputing the constitutionality of this higher CSLL tax rate, since the standard rate is 9.0%. The amounts in dispute are accounted for as a tax liability provision in our balance sheet.

As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities net income. However, Brazilian legislation provides for our deducting the amounts paid as corporate income tax abroad against the IRPJ due in Brazil and CSLL, provided certain limits are observed.

1Note: Provisional Measure No. 675/15 increases the CSLL rate, to 20% from 15%, for the following entities: banks of any type, insurance companies, capitalization entities, brokerages and securities dealers, loan, financing and investment companies, real estate companies, credit card management companies, leasing companies, credit cooperatives, and savings and loans institutions. This change will become effective as from September 1, 2015.

Contribution on Social Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: contribution on social integration program (Contribuição Para o Programa da Integração Social, or PIS) and social security financing contribution (Contribuição Social Para o Financiamento da Seguridade Social, or COFINS).

In accordance with applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits.

Some additional deductions are legally permitted to financial institutions, and therefore the calculation basis is similar to the profit margin. Some of our subsidiaries claim that the PIS and COFINS should be levied only on their revenue from the sale of products and services, rather than on the revenues from financial and other activities. The amounts in dispute are accounted for as tax contingencies in the balance sheets of these companies.

Most non-financial companies, on the other hand, are authorized to pay PIS and COFINS contributions according to the non-cumulative regime. Under the non-cumulative regime, PIS is levied at a 1.65% rate and COFINS is levied at a 7.6% rate. The calculation basis of these taxes is the gross revenue earned by the entity; however, the taxpayer may offset credits calculated through the application of the same rates on the value paid on the purchase of certain inputs used in the entity’s production process. Currently, under such non-cumulative regime, the financial income (except for income from interest on capital) of non-financial companies is not subject to PIS and COFINS.

Service Tax

The tax on services (Imposto Sobre Serviços de Qualquer Natureza, or ISS) is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

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Tax on Financial Transactions

The tax on financial transactions is levied at specific rates according to the transaction in question, and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Type of transaction	Applicable Rates (Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date)

Foreign exchange transactions	IOF/FX: zero to 6.38% (depending on the transaction) Maximum rate: 25%

Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%

Loans and credit transactions	IOF/Credit: 0.0041% (individuals and legal entities) per day, until it reaches the 1.5% limit, in 365 days, plus 0.38% Maximum rate: 1.5% per day (plus 0.38%)

Securities	IOF/Securities: zero to 1.5% as a general rule (possible to be higher) Maximum rate: 1.5% per day

Securities – Derivatives	IOF/Securities - Derivatives: zero Maximum rate: 25%

b) The issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, with other environmental practices, including adherence to international environmental protections standards

Our operations (administrative buildings and branch network management) follow the state and federal regulations on environmental issues. We operate according to the Sustainability Policy, which contains provisions designed for the following purposes:

•	Support market mechanisms and internal policies aimed at promoting the respect for the environment, quality of life and maintenance of biodiversity;
•	Develop and improve mechanisms and internal policies aimed at managing the indirect environmental impact of financial operations;
•	Mitigate the direct environmental impacts of its operations.

Eco-efficiency

The Sustainability Policy comprises guidelines on the mitigation of the bank direct impacts, including energy, material and water consumption and emissions. Accordingly, reducing and optimizing the use of these resources has been a key goal for us.

Therefore, we are always focused on management and rational use of natural resources, a strategy that enables us to reduce the environmental impact of our operations and to increase our operating efficiency. All initiatives taken regarding eco-efficiency are based on four pillars: implementation costs, market availability, technical performance of the system and eco-efficiency gains.

We carry out the management of natural resources, such as water and energy in addition to waste generated by the conglomerate, and the departments responsible monitor data on a monthly basis.

Water

The water crisis has been affecting a number of regions in Brazil for some time. However, in 2014, the Southeastern states had and have to face a big challenge: to keep the largest metropoles in the country, the ones most densely populated, growing and operating, while adopting actions to reduce consumption as far as possible.

For this purpose, an emergency response plan was developed for the water and energy rationing in order to guarantee the supply and the bank’s business continuity. Among the main actions adopted, the following are examples:

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•	Periodic follow up of the water and energy reservoirs and of the rainfall rates.
•	Development of a risk aversion curve related to water and energy rationing. This curve shows the minimum volume required to guarantee the supply without the need for rationing.
•	Revalidation of the capacity of the water suppliers (water tank truck) to meet the water needs of the bank in the event of lack of water.
•	Request for the authorization to use underground water (artesian well) in the administrative buildings.
•	Awareness campaign with employees for the conscious use of water and energy.

Consistent with the previous results, water consumption in our institutions has been dropping. Basically, most of our water sources are public water supply sources and, in smaller proportion, artesian wells.

Electric Energy

In 2014, we reduced energy consumption in the administrative buildings by 10,601 MWh, 9% in relation to 2013, saving R$ 2.3 millions. Even if we take into consideration the merger of new business (Credicard), this reduction surpassed the targets established and, consequently, in 2014, approximately R$4.51 million were invested in equipment modernization projects and installation of new technologies.

In spite of the reductions in energy consumption in the administrative buildings and branches, there was in general an expected increase in energy consumption by the bank due to the beginning of operation of our new Data Center, in the end of 2014. This new technology center is Silver LEED certified, a sustainable construction certification, which guarantees that the building was constructed adopting the best sustainability practices for civil construction and the most efficient equipment. This structure is expected to support the expansion of the bank’s operations up to 2024.

During the transition process to the new technology center, scheduled for 2015 and 2016, energy consumption will increase as this new site will operate simultaneously with other existing sites until the transition is completed. As from 2017, two Data Centers are expected to be deactivated, which will generate a reduction of energy consumption when compared to that of the year preceding the deactivation. It is important to emphasize that 90% of the energy consumed in the administrative buildings comes from renewable sources, such as small hydroelectric, eolic and solar energy plants.

Emissions

As subscribers of the Carbon Disclosure Project (CDP), we disclose, on an annual basis, the performance related to the management of our greenhouse gas emissions through the related inventory, prepared in accordance with the methodology of the Brazilian GHG Protocol Program. In 2014, total emissions of scopes 1 and 2 grew 24% due to the increase in scope 2, which will be discussed later herein. As a result of the reduction in emissions of scopes 1 and 3, the Itaú Unibanco’s total emissions remained practically steady.

The increase in the emissions of scope 2 mainly arised from the emission factor of the national grid (volume of CO2 emitted per Kwh of energy produced). With the low rainfall volume, the use of thermoelectric power plants increased, therefore considerably increasing the grid. Additionally, a significant increase in energy consumption is expected for the next years due to the beginning of operations of our new Data Center in Mogi Mirim, state of São Paulo. The strong heat and lack of rains have also affected energy consumption as air conditioning is used more frequently in the branches and data centers, which need constant cooling.

Regarding the emissions of scope 1, there was a significant reduction, which is mainly due to the reframing of the scope related to corporate trips and the reduction of the kilometers flown by our own plane.

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Transportation

The analysis of data related to corporate flights and ground transportation showed a 7.78% decrease when compared to 2012 and considering the inclusion of some units in the period, such as Rede and Credicard.

Transport (km)	2012	2013	2014

Air	162,547,000	133,182,000	137,562,000
Ground	32,519,000	40,704,000	42,320,000
Total	195,066,000	173,886,000	179,882,000

Paper

In 2014, we have undergone an important change in the process for monitoring paper consumption and now we report a much broader scope of consumer sources. Some of the prior years’ data were recalculated based on the new monitoring process.

We are considerably reducing paper consumption in its internal operations. In 2014, actions such as internal flow review, awareness campaigns and reduction of mailing to clients, the latter being the greatest responsible for paper consumption in the bank, contributed to these results.

It is noteworthy that the use of paper in communications to our clients accounts for around 99% of the total volume generated by the bank, and campaigns such as the digital invoice and the bank statements in PDF format help to decrease this amount.

Environmental investments and expenditures

In 2014, we have invested R$5.8 million in environmental protection, out of which R$1.6 million was allocated for disposal of waste and mitigations of emissions and R$14.2 million for environmental management and prevention.

In 2013, we entered into a Term of Conduct Adjustment with the Federal Public Prosecution Office, Fundação de Apoio à Universidade de São Paulo – Fusp (Foundation for the Support to the University of São Paulo), and Companhia Ambiental do Estado de São Paulo – Cetesb (Environmental Company of the State of São Paulo), aiming to establish environmental offset measures, manage contaminated area and rebuild the vegetation of a permanent conservation area (APP), related to the Raposo Administrative Center. In 2014, we paid R$1 million to be used in Fusp’s environmental project. To repair the contaminated area we have invested R$ 823.9 thousands and to rebuild the vegetation the investment expected for 2015 is of R$670,000.

c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities

The most relevant brands of the Issuer or its subsidiaries and which are used in the performance of their activities are “ITAÚ”, “ITAÚ PERSONNALITÉ”; “UNICLASS”; “ITAÚ BBA”; “ITAUCARD”; “HIPERCARD”; “UNIBANCO”, “ITAÚ UNIBANCO” and “GARANTEC. These brands are deposited or registered with the National Institute of Industrial Property (“INPI”), which is the body responsible for the registration of brands and patents in Brazil, in the fields of activity in which the Issuer and its subsidiaries operate, as indicated in item 9.1 (b).

On October 28, 2008, the INPI recognized the brand “ITAÚ” as having special status because it is well known by the general public, particularly because of its tradition, positive image, quality and the trust that the products and services that carry the brand receive from consumers. With this INPI decision, the “ITAÚ” brand started to receive special protection in all fields of activity.

We believe that the brands of the Issuer and its subsidiaries play an important role in the performance of our activities and we have implemented a policy for the protection of our brands which also involves the registration of new brands and the extension of the brands in effect. In addition to the relevant brands deposited and/or registered in Brazil and abroad, the details of which are listed in item 9.1 (b), the Issuer and its subsidiaries are engaged in the application process for the registration of many other brands. We consider that the chance of loss of these brands is very remote.

120

7.6. With respect to the countries in which the issuer generates substantial revenue, please identify: a) Revenue arising from clients from the country where the issuer is headquartered and their share in the total net revenue, b) Revenue arising from clients from each foreign country and their share in the total net revenue, c) The total revenue arising from foreign countries and their share in the issuer’s total net revenue

There is no relevant revenue of the Issuer arising from countries other than Brazil.

7.7. With respect to the foreign countries disclosed in Item 7.6, please state the extent to which the issuer is subject to regulations in these countries and how these regulations affect the issuer’s business

There is no relevant revenue of the Issuer arising from countries other than Brazil.

7.8. Describe relevant long-term relationships of the issuer that are not mentioned anywhere else in this form

All long-term relationships that have significantly affected operating performance were commented on other items in this form.

We prepare for the second consecutive year the Consolidated Annual Report, which includes the Annual Report (with Global Reporting Initiative's sustainability indicators), Form 20-F (defined by the SEC) and the Debt Report into one document. This year the priorities were the brevity of content (reducing the top report 45% compared to 2013), maintaining the qualitative essence of the texts, and the deepening of material issues, as the complete and more detailed review of our Risk Factors.

The Integrated Report, which follows the framework of the IIRC (International Integrated Reporting Council), addresses the most relevant information of the organization, correlating the results, operating activities, business strategies and the different types of capital.

These documents have review and assurance of independent auditors and are available on our Investor Relations website www.itau.com.br/investor-relations and www.itau.com.br/annual-report site.

7.9. Supply any other information that the issuer may deem relevant

All information that has significantly affected the operating performance of the Issuer has been commented on in the other items of this form.

121

ITEM 8 – ECONOMIC GROUP

8.1 – Description of the Economic Group

a) Direct and indirect controlling shareholders

Direct Controlling Shareholders

Itaúsa - Investimentos Itaú S.A.

IUPAR - Itaú Unibanco Participações

S.A.

Indirect Controlling Shareholders

Alfredo Egydio Arruda Villela Filho

Alfredo Egydio Nugent Setubal

Alfredo Egydio Setubal

Ana Lúcia de Mattos Barretto Villela

Beatriz de Mattos Setubal da Fonseca

Bruno Rizzo Setubal

Camila Setubal Lenz Cesar

Carolina Marinho Lutz Setubal

Cia. E.Jonhston de Participações

Companhia ESA

Fernando Roberto Moreira Salles

Fernando Setubal Souza e Silva

Gabriel de Mattos Setubal

Guilherme Setubal Souza e Silva

João Moreira Salles

José Luiz Egydio Setubal

Julia Guidon Setubal

Luiza Rizzo Setubal Kairalla

Marcelo Ribeiro do Valle Setubal

Maria Alice Setubal

Maria de Lourdes Egydio Villela

Mariana Lucas Setubal

Marina Nugent Setubal

O.E. Setubal S.A.

Olavo Egydio Setubal Júnior

Olavo Egydio Mutarelli Setubal

Patrícia Ribeiro do Valle Setubal

Paula Lucas Setubal

Paulo Egydio Setubal

Paulo Setubal Neto

Pedro Moreira Salles

Ricardo Egydio Setubal

Ricardo Villela Marino

Roberto Egydio Setubal

Rodolfo Villela Marino

Rodrigo Ribeiro do Valle Setubal

Rudric ITH S.A.

Tide Setubal Souza e Silva Nogueira

Walther Moreira Salles Júnior

122

b) Subsidiary and affiliated companies

c) Issuer’s ownership interest in group companies

d) Group companies’ ownership interests in the issuer

e) Companies under common control

The table below refers to sub-items “b” to “e” above:

	Ownership interest in	Ownership interest in	Subsidiary or affiliated
Corporate name	voting capital (%)	capital (%)	company

In Brazil
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	1.51	2.04	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary
Itaú Administração Previdenciária Ltda.	0.00	0.00	Subsidiary
Itaú Corretora de Valores S.A.	-	1.94	Subsidiary
Itaú Seguros S.A.	-	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Unibanco Negócios Imobiliários Ltda.	0.00	0.00	Subsidiary
Abroad
Itaú Chile Holdings, Inc.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Oca S.A.	100.00	100.00	Subsidiary
Oca Casa Financiera S.A.	100.00	100.00	Subsidiary
Aco Ltda.	99.24	99.24	Subsidiary
Topaz Holding Ltd.	0.00	0.00	Subsidiary

123

8.2 Should the issuer wish, please insert a flowchart of the economic group in which the issuer is included, provided that it is compatible with the information presented in item 8.1

Date: 12.31.2014

(1)	Excludes shares held in treasury and by our controlling shareholders.
(2)	Common Shares - ON; Prefered Shares - PN

8.3	Describe corporate restructuring transactions, such as takeovers, mergers, spin offs, acquisitions of shares, disposals and acquisitions of shareholding control, and acquisitions and disposals of important assets that the group has carried out

Items 6.5 and 6.7 of this Reference Form contain the information related to the Issuer’s main corporate events.

8.4. Supply other information that the Issuer may deem relevant

Not applicable.

124

ITEM 9 – RELEVANT ASSETS

9.1. Describe the non-current assets that are relevant for the development of the issuer’s activities, indicating in particular:

a) Property, plant and equipment, including those rented or leased, identifying their location

Property, Plant and Equipment

As of December 31, 2014, we own our principal administrative offices, which included 8 office buildings, having a total área of 427,036 square meters, located primarily in São Paulo, Brazil. These offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial department, back offices, wholesale and investment bank activities, and also our data processing center.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2015 (which are in the process of being renewed under similar terms) to the fourth quarter of 2035.

As of December 31, 2014, we owned approximately 13% of our administrative offices and branches (including electronic service points, banking sites and parking lots) and leased approximately 87%.

9.1.a - Fixed assets

Description of fixed assets	Main activities	Country	State	City	Type	Total area (m2)
Business Center Itaú Unibanco	Administrative Center	Brazil	SP	São Paulo	Own	139,547
Administrative Center Tatuapé	Administrative Center	Brazil	SP	São Paulo	Own	39,787
Administrative Center Pinheiros	Administrative Center	Brazil	SP	São Paulo	Own	21,163
Administrative Center ITM	Administrative Center	Brazil	SP	São Paulo	Rented	39,979
Administrative Center Brigadeiro	Administrative Center	Brazil	SP	São Paulo	Rented	21,370
Technological Center	Administrative Center and Data Center	Brazil	SP	São Paulo	Own	70,255
Technological Center	Data Center	Brazil	SP	Mogi Mirim	Own	60,499
Administrative Center Raposo	Administrative Center and Data Center	Brazil	SP	São Paulo	Own	34,436
Technological Center Operations	Data Center	Chile	Metropolitana	Santiago	Rented	5,099

125

9.1 b - Relevant non-current assets / 9.1.b - Patents, trademarks, licenses, concessions, franchises and technology transfer agreements

Type of asset	Description of the asset	Territory covered	Duration			Events that may cause the loss of rights	Consequences of the loss of rights
Trademark	ITAÚ	Brazil	10/05/2004	to	10/05/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Brazil	03/11/2008	to	03/11/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Brazil	03/11/2008	to	03/11/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Brazil	07/03/2007	to	07/03/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Brazil	05/22/2007	to	05/22/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Brazil	02/10/2009	to	02/10/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Brazil	01/22/2008	to	01/22/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Brazil	05/18/2004	to	05/18/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Brazil	07/25/1975	to	07/25/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Brazil	09/21/1993	to	09/21/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Brazil	02/10/2009	to	02/10/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Brazil	10/06/1987	to	10/06/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Brazil	07/03/2007	to	07/03/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Brazil	07/03/2007	to	07/03/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Brazil	04/28/2009	to	04/28/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	PERSONNALITÉ	Brazil	09/21/1999	to	09/21/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	PERSONNALITÉ	Brazil	04/19/2005	to	04/19/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNICLASS	Brazil	10/05/1999	to	10/05/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNICLASS	Brazil	05/10/2011	to	05/10/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNICLASS	Brazil	05/10/2011	to	05/10/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Brazil	04/01/2008	to	04/01/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Brazil	07/31/2012	to	07/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Brazil	01/21/2011	to	01/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAUCARD	Brazil	08/07/2012	to	08/07/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAUCARD	Brazil	07/22/2008	to	07/22/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAUCARD	Brazil	10/24/1989	to	10/24/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	HIPERCARD	Brazil	09/01/1992	to	09/01/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	HIPERCARD	Brazil	01/15/2013	to	01/15/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	HIPERCARD	Brazil	01/15/2013	to	01/15/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	HIPERCARD	Brazil	01/15/2013	to	01/15/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	06/29/1999	to	06/29/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	05/10/1999	to	05/10/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	10/13/1981	to	10/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

126

Trademark	UNIBANCO	Brazil	10/24/1995	to	10/24/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	02/13/2007	to	02/13/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	11/09/1993	to	11/09/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	11/09/1993	to	11/09/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	10/10/1977	to	10/10/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	GARANTEC	Brazil	03/11/2014	to	03/11/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	GARANTEC	Brazil	03/11/2014	to	03/11/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	GARANTEC	Brazil	03/11/2014	to	03/11/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	GARANTEC	Brazil	03/11/2014	to	03/11/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Germany	05/26/1982	to	11/30/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Germany	04/23/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Germany	04/23/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Germany	11/15/2004	to	10/31/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Germany	01/09/2008	to	08/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Germany	01/09/2008	to	08/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAU	Saudi Arabia	05/09/2012	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAU	Saudi Arabia	01/07/2013	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAU	Saudi Arabia	08/11/2012	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAU BBA	Saudi Arabia	04/03/2013	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAU BBA	Saudi Arabia	04/03/2013	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAU BBA	Saudi Arabia	05/09/2012	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Argentina	04/07/2009	to	04/07/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Argentina	03/16/2007	to	03/16/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Argentina	03/16/2007	to	03/16/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Argentina	06/12/2007	to	06/12/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Argentina	11/30/2007	to	11/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Argentina	11/30/2007	to	11/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Argentina	10/22/2008	to	10/22/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

127

Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Aruba	01/20/2005	to	08/09/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Aruba	11/19/2007	to	09/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Aruba	11/19/2007	to	09/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Australia	08/15/2011	to	08/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Australia	08/15/2011	to	08/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Australia	08/15/2011	to	08/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Australia	08/15/2011	to	08/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Bahamas	08/08/2013	to	10/20/2025	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Bahamas	08/08/2013	to	10/20/2025	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Bahamas	08/08/2013	to	10/20/2025	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Barbados	12/22/1999	to	12/22/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Barbados	04/27/2011	to	04/27/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Barbados	04/27/2011	to	04/27/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Barbados	02/21/2006	to	02/21/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Barbados	07/27/2012	to	07/27/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Barbados	07/27/2012	to	07/27/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Bahrain	12/12/2002	to	12/12/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Bahrain	07/05/2007	to	07/05/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Bahrain	07/05/2007	to	07/05/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Bahrain	06/04/2005	to	06/04/2025	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Bahrain	08/28/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	04/01/2005	to	10/01/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	08/11/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	11/08/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	10/08/2001	to	10/08/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	02/07/2007	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

128

Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	02/07/2007	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	02/07/2007	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Bolivia	10/24/1986	to	10/24/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Bolivia	11/19/2007	to	11/19/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Bolivia	11/20/2007	to	11/20/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Bolivia	09/27/2005	to	09/27/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Bolivia	05/08/2008	to	05/08/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Bolivia	05/06/2008	to	05/06/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Bolivia	01/15/1998	to	01/15/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Canada	06/17/1983	to	06/17/2028	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Canada	11/04/2011	to	11/04/2026	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Canada	11/04/2011	to	11/04/2026	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Canada	11/04/2011	to	11/04/2026	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Canada	11/04/2011	to	11/04/2026	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Canada	11/03/2011	to	11/03/2026	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Canada	06/19/2014	to	06/19/2029	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Canada	05/27/2014	to	05/27/2029	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Chile	02/02/1994	to	04/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Chile	01/31/2007	to	01/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Chile	04/24/2007	to	04/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Chile	11/06/2006	to	11/06/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Chile	11/06/2006	to	11/06/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Chile	01/31/2007	to	01/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Chile	04/24/2007	to	04/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	01/31/2007	to	01/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	01/31/2007	to	01/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	03/25/2008	to	03/25/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

129

Trademark	ITAÚ BBA	Chile	03/25/2008	to	03/25/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	07/10/2007	to	07/10/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	07/27/2007	to	07/27/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Chile	06/23/1981	to	05/16/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	China	07/28/2011	to	07/28/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	China	04/07/2013	to	04/06/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	China	04/07/2013	to	04/06/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	China	09/07/2007	to	09/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	China	06/07/2009	to	06/07/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	China	03/07/2012	to	03/06/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	China	03/07/2012	to	03/06/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ UNIBANCO	China	04/07/2013	to	04/06/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Singapore	01/19/1982	to	01/19/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Singapore	11/15/2006	to	11/15/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Singapore	11/15/2006	to	11/15/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Singapore	10/19/2004	to	10/19/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Singapore	08/27/2007	to	08/27/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Colombia	09/27/1993	to	09/27/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Colombia	09/29/2011	to	09/29/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Colombia	09/29/2011	to	09/29/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Colombia	09/29/2011	to	09/29/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Colombia	09/29/2011	to	09/29/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

130

Trademark	ITAÚ BBA	Colombia	09/29/2011	to	09/29/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Colombia	12/13/1996	to	12/13/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	South Korea	03/29/2012	to	03/29/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	South Korea	03/29/2012	to	03/29/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	South Korea	03/29/2012	to	03/29/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	South Korea	10/05/2011	to	10/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	South Korea	10/05/2011	to	10/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	South Korea	10/05/2011	to	10/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Costa Rica	03/08/1988	to	03/08/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Costa Rica	06/26/2008	to	06/26/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Costa Rica	01/18/2008	to	01/18/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Costa Rica	03/23/2007	to	03/23/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Costa Rica	02/02/2009	to	02/02/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Costa Rica	12/08/2009	to	12/08/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Cuba	07/24/2005	to	07/24/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Cuba	08/25/2008	to	03/22/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Cuba	08/25/2008	to	03/22/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Cuba	02/02/2005	to	02/02/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Cuba	09/25/2008	to	09/14/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Cuba	09/25/2008	to	09/14/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	El Salvador	03/31/2005	to	03/31/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	El Salvador	11/29/2007	to	11/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	El Salvador	01/30/2008	to	01/30/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	El Salvador	12/05/2005	to	12/05/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	El Salvador	06/05/2008	to	06/05/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	El Salvador	06/24/2008	to	06/24/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United Arab Emirates	01/13/2011	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United Arab Emirates	05/13/2013	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United Arab Emirates	05/13/2013	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United Arab Emirates	01/08/2012	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United Arab Emirates	01/08/2012	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

131

Trademark	ITAÚ BBA	United Arab Emirates	05/13/2013	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Ecuador	01/20/1996	to	01/20/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Ecuador	09/18/2007	to	09/18/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Ecuador	09/18/2007	to	09/18/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Ecuador	09/28/2005	to	09/28/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Ecuador	01/02/2008	to	01/02/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Ecuador	01/02/2008	to	01/02/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Spain	03/17/2008	to	07/17/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Spain	03/17/2008	to	07/17/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Spain	04/16/2012	to	01/03/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Spain	07/07/2006	to	12/03/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Spain	02/18/2008	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Spain	02/19/2008	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United States	06/15/1982	to	06/15/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United States	01/21/2003	to	01/21/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United States	06/22/2010	to	06/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United States	06/29/2010	to	06/29/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	01/12/2010	to	01/12/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	10/11/2011	to	10/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	10/11/2011	to	10/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Finland	07/29/2005	to	07/29/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Finland	03/14/2008	to	03/14/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Finland	03/14/2008	to	03/14/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	France	08/05/1991	to	08/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	France	03/09/2007	to	03/09/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	France	03/06/2007	to	03/06/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	France	10/04/2004	to	10/04/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	France	08/27/2007	to	08/27/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	France	08/27/2007	to	08/27/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	France	07/22/1982	to	07/22/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Guatemala	06/05/1987	to	06/04/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Guatemala	09/19/2007	to	09/18/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Guatemala	09/19/2007	to	09/18/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

132

Trademark	ITAÚ BBA	Guatemala	09/20/2005	to	09/20/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Guatemala	06/10/2010	to	09/06/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Guatemala	04/25/2010	to	04/25/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Guiana	04/05/2002	to	04/05/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Guiana	08/17/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Guiana	08/17/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Guiana	10/02/2004	to	10/02/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Guiana	01/18/2008	to	08/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Haiti	12/27/1985	to	12/27/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Haiti	10/10/2007	to	10/10/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Haiti	10/10/2007	to	10/10/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Haiti	06/08/2005	to	06/08/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Haiti	03/07/2008	to	03/07/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Haiti	03/07/2008	to	03/07/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Honduras	03/14/1988	to	03/14/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Honduras	07/31/2008	to	07/31/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Honduras	07/31/2008	to	07/31/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Honduras	11/25/2005	to	11/25/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Honduras	05/16/2008	to	05/16/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Honduras	05/16/2008	to	05/16/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Hong Kong	06/20/1984	to	11/10/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Hong Kong	11/01/2006	to	11/01/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Hong Kong	11/01/2006	to	11/01/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Hong Kong	06/10/2004	to	06/10/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Hong Kong	08/27/2007	to	08/27/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Hong Kong	01/05/2011	to	01/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Hong Kong	01/05/2011	to	01/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Cayman Islands	01/27/2011	to	09/12/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Cayman Islands	01/24/2012	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Cayman Islands	01/24/2012	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Cayman Islands	01/24/2012	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Cayman Islands	10/04/1995	to	10/28/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Indonesia	12/28/2012	to	05/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Ireland	11/01/2006	to	11/01/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Ireland	11/01/2006	to	11/01/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Ireland	01/19/2011	to	01/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Ireland	01/19/2011	to	01/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

133

Trademark	ITAÚ BBA	Ireland	10/01/2004	to	10/01/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Ireland	08/28/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Ireland	01/19/2011	to	01/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Ireland	01/19/2011	to	01/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Israel	03/05/2013	to	06/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Israel	03/05/2013	to	06/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Israel	03/05/2013	to	06/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Israel	05/05/2013	to	10/04/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Israel	05/05/2013	to	10/04/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Israel	05/05/2013	to	10/04/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Italy	03/17/2008	to	10/14/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Italy	06/03/2010	to	09/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Italy	06/03/2010	to	11/09/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Jamaica	01/24/2007	to	03/14/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Jamaica	01/14/2008	to	03/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Jamaica	04/03/2013	to	08/23/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Jamaica	01/12/2006	to	02/03/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Jamaica	10/06/2008	to	10/25/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Jamaica	10/06/2008	to	10/25/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Japan	07/20/2012	to	07/20/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Japan	04/21/2006	to	04/21/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Japan	08/14/2009	to	08/14/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Japan	08/14/2009	to	08/14/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ UNIBANCO	Japan	07/20/2012	to	07/20/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Japan	07/20/2012	to	07/20/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Kuwait	01/19/2011	to	01/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Kuwait	01/19/2011	to	01/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Kuwait	01/19/2011	to	01/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Kuwait	01/12/2011	to	01/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Kuwait	01/12/2011	to	01/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Kuwait	01/12/2011	to	01/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Macao	02/03/1992	to	02/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Macao	10/05/2007	to	10/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Macao	10/05/2007	to	10/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

134

Trademark	ITAÚ BBA	Macao	06/08/2005	to	06/08/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Macao	02/25/2008	to	02/25/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Macao	02/25/2008	to	02/25/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	HIPERCARD	Mexico	10/09/2008	to	08/22/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	HIPERCARD	Mexico	03/05/2012	to	04/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	HIPERCARD	Mexico	03/05/2012	to	04/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Mexico	06/01/1987	to	03/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Mexico	07/16/2007	to	05/11/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Mexico	07/16/2007	to	05/11/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAUCARD	Mexico	06/27/2012	to	04/26/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Mexico	05/12/2006	to	12/15/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Mexico	11/25/2009	to	09/05/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Mexico	11/25/2009	to	09/05/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Mexico	07/28/2008	to	06/26/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Mexico	10/22/2008	to	08/25/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ UNIBANCO	Mexico	04/10/2013	to	04/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Nicaragua	05/16/1986	to	05/16/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Nicaragua	11/21/2007	to	11/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Nicaragua	01/08/2008	to	01/08/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Nicaragua	02/15/2006	to	02/15/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Nicaragua	04/14/2009	to	04/14/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Nicaragua	03/05/2009	to	03/05/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Norway	12/15/2005	to	12/15/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Norway	04/14/2008	to	04/14/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Norway	04/14/2008	to	04/14/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	New Zealand	02/23/2012	to	08/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	New Zealand	02/23/2012	to	08/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	New Zealand	04/28/2012	to	08/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	New Zealand	04/28/2012	to	08/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Panama	07/16/1986	to	07/16/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Panama	04/11/2008	to	05/22/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Panama	04/11/2008	to	05/22/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Panama	02/14/2006	to	03/31/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Panama	07/30/2008	to	10/19/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Panama	07/30/2008	to	10/19/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Panama	01/11/1999	to	01/20/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Panama	01/07/1998	to	08/22/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

135

Trademark	UNIBANCO	Panama	01/12/1999	to	01/20/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Paraguay	04/16/1998	to	04/16/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Paraguay	10/21/2008	to	10/21/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Paraguay	10/21/2008	to	10/21/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Paraguay	11/03/2010	to	11/03/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Paraguay	12/23/2008	to	12/23/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Paraguay	11/12/2008	to	11/12/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/13/2011	to	12/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/15/2011	to	12/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/15/2011	to	12/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Paraguay	11/26/1996	to	11/26/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Paraguay	11/25/1996	to	11/25/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNIBANCO	Paraguay	11/26/1996	to	11/26/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	UNICLASS	Paraguay	09/21/2011	to	09/21/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ UNIBANCO	Paraguay	08/14/2013	to	08/14/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ UNIBANCO	Paraguay	08/14/2013	to	08/14/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Peru	08/28/2002	to	12/23/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Peru	11/28/2007	to	11/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Peru	11/28/2007	to	11/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Peru	10/24/2011	to	10/24/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Peru	07/05/2006	to	07/05/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Peru	01/16/2007	to	01/16/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Peru	07/25/2006	to	07/25/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Portugal	10/10/1988	to	10/10/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Portugal	06/18/2007	to	06/18/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Portugal	11/21/2007	to	11/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Portugal	11/30/2005	to	11/30/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Portugal	11/30/2007	to	11/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Portugal	12/04/2007	to	04/12//2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	12/07/1990	to	09/12/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	08/17/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	08/17/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	07/22/2011	to	01/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	07/08/2011	to	04/04/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	08/05/2011	to	04/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United Kingdom	12/08/2006	to	10/02/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United Kingdom	01/18/2008	to	08/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United Kingdom	06/24/2011	to	01/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	United Kingdom	07/29/2011	to	03/22/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

136

Trademark	UNIBANCO	United Kingdom	02/08/1991	to	10/28/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Dominican Republic	01/30/1986	to	01/30/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Dominican Republic	05/30/2007	to	05/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Dominican Republic	05/30/2007	to	05/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Dominican Republic	03/15/2007	to	03/15/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Dominican Republic	11/29/2007	to	11/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Dominican Republic	11/29/2007	to	11/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Switzerland	03/08/2005	to	11/29/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Switzerland	12/20/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Switzerland	12/20/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Trinidad and Tobago	05/28/2002	to	09/29/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Trinidad and Tobago	09/13/2007	to	04/03/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Trinidad and Tobago	08/24/2006	to	08/09/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Trinidad and Tobago	03/18/2009	to	09/06/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

137

Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Turkey	12/12/2005	to	12/12/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Turkey	08/28/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Turkey	08/28/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	European Union	06/21/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	European Union	04/25/2007	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	European Union	06/21/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	European Union	04/12/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	European Union	06/29/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	European Union	10/24/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	European Union	12/15/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	European Union	12/15/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	02/23/2007	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	08/07/2008	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	08/07/2008	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	European Union	03/15/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	European Union	04/12/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	European Union	04/12/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Uruguay	05/04/1992	to	05/04/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Uruguay	07/30/2007	to	07/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Uruguay	07/30/2007	to	07/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Uruguay	04/25/2007	to	04/25/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Uruguay	08/06/2008	to	08/06/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Uruguay	08/06/2008	to	08/06/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Uruguay	07/02/2009	to	07/02/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Uruguay	05/03/2010	to	05/03/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Uruguay	07/01/2009	to	07/01/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

138

Trademark	UNIBANCO	Uruguay	06/05/1997	to	06/05/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Venezuela	07/27/1984	to	07/27/2009	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Venezuela	11/10/2008	to	11/10/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ	Venezuela	11/10/2008	to	11/10/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Venezuela	02/16/2006	to	02/16/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Venezuela	06/17/2009	to	06/17/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Trademark	ITAÚ BBA	Venezuela	06/17/2009	to	06/17/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Germany	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Argentina	02/25/2009	to	02/25/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Austria	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Belgium	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Chile	02/19/2013	to	06/03/2029	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Denmark	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Spain	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Finland	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	France	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Greece	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Netherlands	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Ireland	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Italy	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Luxembourg	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Peru	12/12/2007	to	02/23/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Portugal	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	United Kingdom	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Sweden	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Switzerland	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

139

9.1 - Non-current assets / 9.1.c - Ownership interest in companies

Corporate name	CNPJ	CVM Code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of the activities developed	Issuer's ownership interest (%)
Fiscal year	Book value - variation %	Market value - variation %	Amount of dividends received (Reais)		Date	Amount (Reais)
Aco Ltda.	08.993.703/0001-70 -		Subsidiary	Uruguay		Montevideo	Representation of foreign banks	99.24
12/31/2014	6.588262	0.000000	-	Market value Book value	12/31/2014	3,546,254.80
12/31/2013	8.130821	0.000000	-
12/31/2012	16.392488	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Banco Itaú BBA S.A.	17.298.092/0001-30 -		Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with investment portfolio	99,99
12/31/2014	-4.0928700	0.000000	263,925,068.34	Market value Book value	12/31/2014	5,651,534,159.61
12/31/2013	-5.4986830	0.000000	1,081,999,530.72
12/31/2012	-7.0870952	0.000000	527,117,196.08
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Banco Itaú Uruguay S.A.	11.929.613/0001-24 -		Subsidiary	Uruguay		Montevideo	Multiple-service bank with commercial portfolio	100,00
12/31/2014	20.333546	0.000000	79,710,000.00	Market value Book value	12/31/2014	903,228,647.14
12/31/2013	92.156578	0.000000	-
12/31/2012	44.716023	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Banco Itaucard S.A.	17.192.451/0001-70 -		Subsidiary	Brazil	SP	Poá	Multiple-service bank with commercial portfolio	2,04
12/31/2014	61.851975	0.000000	1,839,431,112.66	Market value Book value	12/31/2014	2,603,992,677.34
12/31/2013	-34.684701	0.000000	2,926,995,011.29
12/31/2012	103.391279	0.000000	315,983,524.35
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Itaú Administração Previdenciária Lt	03.526.540/0001-00 -		Subsidiary	Brazil	SP	São Paulo	Activities of pension plan management	0.00
12/31/2014	-	0.000000	-	Market value Book value	12/31/2014	1,123.43
12/31/2013	-	0.000000	-
12/31/2012	-	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Itaú BBA Participações S.A.	58.851.775/0001-50 -		Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	100,00
12/31/2014	3,333.90097	0.000000	12,487,986.07	Market value Book value	12/31/2014	1,759,868,276.61
12/31/2013	11.15492	0.000000	2,136,050.00
12/31/2012	-4.18958	0.000000	5,275,727.69
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Itaú Chile Holdings, Inc.	08.988.144/0001-00 -		Subsidiary	United States			Representation of foreign banks	100,00
12/31/2014	24.481948	0.000000	-	Market value Book value	12/31/2014	4,709,415,423.70
12/31/2013	26.840910	0.000000	-
12/31/2012	37.119792	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer

140

Corporate name	CNPJ	CVM Code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of the activities developed	Issuer's ownership interest (%)
Fiscal year	Book value - variation %	Market value - variation %	Amount of dividends received (Reais)		Date	Amount (Reais)
Itaú Corretora de Valores S.A.	61.194.353/0001-64 -		Subsidiary	Brazil	SP	São Paulo	Securities broker	1,94
12/31/2014	17.090969	0.000000	83,561,228.88	Market value Book value	12/31/2014	1,270,387,611.41
12/31/2013	23.385689	0.000000	86,873,589.85
12/31/2012	26.850784	0.000000	78,327,500.00
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Itaú Seguros S.A.	61.557.039/0001-07 -		Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal injury and property damage lines, as determined by law.	0.00
12/31/2014	-19.872703	0.000000	4,610.40	Market value Book value	12/31/2014	15,746.40
12/31/2013	70870.494763	0.000000	-
12/31/2012	-34.693396	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Itaú Seguros Soluções Corporativas S.A.	07.476.141/0001-24 -		Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal injury and property damage lines, as determined by law.	0.00
12/31/2014	0.000000	0.000000	32,275.71	Market value Book value	12/31/2014	-
12/31/2013	0.000000	0.000000	-
12/31/2012	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Itaú Soluções Previdenciárias Ltda.	40.277.543/0001-75 -		Subsidiary	Brazil	SP	São Paulo	Technical support, maintenance and other IT services	0.00
12/31/2014	0.000000	0.000000	197.78	Market value Book value	12/31/2014	-
12/31/2013	6.192276	0.000000	-
12/31/2012	0.000000		-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Itaú Unibanco S.A.	60.701.190/0001-04 -		Subsidiary	Brazil	SP	São Paulo	Multiple-services bank with commercial portfolio	100.00
12/31/2014	15.465842	0.000000	4,151,542,718.35	Market value Book value	12/31/2014	49,366,464,027.76
12/31/2013	-5.114749	0.000000	4,195,176,468.92
12/31/2012	0.121434	0.000000	1,037,849,995.99
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Itaubank Asset Management Ltda.	01.177.477/0001-00 -		Subsidiary	Brazil	SP	São Paulo	Administration and management of Funds and Securities Portfolios	0.00
12/31/2014	0.000000	0.000000	-	Market value Book value	12/31/2014	-
12/31/2013	0.000000
12/31/2012	0.000000
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
ITB Holding Brasil Participações Ltda	04.274.016/0001-43 -		Subsidiary	Brazil	SP	São Paulo	Holding company of non- financial institutions	0.00
12/31/2014	60.560038	0.000000	-	Market value Book value	12/31/2014	33.83
12/31/2013	55.498155	0.000000	-
12/31/2012	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Kinea Private Equity Investimentos S.A.	04.661.817/0001-61 -		Subsidiary	Brazil	SP	São Paulo	Management of Investment Funds and Advisory Services for Investments in the Financial and Capital Markets	0.00
12/31/2014	0.000000	0.000000	2.73	Market value Book value	12/31/2014	-
12/31/2013	0.000000	0.000000
12/31/2012	0.000000	0.000000
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Oca Casa Financiera S.A.	08.988.153/0001-09 -		Subsidiary	Uruguay		Montevideo	Representation of foreign banks	100.00
12/31/2014	20.106516	0.000000	-	Market value Book value	12/31/2014	62,266,198.53
12/31/2013	16.842190	0.000000	-
12/31/2012	18.814280	0.000000	24,634,723.68
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Oca S.A.	08.988.128/0001-17 -		Subsidiary	Uruguay		Montevideo	Representation of foreign banks	100.00
12/31/2014	27.336468	0.000000	34,300,000.00	Market value Book value	12/31/2014	231,354,153.01
12/31/2013	42.324743	0.000000	21,249,000.00
12/31/2012	29.621772	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Topaz Holding Ltd	N/A -		Subsidiary	Uruguay		Montevideo	N/A	0.00
12/31/2014	13.090537	0.000000	-	Market value Book value	12/31/2014	231.96
12/31/2013	18.533287	0.000000	-
12/31/2012	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer
Unibanco Negócios Imobiliarios Ltda.	66.180.076/0001-54 -		Subsidiary	Brazil	SP	São Paulo	Management and administration of properties	0.00
12/31/2014	-15.573770	0.000000	-	Market value Book value	12/31/2014	1.03
12/31/2013	0.000000	0.000000	-
12/31/2012	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the business performance of the Issuer

141

9.2. Supply other information that the issuer may deem relevant

Subsidiaries Banco Itaucard S.A. and Itaú Corretora S.A. reflect the different participation rights of preferred shares in the distribution of profits and dividends.

In addition to Item 9.1 b, we present information on trademarks and patents below.

(I) and (II) Duration and Territory Affected

Trademarks

In Brazil, a trademark is acquired by means of a valid registration issued by the INPI (National Institute of Industrial Propriety) and its exclusive use within the Brazilian territory is assured to the owner. The trademark registration is valid for ten (10) years from the date it is granted by the INPI and it may be extended for equal and successive periods.

The grant and expiration dates of registrations and registration application filing of relevant trademarks in Brazil, referred to in item 7.5 c, as well as other information on these trademarks, are mentioned in the table included in item 9.1 b.

The terms and requirements for extending trademarks abroad depend on the laws of each country or region where the trademark is registered. The location and grant and expiration dates of registrations of the relevant trademarks referred to in Item 7.5 c, as well as other information on these trademarks, are mentioned in the table included in Item 9.1 b.

Patents

In Brazil, the invention patent protection term is twenty (20) years from the patent application filing date.

The terms of patent and the requirements for extending patents abroad depend on the laws of each country or region where the patent is registered.

The Issuer and its subsidiaries are the owners of patents and patent applications in Brazil and abroad for a virtual keyboard generation method for entering a security or user identification PIN number. These patent applications are still pending analysis in Brazil, Uruguay and Venezuela. Additionally, the Issuer or its subsidiaries are the owners of a patent application for an identification method for an institution’s access PIN, which is still pending analysis in Brazil.

The location, grant and expiration dates of patents already granted and other relevant information are mentioned in the table included in Item 9.1 b.

(III) Events that may cause the loss of rights to such assets

Trademarks

The events that may cause the loss of rights to these assets are provided for by law. At the administrative level, trademark registration applications may be rejected by the INPI in the cases provided for by Law No. 9,279/96, including as a result of objections filed with the INPI by a third party that has a right of precedence over the trademark or is the owner of the registration application or of a conflicting trademark.

A trademark registration terminates upon: (i) the expiration of its terms without the due extension; (ii) a waiver by the trademark’s owner, which may be total or partial with respect to the products or services marked by the trademark; and (iii) its lapse, which may be total or partial.

Any lawfully interested third person may submit a lapse request to the INPI if, five years after the trademark registration date with the INPI, any of the following situations take place: (i) the trademark has not yet been used in Brazil; (ii) the use of the trademark has been interrupted for more than five consecutive years; or (iii) the trademark has been used with modification implying a change in its original distinct nature, which is contained in its respective registration certificate.

A trademark registration may be declared void by the INPI by means of an administrative annulment proceeding filed by the INPI itself or upon the request of a lawfully interested third party if such registration has not been granted in compliance with legal provisions. The annulment of the registration may be total or partial. A partial annulment is contingent on the fact that the subsisting part of the trademark or of the description of the products or services, that is, the part not declared void, is still considered qualified for registration.

142

In addition to the aforementioned administrative proceeding, the INPI or any interested third party may file a lawsuit with the Judiciary Branch for the annulment of the trademark’s registration five years after the registration date granted with the INPI.

Patents

The events that may cause the loss of rights to these assets are provided for by law. At the administrative level, patent applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96.

A patent terminates upon: (i) the expiration of its term; (ii) a waiver by its owners, provided that the rights of third parties are observed; (iii) the lack of payment of annual compensation; or (iv) its lapse.

A patent may be declared void by INPI by means of an annulment administrative proceeding filed by the INPI itself or by a lawfully interested third party if this registration has not been granted in compliance with the provisions of the law.

In addition to the administrative proceeding mentioned above, the INPI or any interested third party may file a lawsuit with the Judiciary Branch for the annulment of a patent over its entire term.

(IV) Possible consequences of the Issuer’s loss of such rights

Trademarks

In the event that the Issuer and/or its subsidiaries lose the rights to all trademarks listed above, the probability of which is very remote, they would not be able to prevent third parties from using the same or similar trademarks, particularly in the same market segment, and would have to carry out their activities using other trademarks. The Issuer and/or its subsidiaries would also have to defend themselves in lawsuits in the event of infringement of third parties’ rights.

Patents

Depending on the reason for a possible loss of rights to the patents listed above, the subject matter of the patent will fall into public domain and may be freely exploited by third parties, or the Issuer and its subsidiaries may have to stop using the subject matter of the patent.

In any case, should this occur, we believe that there would be no serious effects on the activities of the Issuer and its subsidiaries as they do not depend on these patents to carry out their activities.

143

10.1.	Executive officers should comment on:

a)	Financial and equity positions in general

2014

The recovery of the US economy strengthened in 2014. The GDP (Gross Domestic Product) grew from 2.2% in 2013 to 2.4% in 2014. Furthermore, approximately 3.0 million net jobs were created in 2014 and, as a result, unemployment hit 5.6% in December, a rate lower than the average for the last 50 years.

The economic activity in the Eurozone witnessed a modest recovery. The cumulative growth in 2014 was 0.9%, while in 2013 there was a decrease of 0.4%. The economic activity in China continues to gradually slow down, as a result of economic policies aimed at greater growth sustainability, with lower investment and higher consumption.

The second half of the year was characterized by a steep drop in the prices of commodities, particularly oil.

In 2014, economies in Latin America, in general, posted growth rates lower than those in the previous year. Mexico and Colombia are exceptions. Mexico grew 2.1% in 2014 and Colombia grew 5.1% in the 12-month period ended December 31, 2014. Currencies in this region devaluated over the year in relation to the U.S. dollar, reflecting an expectation of monetary tightening in the U.S. and the lower prices of commodities.

In Chile, GDP growth was 2.0%, and Paraguay grew 6.4%, while Uruguay grew 3.9%. Argentina faced a slowdown and posted a 2.6% decrease. Data refer to the 12-month period ended September 30, 2014, with the exception of Argentina´s GDP, which refers to December 31, 2014.

In Brazil, economic activity was lower than expected, with a reduction of consumer and businesses confidence. GDP growth is expected to be close to 0% in 2014.

Lending, based on data from the Central Bank of Brazil (“BACEN”), decreased 0.9% in real terms for the 12-month period until December 2014. The credit reserve as a percentage of GDP increased from 56.1% in December 2013 to 58.9% in December 2014, but the real growth of the credit reserve slowed down from 8.3% to 4.6% in the same period. The systemic default rate remained substantially unchanged over the year and is at 2.9%.

The Brazilian real closed the year at R$2.66/US$, with a 13.4% depreciation against the U.S. dollar over the year. The foreign exchange rate was impacted by external factors, such as the U.S. dollar valuation against other currencies and the drop in the prices of commodities, as well as by local factors, such as an increase in the foreign trade deficit. The BACEN implemented swap-sales program to avoid an even higher depreciation.

The twelve-month cumulative inflation as measured by the IPCA reached 6.4% in December, with increases of 6.7% in free prices and of 5.3% in managed prices. With inflation under pressure, in October the BACEN resumed its policy of increasing the Selic rate. The basic interest rate increased by 175 basis points over 2014 and closed the year at 11.75%.

On December 31, 2014, Itaú Unibanco’s assets totaled R$1,208,702 million and stockholders’ equity was R$95,848 million, compared to R$1,105,721 million and R$81,024 million, respectively, in 2013. At the end of 2014, the consolidated operational Basel Ratio was 16.9%.

The table below shows the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

144

	Year ended December 31
	2014	2013	2012	Variation (%)
	(In millions of R$)
Loans to individuals	186,489	168,968	150,697	10.4%
Credit card	59,321	54,234	40,614	9.4%
Personal loans	28,541	27,373	26,999	4.3%
Payroll loans	40,525	22,578	13,551	79.5%
Vehicles	28,927	40,319	51,220	-28.3%
Real estate loans(1)	28,898	24,209	18,047	19.4%
Rural loans(1)	277	254	266	9.0%
Loans to companies(1)	295,089	275,340	246,605	7.2%
Large companies	211,241	190,140	157,912	11.1%
Very small, small and middle market	83,848	85,200	88,693	-1.6%
Latin America	43,942	39,088	29,293	12.4%
Total loan, lease and other credit operations (including endorsements and sureties)	525,519	483,397	426,595	8.7%

(1)	Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. On December 31, 2014, the total real estate loan portfolio in Brazil totaled R$39,235 million and the total rural loan portfolio totaled R$8,254 million, compared to R$34,151 million and R$7,268 million, respectively, at December 31, 2013.

The balance of loan operations, including endorsements and sureties, was R$525,519 million on December 31, 2014, an increase of 8.7% when compared to R$483,397 million on December 31, 2013, in line with the growth of the market for private banks. This increase was mainly in portfolios with lower risk and spreads. The balance of loans to individuals totaled R$186,489 million on December 31, 2014, an increase of 10.4% in relation to December 31, 2013. The credit card and personal loan portfolios grew 9.4% and 4.3%, respectively, when compared to December 31, 2013. The payroll loan portfolio increased 79.5% in relation to December 31, 2013, mainly due to the payroll loans acquired from Bank BMG S.A. (“Banco BMG”), since we have given increased priority to lower risk portfolios. Vehicle financing decreased by 28.3% on December 31, 2014 when compared to December 31, 2013, as a result of our stricter requirements for granting loans during this period, which have led to higher down payment requirements and shorter financing periods. Real estate loans to individuals increased by 19.4% on December 31, 2014, resulting from the favorable Brazilian environment for this particular line of credit. Loans to companies totaled R$295,089 million, an increase of 7.2% in relation to December 31, 2013, mainly influenced by the increase in loans to large companies. Loans to large companies totaled R$211,241 million on December 31, 2014, a growth of 11.1% as compared to December 31, 2013, mainly due to the working capital portfolio and export/import financing. In 2014, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased by 12.4% compared to 2013. This increase reflects the growth of our operations abroad.

The 90-day coverage ratio (defined as the total allowance for loan losses corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 193% on December 31, 2014 as compared to a 90-day coverage ratio of 174% on December 31, 2013. On December 31, 2014 the balance of the minimum allowance for loan and lease losses required by CMN Resolution No. 2,682/99 was increased by R$1,113 million.

Our portfolio of loans under renegotiation, including extended, modified and deferred repayments, totaled R$11,572 million on December 31, 2014, representing 2.6% of our total loan portfolio. On December 31, 2014, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.5%, a 140 basis point decrease as compared to December 31, 2013. On December 31, 2014, the default rate in relation to renegotiated loans was 24.1%, a decrease of 590 basis points.

The default rate (loan operations overdue for more than 90 days) was 3.1% on December 31, 2014, a decrease of 60 basis points when compared to December 31, 2013, mainly influenced by the change in the credit profile of our loan portfolio, reaching the lowest historical level since the Itaú and Unibanco merger in November 2008.

On December 31, 2014, the balance of the allowance for loan losses totaled R$26,948 million. Of this total, R$20,618 million relates to the minimum level required by CMN Resolution No. 2,682/99 and R$6,330 million relates to the complementary provision. In the same period, the ratio between the allowance for loan losses and our loan portfolio reached 6.0%, a 40 basis point fall in relation to December 31, 2013.

145

We will address the main corporate events occurred in the period in item 10.3.

2013

In the year ended December 31, 2013, consolidated net income amounted to R$15,696 million with annualized return on average equity of 20.7%. On December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, compared to R$1,014,425 million and R$74,220 million, respectively, on December 31, 2012. On December 31, 2013, the consolidated operational Basel ratio was 16.6%.

The balance of loan operations, including endorsements and sureties, was R$483.397 million on December 31, 2013, an increase of 13.3% when compared to December 31, 2012. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. On December 31, 2013, loans to individuals grew 12.1%, whereas loans to companies increased 11.7%, when compared to December 31, 2012. For loans to individuals, the highlights were payroll loans and real estate loans, with increases of 66.6% and 34.1%, respectively, when compared to the year ended December 31, 2012, mainly due to the association with Banco BMG for payroll loan origination and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 20.4% in 2013, in relation to December 31, 2012, and this growth was partially offset by a 3.9% decrease in the very small, small and middle-market companies portfolio. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) decreased 29.8% in the year ended December 31, 2013, when compared to the year ended December 31, 2012. This decrease was mainly due to the decrease in the default rate arising from our focus on lower risk portfolios of products and clients. The default rate (loan operations overdue for more than 90 days) was 3.7% on December 31, 2013, a decrease of 110 basis points when compared to December 31, 2012, the lowest historical level since the Itaú and Unibanco merger in November 2008. Excluding the portfolio of Credicard S.A. (“Credicard”), the ratio would have reached 3.6% on December 31, 2013.

2012

In the year ended December 31, 2012, consolidated net income amounted to R$13,594 million with annualized return on average equity of 18.4%. On December 31, 2012, consolidated assets totaled R$1,014,425 million and consolidated stockholders’ equity was R$74,220 million, compared to R$851,332 million and R$71,347 million, respectively, on December 31, 2011. On December 31, 2012, the BIS ratio of the economic-financial consolidated was 16.7%.

The balance of loan operations, including endorsements and sureties, was R$426,595 million on December 31, 2012, an increase of 7.5% when compared to December 31, 2011. The balance of loan operations, including endorsements and sureties, grew at a slower pace in 2012 compared to 2011. On December 31, 2012, loans to individuals grew 1.1%, whereas loans to companies increased 8.5%, when compared to December 31, 2011. For loans to individuals, the highlights were real estate loans and payroll loans, with increases of 34.2% and 34.1%, respectively, when compared to the year ended December 31, 2011, mainly due to the favorable environment in Brazil for real estate loans and payroll loans acquired from Banco BMG, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 15.2% in 2012, in relation to December 31, 2011, and this growth was partially offset by a 1.6% decrease in the very small, small and middle-market companies portfolio. In 2012, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 41.7% compared to December 31, 2011. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2012.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) increased 34.2% in the year ended December 31, 2012, when compared to the year ended December 31, 2011. This increase is primarily due to an increase in default rates, especially on vehicle loans and personal loans, which follow the general trends observed in the Brazilian financial market. In addition, this increase reflects the expected loss model adopted in our credit risk management which anticipates the provision for losses for scenarios of expected growth in default rates. The default rate (loan operations overdue for more than 90 days) was 4.8% on December 31, 2012, representing a ten basis point decrease when compared to December 31, 2011. In the fourth quarter of 2012, we assigned to our affiliate companies a R$480 million portfolio of vehicle loans overdue for more than 360 days. Excluding the impact of these assignment transactions, the 90 day non-performing loan ratio on December 31, 2012 would have been 4.9%.

146

b) Corporate structure and possibility of redemption of shares or quotas

On December 31, 2014, capital stock comprised 5,530,832,681 shares with no par value, of which 2,770,036,544 were common and 2,760,796,137 were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$75,000 million (R$60,000 million on December 31, 2013), of which R$51,563 million (R$41,602 million on December 31, 2013) is held by stockholders domiciled in the country and R$23,437 million (R$18,398 million on December 31, 2013) is held by stockholders domiciled abroad.

We deem the current Basel ratio of 16.9% based on the Consolidated Financial Conglomerate on December 31, 2014 to be appropriate.

In the last three fiscal years, Itaú Unibanco has maintained the stake of third parties’ capital at levels it deems adequate, as follows:

						In millions of R$
		% of Total		% of Total		% of Total
		Liabilities		Liabilities		Liabilities
	12/31/2014	and	12/31/2013	and	12/31/2012	and
Stockholders' Equity (1)	98,263	8.1%	82,928	7.5%	75,123	7.4%
Current Liabilities (2)	650,081	53.8%	604,738	54.7%	545,122	53.7%
Long Term third party capital (3)	460,358	38.1%	418,055	37.8%	394,180	38.9%
Equity	1,208,702	100.0%	1,105,721	100.0%	1,014,425	100.0%

(1) Includes minority interest in subsidiaries

(2) Total Liabilities excluding Current Liabilities

(3) Total liabilities excluding shareholders' equity and Current Liabilities

I - Cases for redemption

There is no case for the redemption of shares issued by the Issuer besides those which are legally provided for.

II - Formula for the calculation of the redemption value

Not applicable.

c) Payment capability in relation to the financial commitments assumed;

We ensure our full capacity to honor payments with respect to financial commitments assumed and we manage our liquidity reserves by way of estimates of funds that will be available for investments, taking into account the continuity of business in normal conditions.

Our liquidity risk control is carried out by an independent group of our business units and is responsible for determining the composition of our reserves, proposing assumptions for the performance of cash flows in different timeframes, proposing and monitoring liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where we operate, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations and reporting the information required by the regulatory agencies. All activities are subject to assessment by our independent validation, internal controls and audit units.

147

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives*

										Over
	0 - 30 days			31 - 365 days			366-720 days			720 days			Total
Financial Assets (1)	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Cash and deposits on demand	17,527	16,576	13,967	-	-	-	-	-	-	-	-	-	17,527	16,576	13,967

Interbank investments	170,482	110,510	109,340	51,967	45,993	61,934	1,097	614	320	32	145	159	223,578	157,262	171,753
Securities purchased under agreements to resell – Funded position (2)	74,275	23,979	22,895	-	-	-	-	-	-	-	-	1	74,275	23,979	22,896
Securities purchased under agreements to resell – Financed position	80,085	67,190	71,124	45,512	37,921	53,678	-	-	-	-	10	-	125,597	105,121	124,802
Interbank deposits	16,122	19,341	15,321	6,455	8,072	8,256	1,097	614	320	32	135	158	23,706	28,162	24,055

Securities	55,315	58,892	102,046	19,009	30,197	7,293	15,470	16,773	9,261	106,023	83,168	78,689	195,817	189,030	197,289
Government securities - available	45,587	50,573	83,980	-	-	-	-	-	-	-	-	-	45,587	50,573	83,980
Government securities – subject to repurchase commitments	3,440	4,327	13,581	5,491	17,741	2,208	5,473	8,805	1,024	41,548	52,301	37,165	55,952	83,174	53,978
Private securities - available	6,102	3,992	4,482	10,520	12,089	4,229	8,750	7,017	7,968	57,179	29,696	37,201	82,551	52,794	53,880
Private securities – subject to repurchase commitments	186	-	3	2,998	367	856	1,247	951	269	7,296	1,171	4,323	11,727	2,489	5,451

Derivative financial instruments	2,408	2,933	1,943	5,342	3,781	4,005	1,167	1,410	1,756	3,719	2,929	2,927	12,636	11,053	10,631
Net position	2,408	2,933	1,943	5,342	3,781	4,005	1,167	1,410	1,756	3,700	2,929	2,927	12,617	11,053	10,631
Swaps	448	396	275	812	745	905	643	865	568	2,913	2,436	1,938	4,816	4,442	3,686
Option	481	423	936	1,720	977	554	308	187	358	363	130	58	2,872	1,717	1,906
Forward operations (onshore)	846	2,018	547	1,548	1,048	1,756	-	184	718	-	65	509	2,394	3,315	3,530
Other derivative financial instruments	633	96	185	1,262	1,011	790	216	174	112	424	298	422	2,535	1,579	1,509
Loan and lease operations portfolio(3)	56,652	56,021	48,460	169,230	160,056	153,079	90,854	92,526	82,459	180,050	131,721	116,066	496,786	440,324	400,064

Total financial assets	302,384	244,932	275,756	245,548	240,027	226,311	108,588	111,323	93,796	289,824	217,963	197,841	946,344	814,245	793,704

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 63,106 (R$ 77,010 at 12/31/2013 and R$ 63,701 at 12/31/2012), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 5.945 (R$ 3,333 at 12/31/2013 and R$ 9,106 at 12/31/2012) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 39,386 (R$ 34,142 at 12/31/2013 and R$ 27,382 at 12/31/2012) and the amount of liabilities from transactions related to credit assignments R$ 4,336 (R$ 4,233 at 12/31/2013).

* The table Financial Assets - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

Undiscounted future flows except for derivatives*

										Over
	0 - 30 days			31 - 365 days			366-720 days			720 days			Total
Financial Liabilities	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012

Deposits	182,849	163,435	133,310	47,531	46,756	42,494	14,851	12,005	15,290	58,881	86,269	74,632	304,112	308,466	265,726
Demand deposits	48,733	42,892	34,916	-	-	-	-	-	-	-	-	-	48,733	42,892	34,916
Savings deposits	118,449	106,166	83,451	-	-	-	-	-	-	-	-	-	118,449	106,166	83,451
Time deposit	10,867	12,609	12,261	33,601	40,590	37,620	14,521	11,833	15,150	58,564	85,968	74,402	117,553	151,000	139,433
Interbank deposits	4,800	1,769	2,682	13,930	6,166	4,874	330	172	140	317	301	230	19,376	8,408	7,926

Compulsory deposits	(42,811)	(42,600)	(35,238)	(6,455)	(12,537)	(9,761)	(2,190)	(3,321)	(3,744)	(11,650)	(18,552)	(14,958)	(63,106)	(77,010)	(63,702)
Demand deposits	(7,404)	(8,821)	(8,590)	-	-	-	-	-	-	-	-	-	(7,404)	(8,821)	(8,590)
Savings deposits	(33,084)	(29,805)	(23,582)	-	-	-	-	-	-	-	-	-	(33,084)	(29,805)	(23,582)
Time deposit	(2,323)	(3,974)	(3,066)	(6,455)	(12,537)	(9,761)	(2,190)	(3,321)	(3,744)	(11,650)	(18,552)	(14,958)	(22,618)	(38,384)	(31,530)

Securities sold under repurchase agreements (1)	164,309	132,394	134,028	28,544	33,508	35,529	57,449	43,464	54,086	108,099	118,067	85,195	358,402	327,432	308,838

Funds from acceptances and issuance of securities (2)	4,054	3,176	3,793	24,017	20,511	29,349	10,777	14,363	11,049	14,319	12,598	15,526	53,167	50,648	59,717

Borrowings and onlending (3)	4,290	5,127	2,938	37,668	34,659	27,596	19,414	12,696	11,277	31,890	28,646	24,083	93,262	81,129	65,894

Subordinated debt (4)	191	214	831	6,537	8,752	4,352	12,979	5,146	7,726	56,349	63,918	61,698	76,056	78,029	74,607

Derivative financial instruments	1,728	2,421	1,724	5,116	2,972	2,827	1,318	1,607	2,154	7,668	4,092	3,398	15,830	11,092	10,103
Net position	1,728	2,421	1,724	5,085	2,956	2,787	1,318	1,607	2,154	7,668	4,092	3,398	15,799	11,076	10,063
Swaps	241	361	351	1,761	1,085	1,126	778	1,076	902	6,754	3,589	2,689	9,534	6,111	5,068
Option	431	406	1,145	1,853	1,058	572	353	316	508	420	141	56	3,057	1,921	2,281
Forward operations (onshore)	681	1,482	152	1	229	923	-	116	710	-	35	508	682	1,862	2,293
Other derivative financial instruments	375	172	76	1,470	584	166	187	99	34	494	327	145	2,526	1,182	421

Total financial liabilities	314,610	264,167	241,386	142,958	134,619	132,386	114,599	85,959	97,838	265,556	295,037	249,573	837,723	779,786	721,183

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

* The table Financial Liabilities - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

148

d) Sources of financing used for working capital and investments in non-current assets used;

The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2014, 2013 and 2012:

	Year ended December 31
	2014		2013		2012
	Average balance	% of Total	Average balance	% of Total	Average Balance	% of Total
	(In millions of R$, except for percentages)
Interest bearing liabilities	825,797	78.57%	776,984	79.19%	670,969	79.10%
Interest bearing deposits	236,280	22.48%	213,088	21.72%	206,429	24.40%
Savings deposits	111,613	10.62%	93,448	9.52%	73,916	8.70%
Interbank deposits	8,103	0.77%	7,795	0.79%	7,487	0.90%
Time deposits	116,565	11.09%	111,845	11.40%	125,026	14.80%
Deposits received under repurchase agreements	300,635	28.60%	292,301	29.79%	226,135	26.70%
Funds from the acceptance and issue of securities	46,051	4.38%	51,703	5.27%	53,468	6.30%
Borrowings and onlending	80,213	7.63%	68,222	6.95%	56,047	6.60%
Other obligations – Securitization of payment orders and subordinated debt	54,467	5.18%	54,050	5.51%	45,965	5.40%
Technical provisions for insurance, pension plan and capitalization	108,151	10.29%	97,620	9.95%	82,926	9.80%
Non-interest bearing liabilities	225,299	21.43%	204,140	20.81%	176,822	20.90%
Non-interest bearing deposits	44,857	4.27%	37,601	3.83%	30,386	3.60%
Other non-interest liabilities	180,442	17.17%	166,539	16.97%	146,436	17.30%
Total liabilities	1,051,096	100.00%	981,124	100.00%	847,792	100.00%

Some of our long-term debt allows for the anticipation of the outstanding principal balance upon the occurrence of specified events ordinarily included in long-term financing agreements. On December 31, 2014, none of these events, including any events of default or failure to satisfy financial covenants, had occurred and we have no reason to believe that it is reasonably likely that any of these events will occur in 2015.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco, but are allowed to make deposits in Itaú Unibanco, by means of Interbank Deposit Certificates (CDIs). These restrictions have not had and are not expected to have a material impact on our ability to meet our cash obligations.

The following table sets out the breakdown of our sources of funding on December 31, 2014, 2013 and 2012.

	2014		2013		2012
		% of		% of		% of
	millions	total	Millions	Total	Millions	total
	of R$	funding	of R$	Funding	of R$	funding
Deposits	294,772	36.1	274,383	36.6	243,200	34.7
Demand deposits	48,733	6.0	42,892	5.7	34,916	5.0
Saving deposits	118,449	14.5	106,166	14.1	83,452	11.9
Time deposits	108,465	13.3	117,131	15.6	117,232	16.7
Interbank deposits	19,125	2.3	8,194	1.1	7,600	1.1
Securities sold under repurchase agreements	325,013	39.8	292,179	38.9	288,818	41.2
Interbank market debt	126,053	15.4	111,119	14.8	96,704	13.8
Mortgage notes	144	0.0	181	0.0	227	0.0
Real estate credit bills	10,832	1.3	8,919	1.2	13,296	1.9
Agribusiness credit bills	7,810	1.0	7,273	1.0	5,322	0.8
Financial credit bills	10,645	1.3	13,823	1.8	18,695	2.7
Import and export financing	43,546	5.3	33,638	4.5	23,077	3.3
On lending-domestic	45,230	5.5	43,015	5.7	36,048	5.1
Liabilities from transactions related to credit assignments	4,336	0.5	4,233	0.6	-	-
Liabilities from sales operations or transfer of financial assets	3,510	0.4	37	0.0	39	0.0
Institucional market debt	71,702	8.8	72,624	9.7	72,748	10.4
Debentures	-	-	-	-	1,569	0.2
Subordinated debt	55,617	6.8	56,564	7.5	55,180	7.9
Foreign borrowings through securities	16,085	2.0	16,060	2.1	15,999	2.3
Total	817,540	100.0	750,305	100.0	701,470	100.0

149

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies;

Our Board of Directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSTIL, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSTIL considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco is responsible for the day-to-day management of the Itaú Unibanco Conglomerate’s liquidity profile, within the parameters set by the Board of Directors and the CSTIL. This includes oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). The United Kingdom and Colombia are the only countries in which we operate where local regulators have established local liquidity levels and regulations. As a result of the adoption of the new Basel III liquidity indicators by all G-20 countries, starting in 2015, minimum liquidity levels are expected to apply to Brazil and Argentina as well.

CMN regulation also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal regulations. The reserve generally includes: cash and deposits on demand, and unencumbered government securities, whether own portfolio or funded positions of securities purchased under agreements to resell.

The following table presents our operational liquidity reserve on December 31, 2014, 2013 and 2012:

				In millions of R$
	As of December 31,			2014 Average
	2014	2013	2012	Balance(1)
Cash and Deposits on Demand	17,527	16,576	13,967	17,475
Funded Positions of Securities Purchased under Agreements to Resell	74,275	23,979	22,896	35,832
Unencumbered Government Securities	45,587	50,573	83,980	57,061
Operational Reserve	137,389	91,128	120,843	110,367

(1) Average calculated based on the quarterly Financial Reports.

Management controls the liquidity reserves by projecting the funds that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by CSTIL. These limits aim to ensure that the Itaú Unibanco Conglomerate always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on potential business opportunities.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place, which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

150

In the event the liquidity reserve is below the minimum requirements established by the Board of Directors and Superior Committees, a Liquidity Crisis Committee will be called to put into action the Contingency Plan prepared by the Institutional Treasury Committee. This Committee is composed of (i) the Vice-President of the Institutional Treasury Committee; (ii) the Banking Treasury Officer; (iii) the Liquidity Risk Superintendent; and (iv) the Market and Liquidity Risk Officer. Previously approved actions by the Board of Directors include (i) raising funds in the domestic and foreign markets; (ii) non-renewal of assets; (iii) realization of sale agreements and sale of securities; and (iv) releasing the margin arising from reducing positions on the BM&F.

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing. The breakdown of funding by maturity is presented in the table as follows:

R$ million

Note 10 – Funding and borrowings and onlending

a) Summary

	31/12/2014
	0-30	31-180	181-365	Over 365 days	Total
Deposits	183,574	36,829	8,538	65,834	294,773
Deposits received under securities repurchase agreements	161,993	11,280	15,150	136,590	325,013
Funds from acceptance and issuance of securities	3,959	13,834	8,608	21,348	47,750
Borrowings and onlending	4,795	19,194	23,033	41,753	88,776
Subordinated debt (*)	174	693	1,966	52,785	55,617
Total	354,496	81,829	57,295	318,309	811,930
% per maturity term	43.7	10.1	7.1	39.2

	31/12/2013
	0-30	31-180	181-365	Over 365 days	Total
Deposits	163,085	33,345	12,108	65,845	274,383
Deposits received under securities repurchase agreements	145,242	13,663	15,191	118,084	292,179
Funds from acceptance and issuance of securities	2,916	10,422	9,354	23,564	46,256
Borrowings and onlending	4,388	18,545	15,644	38,076	76,653
Subordinated debt (*)	146	4,091	1,900	50,426	56,564
Total	315,779	80,066	54,197	295,995	746,036
% per maturity term	42.3	10.7	7.3	39.7

	31/12/2012
	0-30	31-180	181-365	Over 365 days	Total
Deposits	133,377	24,412	17,869	67,542	243,200
Deposits received under securities repurchase agreements	144,413	17,838	16,281	110,286	288,818
Funds from acceptance and issuance of securities	3,863	15,665	12,043	23,536	55,108
Borrowings and onlending	3,276	15,793	11,694	28,363	59,125
Subordinated debt (*)	797	2,453	132	51,797	55,179
TOTAL	285,726	76,162	58,019	281,522	701,430
% per maturity term	40.7	10.9	8.3	40.1

151

The table below shows funding through the issuance of subordinated debt securities up to December 31, 2014.

R$ million

	Principal amount
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	400	2008	2015	119.8% of CDI	815
	50	2010	2015	113% of CDI	84
	466	2006	2016	100% of CDI + 0.7% (*)	1,083
	2,719	2010	2016	110% to 114% of CDI	4,570
	123			IPCA + 7.21%	226
	367	2010	2017	IPCA + 7.33%	681

				Total	7,459

Subordinated financial bill - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	381
	1,874			112% to 112.5% of CDI	1,955
	30			IPCA + 7%	50
	206	2010	2017	IPCA + 6.95% to 7.2%	280
	3,224	2011	2017	108% to 112% of CDI	3,415
	352			IPCA + 6.15% to 7.8%	502
	138			IGPM + 6.55% to 7.6%	204
	3,650			100% of CDI + 1.29% to 1.52%	3,762
	500	2012	2017	100% of CDI + 1.12%	505
	42	2011	2018	IGPM + 7%	55
	30			IPCA + 7.53% to 7.7%	40
	461	2012	2018	IPCA + 4.4% to 6.58%	607
	3,782			100% of CDI + 1.01% to 1.32%	3,877
	6,373			108% to 113% of CDI	6,807
	112			9.95% to 11.95%	143
	2	2011	2019	109% to 109.7% of CDI	3
	12	2012	2019	11.96%	17
	101			IPCA + 4.7% to 6.3%	130
	1			110% of CDI	1
	20	2012	2020	IPCA + 6% to 6.17%	28
	1			111% of CDI	1
	6	2011	2021	109.25% to 110.5% of CDI	8
	2,307	2012	2022	IPCA + 5.15% to 5.83%	2,974
	20			IGPM + 4.63%	22
	-			Total	25,766

Subordinated Euronotes - USD
	1,000	2010	2020	6.2%	2,684
	1,000	2010	2021	5.75%	2,728
	750	2011	2021	5.75% to 6.2%	2,011
	550	2012	2021	6.2%	1,461
	2,625	2012	2022	5.5% to 5.65%	7,046
	1,870	2012	2023	5.13%	5,001
				Total	20,931

Subordinated bonds - CLP	41,528	2008	2033	3.5% to 4.5%	194
	47,831	2014	2034	3.8%	219
				Total	414
					-

Preferred shares - USD	393	2002	2015	3.04%	1,048
					-
Total					55,617

(*) Subordinated CDBs may be redeemed as from November 2011.

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$85,326 (R$75,251 at 12/31/2013), with maturities of 31 to 180 days in the amount of R$206,567 (R$182,179 at 12/31/2013) and over 365 days in the amount of R$20,638,857 (R$18,192,518 at 12/31/2013), totaling R$20,930,750 (R$18,449,948 at 12/31/2013.

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III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debts, and subordinated debts. It is worth mentioning that, with respect to secured debt, creditors have priority in relation to the others up to the limit of the asset pledged to secure them, since there is no subordination among the unsecured creditors or subordinated creditors.

The funding through the issuance of subordinated debt securities is as follows:

						R$ million
	December 31, 2014
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	899	6,560	7,459	13.4
Financial bills	85	477	6	25,199	25,766	46.4
Euronotes	85	207	-	20,699	20,991	37.7
Bonds	4	9	13	387	414	0.7
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(61)	(61)	(0.1)
TOTAL OTHER LIABILITIES	174	693	918	52,785	54,569
Redeemable preferred shares	-	-	1,048	-	1,048	1.9
Grand Total (*)	174	693	1,966	52,785	55,617
% per maturity term	0.4	1.2	3.5	94.9

	December 31, 2013
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	3,496	1,885	6,628	12,009	21.2
Financial bills	71	400	5	24,506	24,983	44.2
Euronotes	75	182	-	18,254	18,512	32.8
Bonds	-	9	9	179	197	0.3
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Nota 4b)	-	-	-	(62)	(62)	(0.1)
TOTAL OTHER LIABILITIES	146	4,087	1,900	49,506	55,639
Redeemable preferred shares	-	4	-	921	925	1.6
Grand Total (*)	146	4,091	1,900	50,426	56,564
% per maturity term	0.3	7.2	3.4	89.1

	December 31, 2012
	0-30	31-180	181-365	Over 365	Total	%
CDB	673	2,002	121	10,995	13,791	25.0
Financial bills	59	283	5	23,960	24,307	44.1
Euronotes	64	161	-	15,923	16,148	29.2
Bonds	-	4	6	177	187	0.3
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Nota 4b)	-	-	-	(61)	(61)	(0.1)
TOTAL OTHER LIABILITIES	797	2,449	132	50,994	54,372
Redeemable preferred shares	-	4	-	803	807	1.5
Grand Total (*)	797	2,453	132	51,797	55,179
% per maturity term	1.4	4.5	0.2	93.9

153

A table showing the funding through the issuance of subordinated debt securities is included in Item 10.1.(f.ll) of this form.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control

In March 2010, Itaú Unibanco established a program for the issuance and distribution of notes through certain financial intermediaries (the “Program”). The Program as currently existing establishes that the Issuer itself, or its Cayman Islands branch, may issue subordinated or senior notes (“Notes”) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars).

The Program contains financial covenants that determine the early repayment of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts due in respect of the Notes (Non-payment); (ii) failure to perform or comply with any material obligation which it is not a financial obligation to pay any amounts under the Notes (Breach of other obligations); (iii) acceleration or failure to pay any indebtedness of Itaú Unibanco in an amount equal or greater than 0.8% of its regulatory capital; (iv) dissolution and insolvency of Itaú Unibanco; and (v) any events analogous to the previous items. The Events of Default applicable to the Subordinated Notes issued under the Program are: (i) failure to pay any amounts due under the Notes (Non-payment); (ii) dissolution and insolvency; and (iii) any events analogous to the previous items

On December 31, 2014, none of the previously described financial covenants were breached and there were no failure to pay any financial obligation assumed under the Program.

To date, the following issuances (the “Issuances”) have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to US$1,000 million issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issuance: Subordinated Notes amounting to US$1,000 million issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to R$500 million issued on November 23, 2010, with maturity on November 23, 2015, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iv) Reopening of the Second Issuance: Subordinated Notes amounting to US$250 million issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issuance of Subordinated notes and are the second series of the second issuance of Subordinated notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to US$500 million issued on June 21, 2011, with final maturity at December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

154

(vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to US$550 million issued on January 24, 2012, with maturity at December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issue of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the fourth issuance share the same ISIN and CUSIP code and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to US$1,250 million issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to US$1,375 million issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(ix) Seventh Issuance: Subordinated Notes amounting to US$1,870 million issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows:

As a general rule, the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions above:

(i) The entity that receives these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from 39 any notes issued as provided for in the Program, as well as undertakes to assume all other obligations imposed on the Issuer;

(ii) No event of default occurs by carrying out these transactions; and

(iii) From any public announcement of the transaction and before its completion the management of the Issuer represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and the legal advisors of the Issuer deliver an legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity that will take over the assets or that will succeed the Issuer.

g) Limits on the use of financing already contracted

Itaú Unibanco is subject to parameters required by the monetary authorities in accordance with the principles of Basel.

Management considers the current Basel ratio (16.9%, based on Financial consolidated, of which 12.5% of Common Equity and Tier I and 4.4% of Tier II) to be adequate, taking into account that this current Basel ratio exceeds the minimum required by the authorities (11.0%).

155

h) Significant changes in each item of the consolidated financial statements

					R$ million
Assets	12/31/2014	12/31/2013	12/31/2012	2014 X 2013	2013 X 2012

Current and long-term receivables	1,188,779	1,088,131	1,001,212	9.2%	8.7%
Cash and cash equivalents	17,527	16,576	13,967	5.7%	18.7%
Interbank investments	229,828	159,653	182,034	44.0%	(12.3)%
Securities and derivative financial instruments	299,627	297,334	276,174	0.8%	7.7%
Interbank and inter branch accounts	63,810	78,100	64,610	(18.3)%	20.9%
Operations with credit granting characteristics and other receivables	451,760	412,235	366,285	9.6%	12.5%
(Allowance for loan losses)	(26,948)	(26,371)	(27,745)	2.2%	(5.0)%
Other assets	153,175	150,604	125,887	1.7%	19.6%
Permanent assets	19,923	17,591	13,213	13.3%	33.1%
Investments	3,526	3,439	2,956	2.5%	16.3%
Fixed assets and leased assets	7,561	6,511	5,566	16.1%	17.0%
Goodwill	204	1,921	101	(89.4)%	1802.0%
Intangible assets	8,632	5,720	4,589	50.9%	24.6%
Total assets	1,208,702	1,105,721	1,014,425	9.3%	9.0%

Liabilities	12/31/2014	12/31/2013	12/31/2012	2014 X 2013	2013 X 2012
Current and long-term liabilities	1,109,017	1,021,668	938,165	8.5%	8.9%
Deposits	294,773	274,383	243,200	7.4%	12.8%
Demand deposits	48,733	42,891	34,916	13.6%	22.8%
Savings deposits	118,449	106,166	83,451	11.6%	27.2%
Interbank deposits	19,125	8,194	7,600	133.4%	7.8%
Time deposits	108,465	117,131	117,232	(7.4)%	(0.1)%
Deposits received under securities repurchase agreements	325,013	292,179	288,818	11.2%	1.2%
Funds from acceptance and issue of securities	47,750	46,256	55,108	3.2%	(16.1)%
Interbank and interbranch accounts	5,260	5,117	4,979	2.8%	2.8%
Borrowings and onlending	88,776	76,653	59,125	15.8%	29.6%
Derivative financial instruments	17,394	11,420	11,128	52.3%	2.6%
Technical provisions for insurance, pension plan and capitalization	112,675	102,060	93,210	10.4%	9.5%
Other liabilities	217,374	213,598	182,598	1.8%	17.0%
Foreign exchange portfolio	43,176	46,308	31,104	(6.8)%	48.9%
Subordinated debt	54,569	55,639	54,372	(1.9)%	2.3%
Sundry	119,629	111,651	97,121	7.1%	15.0%
Deferred income	1,423	1,125	1,137	26.4%	(1.0)%
Minority interest in subsidiaries	2,415	1,903	903	26.9%	110.8%
Stockholders' equity	95,848	81,024	74,220	18.3%	9.2%
Total liabilities	1,208,702	1,105,721	1,014,425	9.3%	9.0%

We present below the main changes in the balance sheet accounts on December 31, 2014, 2013 and 2012.

The total assets balance was R$1,208,702 million at the end of 2014, an increase of 9.3% compared to the previous year, since, in 2013, total assets of Itaú Unibanco amounted to R$1,105,721 million. From 2012 to 2013, the increase was 9.0% compared to the balance of R$1,014,425 million in 2012.

The balance of loan operations, without endorsements and sureties, reached R$451,760 million in 2014, an increase of 9.6% in relation to 2013. In Brazil, the portfolio of loans to individuals totaled R$185,660 million, an increase of 10.4% compared to the balance of 2013. In the large companies segment, the portfolio balance was R$144,514 million and in the very small, small and middle-market companies segment it reached R$79,911 million, an increase of 14.5% and a decrease of 2.1% compared to 2013, respectively. The loan and financing operations targeted at the retail market increased 6.3% in the period, totaling R$265,571 million. In 2014, the real estate loan portfolio in Brazil reached R$39,235 million, an increase of 14.9% compared to the previous year. The volume of real estate loans to individual borrowers was R$28,898 million, whereas loans to businesses reached R$10,336 million.

156

In the 2012-2013 comparison, the balance of loan operations, without endorsements and sureties, increased 12.5%, reaching R$412,235 million. In Brazil, the portfolio of loans to individuals totaled R$168,199 million, which represented an increase of 12.0%. In the large companies segment, the portfolio balance reached R$126,180 million, increasing 21.6%, and in the very small, small and medium sized companies segment, the portfolio reached R$81,601 million, a decrease of 4.2%. The loan and financing operations targeted at the retail market increased 6.1% in the period, totaling R$249,801 million. In 2013, the real estate loan portfolio in Brazil reached R$34,151 million, an increase of 32.2% compared to the previous year. The volume of real estate loans to individual borrowers was R$24,209 million, whereas loans to businesses reached R$9,941 million.

Our main sources of funding are deposits received under repurchase agreements, in the amount of R$325,013 million, and deposits, in the amount of R$294,773 in 2014. Deposits include demand, savings account and interbank deposits. In 2014, total deposits reached R$294,773 million, representing 36.3% of total funds. In 2013, total deposits reached R$274,383 million, representing 36.8% of total funds. In 2012, total deposits reached R$243,200 million, representing 34.7% of total funds. On December 31, 2014, 2013 and 2012, our time deposits represented 36.8%, 42.7% and 48.2% do of total deposits, respectively.

In 2014, the deposits balance increased 7.4%, compared to the same period of the previous year, impacted by increases in the funding through interbank deposits and through savings deposits. In 2013, the deposits balance increased 12.8%, compared to the previous year, impacted by increases in the funding through savings deposits and through demand deposits.

Stockholders’ equity totaled R$95,848 million in 2014, compared to R$81,024 million at the end of 2013, and R$74,220 million in 2012, representing an increase of 18.3% in 2014 as compared to 2013, and of 9.2% in 2013 as compared to the same period of 2012. The variation for 2014, 2013 and 2012 is basically due to the results for the periods. In 2012, the recording of the acquisition of the minority interest of Redecard S.A. (“Redecard” or “Rede”) as a capital transaction contributed to the increase in stockholders’ equity.

Item 10.1 - Additional information:

Not applicable.

Comments on the main changes in the statements of income for 2014, 2013 and 2012 are included in Item 10.2.(a) of this form.

10.2 – Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Year Ended December 31, 2014 compared to the Year Ended December 31, 2013

Highlights

In 2014 net income amounted to R$20,242 million with annualized return on average equity of 23.5%. At the end of 2014, assets totaled R$1,208,702 million and stockholders’ equity was R$95,848 million, compared to R$1,105,721 million and R$81,024 million, respectively, in 2013.

Net Income

The table below shows the main components of net income in 2014 and 2013.

157

	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Income from financial operations	125,024	93,821	33.3%
Expenses on financial operations	(73,137)	(48,702)	50.2%
Income from financial operations before loan losses	51,887	45,119	15.0%
Results of loan losses	(14,203)	(13,595)	4.5%
Gross income from financial operations	37,684	31,525	19.5%
Other operating revenues (expenses)	(11,555)	(11,769)	(1.8)%
Operating income	26,128	19,756	32.3%
Non-operating income	1,116	37	2916.2%
Income before taxes on income and profit sharing	27,245	19,793	37.6%
Income tax and social contribution expenses	(6,437)	(3,702)	73.9%
Profit sharing	(261)	(259)	0.7%
Minority interest in subsidiaries	(305)	(136)	124.0%
Net income	20,242	15,696	29.0%

In 2014, net income was influenced by non-recurring revenue. Please refer to Note 22(k) to our consolidated financial statements.

Income from Financial Operations

The table below shows the main components of our income from financial operations in 2014 and 2013.

	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	67,439	58,839	14.6%
Securities and derivative financial instruments	39,137	25,337	54.5%
Insurance, pension plan and capitalization	9,883	3,893	153.9%
Foreign exchange operations	2,671	1,325	101.6%
Compulsory deposits	5,893	4,428	33.1%
Total income from financial operations	125,024	93,821	33.3%

Income from financial operations increased 33.3%, from R$93,821 million in 2013 to R$125,024 million in 2014, an increase of R$31,202 million. This increase was primarily due to the rise in income from securities and derivative financial instruments, loan, lease and other credit operations, and from insurance, pension plan and capitalization.

Income from Loan, Lease and Other Credit Operations, including Sureties and Endorsements

Income from loan, lease and other credit operations increased 14.6%, from R$58,839 million in 2013 to R$67,439 million in 2014, an increase of R$8,601 million. This increase was mainly due to the growth in our loan operations by 8.7%, combined with the growth in short-term products, which are sensitive to movements in interest rates, such as overdrafts and credit cards.

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments increased by 54.5%, or R$13,800 million, from R$25,337 million in 2013 to R$39,137 million in 2014. This increase in income from securities and derivative financial instruments reflects the larger gains from these instruments used to hedge the impact of exchange rate variations on our investments in foreign subsidiaries and the rise in the average Selic rate between the periods.

Result from Insurance, Pension Plan and Capitalization Operations

Result from insurance, pension plan and capitalization operations increased 153.9%, from R$3,893 million in 2013 to R$9,883 million in 2014, an increase of R$5,990 million. This was due to the increased income from pension plans, impacted by a higher average SELIC rate which led to the rise in the profitability of fixed income funds in those periods.

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Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$1,347 million in 2013 to R$2,671 million in 2014. This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits increased by 33.1%, or R$1,465 million, from R$4,428 million in for the year ended December 31, 2013 to R$5,893 million for the year ended December 31, 2014. In 2014, we recorded compulsory deposits of R$63,106 million compared to R$ 77,010 million in 2013, of which R$59,714 million and R$71,877 million, respectively, were interest earning. This increase was primarily due to the rise in the Selic rate, from 8.3% in 2013 to 10.9% in 2014.

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2014 and 2013.

	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Money market	54,125	41,599	30.1%
Technical provisions for pension plan and capitalization	8,987	3,436	161.5%
Borrowings and onlending	10,026	3,666	173.5%
Total expenses on financial operations	73,137	48,702	50.2%

Expenses on financial operations increased by 50.2%, from R$48,702 million in 2013 to R$73,137 million in 2014, an increase of R$24,435 million, mainly due to the rise in money market expenses as discussed below.

Money Market Expenses

Expenses on money market transactions increased by 30.1%, from R$41,599 million in 2013 to R$54,125 million in 2014, an increase of R$12,525 million. This increase was affected by the increased balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies, in addition to the rise in the SELIC rate, from 8.3% in 2013 to 10.9% in 2014.

Financial Expenses on Technical Provisions for Pension Plan and Capitalization

Financial expenses on technical provisions for pension plan and capitalization operations increased by 161.5%, from R$3,436 million in 2013 to R$8,987 million in 2014, an increase of R$5,551 million, mainly due to higher expenses on pension plans.

Expenses on Borrowings and Onlending

Expenses on borrowings and onlending increased 173.5%, or R$6,359 million, from R$3,666 million in 2013 to R$10,026 million in 2014, mainly due to the impact of exchange rate variations on borrowings and onlending denominated in, or indexed to, foreign currencies.

Income from Financial Operations before Loan Losses

Income from financial operations before loan losses decreased by 15.0%, from R$45,119 million in 2013 to R$51,887 million in 2014, a reduction of R$6,767 million, mainly as a result of the factors described in the “Income from Financial Operations” and “Expenses on Financial Operations” topics.

Result of Allowance for Loan Losses

Result of allowance for loan losses increased by 4.5% in relation to 2013, from R$13,595 million for the year ended December 31, 2013 to R$14,203 million for the year ended December 31, 2014, a rise of R$608 million. The following table describes the main components of the result of allowance for loan losses in 2014 and 2013.

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	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Expenses for allowance for loan losses	(19,252)	(18,655)	3.2%
Income from recovery of credits written off as losses	5,049	5,060	(0.2)%
Result of allowance for loan losses	(14,203)	(13,595)	4.5%

Expenses for Allowance for Loan Losses

Expenses for allowance for loan losses increased by 3.2%, from R$18,655 million in 2013 to R$19,252 million in 2014, an increase of R$597 million. Our 90-day non-performing loan ratio on December 31, 2014 was 3.1%, a 60 basis point fall in relation to the same period of 2013. The acquisition of Credicard at the end of 2013 also contributed to this result, since it increased our loan portfolio by R$8.2 billion.

Income from Recovery of Credits Written Off as Losses

Income from recovery of credits written off as losses amounted to R$5,049 million in 2014, a decrease of 0.2% compared to the same period of the previous year, when this income was R$5,060 million.

Gross Income from Financial Operations

Gross income from financial operations increased 19.5%, from R$31,525 million in 2013 to R$37,684 million in 2014. The increase of R$6,159 million is due to the increase in income from financial operations.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) in 2014 and 2013.

	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Banking service fees and income from bank charges	27,740	24,066	15.3%
Results from insurance, pension plans and capitalization operations	3,834	3,528	8.7%
Personnel expenses	(16,443)	(15,329)	7.3%
Other administrative expenses	(16,211)	(15,087)	7.5%
Tax expenses	(5,087)	(4,328)	17.5%
Equity in the earnings of affiliates and other investments	610	834	-26.9%
Other operating revenues	557	957	-41.8%
Other operating expenses	(6,555)	(6,409)	2.3%
Total other operating revenue (expenses)	(11,555)	(11,769)	(1.8)%

Banking Service Fees and Income from Banking Charges

Banking service fees and income from banking charges increased by 15.3%, from R$24,066 million in 2013 to R$27,740 million in 2014, an increase of R$3,674 million.

Banking service fees increased by 13.9%, from R$16,811 million in 2013 to R$19,145 million in 2014, an increase of R$2,334 million. This increase was mainly due to the growth of R$1,412 million, or 18.6%, in income from credit cards when compared to 2013. Revenues from credit operations and guarantees provided also increased 12.7%, or R$226 million in 2013, mainly due to the 15.3% increase in revenues from guarantees provided, from R$977 million in 2013 to R$1,127 million in 2014.

Income from banking charges increased by 18.5%, from R$7,255 million in 2013 to R$8,595 million in 2014, mainly impacted by the increased income from checking account services, due to the greater volume of transactions and sales of new service packages, and by the increase of R$523 million in revenues from annual credit card fees.

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Result from Insurance, Pension Plan and Capitalization Operations

Results from insurance, pension plans and capitalization operations increased by 8.7%, from R$3,528 million in 2013 to R$3,834 million in 2014, an increase of R$306 million, mainly influenced by lower expenses from changes in technical provisions in the period.

Personnel Expenses

Our personnel expenses increased by 7.3%, from R$15,329 million in 2013 to R$16,443 million in 2014, an increase of R$1,114 million. The increase in personnel expenses was mainly due to the impact of the labor union agreements reached in October 2013 and 2014, which adjusted by 8,0% and 8.5%, respectively, the compensation, social benefits and charges, with a provision for the related impacts as from September of each year.

Other Administrative Expenses

Administrative expenses increased by 7.5%, from R$15,087 million in 2013 to R$16,211 million in 2014, an increase of R$1,124 million. This increase in other administrative expenses was mainly due to the higher expenses on services from third parties and depreciation and amortization, mainly due to higher expenses from software amortization. Additionally, expenses on the increased operating activity, mainly those related to data processing and telecommunications, which increased 4.6% in relation to the previous year.

Tax Expenses

Our tax expenses increased 17.5%, from R$4,328 million in 2013 to R$5,087 million in 2014, an increase of R$759 million. The increase was mainly due to our increased revenues.

Equity in the Earnings of Affiliates and Other Investments

Our equity in the earnings of affiliates and other investments decreased by 26.9%, from R$834 million in 2013 to R$610 million in 2014, a fall of R$224 million, mainly due to the lower results from the interest of Porto Seguro Itaú Unibanco Participações S.A. (“Porto Seguro”). For further information, see Note 16 (a) to the annual financial statements.

Other Operating Revenues

Other operating revenues decreased 41.8%, from R$957 million in 2013 to R$557 million in 2014, a drop of R$400 million.

Other Operating Expenses

Other operating expenses increased by 2.3%, from R$6,409 million in 2013 to R$6,555 million in 2014, an increase of R$146 million, mainly due to increased marketing expenses – credit card, especially as a result of the acquisition of Credicard and the reclassification of expenses in the line items.

Operating Income

Our operating income increased by 32.3%, from R$19,756 million in 2013 to R$26,128 million in 2014, an increase of R$6,372 million.

Non-Operating Income

Our non -operating income decreased from R$37 million in 2013 to R$1,116 million in 2014, a drop of R$1,079 million. In 2013, non-operating income basically refers to the profit on disposal of investment in Itaú Seguros Soluções Corporativas S.A. (ISSC).

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing increased by 37.6% when compared to 2013, from R$19,793 million to R$27,245 million in 2014, an increase of R$7,452 million.

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Income Tax and Social Contribution Expenses

The table below shows the main components of our income tax and social contribution expenses in 2014 and 2013.

	Year ended December 31
	2014	2013	Variation (%)
	(In millions of R$)
Income before income tax and social contribution	27,245	19,793	37.6%
Charges (income tax and social contribution) at the rates in effect	(10,898)	(7,917)	37.6%
Increase/decrease to income tax and social contribution charges arising from:	4,461	4,215	5.8%
(Additions) exclusions
Foreign exchange variation on investments abroad	1,471	1,375	7.0%
Interest on capital	1,738	1,619	7.3%
Dividends, interest on external debt bonds and tax incentives	311	170	82.5%
(Expenses)/Income from deferred taxes	1,280	4,489	-71.5%
Other	(339)	(3,439)	-90.1%
Total income tax and social contribution expenses	(6,437)	(3,702)	73.9%

Income tax and social contributions increased by 73.9%, totaling R$6,437 million in 2014, when compared to an expense of R$3,702 million in 2013. The increase in income tax and social contribution expenses is in line with the increase in our income before taxes on income and profit sharing.

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in our subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes. In the year ended December 31, 2014, the depreciation of the Brazilian real against the foreign currencies in which our subsidiaries operate generated losses that were not deductible for Brazilian tax purposes. The depreciation of the Brazilian real generated taxable gains on derivative instruments used as economic hedge, and taxable exchange rate gains on liabilities used as economic hedge.

Profit Sharing

The profit sharing of our management members increased by 0.7%, from R$259 million in 2013 to R$261 million in 2014, an increase of R$2 million.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased, from an expense of R$136 million in 2013, to an expense of R$305 million in 2014, which represented an increase of 124.0%, or R$169 million, mainly due to the results from Itaú BMG Consignado. For further information, see Note 16(e) to the annual consolidated financial statements.

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Highlights

For the year ended December 31, 2013, consolidated net income amounted to R$15,696 million with annualized return on average equity of 20.7%. On December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, compared to R$1,014,425 million and R$74,220 million, respectively, on December 31, 2012. On December 31, 2013 the BIS ratio – financial conglomerate was 16.6%.

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The balance of loan operations, including endorsements and sureties, was R$483,397 million on December 31, 2013, an increase of 13.3% when compared to December 31, 2012. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. On December 31, 2013, loans to individuals grew by 12.1%, whereas loans to companies increased by 11.7%, when compared to December 31, 2012. For loans to companies, the highlights were payroll loans and real estate loans, with increases of 66.6% and 34.1% when compared to the year ended December 31, 2012, respectively, mainly due to the association with Banco BMG for payroll loan origination and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 20.4% in 2013, in relation to December 31, 2012, and this growth was partially offset by a 3.9% decrease in the very small, small and middle market companies portfolio. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% when compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) decreased 29.8% in the year ended December 31, 2013, when compared to the year ended December 31, 2012. This decrease was mainly due to the fall in the default rate arising from our focus on lower risk portfolios of products and clients... The default rate (loan operations overdue for more than 90 days) was 3.7% on December 31, 2013, a decrease of 110 basis points when compared to December 31, 2012, the lowest historical level since the Itaú and Unibanco merger in November 2008. Excluding Credicard portfolio, the ratio would have reached 3.6% on December 31, 2013.

The 90-day coverage ratio (defined as the total allowance for loan losses as a percentage of loans in our portfolio, which are overdue for 90 days or more) was 174% on December 31, 2013 as compared to a 90-day coverage ratio of 158% on December 31, 2012. On December 31, 2013 the minimum allowance for loan and lease losses required by CMN Resolution No. 2,682/99 was increased by R$159 million, reaching R$5,217 million. The renegotiated loan portfolio (including extended, modified and deferred repayments) totaled R$12,880 million on December 31, 2013, representing 3.1% of our total loan portfolio, a decrease of 90 basis points in relation to December 31, 2012.

Net Income

The table below shows the main components of net income for the years ended December 31, 2013 and 2012.

	Year ended December 31
	2013	2012	Variation (%)
	(In millions of R$)
Income from financial operations	93,821	99,878	(6.1)%
Expenses on financial operations	(48,702)	(49,382)	(1.4)%
Income from financial operations before loan losses	45,119	50,496	(10.6)%
Results of loan losses	(13,595)	(19,362)	(29.8)%
Gross income from financial operations	31,525	31,134	1.3%
Other operating revenues (expenses)	(11,769)	(14,845)	(20.7)%
Operating income	19,756	16,289	21.3%
Non-operating income	37	1,242	(97.0)%
Income before taxes on income and profit sharing	19,793	17,531	12.9%
Income tax and social contribution expenses	(3,702)	(3,224)	14.8%
Profit sharing	(259)	(159)	62.8%
Minority interest in subsidiaries	(136)	(554)	(75.4)%
Net income	15,696	13,594	15.5%

For the year ended December 31, 2013, net income was influenced by non-recurring revenue. Please refer to Note 22(k) to our consolidated financial statements.

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Income from Financial Operations

The table below shows the main components of our income from financial operations for the years ended December 31, 2013 and 2012.

	Year ended December 31
	2013	2012	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	58,839	60,164	(2.2)%
Securities and derivative financial instruments	25,337	25,803	(1.8)%
Insurance, pension plan and capitalization	3,893	7,144	(45.5)%
Foreign exchange operations	1,325	1,283	3.3%
Compulsory deposits	4,428	5,484	(19.3)%
Total income from financial operations	93,821	99,878	(6.1)%

Income from financial operations decreased by 6.1% from R$99,878 million for the year ended December 31, 2012 to R$93,821 million for the year ended December 31, 2013, a decrease of R$6,057 million. This decrease is primarily due to the decrease in income from insurance, pension plan and capitalization, from loan, lease and other credit operations, from compulsory deposits and from securities and derivative financial instruments.

Income from Loan, Lease and Other Credit Operations, including Sureties and Endorsements

Income from loan, lease and other credit operations decreased by 2.2%, from R$60,164 million for the year ended December 31, 2012 to R$58,839 million for the year ended December 31, 2013, a decrease of R$1,325 million. This decrease was mainly due to the change in our loan portfolio mix, focused on lower risk products and clients, which resulted in lower spreads and default rates.

The table below shows the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and size of customer for companies.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Loans to individuals	168,968	150,697	12.1%
Credit card	54,234	40,614	33.5%
Personal loans	27,373	26,999	1.4%
Payroll loans	22,578	13,551	66.6%
Vehicles	40,319	51,220	(21.3)%
Mortgage loans(1)	24,209	18,047	34.1%
Rural loans(1)	254	266	(4.6)%
Loans to companies (1)	275,340	246,605	11.7%
Large companies	190,140	157,912	20.4%
Very small, small and middle market	85,200	88,693	(3.9)%
Latin America	39,088	29,293	33.4%
Total of loans, leases and other credit operations (including sureties and endorsements)	483,397	426,595	13.3%

(1)	Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. On December 31, 2013 the total real estate loan portfolio in Brazil totaled R$34,151 million and the total rural loan portfolio totaled R$7,268 million, compared to R$25,837 million and R$6,616 million, respectively, on December 31, 2012.

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The balance of loan operations, including endorsements and sureties, was R$483,397 million on December 31, 2013, an increase of 13.3% when compared to R$426,595 million on December 31, 2012, in line with the growth of the market for private banks. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. The portfolio of loans to individuals totaled R$168,968 million on December 31, 2013, an increase of 12.1% as compared to December 31, 2012. The credit card and personal loan portfolios grew 33.5% and 1.4%, respectively, when compared to December 31, 2012. The payroll loan portfolio increased 66.6% in relation to December 31, 2012, mainly due to the payroll loans acquired from Banco BMG, as we focused on lower risk portfolios. Vehicle financing decreased by 21.3% on December 31, 2013 compared to December 31, 2012, as a result of our stricter requirements for granting loans during this period, which have led to higher down payment requirements and shorter financing terms. Real estate loans to individuals increased by 34.1% on December 31, 2013, resulting from the favorable Brazilian environment for this particular line of credit. Loans to companies totaled R$275,340, an increase of 11.7% in relation to December 31, 2012, mainly influenced by the increase in loans to large companies. Loans to large companies totaled R$190,140 million on December 31, 2013, a growth of 20.4% as compared to December 31, 2012, mainly due to export/import financing and payroll loans acquired from other financial institutions. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

Our portfolio of loans under renegotiation, including extended, modified and deferred repayments, totaled R$12,880 million on December 31, 2013, representing 3.1% of our total loan portfolio. On December 31, 2013, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 51.9%, a 160 basis point increase as compared to December 31, 2012. On December 31, 2013, the default rate in relation to renegotiated loans was 30.0%, a decrease of 360 basis points.

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments decreased by 1.8%, or R$465 million, from R$25,803 million for the year ended December 31, 2012, to R$25,337 million for the year ended December 31, 2013. This decrease in income from securities and derivative financial instruments reflects the lower gains from derivative financial instruments used to hedge the impact of exchange rate variations on our investments in subsidiaries abroad and a reduction in the average SELIC rate.

Result from Insurance, Pension Plan and Capitalization Operations

Income from insurance, pension plan and capitalization operations decreased by 45.5%, from R$7,144 million for the year ended December 31, 2012 to R$3,893 million for the year ended December 31, 2013, a decrease of R$3,251 million. This was due to decreased revenue from pension plans, impacted by higher future interest rates that affected fixed income funds in the pension market.

Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$1,283 million for the year ended December 31, 2013 to R$1,325 million for the year ended December 31, 2013, This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits decreased by 19.3%, or R$1,056 million, from R$5,484 million for the year ended December 31, 2012 to R$4,428 million for the year ended December 31, 2013. On December 31, 2013, we had compulsory deposits of R$77,010 million compared to R$63,701 million on December 31, 2012, of which R$71,877 million and R$57,253 million, respectively, were interest earning. This decrease was primarily due to the decrease in the average SELIC rate, from 8.6% in the year ended December 31, 2012 to 8.3% in the year ended December 31, 2013.

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Money market	41,599	40,426	2.9%
Technical provisions for pension plan and capitalization	3,436	6,513	(47.2)%
Borrowing and onlending	3,666	2,443	50.1%
Total expenses on financial operations	48,702	49,382	(1.4)%

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Expenses on financial operations decreased by 1.4%, from R$49,382 million for the year ended December 31, 2012 to R$48,702 million for the year ended December 31, 2013, a decrease of R$680 million, mainly due to the decrease in money market expenses as discussed below.

Money Market Expenses

Expenses on money market transactions increased by 2.9%, from R$40,426 million for the year ended December 31, 2012 to R$41,599 million for the year ended December 31, 2013, an increase of R$1,173 million. This decrease was influenced by the increase in the balance of deposits and the impact of exchange rate variations on liabilities denominated in or indexed to foreign currencies. This decrease was partially offset by the decrease in the average SELIC rate, from 8.6% in the year ended December 31, 2012 to 8.3% in the year ended December 31, 2013.

Financial Expenses on Technical Provisions for Pension Plan and Capitalization

Expenses on technical provisions for pension plan and capitalization operations decreased by 47.2%, from R$6,513 million for the year ended December 31, 2012 to R$3,436 million for the year ended December 31, 2013, a decrease of R$3,077 million, mainly due to a decrease in expenses on pension plans.

Expenses on Borrowings and Onlending

Expenses on borrowings and onlending increased by 50.1%, or R$1,223 million, from R$2,443 million for year ended December 31, 2012 to R$3,666 million for the year ended December 31, 2013, mainly due to the impact of exchange rate variations on borrowings and onlending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Income from financial operations before loan losses decreased by 10.6%, from R$50,496 million for the year ended December 31, 2012 to R$45,119 million for the year ended December 31, 2013, a decrease of R$5,337 million, mainly as a result of the factors described in the “Income from Financial Operations” and “Expenses on Financial Operations” topics.

Result of Allowance for Loan Losses

The result of allowance for loan losses decreased by 29.8% in relation to 2012, from R$19,362 million for the year ended December 31, 2012 to R$13,595 million for the year ended December 31, 2013, a drop of R$5,767 million. The table below describes the main components of the result of allowance for loan losses for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Expenses for allowance for loan losses	(18,655)	(24,025)	(22.4)%
Income from recovery of credits written off as loss	5,060	4,663	8.5%
Result of allowance for loan losses	(13,595)	(19,362)	(29.8)%

Expenses for Allowance for Loan Losses

Expenses for allowance for loan losses decreased by 22.4%, from R$24,025 million for the year ended December 31, 2012 to R$18,655 million for the year ended December 31, 2013, a decrease of R$5,370 million. This decrease is mainly due to the adoption of a policy of stricter selectivity in origination, which gave rise to lower default levels. Our 90-day non -performing loan ratio on December 31, 2013 was 3.7%, a 110 basis point decrease in relation to the same period of 2012.

On December 31, 2013, the balance of the allowance for loan losses totaled R$26,371 million. Of this total, R$21,154 million relates to the minimum level required by CMN Resolution No. 2,682/99, and R$5,271 million relates to the complementary provision. In the same period, the ratio between the allowance for loan losses and our loan portfolio reached 6.4%, a 120 basis point drop in relation to December 31, 2012.

Income from Recovery of Credits Written Off as Losses

Income from recovery of credits written off as losses amounted to R$5,060 million for the year ended December 31, 2013, an increase of 8.5% compared to the same period of the previous year, when this income was R$4,663 million. Our improved collection efforts were the main reason for this increase.

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Gross Income from Financial Operations

Gross income from financial operations increased 1.3%, from R$31,134 million for the year ended December 31, 2012 to R$31,525 million in the same period of 2013. This increase of R$391 million is due to the increase in the result of allowance for loan and lease losses.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Banking service fees and income from bank charges	24,066	20,313	18.5%
Results from insurance, pension plans and capitalization	3,528	2,990	18.0%
Personnel expenses	(15,329)	(14,027)	9.3%
Other administrative expenses	(15,087)	(14,192)	6.3%
Tax expenses	(4,328)	(4,485)	(3.5)%
Equity in the earnings of affiliates and other investments	834	335	149.0%
Other operating revenue	957	278	244.2%
Other operating expenses	(6,409)	(6,058)	5.8%
Total other operating revenue (expenses)	(11,769)	(14,845)	(20.7)%

Banking Service Fees and Income from Banking Charges

Banking service fees and income from banking charges increased by 18.5%, from R$20,313 million for the year ended December 31, 2012 to R$24,066 million for the year ended December 31, 2013, an increase of R$3,753 million.

Banking service fees increased by 16.0%, from R$14,488 million for the year ended December 31, 2012 to R$16,811 million for the year ended December 31, 2013, an increase of R$2,323 million. This increase was mainly due to the increase of R$1,445 million, or 23.5%, in income from credit cards when compared to December 31, 2012. Asset management revenues also increased 15.9%, or R$491 million, compared to December 31, 2012, mainly due to the 7.7% increase in revenues from consortia management, from R$218 million for the year ended December 31, 2012 to R$410 million for the year ended December 31, 2013.

Income from banking charges increased 24.5%, from R$5,825 million for the year ended December 31, 2012 to R$7,255 million for the year ended December 31, 2013, mainly influenced by the increase of R$819 million, or 35.0%, in income from checking account services, due to the greater volume of transactions and sales of new service packages, and by the increase of R$427 million in revenues from annual credit card fees.

Result from Insurance, Pension Plan and Capitalization Operations

Results from insurance, pension plan and capitalization operations increased by 18.0%, from R$2,990 million for the year ended December 31, 2012 to R$3,528 million for the year ended December 31, 2013, an increase of R$538 million, mainly influenced by lower expenses from changes in technical provisions in the period.

Personnel Expenses

Our personnel expenses increased by 9.3%, from R$14,027 million for the year ended December 31, 2012 to R$15,329 million for the year ended December 31, 2013, an increase of R$1,302 million. The increase in personnel expenses was mainly due to the impact of the labor union agreements reached in October 2012 and 2013, which adjusted by 7,5%% and 8,0%, respectively, the compensation, social benefits and charges, with a provision for the related impacts as from September of each year.

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Other Administrative Expenses

Administrative expenses increased by 6.3%, from R$14,192 million for the year ended December 31, 2012 to R$15,087 million for the same period of 2013, an increase of R$895 million. This increase in other administrative expenses was mainly due to higher expenses on advertising, promotions and publications and expenses related to the higher operating activity, especially those related to data processing and telecommunications. Additionally, our depreciation and amortization expenses increased by 13.7% in relation to the previous year, mainly due to higher software amortization expenses.

Tax Expenses

Our tax expenses decreased by 3.5%, from R$4,485 million for the year ended December 31, 2012 to R$4,328 million in 2013, a decrease of R$157 million. The decrease is mainly due to the effect from the results of the hedge of our investments in subsidiaries abroad using foreign-currency denominated liabilities or derivative instruments, which are deductible for the purpose of Brazilian taxes.

Equity in the Earnings of Affiliates and Other Investments

Our equity in the earnings of affiliates and other investments increased by 149.0%, from R$335 million for the year ended December 31, 2012 to R$834 million in 2013, an increase of R$499 million, mainly due to the higher results from the interest of Porto Seguro and to the effect of the appraisal of the investment by the Brazilian Reinsurance Institute (Instituto de Resseguros do Brasil – IRB) under the equity method as from the fourth quarter of 2013, considering the evaluation of significant influence after the completion of the privatization process. For further information, see Note 16 (a) to the annual consolidated financial statements.

Other Operating Revenues

Other operating revenues increased by 244.2%, from R$278 million for the year ended December 31, 2012 to R$957 million in 2013, an increase of R$678 million.

Other Operating Expenses

Other operating expenses increased by 5.8%, from R$6,058 million for the year ended December 31, 2012 to R$6,409 million in 2013, an increase of R$351 million, mainly due to the increase in the provision for tax and social security contingencies.

Operating Income

Our operating income increased by 21.3%, from R$16,289 million for the year ended December 31, 2012 to R$19,756 million in 2013, an increase of R$3,467 million.

Non-Operating Income

Our non-operating income decreased by 97% in relation to the previous year, from R$1,242 million for the year ended December 31, 2012 to R$37 million in 2013, a decrease of R$1,205 million. In 2012, we recorded income from the sale of our interest in Serasa S.A. (“Serasa”) in the amount of R$1,542 million.

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing increased by 12.9% for the year ended December 31, 2012, from R$17,531 million to R$19,793 million for the year ended December 31, 2013, an increase of R$2,262 million.

Income Tax and Social Contribution Expenses

The table below shows the main components of our income tax and social contribution expenses for the years ended December 31, 2013 and 2012.

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	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Income before income tax and social contribution	19,793	17,531	12.9%
Charges (income tax and social contribution) at the rates in effect	(7,917)	(7,012)	12.9%
Increase/decrease to income tax and social contribution charges arising from:	4,215	3,788	11.3%
(Additions) exclusions
Foreign exchange variation on investments abroad	1,375	617	122.9%
Interest on capital	1,619	1,789	(9.5)%
Dividends, interest on external debt bonds and tax incentives	170	188	(9.6)%
Prior period increases (reversal)	-	738	(100.0)%
Other	1,050	456	130.3%
Total income tax and social contribution expense	(3,702)	(3,224)	14.8%

Income tax and social contributions increased 14.8%, totaling R$3,702 million for the year ended December 31, 2013, when compared to an expense of R$3,224 million in 2012. The increase in income tax and social contribution expenses is in line with the increase in our income before taxes on income and profit sharing.

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in our subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes. In the year ended December 31, 2013, the depreciation of the Brazilian real against the foreign currencies in which our subsidiaries operate generated losses that were not deductible for tax purposes. The depreciation of the Brazilian real generated taxable gains on derivative instruments used as economic hedge, and taxable exchange rate gains on liabilities used as economic hedge.

Profit Sharing

The profit sharing of members of our management increased 62.8%, from R$159 million for the year ended December 31, 2012 to R$259 million in 2013, an increase of R$100 million.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries decreased from an expense of R$554 million for the year ended December 31, 2012, to an expense of R$136 million in 2013, a decrease of 75.4%, or R$418 million, mainly due to the acquisition of our interest in Redecard. For further information, see Note 16(e) to the annual consolidated financial statements.

10.2 – Executive officers should comment on:

b)	Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services

There were no significant changes in income attributable to the modification of prices in our main inputs and products, foreign Exchange rates and inflation for the periods considered (2014, 2013 and 2012).

c)	Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses

In compliance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor, in each of the scenarios, were presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios.

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The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 3,464/07 and BACEN Circular No. 3,354/07.

The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we would highlight that the results presented will not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

The trading portfolio consists of all transactions with financial instruments and commodities, including trading derivatives.

R$ million

Banking portfolio	Exposure	31/12/2014 (*)			31/12/2013 (*)			31/12/2012 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk of Variation in:	I	II	III	I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian Real	(1)	(127)	(238)	(1)	(28)	(56)	(1)	(28)	(56)
Foreign exchange coupons	Rates of currency coupons	0	(2)	(3)	(0)	(3)	(6)	0	(3)	(6)
Foreign currencies	Exchange variations	1	166	337	(0)	(10)	(20)	0	(10)	(20)
Price indices	Rates of price index coupons	(0)	(6)	(12)	(1)	(13)	(25)	(1)	(13)	(25)
Reference rate	Rate of TR coupons	(0)	(5)	(10)	0	(9)	(18)	0	(9)	(18)
Shares	Share price	(0)	(12)	(36)	4	(112)	(225)	4	(112)	(225)
Total		(0)	15	39	3	(175)	(350)	3	(175)	(350)

(*) Amounts net of tax effects.

The banking book is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the Company. It has no intention of resale and medium- to long-term time horizons as general guidelines.

R$ million

Trading and banking portfolio	Exposure	31/12/2014 (*)			31/12/2013 (*)			31/12/2012 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk of Variation in:	I	II	III	I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian Real	(5)	(1,418)	(2,689)	(2)	(52)	(190)	(4)	(95)	(190)
Foreign exchange coupons	Rates of currency coupons	0	(19)	(34)	0	(9)	(72)	(1)	(37)	(72)
Foreign currencies	Exchange variations	(17)	(248)	(414)	3	(80)	(211)	4	(105)	(211)
Price indices	Rates of price index coupons	(2)	(239)	(431)	(4)	(104)	(128)	(3)	(66)	(128)
Reference rate	Rate of TR coupons	1	(224)	(473)	0	(6)	(246)	(5)	(126)	(246)
Shares	Share price	2	(50)	(122)	3	(72)	(332)	7	(166)	(332)
Total		(22)	(2,197)	(4,164)	0	(323)	(1,178)	(2)	(595)	(1,178)

(*) Amounts net of tax effects.

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of one basis point in interest rates and associated indexes, and one percentage point in currency and share prices;

Scenario II: Shocks at 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

We have recently improved our methodology for calculating the Consolidated VaR by migrating from the Parametric approach to the “Historical Simulation” approach (except for the Foreign Units). This new methodology fully reprices all positions by using the actual historical distribution of the volatilities. From January 1 to December 31, 2014, the total average Value at Risk (VaR) of the Consolidated amounted to R$131.9 million under the historical simulation approach. For this same period, our total average VaR under the parametric approach was R$125.5 million when compared to the amount of R$224.5 million for the whole of 2013. In the period, we maintained our conservative management and diversified portfolio, and operated in lower VaR levels within reduced limits in relation to the bank’s capital.

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The structural gap, composed of commercial transactions and their respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions.

The Financial Margin with the Market, arising from the trading of financial assets through proprietary positions, the gap currency management, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic markets, as well as the marking to market of financial assets, totaled R$3,595 million in 2014, R$1,944 million in 2013, and R$3,810 million in 2012. The financial margin of operations with the market basically arises from treasury transactions that include asset and liability management (ALM) and proprietary trading operations. The increase of R$1,651 million in the financial margin with the market in 2014 in relation to 2013 was mainly impacted by the higher result from the management of the structural positions. In 2012, it recorded a decrease of R$10 million when compared to 2011.

Additionally, we adopted a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to mitigate impacts on consolidated results from fluctuations in foreign exchange rate parities. The Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order to hedge net income from foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

Our strategy to manage the foreign exchange risk associated with the capital invested abroad is aimed at mitigating, through financial instruments, the effects arising from the foreign exchange variation, and includes the impact of all tax effects accordingly.

In periods when variations between the Brazilian real and foreign currencies are considerable, there is a significant impact on financial income and expenses.

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. At December 31, 2014, the net foreign exchange position, including investments abroad, was a liability totaling US$10.157 million. We point out that the policy of mitigation management that we have adopted takes into consideration the tax effects of this position. As the results of foreign exchange changes on investments abroad are not taxed, we have set up a hedge (liability positions in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total results from foreign exchange variations, net of tax effects, is practically null and, therefore, consistent with the strategy of low risk exposure that we adopted.

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$ million (except when otherwise stated)
	December 31, 2014 Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Cash and cash equivalents	17,527	9,310	7,391	1,919	8,942
Interbank investments	229,828	214,455	214,455	0	15,373
Securities	299,627	255,357	252,662	2,695	69,099
Loan and lease operations	424,812	331,911	318,567	13,344	144,242
Operations with credit granting characteristics	451,760	356,447	343,103	13,344	146,654
(Allowance for loan losses)	(26,948)	(24,536)	(24,536)	0	(2,412)
Other assets	216,984	183,586	169,944	13,642	56,916
Foreign exchange portfolio	42,392	25,590	11,965	13,625	37,964
Other	174,592	157,996	157,979	17	18,953
Permanent assets	19,923	62,289	18,934	43,355	988
Total assets	1,208,702	1,056,909	981,953	74,956	295,562

Derivatives - long position				96,651
Total assets (a)				171,606

	December 31, 2014
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Deposits	294,773	196,257	195,611	645	100,927
Deposits received under securities repurchase agreements	325,013	309,670	309,670	0	15,343
Funds from acceptance and issue of securities	47,750	56,185	32,757	23,427	13,954
Borrowings and onlendings	88,776	99,905	45,483	54,423	40,202
Interbank and interbranch accounts	5,260	5,049	2,920	2,129	211
Derivative financial instruments	17,394	11,219	11,219	-	6,931

Other liabilities	217,374	167,602	151,066	16,536	73,265
Foreign exchange portfolio	43,176	25,833	9,395	16,438	38,505
Other	174,198	141,769	141,671	98	34,760
Technical provisions for insurance, pension plan and capitalization	112,675	112,616	112,613	3	59
Deferred income	1,423	1,157	688	469	266
Minority interest in subsidiaries	2,415	1,401	1,401	-	1,049
Stockholders' equity of parent company	95,848	95,848	95,848	-	43,355
Capital and reserves	75,606	75,636	75,636	-	41,030
Income for the period	20,242	20,212	20,212	-	2,325
Total liabilities	1,208,702	1,056,909	959,277	97,632	295,562
Derivatives - short position				100,952
Total liabiities and stockholders' equity after adjustments (b)				198,584

Net foreign exchange position - Itaú Unibanco (c = a - b)				(26,978)

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) introduction or disposal of operating segments

Disclosure of Results per Segment

During the first quarter of 2013, the presentation of our segments was changed to be more aligned to the monitoring of the evolution of results. There have also been changes in nomenclature, in order to adapt it to our current structure: Commercial Banking - Retail, Consumer Credit - Retail, Wholesale Banking and Activities with the Market + Corporation. The results of the middle market companies, previously allocated in the former Commercial Banking segment, are now reported in the Wholesale Banking segment (former Itaú BBA segment).

The current business segments of Itaú Unibanco are described below:

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The current business segments of Itaú Unibanco are described below:

✓	Commercial Banking – Retail: the result of this segment arises from the offer of banking products and services to a diversified client base of individuals and companies. The segment includes retail clients, high net worth clients, Private Banking clients and the companies segment (very small and small companies).

✓	Consumer Credit - Retail: the result of this segment arises from financial products and services offered to non-account holders. This segment comprises vehicle financing provided by units other than the branch network, offering of credit cards and offering of credits to the low-income population.

✓	Wholesale Banking: the result of the Wholesale Banking segment arises from the products and services offered to middle market companies and the activities of Banco Itaú BBA S.A. (“Itaú BBA”), the unit in charge of commercial operations with large companies and the performance in investment banking.

✓	Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

A new management structure for Itaú Unibanco

On February 23, 2015, changes in the structure of Itaú Unibanco’s management were announced, which is the agenda of the Extraordinary Stockholders’ Meeting of April 29, at 3:10 p.m., addressed in this manual. Therefore, the Board of Directors will comprise General Managers, with specific functions related to Wholesale, Retail, Technology and Operations, Executive Vice-Presidents, Executive Officers and Officers.

b) incorporation, acquisition or disposal of ownership interest

Large Corporate P&C Insurance Business

On July 4, 2014, Itaú Unibanco entered into a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd., (“ACE”) through which Itaú Unibanco and some of its subsidiaries agreed to sell their total interests in ISSC.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle-market and large companies with high-insured value policies. The transaction was approved by CADE on September 15, 2014, and by SUSEP on October 9, 2014.

Based on pro forma data of December 31, 2013, the large risk insurance operations comprised stockholders’ equity of R$364 million, assets of R$5.8 billion, and technical provisions of R$4.6 billion.

After meeting certain conditions set forth in the agreement, ACE paid the amount of R$1.5 billion to Itaú Unibanco and its subsidiaries. The transfer of the shares and the financial settlement of the transaction were carried out on October 31, 2014, and the amount paid is subject to future price adjustment based on the different positions of the Stockholders’ Equity between the pro forma balance sheet date and the balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period.

Itaú CorpBanca

On January 29, 2014, we entered into an agreement with CorpBanca and its controlling shareholders, aimed at the merger of operations of Banco Itaú Chile and CorpBanca. Some of the regulatory approvals that are required for completing this transaction have already been secured.

This transaction is not expected to have material accounting effects on the results of Itaú Unibanco, which will consolidate Itaú CorpBanca in its financial statements.

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2013

Credicard

On May 14, 2013, Itaú Unibanco entered into a share purchase agreement with Banco Citibank S.A. for the acquisition of Banco Credicard S.A. (“Banco Credicard”) and Credicard Promotora de Vendas Ltda. (“Credicard Promotora”), for the approximate amount of R$2.9 billion, including the “Credicard” brand. The transaction was subject to approval by the BACEN, which was obtained on December 12, 2013, and settled on December 20, 2013.

Banco Credicard and Credicard Promotora are entities responsible for the offer and distribution of financial products and services under the “Credicard” brand, mainly personal loans and credit cards. In view of this transaction, Itaú Unibanco fully consolidated Banco Credicard and Credicard Promotora in the Consolidated Financial Statements as from December 2013 to August 31, 2014. Banco Credicard was merged into Banco Itaucard S.A. on August 31, 2014.

The allocation of the difference between the amount paid and that of the net assets at fair value gave rise to the recognition of goodwill from expected future profitability in the amount of R$1.8 billion and other intangible assets.

2012

REDE

On September 24, 2012, Itaú Unibanco completed the auction of the Tender Public Offer (“OPA”) to cancel Redecard’s listed company register, which occurred on October 18, 2012, pursuant to the OPA call notice published on August 23, 2012. As a result of the auction, Itaú Unibanco now holds 100% of Rede’s capital stock, with the purchase of 335,413,093 common shares for R$11.7 billion.

The change is interest in Rede is recorded as capital transaction, since it does not represent change in control. The difference between the amount paid and the amount corresponding to minority stockholders was directly recognized in the Consolidated Stockholders’ Equity under Revenue Reserves.

Association with Banco BMG

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with Banco BMG, aiming at the offering, distribution and commercialization of payroll loans through the incorporation of a financial institution, the Itaú BMG Consignado. After obtaining all the required approval, Banco BMG is now the controlling shareholder of Itaú BMG Consignado.

On April 29, 2014, through our subsidiary Itaú Unibanco S.A., we entered into a business unification agreement with Banco BMG, which sets forth the terms and conditions for the unification of the payroll loan business of both Banco BMG and Itaú BMG Consignado. The transaction was completed on July 25, 2014, after all applicable regulatory approvals were obtained. As a result of the business unification, Banco BMG’s stake in the total capital and voting stock of Itaú BMG Consignado was increased from 30% to 40%, through a capital increase, which was entirely subscribed and paid in by Banco BMG.

This transaction does not have material accounting effects on the results of Itaú Unibanco, which continued to consolidate Itaú BMG Consignado in its financial statements.

Serasa

On October 22, 2012, Itaú Unibanco, by way of BIU Participações, S.A., sold to Experian Brasil Ltda. the remaining interest of 16.14% it held in the capital stock of Serasa, the company leader in credit analysis and information services and products. The result from this sale, before taxes, was approximately R$ 1.5 billion in the fourth quarter of 2012.

c) Unusual events or operations

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In 2014, 2013, and 2012 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

			R$ million
	2014	2013	2012
Recurring net income	20,619	15,836	14,043
Non-recurring events	(377)	(140)	(449)
Gain from sale of large risk insurance operations	736	-	-
IRB	62	131	-
Complementary allowance for loan losses	(668)	-	-
Goodwill amortization	(177)	-	-
Provision for contingencies	(126)	(754)	(830)
Improvement of labor claim provision model	(74)	-	-
Porto Seguro	(60)	272	-
Criteria adjustment - Credicard	(37)
Program for settlement or installment payment of taxes	(25)	508	-
Realization of assets and impairment	(9)	(239)	530
Increase of social contribution rate	-	-	351
Allowance for loan losses	-	-	(229)
Reward program - Credit cards	-	-	(185)
Other	-	(58)	(86)
Net income	20,242	15,696	13,594

10.4. Executive officers should comment on:

a)	Significant changes in accounting practices

2014

There were no significant changes.

2013

There were no significant changes.

2012

The preparation and disclosure of financial statements relied upon a conceptual structure that is in accordance with the provisions in CMN Resolution No. 4,144/12, to the extent not conflicting with previously issued rules.

b) Significant effects of the changes in accounting practices

The following were significant effects on the accounting practices:

In 2014 there were no significant changes in accounting practices.

In 2013 there were no significant changes in accounting practices.

As from January 2012 Itaú Unibanco, in accordance with CMN Resolution nº 3,533/08, changed the accounting for and disclosure of financial asset sales or transfers in which risk is retained, that is, for transactions in which we are the assignors, the asset is no longer written off and income may not be immediately recognized. With respect to transactions in which we are the assignees, the amounts paid in the acquisition must be accounted for as rights receivable from the assignor and income must be recognized for the remainder of the term of the agreements acquired.

175

c) Qualifications and emphases presented in the auditor’s report

There were no qualifications nor emphases presented by the auditor for 2012, 2013 and 2014.

10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements, in accordance as of and for the years ended December 31, 2014, 2013 and 2012. The preparation of the financial statements involves certain estimates and assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires that we make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and use assumptions that affect the recorded amounts of assets and liabilities and the contingent liabilities disclosed at the date of the financial statements and the recorded amounts of revenues and expenses during the same periods. These estimates and assumptions are used, for example, in the calculation of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the market value of certain financial instruments, and the classification and computation of contingent liabilities. The accounting estimates made in these contexts require our preparation of estimates for issues that are highly uncertain. In each case, if we had processed other estimates or if changes in such estimates occur from one period to the other, there may be a material impact on our financial condition and in the results of our operations. Accordingly, actual results may differ from our estimates.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our expected losses on loan, lease and other operations, and other operations with credit operation characteristics at the end of each reporting period.

This allowance considers the minimum portion required by CMN Resolution No. 2,682 plus a supplementary provision in order to ensure it is enough to cover any expected losses.

The regulatory minimum allowance is calculated based on the classification of each operation, from AA (0%) to H (100%) risk levels, and, based on the resolution guidelines, is broken down into a specific allowance (operations overdue for over 14 days or by a debtor company under reorganization with creditors or a bankruptcy process) and a generic allowance (non-overdue operations, by a debtor company not under under reorganization with creditors or a bankruptcy process) of loan and lease operations, and other operations with credit operation characteristics.

The additional allowance includes the provision for the balance of endorsements and sureties and the additional amount, in view of the historical behavior of loan portfolios, which is based on exposure, probability of default and the expected recovery of operations.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of BACEN, we record some of our financial instruments at market value. Financial instruments recorded at market value in our balance sheet include mainly securities classified as: trading, available-for sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost in our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

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Market value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants (market-based view) at the measurement date. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The market value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to maturity securities, therefore requiring cost basis to be written down and recognition of related effects be recognized on income (impairment). Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

We are party to civil, labor, tax, and social security proceedings arising from the normal course of business. In general the provisions for these contingencies are recognized based on the following criteria and assumptions:

(i)	for lawsuits individually reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty, and
(ii)	for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and subject matter of the claim.

The risk that the contingencies arising from these proceedings will materialize into actual losses is classified as "probable,” "possible" or "remote". These provisions are recognized for claims classified as probable loss and the risk amounts are disclosed for those contingencies with probability of possible loss. The contingency amounts are determined based on statistical or individual valuation models and periodically followed up by backtesting methodologies, so that, in view of the uncertainties related to the terms and amounts of these contingencies, the current control methods ensure that these are estimated with accuracy.

Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. The amount of goodwill is annually submitted to the impairment test and amortized in accordance with the expected future profitability. At December 31, 2014 and 2013, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

Defined Benefit Pension Plan

The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 19.

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Technical Provisions for Insurance and Pension Plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period

Deferred Income Tax and Social Contribution

Deferred tax assets are recognized only in relation to temporary differences and loss carry forwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projection of future income and other technical studies.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, executive officers should comment on:

a) The efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The management of Itaú Unibanco is responsible for establishing and maintaining internal controls related to the Company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by BACEN. The internal controls related to the financial statements include the policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by BACEN, and that the Company's receipts and payments are only being made in accordance with the authorization of the Company's management and officers; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the Company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective could provide only reasonable comfort with respect to the elaboration and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

Management evaluated the effectiveness of the internal controls related to the Company’s consolidated financial statements at December 31, 2014 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control ("COSO") – Integrated Framework (2013). Management’s evaluation included the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this evaluation, management concluded that the internal controls related to the Consolidated Financial Statements were effective with respect to December 31, 2014.

b) Deficiencies in and recommendations on the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies in or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

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However, we highlight how Itaú Unibanco monitors the auditors’ findings and action plans. The deficiencies noted and the recommendations made by the (internal and external) auditors are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Internal Controls representatives.

Additionally, the results of this monitoring are periodically reported to the Company’s Executive Committee and Audit Committee.

10.7. Should the Issuer have made a public offering of securities, executive officers should comment on:

a) how the funds arising from the offering were used

No public offering of securities was carried out.

b) if there were any material differences between the effective use of funds and the proposed use indicated in the respective offering

No public offering of securities was carried out.

c) if there was any deviation, the reasons for such deviation

No public offering of securities was carried out.

10.8. Executive officers should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - operating leases, assets and liabilities

Not applicable.

II - written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with CMN Resolution No. 3,809/09, the amount of sales or transfers of financial assets in which the entity substantially retained the risks and benefits is R$222 million, exclusively composed of real estate loans of R$209 million and rural loans of R$13 million, assigned with joint obligation.

III - agreements for the future purchase and sale of products or services

Not applicable.

IV – agreements for construction in progress

Not applicable.

V – agreements for future receipt of financing

Not applicable.

b) other items that are not presented in the financial statements

Not applicable.

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10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, executive officers should comment on:

a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The Company set up a provision for assigned amounts in the amount of R$14 million.

b) the nature and purpose of the operation

Real estate loans:

Assigned to CIBRASEC for issuance of securitized real estate loans ("CRI") in the amount of R$107 million.

Assigned to BRAZILIAN Securities for issuance of securitized real estate loans ("CRI") in the amount of R$102 million.

Rural loans:

Assigned to the National Treasury Secretary for the securitization of debts in the amount of R$13 million.

c) the nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The Company’s commitment is to meet the payment in the case of default by the debtor.

10.10. Executive officers should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments

II – Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

At the end of 2014, we had 5,070 branches and points of service in Brazil and abroad, representing an additional 45 units in relation to the end of 2013, when our service network had 5,025 branches and points of service.

The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interest in subsidiaries.

b) provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity.

By December 31, 2014, we have made more than 78% of our expected total investments in technology for the 2012-2015 period, financed with internal funds. We expect to make investments in data processing systems, acquisition of software, development of systems and in our new data center constructed in the state of São Paulo. Our New Data Center, one of the largest in Latin America, was completed as planned and the environmental infrastructure was successfully set up. We started the migration of our systems and services, which is planned to be completed in the second half of 2016.

We are always considering new options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved and outlook of the involved country.

c) new products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research to develop new products and services

III – Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in research to develop new products and services

Not applicable.

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10.11. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section

We present below the differences between our financial statements under BRGAAP1 and under International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and in the stockholders’ equity is related to the allowance for loan and lease losses that follows an incurred loss model under IFRS and an expected loss model under BRGAAP.

The complete consolidated financial statements under IFRS for 2014 are available on our website: www.itau.com.br/investor-relations

Comparison between BRGAAP and IFRS1

R$ Million
		Adjustments and			Adjustments and
Balance Sheet	BRGAAP	Reclassifications[2]	IFRS	BRGAAP	Reclassifications[2]	IFRS
	Dec 31, 2014			Dec 31, 2013
Total assets	1,208,702	(81,499)	1,127,203	1,105,721	(78,424)	1,027,297
Cash and cash equivalents, reserve requirements, interbank deposits, securities under repurchase agreements, financial assets and derivatives[3]	610,142	(36,883)	573,259	550,837	(25,797)	525,040
Loan operations	451,760	671	452,431	412,235	(533)	411,702
(-) Allowance for loan losses[4]	(26,948)	4,556	(22,392)	(26,371)	4,136	(22,235)
Other financial assets[5]	96,761	(43,112)	53,649	94,183	(46,591)	47,592
Tax assets[6]	42,890	(7,647)	35,243	44,750	(10,008)	34,742
Investments in affiliates and jointly-controlled entities, goodwill, fixed and intangible assets, assets held for sale and other assets	34,097	916	35,013	30,087	369	30,456

Current and long-term liabilities	1,110,439	(83,853)	1,026,586	1,022,794	(79,689)	943,105
Deposits	294,773	-	294,773	274,383	-	274,383
Deposits received under repurchase agreements[3]	325,013	(36,330)	288,683	292,179	(25,497)	266,682
Financial liabilities held for trading, derivatives, interbank and institutional funding	212,826	872	213,698	194,238	969	195,207
Other financial liabilities[5]	114,540	(43,048)	71,492	107,329	(46,055)	61,274
Provisions for insurance, pension plan and capitalization	112,675	113	112,788	102,055	-	102,055
Provisions and other liabilities	40,765	(78)	40,687	40,263	(553)	39,710
Tax liabilities[6]	9,847	(5,382)	4,465	12,347	(8,553)	3,794
Total stockholders’ equity	98,262	2,354	100,617	82,927	1,265	84,192
Non-controlling interests	2,415	(1,058)	1,357	1,903	(934)	969
Total controlling stockholders’ equity[7]	95,848	3,412	99,260	81,024	2,199	83,223

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to Central Bank of Brazil regulation;

2 Resulted from reclassifications between assets and liabilities and other effects of IFRS adoption;

3 Resulted from the elimination of operations between parent company and exclusive funds (specially PGBL and VGBL) that are consolidated based on the IFRS standards;

4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in the IFRS model;

5 Differences in accounting, mainly for the Foreign Exchange Portfolio, which started to be considered as net effects of assets and liabilities;

6 Differences in accounting, mainly for deferred taxes, which are now treated as net effects of Assets and Liabilities in each of the consolidated companies;

7 Reconciliation of the Controlling Stockholders’ Equity presented in the following table.

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The reconciliation of net income and equity and the conceptual description of the major adjustments are presented below.

R$ Million
	Equity	Net income
Adjustments	Dec 31, 2014	4Q14	3Q14	4Q13	2014	2013
BRGAAP - value attributable to controlling stockholders	95,848	5,520	5,404	4,646	20,242	15,696
(a) Allowance for loan losses	2,743	712	364	274	1,006	568
(b) Adjustment to market values of shares and quotas	57	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participacoes S.A.	475	(4)	(4)	(7)	(15)	(26)
(d) Foreign exchange variation of subsidiaries and unconsolidated companies abroad	-	-	-	(30)	-	(6)
(e) Effective interest rate	(133)	24	13	11	64	100
(f) Other adjustments	271	93	116	16	257	92
IFRS - value attributable to controlling stockholders	99,260	6,345	5,893	4,910	21,555	16,424
IFRS - value attributable to non-controlling interests	1,357	88	91	38	306	98
IFRS - value attributable to controlling stockholders and non-controlling interests	100,617	6,433	5,984	4,948	21,861	16,522

Differences between IFRS and BRGAAP Financial Statements

(a) Under IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations are impaired(Incurred Loss). Under BRGAAP, the expected loss model is used.1

(b)  Under IFRS (IAS 39 and 32), shares and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c)  Under IFRS, the effect of accounting at fair value of the acquisition of the interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d)  Under IFRS (IAS 21), exchange rate variations of subsidiaries and unconsolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Brazilian real, are recorded directly on Equity with no impact on the income statement of the period. On BRGAAP until 2013 the foreign exchange variation on investments abroad (functional currency other than the Brazilian real) and the foreign exchange variation of the hedge of these investments were recorded in the income statement. As from 2014 these foreign exchange variations are directly recorded on the Equity, and therefore there is no longer such differences between BRGAAP and IFRS.

(e)  UnderIFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. Under BRGAAP, expenses and revenues from fees are recognized at the time of contracting these operations.

(f)  The composition of Other Adjustments is made mainly by the difference in the eligibility of hedging cash flow under IFRS and by the reversal of BRGAAP’s Goodwill Amortization.

1 For further information see the Complete Financial Statements for the January to December 2014 period.

For comparison purposes, we present in the table below the net income and the recurring net income under IFRS and BRGAAP.

R$ Million
	4Q14			Jan-Dec/14
Recurring Net Income	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net income - attributable to controlling stockholders	5,520	6,345	825	20,242	21,555	1,313
Exclusion of non-recurring events net of tax effects	140	(586)	(726)	377	(472)	(849)
Realization of assets and impairment	9	4	(5)	9	4	(5)
Goodwill amortization	54	-	(54)	177	-	(177)
Program for Settlement or Installment Payment of Federal Taxes	62	62	-	25	25	-
IRB - Change for the criteria for investment	-	-	-	-	-	-
Porto Seguro - Effect of the unfavorable decision of the STF on COFINS levied on the company	-	-	-	-	-	-
Provisions - Civil lawsuits	38	38	-	126	126	-
COFINS/ Provision for losses on tax losses - Porto Seguro	-	-	-	60	60	-
Effect of the favorable decision on the increase of the PIS/COFINS tax calculation basis of IRB	(28)	(28)	-	(62)	(62)	-
Allowance for loan losses - Credicard (1)	-	-	-	37	37	-
Complementary allowance for loan losses (2)	668	-	(668)	668	-	(668)
Sale of Large Risk Insurance Operations	(736)	(736)	-	(736)	(736)	-
Improvement of the labor claim provision model	74	74	-	74	74	-
Other	-	-	-	-	-	-
Recurring net income - attributable to controlling stockholders	5,660	5,759	98	20,619	21,083	464

(1)   Adjustment to the criteria for recognition of allowances for loan losses arising from the acquisition of Credicard.

(2)  Recognition of an additional allowance to the minimum required by Resolution No. 2,682/99 of the National Monetary Council, in view of a lower economic growth scenario that could affect specific sectors.

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ITEM 11 - PROJECTIONS

11.1. Projections should identify:

a) the subject matter of the projection

Not applicable.

b) the period projected and period for which the projection is valid

Not applicable.

c) the assumptions of the projection, indicating which ones may be influenced by the issuer’s management and those which are beyond its control

Not applicable.

d) the amounts of the indicators that are the subject matter of the projection

Not applicable.

11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

Not applicable.

b) regarding the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Not applicable.

c) regarding the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced

Not applicable.

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ITEM 12 - STOCKHOLDERS’ MEETINGS AND MANAGEMENT

12.1 Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) the functions of each body and committee

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors to:

•	establish the general guidelines;

•	elect for and remove from office the Issuer’s officers and establish their duties;

•	appoint officers to the Executive Boards of the subsidiaries it specifies;

•	supervise the performance of the Issuer’s officers in their management duties, examine, at any time, the Issuer’s books and records, request information on contracts already entered into or to be entered into, and take any other actions;

•	call Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call;

•	opine on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the Stockholders’ Meeting;

•	resolve upon estimates of results and budgets for investments and respective action plans;

•	appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws;

•	resolve upon the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semiannual balance sheet;

•	resolve upon the payment of interest on capital;

•	resolve upon the purchase of its own shares on a non-permanent basis;

•	resolve upon the purchase and entry of put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, within the limits set out in Article 2, II of CVM Instruction No. 390 of July 8, 2003 and further amendments;

•	resolve upon the establishment of committees to address specific matters within the scope of the Board of Directors;

•	elect and remove the members of the Audit Committee and Compensation Committee;

•	approve the operational rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports;

•	approve direct or indirect investments and divestments in ownership interests at amounts higher than 15% of the book value of Itaú Unibanco Holding recorded in the most recent audited balance sheet; and

•	resolving upon capital increases and issue of debt securities and other instruments convertible into shares, within the limit of our authorized capital.

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The Board of Directors is composed of a minimum of ten and a maximum of fourteen members. In the first meeting after the Stockholders’ Meeting in which the Board is elected, its members will choose among themselves the Chairman and one to three Vice Chairmen. A member who is 70 (seventy) years of age on the date of the election may not be elected.

a.2 Executive Board

The operational and executive duties are the responsibility of the Executive Board, which will follow the guidelines established by the Board of Directors.

The Executive Board is the body responsible for the management and representation of Itaú Unibanco Holding, and it may have from five to twenty members, including the positions of Chief Executive Officer, Executive Vice-Presidents, Executive Officers and Officers, in compliance with the guidelines established by the Board of Directors for filling these positions.

The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their replacements take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions.

Two Officers, one of whom will necessarily be the Chief Executive Officer, Managing Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for Itaú Unibanco Holding, including offering guarantees for third parties' obligations, and (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items and resolve upon the establishment, closing and move of facilities.

Exceptionally, Itaú Unibanco Holding could be represented by a single attorney-in-fact: (i) before any government body, direct or indirect, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. The Board of Directors may also provide for or establish exceptions in addition to those previously provided for.

a.3 Committees related to the Board of Directors

a.3.1 Strategy Committee

The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities.

a.3.2 Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for promoting and overseeing the discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on situations of possible conflict of interest between the members of the Board of Directors and the companies of the Conglomerate; periodically reviewing the criteria for appointing independent members for our Board of Directors, according to the governance principles and the applicable regulation; providing methodological and procedural support to the assessment of the Board of Directors, members, Committees and Chief Executive Officer, and discussions on the succession of the members of the Board of Directors and of the Chief Executive Officer, as well as making recommendations on this matter.

a.3.3 Personnel Committee

The Personnel Committee is responsible for determining the main guidelines regarding people. Its duties include, but are not limited to, determining the guidelines for the attraction and retention of talented professionals, recruitment and training, and for our long-term incentive programs.

a.3.4 Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the policy for the compensation of our employees and recommending improvements to the Board of Directors.

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a.3.5 Capital and Risk Management Committee

The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform its duties related to our capital and risk management, submitting reports and recommendations about these matters to the approval of the board. Its duties include, but are not limited to: determining our risk appetite, the minimum return expected on our capital and overseeing risk management and control activities, ensuring their adequacy to the risk levels assumed and to the complexity of the operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting and improving our risk culture.

a.3.6 Audit Committee

The Audit Committee is the statutory body responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the activities, independence and quality of the service provided by our independent auditors and internal auditors, and the effectiveness of internal control and risk management systems. The Audit Committee was established in April 2004 by the Stockholders’ Meeting, for the institutions authorized to operate by the Central Bank of Brazil and the companies under the supervision of the Superintendency of Private Insurance (SUSEP) that are part of the Itaú Unibanco Conglomerate.

The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All the members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest.

The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation.

a.3.7 Related Parties Committee

The Related Parties Committee is responsible for analyzing the transactions with related parties, in the situations specified in our Related Party Transactions Policy, aiming at ensuring that these transactions are carried out transparently and on arm’s length terms. The Related Parties Committee is fully composed of independent members.

a.4. Fiscal Council

The Fiscal Council is an independent body, annually elected by the Stockholders’ Meeting, and its duties are to oversee the activities of our management, examine our financial statements as of the fiscal year and issue an opinion on these financial statements, among other duties provided for by Brazilian legislation. It comprises from three to five members and at least the same number of alternates, who must be annually elected at a stockholders’ meeting. The Fiscal Council must work independently from management, our external auditors and the Audit Committee.

Although its permanent existence is not legally compulsory, we have a Fiscal Council established and operating on a continuous basis since 2000.

a.5. Internal Audit

The Internal Audit area’s purpose is to evaluate the activities carried out by the Conglomerate, thus enabling the Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations. Accordingly, among its roles, noteworthy is the performance of technical audit and supplementary activities. This area is in place since the incorporation of the bank, then known as the Inspection area, which was later segregated into Internal Audit and Inspection areas.

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The Internal Audit area adopts a proprietary methodology, approved by the Audit Committee, to carry out its activities. This methodology is internally disclosed to auditors and its adoption is mandatory to all Internal Audit units of the Conglomerate. Furthermore, it is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA).

b) the date of the establishment of the fiscal council, if not permanent, and of the creation of committees

•	Fiscal Council: 04/29/2015 (the Fiscal Council has been established annually, without interruption, since 04/24/2000);

•	Audit Committee: 04/28/2004;

•	Strategy Committee: 06/24/2009;

•	Risk and Capital Management Committee: 06/24/2009;

•	Nomination and Corporate Governance Committee: 06/24/2009;

•	Personnel Committee: 06/24/2009;

•	Compensation Committee: 02/17/2011; and

•	Related Parties Committee: 03/28/2013.

c) mechanisms for assessing the performance of each body or committee

The performance of the Board of Directors is assessed on an annual basis for the purpose of ensuring that its members are in line with the organization’s values and that they represent the interests of our shareholders.

As mentioned in item a.3.2, the Nomination and Corporate Governance Committee is responsible for assessing the performance of the Board of Directors, and it must (i) recommend the processes for the assessment of the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

d) with respect to the members of the executive board, their individual duties and powers

The Chief Executive Officer is responsible for calling and chairing the meetings of the Board of Officers, overseeing its activities, structuring the services of the Issuer and setting internal and operational rules.

General Managers, Executive Vice Presidents, Executive Officers and Officers are responsible for activities assigned to them by the Board of Directors.

The composition of our Executive Board, as well as the individual duties of each officer, is as follows.

Chief Executive Officer

Roberto Egydio Setubal is our Chief Executive Officer and he is responsible for overseeing the activities of the Executive Board.

General Managers

Candido Botelho Bracher is responsible for the corporate treasury department, as well as of the wholesale, investment banking departments, wealth management and private banking. Before the Central Bank of Brazil, Mr. Bracher is responsible for the rural credit department (CMN Resolution No. 3,556/08), matters related to the Brazilian Payment System (Sistema de Pagamentos Brasileiro – “SPB”) (BACEN Circular No. 3,281/05), investment portfolio (CMN Resolution No. 2,212/95), resale agreements (CMN Resolution No. 3,339/06), operations of loan and barter of securities (CMN Resolution No. 3,197/04), swap operations (CMN Resolution No. 3,505/07), and registration of credit assignment operations (CMN Resolution No. 3,998/11). Additionally, he is responsible for operations with securities and regulated markets (Instruction No. 505/11 of the Brazilian Securities Commission - CVM).

187

Márcio de Andrade Schettini is responsible for the technology and operations departments.

Marco Ambrogio Crespi Bonomi is responsible for the retail department, leading the business of branches, cards, Rede, real estate, insurance, pension plans, capitalization, vehicles and credit. Before the Central Bank of Brazil, he is responsible for client registration file of the National Financial System &'96; SFN (CMN Resolution No. 3,347/07), commercial portfolio, lease portfolio, real estate loan portfolio, loan, financing and investment portfolios (CMN Resolution No. 2,212/95), deposit accounts (CMN Resolution No. 2,078/04), operations related to the foreign exchange market (CMN Resolution No. 3,568/08), and registration of guarantees on vehicles and real estate properties (CMN Resolution No. 4,088/12).

Vice-Presidents

Claudia Politanski is responsible for the ombudsman’s office, the legal, people, corporate communication, and institutional and government relations areas.

Eduardo Mazzilli de Vassimon is responsible for the control and risk management area, for the finance segment and controllership.

Executive Directors

Alexsandro Broedel Lopes is responsible for the accounting division. Before the Central Bank, he is in charge of the supply of information related to loan transactions to the Credit Information System (BACEN Circular No. 3,567), updating data in the UNICAD (BACEN Circular No. 3,165/02) and for the accounting department (CMN Resolution No. 3,198/04).

Leila Cristiane Barboza Braga de Melo is responsible before the Central Bank for the RDR System - System of Denunciation and Complaint Registration (BACEN Circular 3.729/14).

Paulo Ségrio Miron is in charge of the internal audit division.

Officers

Adriano Cabral Volpini is responsible for preventing and combating money laundering (Law No. 9,613/98 and regulations).

Álvaro Felipe Rizzi Rodrigues and José Virgilio Vita Neto are responsible for activities in the legal area.

Cláudio José Coutinho Arromatte is responsible for the control of operational risk (CMN Resolution No. 3,380/06), the procedures and internal controls relating to the trading of securities (CVM Instruction No. 505/11) and the providing informations according to the laws and regulations (BACEN Circular No. 3,504/10).

Eduardo Hiroyuki Miyaki and Emerson Macedo Bortoloto are in charge of the internal audit activities.

Marcelo Kopel is in charge of the controller’s international department and he is our Investor Relations Officer and his main responsibility is the communication with the market and the increase of the transparency of financial and strategic information.

Matias Granata is responsible for liquidity risk management (CMN Resolution No. 4,090/12) and market risk (CMN Resolution No. 3,464/07).

Rodrigo Luís Rosa Couto is responsible, before the Central Bank of Brazil, for determining the RWA, Referential Equity and Core Capital amounts (CMN Resolution No. 4,193/13), managing capital risk (CMN Resolution No. 3,988/11), and calculating regulatory limits and minimum standards (BACEN Circular No. 3,398/08).

Wagner Bettini Sanches is in charge of the management of credit risk (CMN Resolution No. 3,721/09).

e) mechanisms for assessing the performance of the members of the board of directors, committees and executive board

The assessment of the Board of Directors, its Chairman and the Committees and the cross-assessment of the Members of the Board of Directors is carried out on an annual basis.

188

The composition of the Board of Directors is annually assessed to ensure the complementary nature of authorities and its members. Also, the Chairman of the Board of Directors is also responsible for ensuring that the performance of the Board, its members and Committees is assessed for the purpose of continuously improving performance.

As mentioned in item 12.c and Section 13 of this report, the Nomination and Corporate Governance Committee is responsible for assessing the performance of the Board of Directors, and it must (i) recommend the processes for the assessment of the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

It should be noted that our officers are also subject to thorough and broad assessment, in which the following performance indicators are considered: financial, procedural, client satisfaction, people management and cross targets with other departments.

12.2. Describe the rules, policies and practices related to stockholders’ meetings, indicating:

a) call notice terms

According to Article 124, item II of Brazilian Corporate Law, the term for the first call for the stockholders’ meetings of publicly-held companies is fifteen days before the date of the meeting and, for the second call, eight days.

b) duties

It is incumbent upon the Stockholders’ Meeting to:

•	amend the bylaws;

•	appoint, elect and remove members of the Board of Directors;

•	appoint the members of the Fiscal Council;

•	resolve upon the financial statements and the distribution and investment of profits;

•	resolve upon the management report and the accounts of the Executive Board;

•	establish the annual aggregate compensation of the members of the Board of Directors and the Executive Board;

•	change the capital, provided that the authority of the Board of Directors to change the capital up to the limit of the authorized capital is observed, regardless of a statutory reform;

•	resolve upon mergers, takeovers and spin-offs or any other forms of corporate restructuring involving;

•	resolve upon retained earnings or the allocation to reserves; and

•	resolve upon stock option plans of shares issued by the Issuer or its subsidiaries.

c) addresses (street or electronic) where the documents related to the stockholders’ meeting will be available to stockholders for analysis

The documents to be analyzed at the stockholders’ meetings are available to Shareholders on the Issuer’s investor relations website (www.itau.com.br/investor-relations), as well as on the website of the Brazilian Securities Commission (CVM) (http://www.cvm.gov.br) or on the website of BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of these documents via the e-mail address investor.relations@itau-unibanco.com.br.

d) identification and management of conflicts of interest

According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, shareholders cannot vote in meetings that are intended to resolve upon appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for the damages caused, and (iii) being required to transfer to the Issuer any advantages obtained.

189

e) request for proxies by management for the exercise of voting rights

The availability of proxies was enabled by us according to Attachment 23 to CVM Instruction No. 481/09 for the sole purpose of offering an additional mechanism to facilitate the attendance of shareholders at the meetings. For the meetings held during the last three years, the proxy request was fully funded by us.

f) formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer accepts proxies granted by stockholders via electronic means

The shareholders can be represented in stockholders’ meetings by a proxy under the terms of Article 126 of Brazilian Corporate Law (we clarify it is not necessary for the corporate shareholder's proxy to be a shareholder, a Company’s administrator, or an attorney), provided that the proxy is bearing an identity document and the following documents that evidence the validity of their proxy (for documents issued overseas, the respective sworn translation, certified by the local consulate is required):

a) Legal entities – notarized copy of the Bylaws of the legal entity it represents, evidence of the election of management members and the respective proxy with notarized signature.

b) It is not necessary for the corporate shareholder's proxy to be a shareholder, an administrator of the Issuer, or an attorney).

In order to facilitate the works, we suggest the Stockholders represented by proxies to send a copy of the above listed documents at least 48 hours prior to the meeting, by mail or courier, to the following address:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or for e-mail to drinvest@itau-unibanco.com.br.

For the fourth consecutive year, we also maintain an electronic platform, through which an electronic proxy can be granted for the Stockholders’ Meetings.

g) maintenance of forums and pages on the Internet designed for receiving and sharing comments of shareholders on the meetings’ agendas

We do not maintain forums and pages on the Internet designed for receiving and sharing comments of shareholders on the meetings’ agendas. However, we do have a channel on the investor relations website (www.itau.com.br/investor-relations) where shareholders can make suggestions, comments, and questions directly to the Board of Directors via the link “Contact IR” at the Investor Relations site (http://www.itau.com.br/investor-relations/itau-unibanco/contact-ir). In the subject field, option “Suggestions to the Board of Directions for the Stockholders’ Meeting” should be chosen.

h) live broadcast of the meetings via video or audio

We do not have a system for live broadcasting of video and/or audio of stockholders’ meetings.

i) mechanisms designed to allow for the inclusion of proposals made by stockholders in the agenda

We promote public meeting for investors, analysts and stockholders to interact with senior management and discuss strategies for making investment decisions. Thus, in these meetings, stockholders have the opportunity to manifest, make comments and suggestions to management, even on topics that they would like to see discussed at general meetings.

Stockholders can also contact us to formulate proposals to the management via the Investor Relations site (http://www.itau.com.br/investor-relations).

190

In April 2015, CVM issued the Instruction No. 561, which amends Instructions No. 480 and No. 481 and provides for the participation of shareholders in certain annual meetings and the procedures to be adopted for remote voting. The new provisions will be in effect for the Issuer from January 1, 2016.

12.3. In a table, please inform the dates and newspapers of the publication of:

Fiscal Year	Publication	Newspaper - State	Dates

12/31/2014	Financial Statements	Diário Oficial do Estado (Official Gazette) - State of São Paulo	02/26/2015

		Valor Econômico - State of São Paulo	02/26/2015

	Call for the Annual Stockholders’	Diário Oficial do Estado	03/28/2015
	Meeting that analyzed the Financial Statements	(Official Gazette) - State of São Paulo	03/31/2015
04/01/2015

		Valor Econômico - State of	03/30/2015
		São Paulo	03/31/2015
04/01/2015

	Minutes of the Annual Stockholders’ Meeting that analyzed Financial Statements	Diário Oficial do Estado (Official Gazette) - State of São Paulo

Valor Econômico - State of São Paulo

12/31/2013	Financial Statements	Diário Oficial do Estado (Official Gazette) - State of São Paulo	02/25/2014

		Valor Econômico - State of São Paulo	02/25/2014

	Call for the Annual Stockholders’ Meeting that analyzed the Financial Statements	Diário Oficial do Estado (Official Gazette) -	04/02/2014
		State of São Paulo	04/03/2014
04/04/2014

		Valor Econômico - State of São Paulo	04/02/2014
04/03/2014
04/04/2014

191

	Minutes of the Annual Stockholders’ Meeting	Diário Oficial do Estado (Official Gazette) -	07/08/2014
	that analyzed Financial Statements	State of São Paulo	07/08/2014

		Valor Econômico - State of São Paulo	07/08/2014

12/31/2012	Financial Statements	Diário Oficial do Estado (Official Gazette) - State of São Paulo	02/26/2013

		Valor Econômico - State of São Paulo	02/26/2013

	Call for the Annual Stockholders’	Diário Oficial do Estado	04/04/2013
	Meeting that analyzed the Financial Statements	(Official Gazette) - State of São Paulo	04/05/2013
04/06/2013

		Valor Econômico - State of São Paulo	04/04/2013
04/05/2013
04/08/2013

	Minutes of the Annual Stockholders’	Diário Oficial do Estado	08/30/2013
	Meeting that analyzed the Financial Statements	(Official Gazette) - State of São Paulo

		Valor Econômico - State of São Paulo	08/30/2013

12.4. Describe the rules, policies and practices related to the board of directors, indicating:

a) frequency of meetings

The Board of Directors will meet ordinarily eight (8) times a year and, extraordinarily, whenever corporate interests so demand. In 2014, the Board of Directors met fifteen times.

b) if applicable, the provisions in the stockholders’ agreement that place restrictions or conditions on the exercise of the voting rights of the members of the board

The Stockholders’ Agreement provides that the members appointed as established therein will always vote jointly on certain matters.

192

c) the rules for identifying and managing conflicts of interest

According to the Internal Rules of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with ours. Each member must communicate to the Board of Directors any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion on each topic. In the first meeting after the act of their election, the elected member must inform the other members of the Board of: (a) the main activities they carry out outside Itaú Unibanco Holding; (b) participation in the boards of other companies; and (c) business relationships with companies of the Itaú Unibanco Conglomerate, including the provision of services to these companies. This information must be provided on an annual basis and whenever a new event that requires the updating of this information occurs. The members of the Board can only participate in up to four (4) Boards of Directors of companies that are not owned by a single economic conglomerate. The exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If the member of the Board or company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be carried out under market conditions; (b) if it is not a usual transaction or service provision, reports must issued by reputable companies confirming that the transaction was carried out under market conditions; and (c) the transaction must be reported to and conducted by the Related Parties Committee, the Superintendence of Ethics and Ombudsman or the channels that are usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed.

12.5. If applicable, please describe the commitment clause contained in the Bylaws for settling conflicts between stockholders and between stockholders and the issuer by means of arbitration

Not applicable.

12.6 - With respect to each member of the issuer’s Board of Directors whose reelection will be proposed by the controlling shareholder, please find below the following information:

Members of the Board Of Directors

Name	Pedro Moreira Salles
Age	55
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elective office held	Chairman of the Board of Directors (non- executive member)
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Chairman of the Strategy Committee Chairman of Nomination and Corporate Governance Committee Chairman of the Personnel Committee Chairman of the Compensation Committee
Nominated by the controlling shareholder	Yes

Name	Alfredo Egydio Arruda Villela Filho
Age	45
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elective office held	Vice Chairman of the Board of Directors (non- executive member)
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Nomination and Corporate Governance Committee Member of the Compensation Committee
Nominated by the controlling shareholder	Yes

193

Name	Roberto Egydio Setubal
Age	60
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elective office held	Vice Chairman of the Board of Directors (executive member) and Chief Executive Officer
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Member of the Strategy Committee
Other positions held or functions currently performed at the Issuer	Member of the Capital and Risk Management Committee
Member of the Personnel Committee
Nominated by the controlling shareholder	Yes

Name	Alfredo Egydio Setubal
Age	56
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Elective office held	Member of the Board of Directors
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Member of the Disclosure and Trading Committee
Other positions held or functions currently performed at the Issuer	Member of the Nomination and Corporate Governance Committee
Member of the Capital and Risk Management Committee
Member of the Personnel Committee
Nominated by the controlling shareholder	Yes

194

Name	Candido Botelho Bracher
Age	56
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elective office held	Member of the Board of Directors (executive member) and Managing Vice President
Date of election	04/29/2015
Date of investiture	01/07/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Capital and Risk Management Committee
Member of the Strategy Committee
Nominated by the controlling shareholder	Yes

Name	Demosthenes Madureira de Pinho Neto
Age	55
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	847.078.877-91
Elective office held	Member of the Board of Directors (non- executive member)
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Capital and Risk Management Committee
Member of the Nomination and Corporate Governance Committee
Nominated by the controlling shareholder	Yes

Name	Gustavo Jorge Laboissière Loyola
Age	62
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elective office held	Member of the Board of Directors (independent member)
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Capital and Risk Management Committee
Member of the Related Parties Committee
Nominated by the controlling shareholder	Yes

195

Name	Henri Penchas
Age	69
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elective office held	Member of the Board of Directors (non- executive member)
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Member of the Strategy Committee
Other positions held or functions currently performed at the Issuer	Member of the Nomination and Corporate Governance Committee
Member of the Compensation Committee
Nominated by the controlling shareholder	Yes

Name	Nildemar Secches
Age	66
Profession	Mechanical Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	589.461.528-34
Elective office held	Member of the Board of Directors (independent member)
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Strategy Committee
Member of the Personnel Committee
Chairman of the Related Parties Committee
Nominated by the controlling shareholder	Yes

Name	Pedro Luiz Bodin de Moraes
Age	58
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elective office held	Member of the Board of Directors (independent member)
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Chairman of the Capital and Risk Management Committee Member of the Compensation Committee Member of the Related Parties Committee
Nominated by the controlling shareholder	Yes

196

Name	Ricardo Villela Marino
Age	41
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elective office held	Member of the Board of Directors (executive member)
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Strategy Committee
Nominated by the controlling shareholder	Yes

Name	Fábio Colleti Barbosa
Age	60
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	771.733.258-20
Elective office held	Member of the Board of Directors (independent member)
Date of election	29/04/2015
07/01/2015
Term of office	Annual
Member of the Strategy Committee
Other positions held or functions currently performed at the Issuer	Member of Nomination and Corporate Governance Committee
Member of the Personnel Committee
Nominated by the controlling shareholder	Yes

Members of the Fiscal Council

Name	Alberto Sozin Furuguem
Age	72
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	046.876.477-15
Elective office held	Effective Member of the Fiscal Council
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	Yes

Name	Iran Siqueira Lima
Age	72
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	035.001.957-68
Elective office held	Effective Member of the Fiscal Council
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	Yes

197

Name	João Costa
Age	64
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	476.511.728-68
Elective office held	Alternate Member of the Fiscal Council
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	Yes

Name	José Caruso Cruz Henriques
Age	67
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	372.202.688-15
Elective office held	Alternate Member of the Fiscal Council
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	Yes

Name	Luiz Alberto de Castro Falleiros
Age	58
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	024.351.769-80
Elective office held	Effective Member of the Fiscal Council
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

198

Name	Carlos Roberto de Albuquerque Sá
Age	65
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	212.107.217-91
Elective office held	Alternate Member of the Fiscal Council
Date of election	04/29/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

Members of the Executive Board

Name	Claudia Politanski
Age	44
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	132.874.158-32
Elective office held	Managing Vice President
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer
Nominated by the controlling shareholder	No

Name	Eduardo Mazzilli de Vassimon
Age	56
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	033.540.748-09
Elective office held	Managing Vice President
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee
Nominated by the controlling shareholder	No

Name	Alexsandro Broedel Lopes
Age	40
Profession	Accountant
Individual Taxpayer’s Registry (CPF) number or passport number	031.212.717-09
Elective office held	Executive Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee
Nominated by the controlling shareholder	No

199

Name	Eduardo Hiroyuki Miyaki
Age	42
Profession	Civil Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	159.822.728-92
Elective office held	Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

Name	Emerson Macedo Bortoloto
Age	37
Profession	Information Technologist
Individual Taxpayer’s Registry (CPF) number or passport number	186.130.758-60
Elective office held	Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

Name	Marcelo Kopel
Age	50
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	059.369.658-13
Elective office held	Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Chairman of the Disclosure and Trading Committee Investor Relations Officer
Nominated by the controlling shareholder	No

200

Name	Rodrigo Luís Rosa Couto
Age	39
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	882.947.650-15
Elective office held	Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

Name	Wagner Bettini Sanches
Age	44
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	114.032.758-58
Elective office held	Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

Name	Matias Granata
Age	40
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	228.724.568-56
Elective office held	Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

Name	Adriano Cabral Volpini
Age	42
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	162.572.558-21
Elective office held	Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

201

Name	Cláudio José Coutinho Arromate
Age	49
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	991.173.127-87
Elective office held	Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

Name	Leila Cristiane Barboza Braga de Melo
Age	43
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	153.451.838-05
Elective office held	Executive Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee
Nominated by the controlling shareholder	No

Name	Álvaro Felipe Rizzi Rodrigues
Age	38
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	166.644.028-07
Elective office held	Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee
Nominated by the controlling shareholder	No

Name	José Virgilio Vita Neto
Age	36
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	223.403.628-30
Elective office held	Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

202

Name	Paulo Sergio Miron
Age	48
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	076.444.278-30
Elective office held	Executive Officer
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

Name	Marcio de Andrade Schettini
Age	50
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	662.031.207-15
Elective office held	General Manager
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

Name	Marco Ambrogio Crespi Bonomi
Age	58
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	700.536.698-00
Elective office held	General Manager
Date of election	04/30/2015
Date of investiture	07/01/2015
Term of office	Annual
Other positions held or functions currently performed at the Issuer	None
Nominated by the controlling shareholder	No

203

12.8 - With respect to each member of the Board of Directors, please find below the following information:

a) Curriculum vitae, comprising the following information:

I - Main professional experiences for the past five years, indicating:

• Company name

• Position and responsibilities inherent to the position

• Main activity of the company in which these functions were performed, mentioning the companies or organizations that are part of the economic group of (i) the issuer, or (ii) direct or indirect stockholders with an interest equal to or higher than 5% in a same class or type of the issuer’s securities

MEMBERS OF THE BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES

Professional experience:

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since January 2009 (non-executive director); Chairman of the Strategy, Nomination and Corporate Governance, Personnel and Compensation Committees since June 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2009 to April 2012.

Main activity of the company: Multiple bank, with portfolio investment

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors from 2004 to November 2008; Chief Executive Officer from April 2004 to November 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008

Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chairman of the Board of Directors from 2008 to April 2012; Member of the Board of Directors since 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Unibanco Holdings S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from April 2004 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010.

Main activity of the company: Communication and Information Technology.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A., Totvs S.A., and Porto Seguro S.A., in the positions specified above.

204

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Member of the Board of Directors since August 1995 and Vice-Chairman since May 2011; Chief Executive Officer and General Manager since September 2008; Chairman of the Ethics, Disclosure and Trading Committee from April 2005 to July 2015, Chairman of the Investment Policies Committee and Member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors since March 2003 (non-executive director); Member of the Disclosure and Trading Committee since May 2005; Member of the Nomination and Corporate Governance Committee since June 2009, Member of the Compensation Committee since February 2011, and of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from 2001 to March 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman of the Board of Directors since 2008; Member of the Personnel, Nomination and Corporate Governance Committee since November 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood by products, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Member of the Board of Directors from April 2004 to April 2010, Chairman of the Board of Directors from April 2009 to November 2009; and Vice-Chairman of the Board of Directors from April 2004 to April 2009 and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Member of the Board of Directors since April 1997; Vice-Chairman since January 2010; and Chairman from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009.

Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Academic Background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Duratex S.A., Elekeiroz S.A., and Itautec S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ROBERTO EGYDIO SETUBAL

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Executive Vice-Chairman since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director), Chief Executive Officer since March 2003, Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy and Personnel Committees since June 2009; Member of the Capital and Risk Management Committee since May 2008; Member of the Nomination and Compensation Committee from May 2005 to April 2009; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

205

Itaú Unibanco S.A.: CEO from April 1994 to March 2015; General Manager from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003.

Banco Itaú BBA S.A.: Chairman of the Board of Directors since February 2003.

Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: C.E.O. from November 2008 to April 2010.

Main activity of the company: Multiple-service bank.

Itauseg Participações S.A.: Chairman of the Board of Directors since July 2005; Chief Executive Officer from March 2005 to July 2008

Main activity of the company: Holding company.

Other: President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2000 and currently President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN); Member of the Board of the International Monetary Conference since 1994 and in 2010 he was elected President of the Institution; Member of the International Advisory Committee of The Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000; Member of the China Development Forum since 2010.

Academic Background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Unibanco – União de Bancos Brasileiros S.A. and Itauseg Participações S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO SETUBAL

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Vice-Chairman of the Board of Directors since September 2008; Member of the Ethics, Disclosure, and Trading Committee since August 2008, and of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive member); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and President from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009 and of the Accounting Policies Committee from May 2008 to April 2009; Member of the Personnel Committee and of the Capital and Risk Management Committee since April 2015.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Holding companies of non-financial institutions.

Itaú Unibanco S.A.: Managing Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Director from 1988 to 1993.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Others: National Association of Investment Banks – ANBID: Vice-President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker-Dealers – ADEVAL: Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies – ABRASCA: Member of the Management Board since 1999; Brazilian Institute of Investors Relations – IBRI: Member of the Board of Directors from 1999 to 2009; President of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art – MAM Financial Officer since 1992.

206

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getulio Vargas, with specialization course at INSEAD (France).

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., and Investimentos Bemge S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III- Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: CANDIDO BOTELHO BRACHER

Professional experience:

Itaú Unibanco Holding S.A.: General Manager since April 2015; Managing Vice President from August 2005 to April 2015; member of the Board of Directors since February 2009 (executive member); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee since June 2008; member of the Strategy Committee since April 2015.

Banco Itaú BBA S.A.: Member of the Board of Directors since February 2003; Chief Executive Officer since April 2005; Executive Vice-President from February 2003 to April 2005, in charge of the Commercial, Capital Markets, and Human Resources Policies areas.

Main activity of the company: Multiple bank, with investment portfolio

BM&F Bovespa S.A.: Member of the Board of Directors since April 2009.

Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013.

Academic Background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getulio Vargas in 1980.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., BM&F Bovespa S.A. and Companhia Brasileira de Distribuição, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

207

Name: DEMOSTHENES MADUREIRA DE PINHO NETO

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012 (non-executive director).

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Director from November 2008 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple bank, with portfolio investment.

Unibanco – União de Bancos Brasileiros: Vice-President from July 2005 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Director from August 2002 to July 2005.

ANBID: Vice-President from 2000 to 2003.

Dresdner Asset Management: Chief Executive Officer from November 1999 to 2002.

Banco Central do Brasil: Director of International Affairs from 1997 to March 1999.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Professor of Economics and Finance at FGV-SP, PUC-RJ and INSPER / IBEMEC SP: from 1991 to 2004.

Academic Background: Bachelor and Master´s degree in Economics from PUC-RJ and PhD in Economics from University of California, Berkeley.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

208

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2006 (independent director); Chairman of the Audit Committee since September 2008; Member of the Audit Committee from May 2007 to September 2008; Member of the Capital and Risk Management Committee since May 2008 and of the Related Parties Committee since April 2013; President of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003

Main activity of the company: Consultancy

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998

Main activity of the company: Consultancy on Economics

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992

Academic Background: Bachelor´s degree in Economics from Universidade de Brasília in 1979, Ph.D. in Economics from Fundação Getulio Vargas (RJ) in 1983.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

209

Name: HENRI PENCHAS

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Executive Vice-President since April 2009; Executive Director from December 1984 to April 2008; Investor Relations Officer and Member of the Ethics, Disclosure and Trading Committee from 1995 to April 2008 and since April 2009; Member of Investment Polices and Accounting Polices Committees from August 2008 to April de 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since March 2003 and of the International Advisory Board from March 2003 to April 2009; Senior Vice-President from March 2003 to May 2008. Member of the Compensation Committee since February 2011; Member of the Strategy and of the Appointments and Corporate Governance Committees since June 2009; Member of the Disclosure and Trading Committee from May 2005 to April 2009; and Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Member of the Board of Directors from April 1997 to March 2003; Senior Vice-Chairman from April 1997 to April 2008; Executive Vice-Chairman from April 1993 to March 1997, Executive Director from 1988 to 1993 in charge of the Economic Control Area

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors since February 2003; Vice-Chairman of the Board of Directors from February 2003 to April 2009.

Main activity of the company: Multiple bank, with investment portfolio.

Duratex S.A.: Effective Member of the Board of Directors and Member of the Audit Committee and of the Risk Management Committee since April 2013; Chief Executive Officer from August 2009 to April 2013 and General Director from April to August 2009; Member of the Disclosure and Trading Committee since December 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Effective Member of the Board of Directors since April 2013.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A. – Itautec Group: Effective Member of the Board of Directors, Chief Executive Officer and Member of the Disclosure Committee since April 2013.

Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Academic Background: Bachelor´s degree in Mechanical Engineering from Universidade Mackenzie in 1968 and post-graduate degree in Finance from Fundação Getulio Vargas.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Duratex S.A., Elekeiroz S.A. and Itautec S.A. – Itautec Group, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

210

Name: NILDEMAR SECCHES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012 (independent director); Member of the Strategy Committee since April 2012 and Member of the Related Parties and Personnel Committees since April 2013.

Main activity of the company: Holding company.

WEG S.A.: Vice-Chairman of the Board of Directors since 1998.

Iochpe-Maxion: Vice-Chairman of the Board of Directors since 2004.

Ultrapar S.A.: Member of the Board of Directors since April 2002.

Main activity of the company: distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: Member of the Board of Directors since May 2008.

BRF – Brasil Foods: Chairman of the Board of Directors from April 2007 to April 2013.

Main activity of the company: food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: food industry.

Grupo Iochpe-Maxion: Corporate General Director from 1990 to 1994.

Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Academic background: Bachelor’s degree in Mechanical Engineering from Universidade de São Paulo (USP) of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas (SP).

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., BRF – Brasil Foods, Weg S.A., Suzano Papel e Celulose, Iochpe-Maxion and Ultrapar S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

211

Name: PEDRO LUIZ BODIN DE MORAES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since November 2008 (independent director); Member of the Capital and Risk Management Committee since June 2009; Member of the Remuneration Committee since April 2012 and Member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from April 2003 to August 2009.

Main activity of the company: multiple-service bank, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991.

Main activity of the company: development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: RICARDO VILLELA MARINO

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011; Member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2008 (executive member); member of the Personnel Committee from August 2009 to April 2015, of the Capital and Risk Management Committee from June 2008 to April 2009, and of the Strategy Committee since June 2010.

Itaú Unibanco S.A.: Executive Vice-President since April 2010; Executive Director from September 2006 to April 2010; Senior Managing Director from April 2005 to August 2006; Managing Director from April 2004 to April 2005.

Main activity of the company: multiple-service bank, with commercial portfolio.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramic and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: manufacturing of intermediaries for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

212

Other: Federación Latino Americana de Bancos FELABAN: President from 2008 to 2010.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Duratex S.A., Elekeiroz S.A. and Itautec S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

FÁBIO COLLETTI BARBOSA

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015; member of the Personnel, Appointments and Corporate Governance and Strategy Committees since April 2015.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: CEO from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors.

Insper - Instituto de Ensino e Pesquisa: Member of the Decision-Making Council.

UN Foundation (United Nations Foundation – USA): Member of Board.

Instituto Empreender Endeavor: Member of Board.

Almar Participações S.A.: Member of Board.

Vox Capital – Investimentos: Member of Board.

Academic background: Bachelor’s Degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from Institute for Management and Development, Lausanne.

213

MEMBERS OF THE FISCAL COUNCIL

Name: ALBERTO SOZIN FURUGUEM

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2006, Alternate Member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Central Bank of Brazil Economist, head of the Economics Department (1981/1983), Director (1985), Delegate in São Paulo (1991/1992) and Bookkeeper (1963/1966).

Ministry of Finance: Advisor to the Minister (Mário Henrique Simonsen term of office).

Government of the State of Rio de Janeiro: Director of the Development Bank (1975/1979) and Director of the Central Bank of Brazil (1985).

Academic background: Bachelor’s degree in Economics; post-graduate degree from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

214

Name: IRAN SIQUEIRA LIMA

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since March 2003.

Main activity of the company: Holding company.

Central Bank of Brazil: Career employee from 1967 to 1993, where he held many positions, of which the following stand out: Deputy Head of the Capital Markets Inspection Department (1976/1979), Head of the Capital Markets Department (1979/1984), Director of the Capital Markets Area (1984), Director of the Inspection Area (1985), Regional Delegate in São Paulo-SP (1991 and 1993).

Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period in which he took away a license from the Central Bank of Brazil. In that same period (1986/1988), he founded an advisory services office in the capital markets area, where he held the position of Managing Partner from 1987 to June 1988. In July 1988, he returned to the Federal Government to carry out the duty of Secretary of Budget and Control over Government Companies (SEST) (July 1988 to March 1990); from May 1991 to December 1992, he held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A.; member of the Board of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telesp – Telecomunicações de São Paulo and Telebrás. Since 1972, he has taught subjects related to the Accounting and Finance areas in the following Universities: AEUDF, UNB, USP, and in the MBA courses of FIPECAFI.

Academic background: Bachelor’s degrees in Economics from UERJ (1969) and in Accounting from AEUDF (1973), Mr. Lima holds a post-graduate degree in Economics Engineering and Industrial Administration from Universidade Candido Mendes (1971), and a master’s degree and PhD in Accounting and Comptrollership from Universidade de São Paulo (USP) (1976 and 1998, respectively).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

215

Name: JOÃO COSTA

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternate member of Fiscal Council since April 2009.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since May 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

FEBRABAN – Brazilian Federation of Bank Associations: Effective member of the Fiscal Council from April 1997 to August 2008.

FENABAN – Brazilian Federation of Banks: Effective member of the Fiscal Council from April 1997 to August 2008.

IBCB – Brazilian Institute of Banking Science: Effective member of the Fiscal Council from April 1997 to August 2008.

State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with specialization in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

216

Name: JOSÉ CARUSO CRUZ HENRIQUES

Professional experience:

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since April 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaucard S.A.: Officer from December 1999 to April 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Officer from April to October 2000.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Corhen Serviços Ltda.: Executive President since 2003.

Academic background: Law degree from Universidade de São Paulo (USP) in 1971 and post-graduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and BFB Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: CARLOS ROBERTO DE ALBUQUERQUE SÁ

Professional experience:

Itaú Unibanco Holding S.A.: alternate member of the Fiscal Council since July 2015.

Principal activity of the company: holding company.

Castrol do Brasil Ltda.: Financial Director from March 1991 to December 1994.

Principal activity of the company: Manufacture of basic petrochemicals.

Schlumberger Serviços de Petróleo Ltda.: Financial Controller from March 1986 to December 1988.

Principal activity of the company: Activities supporting oil and natural gas exploration.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Principal activity of the company: Engineering Services.

KPMG Auditores Independentes: Director from March 2003 to December 2010.

Principal activity of the company: Accounting and tax auditing and consultancy activities.

Marfrig S.A.: Alternate Fiscal Councilor from March 2011 to October 2012.

Principal activity of the company: Consultancy activities in corporate management except consultancy of a specific nature.

217

Net Serviços de Comunicação S.A.: Risks Director from March 1999 to December 2002.

Principal activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Director from March 1995 and December 1998.

Principal activity of the company: Steel making.

Academic Background: Graduated in Economics from Candido Mendes in 1973. Graduated in Accounting Sciences from Moraes Júnior in 1981, Post Graduate degree in Finance from PUC/RJ in 1995.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: LUIZ ALBERTO DE CASTRO FALLEIROS

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2012.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Effective member of the Fiscal Council from April 2010 to April 2012.

Main activity of the company: Holding company.

Universidade Tiradentes: Member of the Board of Directors and Coordinator of the Audit Committee since January 2009.

Perfipar: Consulting advisor since October 2011.

Banco Indusval: Effective member of the Fiscal Council from April 2010 to April 2012.

Total Agroindústria Canavieira: Effective member of the Fiscal Council since August 2011.

AES Tiete; Tupy S.A.; Instituto Energia e Meio Ambiente: Alternate member of Fiscal Council since April 2010.

Other: FASCE Assessoria e Consultoria Empresarial S/C Ltda.; partner since April 2000.

Banco Alfa de Investimento S.A.: General Manager/Commercial Director from May 1998 to February 2000.

SABESP: Superintendent of Market Relations from May 1997 to April 1998.

Banco ABC-Roma S.A.: Deputy Investment and Underwriting Director from September 1991 to June 1996.

Banco Multiplic S.A.: Underwriting and Investment Analysis Manager from May 1986 to September 1991.

Cia. Suzano de Papel e Celulose: Analysis Coordinator from October 1984 to April 1986.

Academic background: Bachelor’s degree in Economics from the Universidade Estadual de Campinas (UNICAMP) in 1978; MBA in Finance from FACAMP in 2004.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., Itaúsa – Investimentos Itaú S.A. and Banco Indusval, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

218

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

AUDIT COMMITTEE

GERALDO TRAVAGLIA FILHO

Professional Experience:

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from November 01, 2010 to July 31, 2012; Member of the Audit Committee since January 2013.

Main activity of the company: Financial holding.

Itaú Unibanco S.A.: Chief Executive Officer from November 2008 to April 2009.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BBA S.A.: Chief Executive Officer from November 2008 to January 2010.

Main activity of the company: Multiple-service banking, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010.

Main activity of the company: Provision of credit and debit card payment transaction services.

Unibanco – União de Bancos Brasileiros S.A.: Corporate Vice Chairman from April 2004 to April 2009, subordinated to the Planning, Control and Accounting, Investor Relations, Investment, Technology and Operations, Fraud Prevention, Supply and Engineering and Process departments. He was also as an Executive Officer and worked on the integration of Banco Nacional and in the Products and Marketing – Retail Banking, Internet Banking and Controllership departments and Planning, Accounting and Control Officer from 1990 to 1994.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Business Administration from Universidade de São Paulo (USP) in 1979 and specialization in Bank Management from the Wharton School of the University of Pennsylvania in 1992.

II - Indication of all management positions he holds or has held in publicly-held companies:

Itaú Unibanco Holding S.A. and Redecard S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him from the performance of any professional or commercial activity - NO

ANTONIO FRANCISCO DE LIMA NETO

Professional experience:

Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015.

Principal activity of the company: holding company.

Banco Fibra: Chairman from August 2009 to October 2013.

Principal activity of the company: Universal bank with commercial portfolio.

Banco do Brasil: Chairman from December 2006 to April 2009; Vice President for Retail and Distribution from July 2005 to December 2006; Vice President for International and Wholesale Businesses from November 2004 to July 2005; Commercial Director from September 2001 to November 2004; Senior Executive Manager for the Commercial Department from July 2000 to September 2001; State Senior Manager for the state of Tocantins from May 1999 to May 2000; Regional Senior Manager for the city of Belo Horizonte from January 1997 to May 1999. Principal activity of the company: Universal bank with a commercial portfolio.

219

Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009; FEBRABAN – Brazilian Federation of Banks: Member of the Board of Director from 2006 to 2009; BB Securities: Member of the Board of Directors from 2004 to 2005; Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005; Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009; BB Previdência: Member of the Board of Directors from 2000 to 2007.

Academic Background: Studying Master’s Degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for Directors (2014); Post Graduate Lato Sensu course in Marketing from PUC Rio de Janeiro (2001); MBA Formation for Executives from Fundação Dom Cabral (1997); Graduated in Economic Sciences from the Universidade Federal de Pernambuco (1996).

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

DIEGO FRESCO GUTIERREZ

Professional Experience:

Itaú Unibanco Holding S.A.: Member of the Audit Committee since March 2014.

Main activity of the company: Holding company.

Independent consultant for complex financial reporting matters, particularly for companies with shares registered in both Brazil and the United States, since June 2013.

PricewaterhouseCoopers – São Paulo, State of São Paulo, as partner in Capital Markets Accounting Advisory Services Partner from 2000 to June 2013.

PricewaterhouseCoopers – Montevidéu, Uruguay, as Senior Manager Assurance from 1998 to 2000.

PricewaterhouseCoopers – National Technical Office, Stanford, United States, as Senior Manager, tour in the technical office of PwC in the United States from 1997 to 1998.

PricewaterhouseCoopers – Montevidéu, Uruguay, as Trainee to Senior Manager from 1990 to 1997.

Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, Uruguay, 1994; Certified Public Accountant - “CPA” in the United States for the State of Virginia since 2002 (Enrollment No. 27,245); Brazilian Institute of Corporate Governance – Member of the Commission of Corporate Governance in Financial Institutions since 2013; Brazilian Institute of Corporate Governance – Course for Members of Boards of Directors in 2013.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him from the performance of any professional or commercial activity - NO

220

LUIZ ALBERTO FIORE

Professional Experience:

Itaú Unibanco Holding S.A.: Member of the Audit Committee since February 2012.

Main activity of the company: Holding company.

Deloitte Touche Tohmatsu: Partner in the areas of External Audit and Corporate Finance between 1973 and 2010.

Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.

Deloitte do Brasil: Member of the Executive Committee and Board of Directors from 1987 to 2008.

Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.

Deloitte Corporate Finance: Member of the International Board – representative for Latin America from 1998 to 2005.

Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.

PriceWaterhouseCoopers: Independent Auditor from 1971 to 1973.

Main activity of the company: Auditing.

Universidade São Judas: Consultant since 2010.

Main activity of the company: Educational institution.

Coordination of services in processes of:

•	Privatization of the companies BNDES, Empresa Brasileira de Aeronáutica – EMBRAER, Light Serviços de Eletricidade S.A., Rede Ferroviária Federal, Centrais Elétricas do Pará S.A. – CELPA, ESCELSA – Espírito Santo Centrais Elétricas S.A., Cia. Nacional de Álcalis, Lloyd Brasileiro, Computadores Cobra, Telebrás;

•	Privatization processes carried out by the Central Bank of Brazil (BACEN) for Banco do Estado de Goiás S.A.

– BEG, Banco do Estado do Maranhão S.A. – BEM, Banco do Estado do Ceará S.A. – BEC and Banco do Estado de Santa Catarina S.A. – BEA;

•	Economic and financial evaluation and/or privatization for Banco do Estado de São Paulo S.A. – BANESPA, Banco do Estado da Bahia S.A. – BANEB, Banco do Brasil – Distribuidora de Títulos e Valores Mobiliários and Banco Cidade S.A.;

•	Court-supervised reorganizations, acting as trustee for Varig, Agrenco, Selecta, Infinity Group, Usinas Albertina, Nilza and Utilfértil.

Academic background: Bachelor’s degree in Business Administration from Universidade Católica (ESAN-PUC) in 1974 and Bachelor’s degree in Accounting from Universidade Mackenzie in 1976.

II - Indication of all management positions he holds or has held in publicly-held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him from the performance of any professional or commercial activity - NO

221

MARIA HELENA DOS SANTOS FERNANDES DE SANTANA

Professional Experience:

Itaú Unibanco Holding S.A.: She will become a Member of the Audit Committee in April 2014.

Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee.

FL Energia S.A.: Member of the Board of Directors.

Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee.

IFRS Foundation: Member of the Board of Trustees since January 2014.

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007.

She worked for the São Paulo Stock Exchange – BOVESPA from 1994 to 2006 initially in the Special Projects department and then as Executive Superintendent of Relationships with Companies from 2000 to 2006. In this position, she was responsible for the supervision of listed companies and for attracting new companies for the stock exchange. She was involved in the creations of the New Market and was responsible for its implementation.

Instituto Brasileiro de Governança Corporativa - IBGC (Brazilian Institute of Corporate Governance): Vice Chairman from 2004 to 2006 and Member of the Board of Directors since 2001.

International Organization of Securities Commissions – IOSCO: Chairman of the Executive Committee from 2011 to 2012.

Latin-American Roundtable on Corporate Governance (OECD / WB Group): Member since 2000.

Academic background: Economist graduate in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

II - Indication of all management positions she holds or has held in publicly-held companies:

Itaú Unibanco Holding S.A., Companhia Brasileira de Distribuição S.A. and Totvs S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified her from the performance of any professional or commercial activity - NO

222

SERGIO DARCY DA SILVA ALVES

Professional Experience:

Itaú Unibanco Holding S.A.: Member of the Audit Committee since February 2014.

Main activity of the company: Holding company.

Banco Santander S.A.: Member of the Audit Committee from October 2006 to March 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Commodities and Futures Exchange – BM&F: Member of the Standards Committee as Coordinator and Member of the Audit Committee since January 2007.

Consultant for trade associations and institutions that are part of the National Financial System or not.

Consultant for many institutions of the National Financial System as the legal entity Sergio Darcy Consultores Associados Ltda.

Central Bank of Brazil, employee approved in civil service examination. He took office in 1967 and worked in many positions, including: Officer Responsible for Standard Matters and Organization of the Financial System from September 1997 to April 2006; Head of the Standards Department of the Financial System from April 1991 to August 1997; Deputy Head of the Standards Department of the Financial System, responsible for the organization of the unit together with the former chairman Gustavo Loyola, who was then the Head of the Department, from March 1985 to March 1991; Coordinator of the Capital Markets Department in the Division of Authorizations for Financial Institutions until 1985.

Representative of the Central Bank of Brazil in Boards, commissions and work groups, such as: Committee of Regulation and Inspection of the Financial, Capital, Insurance, Pension and Capitalization Markets – COREMEC, composed of Chairmen, Superintendents and Officers, respectively, of the Central Bank of Brazil - BACEN, Brazilian Securities Commission – CVM, Pension Department – SPC and Superintendency of Private Insurance – SUSEP; Interministry Work Group of Microcredit and Microfinance – Ministry of Finance; Steering Council of the Brazilian Institute of Capital Markets; “Capital Markets” Work Group; “Capital Markets and Long-Term Savings Accounts” Work Group – Ministry of Finance, Ministry of Social Security and Social Welfare – Interministry Ordinance No. 17, of January 19, 2000; Commission responsible the Management of the Technical Cooperation Agreement between CADE (antitrust agency) and the Central Bank of Brazil (Administrative Board of Economic Protection – Ordinance No. 34218, of March 31, 2006); Work Group – “Financing of the Financial Housing System” – Ministry of Finance, Urban Development State Department, Central Bank of Brazil; National Private Insurance Board – CNSP – Law No. 8,201, of June 29, 1991; Board of Trustees of the Salary Variation Compensation Fund – FCVS – Ordinance of the Ministry of Finance No. 207, of August 18, 1995; Board of Trustees of the Government Severance Pay Fund – FGTS – Law No. 8,036, of May 11, 1990; Board of Trustees of the Social Development Fund – FDS – Law No. 8,677, of July 13, 1993; Pension Management Board - CGPC - Executive Order No. 1,114, of April 19, 1994; Permanent Commission for Housing Insurance – COSEHA - CNSP Resolution No. 24/87, of December 17, 1987; MERCOSUR – Representative of the Central Bank of Brazil in the Commission created in Sub-group IV of the Common Market Group, responsible for analyzing the matters related to the financial system and presenting related proposals.

Academic background: Bachelor’s degree in Economics from the School of Economics and Business Administration of the Universidade Federal do Rio de Janeiro – 1965/1968 and Bachelor’s degree in Accounting – Association of Unified Education of Brasília – AEUDF – 1975/1978.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Banco Santander S.A. and Commodities and Futures Exchange – BM&F, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

223

EXECUTIVE BOARD

MÁRCIO DE ANDRADE SCHETTINI

Itaú Unibanco Holding S.A.: General Manager since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Manager since April 2015; Managing Vice-President from November 2008 to April 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Vice-President from April 2004 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic Background: Bachelor’s degree in Engineering and master degree in Administration from Pontifícia Universidade Católica do Rio de Janeiro, where he specialized in mathematical models. He also attended the Owner and President Administration Program course at Harvard University.

MARCO AMBROGIO CRESPI BONOMI

Itaú Unibanco Holding S.A.: General Manager since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Manager since April 2015; Managing Vice-President from April 2007 to April 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

UNIBANCO – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic Background: Bachelor’s degree in Economics from FAAP – Fundação Armando Álvares Penteado-SP in 1978; Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

224

CLAUDIA POLITANSKI

Professional Experience:

Itaú Unibanco Holding S.A.: Executive Vice-President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since July 2013; Executive Officer from February 2010 to March 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer since March 2007; Officer from January 2005 to February 2007; Deputy Officer from June 2001 to December 2004.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo and LL.M. from the University of Virginia.

II - Indication of all management positions she holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified her for the performance of any professional or commercial activity - NO

225

EDUARDO MAZZILLI DE VASSIMON

Professional Experience:

Itaú Unibanco Holding S.A.: Executive Vice-President since April 2015; Executive Officer from March 2013 to April 2015. Member of the Disclosure and Trading Committee since April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990; he became Managing Vice President in January 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors since April 2003; Managing Vice President from April 2003 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors since April 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Vice Chairman of the Board of Directors since February 2013

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. - Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: - Lease operations.

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Economics from Universidade de São Paulo (USP) in 1980 and in Business Administration from Fundação Getúlio Vargas (FGV) in 1980; postgraduate degree from the São Paulo Business Administration School of Fundação Getúlio Vargas (EAESP/FGV) in 1982 and from École dês Hautes Études Commerciales, in France, in 1982.

II - Indication of all management positions he holds or has held in publicly-held companies:

Itaú Unibanco Holding S.A. and Investimentos Bemge S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

226

ALEXSANDRO BROEDEL LOPES

Professional Experience:

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; Member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2006, Officer from May 2012 to March 2015.

Main activity of the companies: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master’s and PhD programs. Main activity: Educational institution.

IFRS Foundation: Member of the Standards Advisory Council and the Education Advisory Group.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012. Main activity of the company: Regulatory agency of the securities market.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

Academic background: PhD in Controllership and Accounting from Universidade de São Paulo (USP), in 2001, Bachelor’s degree in Accounting from Universidade de São Paulo (USP), in 1997 and Bachelor’s degree in Law from Universidade de São Paulo (USP), in 2012.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Investimentos Bemge S.A. and Dibens Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

EDUARDO HIROYUKI MIYAKI

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since April 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer from April 2010 to August 2011, responsible for the internal audit activities since May 2010. He joined the conglomerate in 1996 where he worked in many positions in the Audit department, and until May 2009, he coordinated the activities of the Audit Superintendency of Treasury, Capital Markets, and Insurance and Pension.

Main activity of the company: Multiple-service banking, with commercial portfolio.

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Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, in Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a M.B.A. degree in Finance and International Business from Leonard Stern School of Business – New York University.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

EMERSON MACEDO BORTOLOTO

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since September 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: He joined the Conglomerate in July 2003, assuming positions in the Internal Audit Department. As Audit Superintendent, he was responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Also at the Itaú Unibanco Conglomerate, when he was in coordination and managerial positions, he was responsible for audits in the processes of information technology and retail credit analysis and granting.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Ernest & Young Auditores Independentes: Auditor from May 2001 to June 2003.

Main activity of the company: Consulting.

Banco Bandeirantes: Responsible for IT audit and operational process, from 1992 to 2001.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriça in December 2000. Postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo in December 2001. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Audit from FIPECAFI in 2008.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:
I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

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MARCELO KOPEL

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015; and Member of the Disclosure and Trading Committee since January 2014, being its President since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Officer since July 2014

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015.

Main activity of the company: - Lease operations.

Redecard S.A.: Executive Officer since May 2010.

Main activity of the company: Provision of credit and debit card payment transaction services.

Banco Credicard S.A.: Financial Officer from 2003 to 2006.

Main activity of the company: Multiple-service banking, without commercial portfolio.

Banco Citibank S.A.: Financial Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Financial Officer from 1992 to 1998 and in Latin America, from 1998 to 2002.

Bank of America: Financial Officer and Operations Officer from 2002 to 2003.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Investimentos Bemge S.A. and Dibens Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

RODRIGO LUÍS ROSA COUTO

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since December 2011; Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2013.

Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since November 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

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Central Bank of Brazil: Inspector from 1998 to 2003.

Academic background: Bachelor’s degree in Business Administration with emphasis in Finance from Universidade Federal do Rio Grande do Sul (1993-1997) and M.B.A., Finance Major, from the Wharton School of the University of Pennsylvania (2003-2005).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Dibens Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

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WAGNER BETTINI SANCHES

Professional Experience:

Itaú Unibanco Holding S.A.: He will become an Officer in April 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since April 2011. He joined the company as Analyst of the Company Market Advisory Department and held this position from 1996 to 1999; Coordinator of the Market Advisory Department from 1999 to 2000; Manager of the Market Advisory Department from 2000 to 2001. From 2003 to 2007, he worked as Superintendent of Credit to Legal Entities – Company Market. From 2007 to 2008, he worked as Commercial Superintendent of Real Estate Loans to Legal Entities and was responsible for the commercial relationship with developers from all over Brazil. In 2009, he became Superintendent of Real Estate Loans and Collection to Individuals and Legal Entities, responsible for the departments of the desk of loans to individuals, analysis of credit to legal entities, planning, project monitoring, collection management and operational collection and litigations.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BMG Consignado S.A.: Officer since October 2012.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from the Polytechnic School of Universidade de São Paulo, in 1996; postgraduate degree from the University of Michigan, Ross School Business, M.B.A. – completed with high distinction, with emphasis in finance and strategy, in 2003.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

MATIAS GRANATA

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A. : Officer since April 2014; Senior Manager for Market Risk from October 2010 to April 2014; Senior Manager for Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003.

Academic Background: Master of Arts – International Economic Policy. University of Warwick, UK. British Chevening Scholarship (2000-2001); Master’s degree in Economics. Universidad Torcuato Di Tella (UTDT), Argentina. (1998-2000) and Degree Course in Economics. Universidad de Buenos Aires (UBA), Argentina (1992-1997).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

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CLÁUDIO JOSÉ COUTINHO ARROMATTE

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since February 2015.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2015.

Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Officer from 2005 to April 2009 and from 2001 to 2004.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Casas Sendas Comércio e Indústria: Officer of the Logistics and Business Division of Gas Stations.

Rio de Janeiro Refrescos Ltda. (a company of the Coca-Cola System): He was responsible for production, sales and distribution from 1998 to 2001. He was Logistics and Distribution Manager. From 1993 to 1998, he was the Controllership Manager at Companhia Cervejaria Brahma (Current AmBev) and the Administrative Financial and Logistics Manager at the Fratelli Vita mineral water plant unit.

In 1997, he participated in the joint venture with Gessy Lever for the production, sale and distribution of teas (Lipton Ice Tea). He was responsible for the production, sale and distribution of sports drinks (Marathon).

He started his professional career in 1986 at White Martins Gases Industriais S.A. in Rio de Janeiro as a Coordinator of Distribution Systems in the Information Technology Management Department and left the company in 1993.

Academic background: Academic background: Bachelor’s degree in Electric Engineering and Master’s degree in System Control and Optimization from Pontifícia Universidade Católica do Rio de Janeiro.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction – NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied – NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

ADRIANO CABRAL VOLPINI

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since April 2012; Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from April 2012 to April 2013 and Officer since April 2013.

Main activity of the company: Lease operations.

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Academic background: Bachelor’s degree in Communication from Fundação Armando Álvares Penteado – FAAP in 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; M.B.A. in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Dibens Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction – NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied – NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

PAULO SERGIO MIRON

Itaú Unibanco Holding S.A.: Executive Officer since April 2015.

Main activity of the company: Holding company.

PricewaterhouseCoopers – São Paulo/SP: Partner from 1996 to 2015, he was the leading partner in the audit of large Brazilian financial conglomerates, such as: Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013).

Main activity of the company: Consulting, and accounting and tax audit.

PricewaterhouseCoopers – Brasília/DF: Partner from 2001 to 2008, and in the period from 2004 to 2008, he was also the leading partner of the government services area of PwC Brasil, and from 1997 to 2008, he was the leading partner of the banking area of PwC Brasil.

Main activity of the company: Consulting, and accounting and tax audit.

He was the coordinator of the financial institution training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and audit.

Academic background: Bachelor’s degree in Accounting Science from Universidade São Judas Tadeu – São Paulo and Economics from Universidade Mackenzie – São Paulo.

LEILA CRISTIANE BARBOZA BRAGA DE MELO

Professional Experience:

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015, Officer from February 2010 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law with emphasis in Corporate Finance and Capital Markets from IBMEC – Instituto Brasileiro de Mercado de Capitais, Fundamentals of Business Law - NYU - New York University.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

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b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction – NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied – NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

ÁLVARO FELIPE RIZZI RODRIGUES

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since April 2015; Member of Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Corporate Legal Matters, Corporate Paralegal Matters, Antitrust Legal Matters and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: He acted in the areas of corporation law and contract law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction – NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied – NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

JOSÉ VIRGILIO VITA NETO

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple bank with commercial portfolio

União de Bancos Brasileiros S.A.: He joined the bank in January 2001, working as a lawyer until June 2003, being responsible for the wholesale bank’s legal consulting area, particularly structured operations and real estate loans. From June 2003 to June 2008, he acted as Legal Manager, being responsible for the wholesale bank’s legal area, particularly structured operations, real estate loans, foreign exchange, derivatives and project financing, retail legal consulting and administrative and investigative proceedings, including a consumer protection body. From June 2008 to October 2009, he acted as Legal Superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, he acted as Legal Superintendent in the period from December 2009 to March 2011, being responsible for Retail Legal Consulting, litigation for major cases and class actions, management of appeals in Higher Courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple bank with commercial portfolio

Academic background: Bachelor’s degree from Universidade de São Paulo in 2000, he obtained a LL.M. degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006, and PhD in Civil Law – Contracts from Universidade de São Paulo in 2007.

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II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction – NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied – NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

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12.12 – Other Relevant Information – Additional Information to Item 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives twice removed between:

a)  Issuer’s management members

b)  (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c)  (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d)  (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies.

a)  Issuer’s management members: Alfredo Egydio Setubal (member of the Board of Directors and Executive Vice-President) is the brother of Roberto Egydio Setubal

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Alfredo Egydio Setubal (member of the Board of Directors and Executive Vice-President) is also management member of the following subsidiaries:

Management member	Subsidiary	Position	Body
Alfredo Egydio Setubal	Banco Itaú (Suisse) S.A.	Director	Board of Directors
	Banco Itaú International	Chairman	Board of Directors
	Itaú BBA International plc	Director	Board of Directors

c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group;

•  Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors and Executive Vice-President), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

•  Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, is in the Issuer’s controlling group; and

•  Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is in the Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies :

• Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

•  Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors and Executive Vice-President), together with their brother Ricardo Egydio Setubal, are in the management of parent company IUPAR – Itaú Unibanco Participações S.A;

•  Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors and Executive Vice-President), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

•  Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO), together with his brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa;

•  Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors) is in the management of parent companies Itaúsa – Investimentos Itaú S.A., Companhia Esa and IUPAR – Itaú Unibanco Participações S.A.;

•  Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa – Investimentos Itaú S.A.; and

•  Ricardo Villela Marino (member of the Board of Directors) is in the management of parent company Companhia Esa.

d)  (I) issuer’s management members and (II) management members of the issuer’s direct or indirect parent companies:

•  Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

•  Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of the parent company IUPAR – Itaú Unibanco Participações S.A.;

•  Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of the parent company Itaúsa – Investimentos Itaú S.A.;

•  Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO), together with his brother Ricardo Egydio Setubal, is in the management of the parent company Companhia Esa;

•  Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors) is in the management of parent companies Itaúsa – Investimentos Itaú S.A., Companhia Esa and IUPAR – Itaú Unibanco Participações S.A.;

•  Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa – Investimentos Itaú S.A.; and

•  Ricardo Villela Marino (member of the Board of Directors) is in the management of the parent company Companhia Esa.

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12.10 - With respect to the members of the Board of Directors and the Fiscal Council of the issuer, please find below the subordination, services provision or control relationships maintained for the last three years between them and:

a) issuer’s direct or indirect subsidiary

Except for management members Alfredo Egydio Arruda Villela Filho, Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes, all the others have management positions in subsidiary companies. In addition, the management member Candido Botelho Bracher is a party to a stockholder’s agreement relating to the shares of Banco Itaú BBA S.A.

b) issuer’s direct or indirect parent group;

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. Henri Penchas is a management member of Itaúsa, which is part of the Issuer’s controlling group as well as of other companies controlled by Itaúsa.

c) if relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people

None.

12.11. Describe the provision in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses supported by management members arising from indemnity for damages caused to third parties or the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions

In compliance with its policy, the Issuer has a civil liability insurance policy in effect for directors and officers (D&O), aimed at ensuring to the management members of the Issuer and its subsidiaries, under the policy terms, the payment or reimbursement of expenses if the personal assets of these management members are affected by their personal, joint or subsidiary liability as a result of lawsuits, administrative proceedings or arbitration procedures, including but not limited to, those of civil, labor, tax, consumer or pension nature, or because of the negligence of a corporate entity, related to the activities of the Issuer or its subsidiaries, as well as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the violation of federal, state and/or municipal laws and rules, or foreign rules or regulations, or rules or regulations that govern securities. The current policy establishes a maximum indemnity limit of US$150,000,000.00, subject to sublimits and deductibles for each item covered. The D&O insurance premiums paid on February 6, 2015, and maturing in November 2015, amounted to R$5,982,676.70, including Financial Operations Tax (IOF).

12.12. – Other relevant information

a)	On August 15, 2011, the Issuer voluntarily adhered to the Abrasca Code of Self-Regulation and Good Practices for Listed Companies (“Abrasca Code”) and practices the rules and principles established in the Code, except for the rules described in the items below (in accordance with item 1.4 of the Abrasca Code):

a) Regarding item 2.3.1, which establishes that the Board of Directors should be composed of at least 5 and at most 11 members, the Issuer clarifies that, in this case, a Board of Directors composed of 12 members is totally justifiable due to the variety, complexity and volume of its financial activities carried out in Brazil and abroad; and

b) Regarding item 2.3.5, which establishes that it is advisable that members do not take part in more than five boards of directors, the Issuer clarifies that, in accordance with the Issuer’s Internal Regulations of the Board of Directors, the members may only take part in at most four (4) boards of directors of companies that do not belong to the same economic conglomerate. However, this limit can be crossed upon approval of the Nomination and Corporate Governance Committee.

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b) Regarding the meeting held in the three (3) past years, we supply the following information:

Type of
Year	meeting	Date/Hour	Quorum
more than 90% common shares and 5%
2014	Extraordinary	04.23.2014 – 3:00p.m.	preferred shares
more than 90% common shares and 5%
	Extraordinary	04.23.2014 – 3:05p.m.	preferred shares
more than 90% common shares and 20%
	Annual	04.23.2014 – 3:10p.m.	preferred shares
more than 90% common shares and 5%
	Extraordinary	04.23.2014 – 3:15p.m.	preferred shares
more than 90% common shares and 3%
2013	Extraordinary	04.19.2013 – 3:00p.m.	preferred shares
more than 90% common shares and 18%
	Annual	04.19.2013 – 3:20p.m.	preferred shares
more than 90% common shares and 3%
	Extraordinary	04.19.2013 – 3:40p.m.	preferred shares
more than 2/3 of voting capital
2012	Extraordinary	04.20.2012 – 3:00p.m.	more than 2/3 of voting capital
more than 2/3 of voting capital
	Annual	04.20.2012 – 3:20p.m.

	Extraordinary	04.20.2012 – 3:40p.m.

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ITEM 13 – REMUNERATION OF DIRECTORS

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a) The objectives of the compensation policy or practice:

Compensation Policy

The objective of the Issuer’s compensation policy is to attract, compensate, retain and stimulate management in the conduction of its business, on a sustainable manner, within the risk limits and always in line with the stockholders’ interests.

At the time when the Issuer’s compensation policy is established, it takes into account the market practices, the Issuer’s strategy and the effective risk management over time, so as not to encourage behavior that increases risk exposure above the levels considered prudent.

In accordance with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation, which corresponds to the sum of fees approved at the Annual Stockholders’ Meeting and the statutory profit sharing, is consistent with the risk management policies of Itaú Unibanco Conglomerate, of which at least fifty percent (50%) of the variable compensation is paid through shares or stock-based instruments and is deferred for payment within at least three years. The deferred unpaid portion is subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

The management members are granted a benefit plan comprising health care plan, dental health care, private pension plan and life insurance, among others. The benefit plan may vary in accordance with the administrator.

For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

Partners Program

The Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for 3 and 5-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for 3 and 5-year terms. These Partners Shares will subsequently remain unavailable for 5 and 8-year terms as from the initial investment. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

As a result of the impacts related to Article 33 of Law No. 12,973/14 and the change in the recognition of the amounts granted to management members under the prior Partners Program (linked to the Stock Option Plan) for the 2009 to 2014 fiscal years, we clarify that the amounts related to the Partners Program for the 2014 fiscal year will be reported as part of the variable compensation. For the fiscal years prior to 2014, the tables will not be adapted to the new reality so as not to compromise the information adequately made available to stockholders in those years.

We clarify that the amounts granted to management members under the Partners Program, for the 2009 to 2014 fiscal years, have been recorded in the Issuer’s financial statements since their granting, as well as detailed in this item, in compliance with the rules applicable to these disclosures.

For illustrative purposes, from 2014 on, it will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recorded in the financial statements.

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Authorization of the Brazilian Securities and Exchange Commission

In order to comply with the Resolution on Compensation and based on CVM Instruction No. 10/80, on September 6, 2011 the Issuer was authorized by the CVM to transfer, on a private basis, its own treasury shares to its management members and the management members of its controlled companies. For the latter, the shares should be transferred directly and/or through the controlled companies, with the proposal being conditional upon approval by the Issuer’s General Meeting. Accordingly, the use of the Issuer’s preferred shares to compensate the management members of the Issuer and of the companies controlled by it was authorized at the Extraordinary Stockholders’ Meeting held on April 20, 2012.

Governance structure of compensation

The governance structure of compensation requires clear and transparent processes. Accordingly, in order to achieve the purposes mentioned above and aiming the best governance practices introduced in this country and abroad, as well as to ensure the balance of the Issuer’s risk management practices, the Issuer has a statutory Compensation Committee, subordinated to the Board of Directors, the main duties of which are: (a) to formulate the compensation policy, by proposing to the Board of Directors the various forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs; (b) to discuss, analyze and supervise the implementation and operation of current compensation models for Itaú Unibanco Conglomerate by discussing the general principles of the compensation policy for employees and providing recommendations to the Board of Directors regarding any adjustments or improvements; (c) to propose, to the Board of Directors, the aggregate compensation amount to management members to be submitted to the Annual Stockholders’ Meeting; and (d) to prepare, on an annual basis, the "Compensation Committee Report".

In addition to the Compensation Committee, the Appointments and Corporate Governance Committee is established, which also reports to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics relating of the Board of Directors and the Board of Officers. Accordingly, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors and of the Chief Executive Officer, and it should (i) recommend processes for assessment of the Board of the Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support to these assessments.

Additional Information

The Issuer offers a Stock Option Plan (“Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, enabling the alignment of the management members’ interests to those of the stockholders’, as they share the same risks and gains provided by the stock appreciation. For further details on the Stock Option, see sub items 13.4, 13.6, 13.7, 13.8, and 13.9.

b) Compensation composition, indicating:

i - Description of the compensation elements and the objectives of each one of them

Board of Directors

The annual compensation of the members of the Board of Directors is composed of:

(i)	monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);

(ii)	annual fixed compensation (stock-based compensation approved at the Annual Stockholders’ Meeting); and

(iii)	benefit plan (approved at the Annual Stockholders’ Meeting).

The maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of Law No. 6,404/76.

In the event that a member of the Board of Directors is also part of the Board of Officers of the Issuer or of its controlled companies, his/her compensation will be subject to the policy applicable to the Board of Officers as described below and in the tables of this item 13.

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Additionally, the members of the Board of Directors may be paid a variable compensation as resolved by the Compensation Committee. This variable compensation will be subject to the guidelines contained in the Resolution on Compensation and be limited as determined by the Annual Stockholders' Equity and by the limits set forth by Article 152 of Law No. 6,404/76.

Board of Officers

The annual compensation of the officers is composed of:

(j)    monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);

(ii)   annual variable compensation (fees approved at the Annual Stockholders’ Meeting and statutory profit sharing); and

(iii)  benefit plan (approved at the Annual Stockholders’ Meeting).

The maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of Law No. 6,404/76.

Regarding particularly those officers who are involved in internal control and risk areas, their compensation is calculated to attract qualified and experienced professionals and is determined irrespectively of the performance of each business area, so as not to give rise to any conflict of interest. However, even though they are not impacted by the results from the business areas, they are subject to any impact arising from the Issuer’s results.

Fiscal Council

The compensation of the members of the Fiscal Council is established at the Annual Stockholders’ Meeting. Pursuant to Article 162, paragraph 3 of Law No. 6,404/1976, this compensation cannot be lower, for each acting member, than 10% of the compensation assigned to each officer (i.e. not including benefits, representation allowances and profit sharing). Within the limits established by legislation, the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee is determined by the Board of Directors and is composed of:

(i)	monthly fixed compensation; and

(ii)	benefit plan.

For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Committees

The members of the Issuer’s other statutory or non-statutory committees are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to these committees.

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ii - The proportion of each element in the total compensation

For the Board of Directors, the monthly fixed compensation, the annual fixed compensation, the annual variable compensation and the benefits, in relation to the total compensation received, corresponded to 24%, 40%, 34% and 2%.

For the Board of Officers, the monthly fixed compensation, the variable compensation and the benefits, in relation to the total compensation received, corresponded to 7%, 92% and 1%.

For the members of the Fiscal Council, the monthly fixed compensation corresponded to 100% of the total compensation received.

For the Audit Committee, the monthly fixed compensation and benefits, in relation to the total compensation received, corresponded to 99% and 1%.

The aforementioned proportions include possible charges supported by the Issuer arising from the amounts paid, so that this information is in line with item 13.2.

iii - Calculation and adjustment methodology for each of the compensation elements

Fixed compensation (recorded as “Salary or management fees” in sub item 13.2)

The monthly fixed compensation is established in accordance with the position held and is based on internal equality, since all management members holding the same position earn the same monthly fixed compensation amount, also providing mobility of management members in the Issuer’s businesses. The compensation policy is established aiming at maintaining the competitivity in the market.

Regarding particularly the members of the Board of Directors, the monthly fixed compensation is in line with market practices and is frequently reviewed in order to attract qualified professionals.

The annual fixed compensation is paid in the Issuer’s preferred shares and takes into consideration the history, résumé, market conditions and other factors that may be agreed between the management member and the Issuer.

For the purpose of calculating the value of the shares used for the compensation paid in shares or stock-based instruments, the average quotation of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to the establishment of the price is used.

When the shares are effectively delivered to management members, they are also paid amounts corresponding to dividends and interest on capital calculated up to the delivery of shares to the management members, restated by the profitability rate of the Interbank Deposit Certificate (CDI). In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to management members as compensation.

Annual variable compensation (recorded as “Profit sharing” and “Stock-based compensation” in sub item 13.2)

The annual variable compensation takes into consideration the influence of three factors: the management member’s performance; results of the business area; and/or the Issuer’s results.

Regarding the annual variable compensation, 50% is paid in cash on demand and 50% is paid through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three 3 years, in the proportion of 1/3 of the amount due per year. For the 2014 fiscal year, for example, the shares related to the deferred portion will be received in 2016, 2017 and 2018.

For the purpose of calculating the value of the shares used for the 50% of the deferred variable compensation, the average quotation of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to the establishment of the price is used.

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When the shares are effectively delivered to management members in years 1, 2 and 3, they are also paid amounts corresponding to dividends and interest on capital calculated up to the delivery of the shares to the management members, restated by the profitability rate of the Interbank Deposit Certificate (CDI). In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to management members as compensation.

Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for 3 and 5-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for 3 and 5-year terms. These Partners Shares will subsequently remain unavailable for 5 and 8 -year terms as from the initial investment. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

Benefit plan (recorded as “Direct or indirect benefits” in sub item 13.2)

The benefit plan comprises health care plan, dental health care, private pension plan, and life insurance, among others. The benefit plan may vary in accordance with the administrator.

iv - Reasons that justify the composition of compensation

For members of the Board of Officers, the Issuer establishes variable compensation in shares, on a deferred basis, including the Partners Program, which is intended to align the risk management in the short, medium and long terms, in addition to providing benefits to officers in the same proportion as it benefits the Issuer and its stockholders.

When compared to the Board of Officers, the Issuer favors fixed compensation for the members of the Board of Directors. This model is intended not to bind the compensation paid to targets reached.

c) The main performance indicators that are taken into consideration in determining each compensation element:

The annual variable compensation (fees and profit sharing) represents a significant portion of the amounts paid to officers and is significantly influenced by performance indicators. The first performance indicator is the Issuer’s income. Subsequently the performance indicator taken into consideration is the performance of the business area. Finally, individual performance is assessed by taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators relating to goals in relation to the other areas of the Issuer.

For the Board of Officers, fixed compensation and the benefit plan represent the smallest portion of the total amount received by management members and are not affected by performance indicators.

For the Board of Directors, performance indicators are not taken into consideration.

d)	How the compensation is structured to reflect the evolution of performance indicators:

A significant portion of the total amount paid to management members is in the form of variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

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For the Board of Directors, performance indicators are not taken into consideration.

e) How the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

The annual variable compensation takes into consideration the influence of three factors: the management member’s performance; results of the business area; and/or the Issuer’s results, and is paid 50% in cash on demand and 50% through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

For the purpose of calculating the value of the shares used for the 50% of the deferred variable compensation, the average quotation of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to the establishment of the price is used.

In addition to being subject to the risk of variation in share price, the deferred portion is subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of the other suspension conditions set forth in the Program Regulation for 3 and 5-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for 3 and 5-year terms. These Partners Shares will subsequently remain unavailable for 5and 8-year terms as from the initial investment. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

Therefore, the variable compensation is paid in at least 3 and at the most 8 years, and during this period it is subject to the risk of variation in the Issuer’s preferred share price and to possible clawbacks based on the reduction in realized recurring net income of the Issuer or of the business area. This structure reflects the intention of aligning the risk management over time, in addition to providing benefits to management members based on performance in the proportion as it benefits the Issuer and its stockholders.

f) The existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), taking into consideration that the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies.

g) The existence of any compensation or benefit related to the occurrence of a certain corporate event, this as the disposal of the Issuer’s shareholding control:

There is no compensation or benefit – neither is it provided for in the Issuer’s compensation policy - related to the occurrence of a certain corporate event.

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13.2. With respect to the compensation recognized in the income or loss for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2015 - Annual amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	9.00	20.00	6.00	35.00
Annual fixed compensation	19,904,000	23,936,000	926,100	44,766,100
Salary or management fees	9,016,000	18,845,000	756,000	28,617,000
Direct and indirect benefits	275,000	851,000	N/A	1,126,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	10,613,000	4,240,000	170,100	15,023,100
Variable compensation	-	-	N/A	-
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	-	N/A	N/A
Post-employment benefits	317,000	1,350,000	N/A	1,667,000
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation	13,419,000	231,074,000	N/A	244,493,000

Total compensation	33,640,000	256,360,000	926,100	290,926,100

For the 2015 fiscal year, the proposal is for the Annual Stockholders’ Meeting to approve the aggregate compensation amount of R$290 million to be paid to the management bodies, regardless of the year in which the amounts were effectively attributed or paid. For the Fiscal Council, the proposal is for the Annual Stockholders’ Meeting to approve monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. The approved compensation amounts may be paid in local currency and in Issuer’s shares or in any other form the management finds convenient. The amounts will be paid in the proportions described in the table above.

We inform that the increase in the total compensation amount proposed for 2015 in relation to that proposed for 2014 takes into consideration: (i) budget projections and management expectation; (ii) the composition of the Board of Officers; and (iii) the inclusion of amounts to be granted under the Partners Program. For further information on the Partners Program, see item 13.1.

Also regarding the 2015 fiscal year, in addition to the amounts established at the Annual Stockholders’ Meeting, the members of the management bodies will receive statutory profit sharing, under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, limited to the annual compensation of management members or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are not included in the table above, which only shows the estimated separation of the compensation’s aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

The amounts related to the granting of stock options are not included in the table above, which only shows the estimated separation of the compensation’s aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting. For further information on the granting of simple options of the Plan, see sub items 13.4, 13.6, 13.7, 13.8, 13.9 and 13.16.

Note:

1.  (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be reflected in the field "Profit Sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Thus, the bonus item is not considered.

2.  (2) For 2015 the figures for the “Profit Sharing” (paid in cash) are not included in the table above, which only reflects the estimated breakdown of amounts included in the amount of the overall amount of compensation approved by the shareholders at the Annual Stockholders’ Meeting.

3.  Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

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Total compensation for 2014 - Annual amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	14.92	6.00	28.92
Annual fixed compensation	18,243,659	16,080,655	926,100	35,250,414
Salary or management fees	6,710,000	12,533,333	756,000	19,999,333
Direct and indirect benefits	229,386	727,322	N/A	956,708
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	11,304,273	2,820,000	170,100	14,294,373
Variable compensation	543,302	64,828,485	N/A	65,371,787
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	543,302	64,828,485	N/A	65,371,787
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	-	N/A	-
Post-employment benefits	266,438	839,838	N/A	1,106,275
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation	8,876,175	145,955,470	N/A	154,831,645

Total compensation	27,929,574	227,704,447	926,100	256,560,121

For the 2014 fiscal year, Annual Stockholders’ Meeting approved the aggregate compensation amount of R$145 million to be paid to the management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2014 fiscal year, in addition to the amounts established at the Annual Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, limited to the annual compensation of management members approved at Annual Stockholders’ Meeting or to 10% of the Issuer’s profits, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2014, regardless of the year in which the amounts were effectively attributed or paid.

Finally, in view of the effects related to Article 33 of Law No. 12,973/14, we clarify that the amounts granted to management members under the Partners Program for 2014 are now recognized as compensation. We clarify that such amounts were included in the “Stock-based compensation” line in the table above.

The amounts related to the grant of simple options are not included in the table above, since no simple options were granted for 2014 under the Plan. For further information on the granting of options of the Plan, see sub items 13.4, 13.6, 13.7, 13.8, 13.9 and 13.16.

1.  (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be reflected in the field "Profit Sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Thus, the bonus item is not considered.

2.  Beginning in 2014, the portions in shares or stock-based instruments were shown in the “Stock-based compensation" line, and were not stated under “Variable compensation”. For illustrative purposes, it will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

3.  Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

4.  There are four members of the Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

5.  The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts stated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

6.  The average compensation amount per member was: Board of Directors, R$3,491 thousand and Board of Officers, R$15,265 thousand. We inform that the increase in the average compensation amount per member from 2014 to 2015 corresponds to the amounts granted under the Partners Program. For further information on the Partners Program, see item 13.1.

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7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2015.

Total compensation for 2013 - Annual amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	15.08	6.00	29.08
Annual fixed compensation	12,271,702	14,887,079	852,600	28,011,382
Salary or management fees	6,600,000	11,820,000	696,000	19,116,000
Direct and indirect benefits	202,523	407,579	N/A	610,103
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,469,179	2,659,500	156,600	8,285,279
Variable compensation	10,314,115	109,452,841	N/A	119,766,956
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	10,059,907	55,699,929	N/A	65,759,836
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	254,207	53,752,913	N/A	54,007,120
Post-employment benefits	181,123	700,378	N/A	881,502
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation	2,160,019	31,854,622	N/A	34,014,640

Total compensation	24,926,959	156,894,920	852,600	182,674,479

For the 2013 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$140.5 million for the management bodies, of which up to R$15.5 million to the members of the Board of Directors, and up to R$125 million to the members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. The approved compensation amounts may be paid in local currency, in Issuer’s shares or in any other form the management finds convenient.

In addition to the compensation approved at the Annual Stockholders’ Meeting, management members received (i) statutory profit sharing and (ii) partner options. The table above shows the amounts related to fixed compensation, variable compensation paid in local currency and in shares (to be paid on a deferred basis, in the following years, regardless of the fact that these expenses have not been recognized yet), benefits and partner options.

1.	(1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be reflected in the field "Profit Sharing" and " Description of other variable compensation". Thus, the bonus item is not considered.
2.	Beginning in 2012 and taking into consideration the Resolution on Compensation, the variable compensation was paid at least 50% in shares or stock-based instruments, on a deferred basis. This amount is included in item “Variable Remuneration“ in the table above, and it is not applied to item “Stock-based compensation“. For illustrative purposes, it will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, the amounts recorded in "Other (special fees and/or INSS)" refer to: special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.
4.	There are four members of the Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.
5.	The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts stated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was: Board of Directors, R$3,116 thousand and Board of Officers, R$10,404 thousand.
7.	The amount mentioned in item “Stock-based compensation“ corresponds to the amount of the stock options granted to management members, which are not compensatory in nature.
8.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2014.

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Total compensation for 2012 - Annual amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	7.33	16.58	6.00	29.91
Annual fixed compensation	12,422,016	15,591,434	749,700	28,763,150
Salary or management fees	6,960,000	12,229,219	612,000	19,801,219
Direct and indirect benefits	137,561	610,641	N/A	748,201
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,324,455	2,751,574	137,700	8,213,730
Variable compensation	8,859,912	98,159,408	N/A	107,019,320
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	8,859,912	50,164,183	N/A	59,024,095
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	47,995,225	N/A	47,995,225
Post-employment benefits	327,503	1,031,168	N/A	1,358,670
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation	1,079,217	35,318,841	N/A	36,398,058

Total compensation	22,688,648	150,100,851	749,700	173,539,199

For the 2012 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$138 million for the management bodies, of which up to R$13 million to the members of the Board of Directors, and up to R$125 million to the members of the Board of Officers. For Fiscal Council members, the Annual Stockholders’ Meeting approved the individual monthly compensation of R$12,000.00 to effective members and R$5,000.00 to alternate members.

In addition to the compensation approved at the Annual Stockholders’ Meeting, management members received in 2012 (i) statutory profit sharing and (ii) the granting of stock options, which are not compensatory in nature. The table above shows the amounts related to fixed compensation, variable compensation paid in local currency and in shares (to be paid on a deferred basis, in the following years, regardless of the fact that these expenses have not been recognized yet), benefits and the granting of options.

1.  (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be reflected in the field "Profit Sharing" and " Description of other variable compensation". Thus, the bonus item is not considered.

2.  There are five members of the Issuer’s Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the Issuer’s Board of Officers’ compensation. This note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

3.	The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts stated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

4.	The average compensation amount per member was: Board of Directors, R$3,095 thousand and Board of Officers, R$9.053 thousand.

5.	The amount mentioned in item “Stock-based compensation“ corresponds to the amount of the stock options granted to management members, which are not compensatory in nature.

6.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2013.

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13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

2015				R$, except if otherwise indicated
			Board of
		Board of Directors	Statutory Officers	Fiscal Council	Total
a	body
b	number of members (people)	9.00	20.00	6.00	35.00
c	With respect to bonuses:
	i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv amount effectivelly recognized in income or loss for last year	(1)	(1)	(1)	(1)
d	With respecto to profit sharing:
	i minimum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
	ii maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
	iii amount provided for in the compensation plan, should the targets established be achieved	(2)	(2)	(2)	(2)
	iv amount effectivelly recognized in income or loss for last year	(2)	(2)	(2)	(2)

Notes:

1.	(1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be reflected in the field "Profit Sharing" (paid in cash) and " Stock-based compensation" (paid in shares) in item 13.2. Thus, the bonus item is not considered.

As there is no field " Stock-based compensation” in this item, please note these values (provided in the "Based on Shares" item 13.2) following : Board of Directors: ci 8.051.400; c ii 18.786.600; c iii 13.419.000; c iv N/A. Board of Officers: c i 138.644.400; c ii 323.503.600; c iii 231.074.000; c iv N/A. Fiscal Council: N/A.

The variable compensation minimum and maximum amounts described in the table above were indicated considering budget and management’s expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member operates, his/her performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

2.	(2) For 2015, the profit sharing amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the compensation’s aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

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2014			R$, except if otherwise indicated
			Board of
		Board of Directors	Statutory Officers	Fiscal Council	Total
a	body
b	number of members (people)	8.00	14.92	6.00	28.92
c	With respect to bonuses:
	i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv amount effectivelly recognized in income or loss for last year	(1)	(1)	(1)	(1)
d	With respecto to profit sharing:
	i minimum amount provided for in the compensation plan	352,485	37,757,547	N/A	38,110,031
	ii maximum amount provided for in the compensation plan	822,464	88,100,943	N/A	88,923,407
	iii amount provided for in the compensation plan, should the targets established be achieved	587,474	62,929,245	N/A	63,516,719
	iv amount effectivelly recognized in income or loss for last year	543,302	64,828,485	N/A	65,371,787

Notes:

1.	(1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be reflected in the field "Profit Sharing" (paid in cash) and "Stock-based compensation" (paid in shares) in item 13.2. Thus, the bonus item is not considered.

As there is no field " Stock-based compensation” in this item, please note these values (provided in the "Based on Shares" item 13.2) following : Board of Directors: ci 5.758.704; c ii 13.436.976; c iii 9.597.840; c iv 8.876.175. Board of Officers: c i 84.197.079; c ii 196.459.851; c iii 140.328.465; c iv 145.955.470. Fiscal Council: N/A.

The variable compensation minimum and maximum amounts described in the table above were indicated considering budget and management’s expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member operates, his/her performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

2.	The variable compensation of the year includes: (i) 50% effectively paid (shown in item “d”); and (ii) 50% to be paid in 2016, 2017 and 2018, in shares (shown in Note 3 below). Additionally, it includes Partners Shares to be delivered in 2018 and 2020 (shown in Note 1 below).

3.	For further details on the compensation models of management members, see the clarifications in item 13.1.

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2013			R$, except if otherwise indicated
			Board of
		Board of Directors	Statutory Officers	Fiscal Council	Total
a	body
b	number of members (people)	8.00	15.08	6.00	29.08
c	With respect to bonuses:
	i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv amount effectivelly recognized in income or loss for last year	(1)	(1)	(1)	(1)
d	With respecto to profit sharing:
	i minimum amount provided for in the compensation plan	7,137,860	29,382,934	N/A	36,520,794
	ii maximum amount provided for in the compensation plan	13,260,022	65,838,646	N/A	79,098,668
	iii amount provided for in the compensation plan, should the targets established be achieved	10,059,907	49,042,463	N/A	59,102,370
	iv amount effectivelly recognized in income or loss for last year	10,059,907	55,699,929	N/A	65,759,836

Notes:

1.	(1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be reflected in the field "Profit Sharing" (paid in cash) and "Description of other variable compensation" in item 13.2. Thus, the bonus item is not considered.

As there is no field "Description of other variable compensation" in this item, please note these values (provided in the "Description of other variable compensation" item 13.2) following : Board of Directors: ci 180.369; c ii 335.072; c iii 254.207; c iv 254.207. Board of Officers: c i 28.355.840; c ii 63.537.227; c iii 47.328.163; c iv 53.752.913. Fiscal Council: N/A.

2.	The variable compensation minimum and maximum amounts described in the table above were indicated considering budget and management’s expectations. However, these amounts were subject to variation based on the Issuer’s result, the result of the area in which the management member operates, his/her performance, and it is also possible that the variable compensation would not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

3.	The variable compensation of the year includes, for Board of Statutory Officers: (i) 50% effectively paid; and (ii) 50% to be paid in 2015, 2016 and 2017, in shares or stock-based instruments. Note 1 above includes, in "c" "iv" for the Board of Statutory Officers, special fees and corresponding INSS on these amounts, of which R$20,482,553 is paid in cash, R$23,397,376 granted as shares or stock-based instruments, and R$9,872,984 refers to INSS on these amounts; the table above includes, in item "d" "iv" for the Board of Statutory Officers, Profit Sharing amounts, of which R$27,093,741 in shares or stock-based instruments granted and R$28,606,188 paid in cash. For further details on the compensation models of management members, see the clarifications in item 13.1.

4.	Note 1 above includes, in "c" "iv" for the Board of Directors, special fees and corresponding INSS on these amounts, of which R$207,516 is granted to the Board of Directors as shares or stock-based instruments, and R$46,691 refers to INSS on these amounts; the table above includes, in item "d" "iv", Profit Sharing amounts, of which R$10,059,907 in shares or stock-based instruments granted to the Board of Directors. For further details on the compensation models of management members, see the clarifications in item 13.1.

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2012			R$, except if otherwise indicated
			Board of
		Board of Directors	Statutory Officers	Fiscal Council	Total
a	body
b	number of members (people)	7.33	16.58	6.00	29.91
c	With respect to bonuses:
	i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv amount effectivelly recognized in income or loss for last year	(1)	(1)	(1)	(1)
d	With respecto to profit sharing:
	i minimum amount provided for in the compensation plan	6,184,900	34,742,941	N/A	40,927,841
	ii maximum amount provided for in the compensation plan	10,824,900	79,098,647	N/A	89,923,547
	iii amount provided for in the compensation plan, should the targets established be achieved	8,859,912	58,653,100	N/A	67,513,012
	iv amount effectivelly recognized in income or loss for last year	8,859,912	50,164,183	N/A	59,024,095

Notes:

1.	(1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be reflected in the field "Profit Sharing" (paid in cash) and "Description of other variable compensation" in item 13.2. Thus, the bonus item is not considered.

As there is no field "Description of other variable compensation" in this item, please note these values (provided in the "Description of other variable compensation" item 13.2) following : Board of Directors: N/A. Board of Officers: c i 33.240.753; c ii 75.678.643; c iii 56.117.104; c iv 47.995.225. Fiscal Council: N/A.

2.	The variable compensation minimum and maximum amounts described in the table above were indicated considering budget and management’s expectations. However, these amounts were subject to variation based on the Issuer’s result, the result of the area in which the management member operates, his/her performance, and it is also possible that the variable compensation would not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

3.	The variable compensation of the year includes, for Board of Statutory Officers: (i) 50% effectively paid; and (ii) 50% to be paid in 2014, 2015 and 2016, in shares or stock-based instruments. Note 1 above includes, in "c" "iv", special fees and corresponding INSS on these amounts, of which R$13,947,706 paid in cash for the Board of Statutory Officers, R$25,232,069 granted as shares or stock-based instruments for the Board of Statutory Officers, and R$8,815,450 related to INSS on these amounts; the table above includes, in item "d" "iv", Profit Sharing amounts, of which R$19,226,209 in shares or stock-based instruments granted to the Board of Statutory Officers, and R$30,937,974 paid in cash to the Board of Statutory Officers. For further details on the compensation models of management members, see the clarifications in item 13.1.

4.	The table above includes, in item "d" "iv", for the Board of Directors, Profit Sharing amounts, of which R$8,859,912 refers to shares or stock-based instruments granted to the Board of Directors. For further details on the compensation models of management members, see the clarifications in item 13.1.

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13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) General terms and conditions

Clarifications– how to disclose information

For illustrative purposes, we gathered information related to all stock-based payment models in this item. These are as follows: (1) shares or stock-based instruments delivered under the Compensation Policy, (2) shares or stock-based instruments delivered under the Partners Program, and (3) options granted under the Stock Option Plan, as described below:

(1) Compensation Policy – amounts paid in shares

Annual variable compensation in shares: regarding the annual variable compensation, 50% is paid in cash on demand and 50% is paid through the delivery of shares, deferred for payment within three 3 years, in the proportion of 1/3 of the amount due per year. For the 2014 fiscal year, for example, the shares related to the deferred portion will be received in 2016, 2017 and 2018.

Annual fixed compensation in shares: Regarding the annual fixed compensation of the members of the Board of Directors, 100% is paid in shares. For the 2014 fiscal year, for example, the shares will be delivered to management members in 2015

For further details on the compensation models of management members, see item 13.1.

(2) Partners Program

The Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation, for 3 and 5-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for 3 and 5- year terms. These Partners Shares will subsequently remain unavailable for 5 and 8-year terms as from the initial investment.

We further clarify that, as a result of the impacts related to Article 33 of Law No. 12,973/14, the amounts granted related to the partners options under the Stock Option Plan, for the 2009 to 2014 fiscal years and not yet paid, are now recorded as compensation. These amounts have been recorded in the Issuer’s financial statements since their granting, as well as detailed in this item, in conformity with the rules applicable to such disclosures.

Also as a result of the impacts related to Article 33 of Law No. 12,973/14, the Extraordinary Stockholders’ Meeting approved the exclusion of the items that addressed the partners’ option granting model under the Stock Option Plan, which now sets forth the granting of simple options only.

For further details on management members’ compensation policy, including the Partners Program as from the 2014 fiscal year, see item 13.1.

(3) Stock Option Plan

The Issuer was one of the first Brazilian companies to grant stock options to its executives, a practice adopted since 1995. The current Plan, approved at the Extraordinary Stockholders’ Meeting held on April 29, 2014, covers the Issuer and the companies controlled by it.

In accordance with the Plan’s provisions, the Issuer may grant stock options to management members or employees of the Itaú Unibanco Conglomerate (“Beneficiaries“). The rules and operating procedures with respect to the Plan are governed by a committee, named Personnel Committee, reporting to the Issuer’s Board of Directors. For the 2015 fiscal year, the Extraordinary Stockholders’ Meeting held on April 29, 2015 approved the express inclusion of service providers in the list of persons benefiting from the Plan, in line with the provisions of Article 168, paragraph 3, of Law No. 6,404/76.

We clarify that, in addition to the grants provided under the Issuer’s Plan, the Issuer also maintains control over the rights and obligations in connection with the options granted under the plans assumed by the Issuer at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A. (together, “Unibanco”) and to Redecard S.A. (“Rede”) stock option plans, respectively.

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Given that it is no longer possible to provide grants under the Unibanco and Rede Plans, all information relating to item 13.4 refers to the provisions of the current Plan only, submitted to the Extraordinary Stockholders’ Meeting held on April 29, 2015.

For illustrative purposes, it will take into consideration the fiscal year in which grants were carried out, regardless of the year in which options were exercised or recorded in the financial statements.

For further information, see the full Plan on the website of CVM and the Issuer (www.itau.com.br/investor-relations). See also Note 16 – Stockholders’ equity to the Consolidated financial statements (BRGAAP) and Note 22 – Stock-option payment (IFRS) on the Issuer’s website (www.itau.com.br/investor-relations).

b) Main objectives of the plan

Stock-based payment models have the primary purpose of aligning the management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings relating to the appreciation of their shares.

c) How the plan contributes to these objectives

Stock-based payment models are ways to motivate management members to contribute to the good performance and appreciation of the Issuer’s shares, since they actively participate in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock.

d) How the plan is inserted in the Issuer’s compensation policy

Stock-based payment models are in compliance with the principles searched for by the Issuer, taking into consideration that they (i) link management members to the Issuer’s long-term projects and results, (ii) are instruments to incentivize individual development and commitment, and (iii) allow the retention of management members, as shares are received in the long term.

e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners“ of the business, therefore aligning their interests with those of the stockholders’. Additionally, these models encourage the retention of the Issuer’s management members, considering that the general rule dictates that a management member leaving the company will have his/her stock-based payment related rights automatically terminated (see sub item “n“ of item 13.4).

f) Maximum number of shares covered

In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used for compensation purposes, pursuant to the Resolution on Compensation, including those shares related to the Partners Program and other stock compensation programs in shares of the Issuer and its controlled companies; and (ii) the options to be granted in each year may not exceed the limit of 0.5% of all the Issuer’s shares that majority and minority stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% mentioned above, the resulting difference may be added for compensation purposes or for option grant purposes in any of the following seven years.

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g) Maximum number of options to be granted

In order to limit the maximum dilution the stockholders may be subject: the sum of (i) shares to be used for compensation purposes, under the Resolution on Compensation, including those shares related to the Partners Program and other compensation programs based on the shares of the Issuer and its subsidiaries; and (ii) the options to be granted in any given year shall not exceed the limit of 0.5% of total shares of the Issuer that the majority and minority stockholders hold at the base date of the year-end balance sheet.

In the event that, in a given year, the number of shares delivered and options granted is below the limit of zero point five percent (0.5%) of total shares set forth in the previous paragraph, the difference may be added for compensation or options granting purposes in any of the seven (7) subsequent years.

h) Conditions for the purchase of shares

Stock-based compensation: the condition for the purchase of shares is consummated in the long term, since from the annual variable compensation amount, 50% is paid in cash and 50% is paid upon the delivery of shares, deferred in a three-year period, at the proportion of 1/3 of the amount due for each year. In relation to the fiscal year 2014, for example, the shares of the differed portions will be delivered to the management members in 2016, 2017 and 2018. The deferred portions may not be paid due to the possible reduction of the recurring net income realized by Issuer or the business area in the deferral period.

Partners Program: the condition for the purchase of shares is consummated in the long term, and it depends on the manager allocating a portion or the totality of annual variable compensation to the purchase of Own Shares. By holding the Own Shares with no liens and encumbrances and in compliance with the other suspensive conditions set forth in the Program Regulation for 3 or 5 fives counted from the initial investment, there will be a return on investment through the receipt of a consideration in Partners' Shares also in the 3 and 5-year periods. Regarding the fiscal year 2014, for example, compensation will be delivered to the management members in 2018 and 2020, and will be available in 2020 and 2023, respectively. Partners’ Shares that have not been received yet are also subject to the reversal proportional to a possible decrease in recurring net income realized by the Issuer or business area.

Stock Option Plan: the shares are acquired as a result of the exercise of an option granted in accordance with the rules of Stock Option Plan, provided that the vesting period is elapsed (see sub item “j” below), upon the payment of the strike price (see sub item “i” below). In addition, the options may be cancelled in certain situations, such as the termination of relationship (statutory or employment) between the Beneficiary and the companies of Itaú Unibanco Conglomerate, before the vesting period (see sub item “n” below).

i) Criteria for setting purchase or strike price

Stock-based compensation: the purchase price of shares is established when they granted, and it is equivalent to the average quotation of shares in the thirty (30) days prior to the establishment of said price.

Partners Program: The purchase price of Own Shares and Partner’s Shares is established when they granted, and it is equivalent to the average quotation of shares in the 30 days prior to the establishment of said price.

Stock Option Plan: purchase and strike prices are established by the Personnel Committee when the shares are granted and they may be determined base on one of the following parameters:

Simple options: the establishment of the strike price of options will consider the average price of the Issuer’s preferred shares at the trading sessions of BM&FBOVESPA S.A., in the 3 last months of the year prior to the granting year, and a positive or negative adjustment of up to 20% is permitted, at the discretion of the Personnel Committee. The prices so established shall be adjusted up to the last business day of the month prior to the option exercise at the IGP-M, or in its absence, at the index stipulated by the Personnel Committee, and they shall be paid in a term equal to that in effect for settlement of the transactions at BM&FBOVESPA S.A.

Partners’ options: the strike price corresponds to the obligation to invest in the Issuer’s shares and to keep title to these shares unchanged and with no type of lines since the date these share are granted up to their exercise.

The shares purchased by the Beneficiaries to fulfill this investment obligation may be purchased at the Issuer's treasury, or another mechanism that provides effect equivalent to the acquisition of shares and consideration in options may be adopted, as decided by the Personnel Committee. In case of purchase, it may also be made in the form of ADRs (American Depositary Receipts, representing one preferred share of the Issuer traded on the New York Stock Exchange).

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The Personnel Committee shall establish the purchase price of shares, which shall be equal to the average quotation of the Issuer’s shares on BM&FBOVESPA in the 30 days prior to the establishment of such price.

As from the fiscal year 2015, due to the impacts related to article 33 of Law No. 12.973/14, the exclusion of the item addressing the criteria for establishment of purchase or strike price related to granting of partners’ options in the Stock Option Plan was approved at the Extraordinary Stockholders’ Meeting held on April 29, 2015. The exclusion of the possibility of making a positive or negative adjustment of up to 20% when establishing the strike price of simple options by the Personnel Committee was also approved.

j) Criteria for defining the exercise period

Stock Option Plan: the options can only be exercised after the vesting period and outside the blackout periods established by the Personnel Committee. The vesting period of each series shall be determined by the Committee upon issue, and it may vary between 1 year and 7 years counted from the issuance date. In general, the vesting period determined by the Committee is 5 years.

Stock-based Compensation: not applicable, since there no exercise, but delivery of shares.

Partners Program: not applicable, since there no exercise, but delivery of shares.

k) Type of settlement

Stock-based compensation: settlement occurs through the delivery of shares after deferral periods.

Partners Program: settlement occurs through the delivery of Partners’ Shares in the periods established by the Program.

Stock Option Plan: There are two (2) types of settlement of option strike price:

In the case of simple options: when exercising an option, the Beneficiary should pay to the Issuer the strike price, in cash, subject to the rules and conditions established by the Personnel Committee.

In the case of partner’s options: the fulfillment of the obligation to investing mentioned in sub item “i” of this item should be confirmed.

For the fiscal year 2015, due to the impacts related to article 33 of Law No. 12.973/14, the exclusion of the item addressing the criteria for settlement of strike price related to partners’ options in the Stock Option Plan was approved at the Extraordinary Stockholders’ Meeting.

l) Restriction on the transfer of shares

Stock-based compensation: after the receipt of shares in the 3-year deferral period, there is no restriction on the transfer of shares.

Partners Program: after the receipt of Partners’ Shares in the 3 and 5-year periods counted from the initial investment, said shares may be unavailable for 5 and 8 years, counted from the initial investment. Regarding the fiscal year 2014, for example, the Partners' Shares will be delivered to the management members in 2018 and 2020, and will be available in 2020 and 2023, respectively.

Stock Option Plan: the availability of the shares the Beneficiaries have subscribed upon the exercise of the option may be subject to additional restrictions, as may be resolved upon granting by the Personnel Committee. Therefore, the percentage of the shares that shall remain unavailable, as well as the period of such unavailability may be determined by the Committee. In general, the unavailability period established by the Committee is 2 years, after the option is exercised.

m) Criteria and events that, when verified, will cause the suspension, change or termination of the plan

Stock-based compensation: the deferred shares may not be delivered in case of a possible reduction in recurring net income realized by the Issuer or business area.

Partners Program: the Partners’ Shares not yet received may not be delivered in case of a possible reduction in recurring net income realized by the Issuer or business area.

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Stock Option Plan: The Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as organization of subscription works, large market fluctuations or legal and regulatory restrictions.

In addition, the Stock Option Plan may only be amended or terminated upon proposal of the Personnel Committee to the Board of Directors, and after approval at the Extraordinary Shareholders’ Meeting.

n) Effects of the management member’s leave from the Issuer’s bodies on her/his rights provided for in the stock-based compensation plan

Stock-based compensation: the general rule for leave establishes the termination of the shares granted and not delivered yet. The Personnel Committee may, subject to the criteria established in the internal rules, determine the maintenance of shares.

Partners Program: the general rule for leave establishes the termination of the Partners’ Shares not delivered yet. The Personnel Committee may, subject to the criteria established in the internal rules, determine the maintenance of shares.

Stock Option Plan: the general rule establishes that the Beneficiaries of Itaú Unibanco Conglomerate who resign o are removed from their positions shall have their options automatically extinguished. However, in the case the employee leaves concurrently to the election to the management position of Itaú Unibanco Conglomerate, for example, or if the management member takes another statutory office in Itaú Unibanco Conglomerate, the option will not be automatically terminated.

In addition, the Personnel Committee may, in exceptional circumstances and subject to the criteria established in the internal regulation, choose not to terminate these options.

13.5. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body, at the end of the previous fiscal year

Base Date: 12.31.2014

		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)
Companies		Shares			Shares			Shares			Shares
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	2,508,519,560	12,640,128	2,521,159,688	7,018	3,700,430	3,707,448	-	1,322,224	1,322,224	28,335	1,022,692	1,051,027
	Companhia E. Johnston de Participações	1,960	3,920	5,880	-	-	-	-	-	-	-	-	-
Parent company	Companhia ESA	1,367,658,398	-	1,367,658,398	-	-	-	-	-	-	-	-	-
	Itaúsa - Investimentos Itaú S.A.	1,438,933,776	635,910,372	2,074,844,148	-	2,167	2,167	-	6,774	6,774	-	-	-
	IUPAR – Itaú Unibanco Participações S.A.	355,227,096	350,942,273	706,169,369	-	-	-	-	-	-	-	-	-

Note: These shares are held directly

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa-Investimentos Itaú S.A.. to BM&FBOVESPA to conform to sub-item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”: (4) in addition to information on controlling stockholders and members of the Board of Directors. Board of Officers and Fiscal Council, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

257

13.6 With respect to the stock-based compensation recognized for the last three fiscal years and planned, prepare a table with the following content:

For demonstration purposes, we gathered in this item the information related to all stock-based compensation models: These are: (1) shares or stock-based instruments delivered within the scope of the Compensation Policy, (2) shares or stock-based instruments delivered within the scope of the Partners Program and (3) the options granted within the scope of the Stock Option Plan (“Stock Option Plan”).

For further details with respect to the Compensation Policy and the Partners Program, see the clarifications in item 13.1. For further information regarding the Stock Option Plan, see the clarifications in item 13.4.

258

Stock-based compesation - Year ended December 31, 2012

body	Board of Directors
number of members	10
option granting date	2007		2008								2009				2010						2011						2012
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	R$	37.03	R$	46.02		(1)		(1)		(1)		(1)	R$	32.01	R$	43.90		(1)		(1)		(1)	R$	42.88		(1)	R$	32,07	(2)		(3)		(3)
(b) lost during the year	R$	37.27	R$	46.72		-		-		-		-		-		-		-		-		-		-				-			-		-
(c) exercised during the year		-		-		-		-		-		-		-		-		-		-		-		-		-		-			-		-
(d) expired during the year	R$	37.27	R$	46.72		-		-		-		-		-		-		-		-		-		-		-		-			-		-
potential dilution in the case of exercise of all options granted		0.003%		0.004%								0.021%				0.003%						0.004%						0.011%

granting of stock options:

grant date		03/21/2007		05/14/2008		02/29/2008		03/03/08		03/09/08		06/03/09		10/08/09		04/17/2010		08/30/2010		09/30/2010		02/28/2011		04/19/2011		08/19/2011		04/27/2012			1/1/2012		02/27/13

number of options granted		151,802		75,901		33,474		39,905		46,709		70,315		874,167		117,617		7,004		19,904		20,604		137,620		8,890		160,017			173,281		175,975

term for the options to become exercisable		50%: 03/21/11 and 50%: 03/21/12		1/3 per year after 3 years		3/9/2012		3/3/2013		3/9/2013		6/3/2012		1/4/2012		1/1/2015		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		01/01/17			100%: 2013		33%: 2014 33%: 2015 33%: 2016

maximum term to exercise option		12 months		12 months		-		-		-		-		12/31/2014		12/31/2017		09/30/2015		10/31/2015		03/31/2016		12/31/2018		09/30/2016		12/31/2019			1/1/2013		02/27/16

term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		without restriction		without restriction		without restriction		without restriction		N/A		2 years for 50%		50%: 08/17/15 and 50%: 08/17/18		50%: 09/30/15 and 50%: 09/30/18		50%: 02/28/16 and 50%: 02/28/19		2 years for 50%		50%: 08/19/16 and 50%: 08/19/19		2 years for 50%			without restriction		without restriction

fair value of options on the grant date	R$	12.78	R$	18.06	R$	30.99	R$	31.90	R$	24.76	R$	17.31	R$	11.35	R$	12.22	R$	32.48	R$	35.73	R$	32.84	R$	11.02	R$	23.69	R$	7.82		R$	33.81	R$	34.49

Continuation

body	Board of Statutory Officers
number of members	20
option granting date	2006				2007				2008				2009				2010								2011						2012
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	R$	28.15	R$	29.35	R$	41.32		(1)	R$	41.32		(1)	R$	27.02		(1)	R$	43.90		(1)		(1)		(1)		(1)	R$	42.88		(1)		(1)	R$	32,07	(2)		(3)
(b) lost during the year		-	R$	29.89		-				-		-		-		-		-		-		-		-		-		-		-		-		-
(c) exercised during the year	R$	28.20		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-
(d) expired during the year		-	R$	29.89		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-
potential dilution in the case of exercise of all options granted		0.055%				0.052%				0.052%				0.104%				0.063%								0.083%						0.105%

granting of stock options:

grant date		02/21/2006		4/7/2006		02/14/2007		3/9/2007		11/02/08		03/03/08		03/03/09		06/03/09		04/17/2010		08/17/2010		08/30/2010		09/30/2010		02/28/2011		09/04/11		08/19/2011		02/24/2012		04/27/2012			02/27/13

number of options granted		2,475,457		52,707		2,359,500		7,561		2,379,161		18,270		4,569,510		188,226		1,877,525		120,212		190,043		705,396		567,190		2,816,924		432,195		488,570		3,026,850			1,289,019

term for the options to become exercisable		01/01/11		4/7/2011		01/01/12		3/9/2012		01/01/13		03/03/13		01/01/14		50% after 3 years and 50% after 5 years		01/01/15		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/17			33%: 2014 33%: 2015 33%: 2016

maximum term to exercise option		12/31/2013		12 months		12/31/2014		-		12/31/2015		-		12/31/2016		-		12/31/2017		09/30/15		09/30/15		10/31/15		03/31/16		12/31/18		09/30/16		03/31/17		12/31/19			27/02/16

term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		without restriction		2 years for 50%		without restriction		2 years for 50%		without restriction		2 years for 50%		50%: 08/17/15 and 50%: 08/17/18		50%: 08/17/15 and 50%: 08/17/18		50%: 09/30/15 and 50%: 09/30/18		50%: 02/28/16 and 50%: 02/28/19		2 years for 50%		50%: 08/19/16 and 50%: 08/19/19		50%: 02/24/17 and 50%: 02/24/20		2 years for 50%			without restriction

fair value of options on the grant date	R$	10.27	R$	13.22	R$	8.70	R$	31.68	R$	5.69	R$	31.90	R$	4.25	R$	17.31	R$	12.22	R$	33.67	R$	32.48	R$	35.73	R$	32.84	R$	11.02	R$	23.69	R$	31.99	R$	7.82		R$	34.49

1.	For demonstration purposes, we gathered in the table above the information related to all stock-based compensation models. Therefore, although the fields refer to the options only, we also included the shares that are directly delivered (that do not result from the exercise of the call option).

2.	The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc).

3.	(1) Granting of stock options whose strike price is a positive covenant, according to the concept explained in sub-item 13.4 , ”i”.

4.	(2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5.	(3) Not applicable for shares.

6.	The item “number of options granted” takes into account the balance at the end of the fiscal year.

259

Stock-based compensation - Year ended December 31, 2013

body	Board of Directors
number of members	8
option granting year	2008						2009						2010						2011						2012					2013
weighted average strike price of each of the following
(a) outstanding at the beginning of the year		(1)		(1)		(1)	R$	26.49		(1)	R$	31.37	R$	43.02		(1)		(1)		(1)	R$	42.03		(1)	R$	31,43	(2)		(3)		(3)		(3)
(b) lost during the year		-		-		-		-		-		-		-		-		-		-		-				-			-		-		-
(c) exercised during the year		-		-		-		-		-	R$	31.37		-		-		-		-		-		-		-			-		-		-
(d) expired during the year		-		-		-		-		-		-		-		-		-		-		-		-		-			-		-		-
potential dilution in the case of exercise of all options				0.003%						0.023%						0.005%						0.005%							0.004%				0.008%
granting of stock options:
grant date		02/29/08		03/03/08		09/03/08		03/03/09		03/06/09		08/10/09		04/17/10		08/30/10		09/30/10		02/28/11		04/19/11		08/19/11		04/27/12			02/27/13		01/01/13		02/27/14
number of options granted		36,821		43,895		51,380		574,629		38,673		549,476		210,261		7,705		21,894		22,664		239,102		9,779		223,556			184,982		178,659		242,195
term for the options to become exercisable		09/03/12		03/03/13		09/03/13		01/01/14		03/06/14		04/01/12		01/01/15		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		01/01/17			33%: 2014 33%: 2015 33%: 2016		100%: 2014		33%: 2015 33%: 2016 33%: 2017
maximum term to exercise option		-		-		-		12/31/2016		-		12/31/14		12/31/17		09/30/15		10/31/15		03/31/16		12/31/18		09/30/16		12/31/19			02/27/16		01/01/14		02/27/17
term of restriction for the transfer of shares		without restriction		without restriction		without restriction		2 years for 50%		without restriction		N/A		2 years for 50%		50%: 08/17/15 e 50%: 08/17/18		50%: 09/30/15 e 50%: 09/30/18		50%: 02/28/16 e 50%: 02/28/19		2 years for 50%		50%: 08/19/16 e 50%: 08/19/19		2 years for 50%			without restriction		without restriction		without restriction
fair value of options on the grant date	R$	28.17	R$	29.00	R$	22.51	R$	3.86	R$	15.17	R$	10.32	R$	11.11	R$	29.53	R$	32.48	R$	29.86	R$	11.02	R$	21.53	R$	7.11		R$	34.49	R$	33.81	R$	30.65

Continuation

body	Board of Statutory Officers
number of members	17
option granting year	2006		2007		2008				2009				2010								2011						2012						2013
weighted average strike price of each of the following
(a) outstanding at the beginning of the year	R$	27.59	R$	35.13	R$	40.50		(1)	R$	26.49		(1)	R$	43.02		(1)		(1)		(1)		(1)	R$	42.03		(1)		(1)	R$	31.43		(3)		(2) (1)		(3)
(b) lost during the year		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-				-
(c) exercised during the year	R$	28.94		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-
(d) expired during the year				-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-
potential dilution in the case of exercise of all options		0.031%		0.049%		0.049%						0.086%						0.059%						0.078%						0.100%				0.017%
granting of stock options:
grant date		02/21/06		02/14/07		02/11/08		03/03/08		03/03/09		03/06/09		04/17/10		08/17/10		08/30/10		09/30/10		02/28/11		04/19/11		08/19/11		02/24/12		04/27/12		02/27/13		02/27/13		02/27/14
number of options granted		1,546,325		2,455,998		2,457,209		20,097		4,200,031		103,524		1,886,752		81,918		254,205		767,489		615,499		2,856,191		468,149		529,678		3,162,425		1,346,711		829,729		1,647,345
term for the options to become exercisable		01/01/11		01/01/12		01/01/13		03/03/13		01/01/14		50% after 3 years and 50% after 5 years		01/01/15		50% após 3 anos e 50% após 5 anos		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/17		50% after 3 years and 50% after 5 years		50% after 3 years 50% after 5 years		33%: 2015 33%: 2016 33%: 2017
maximum term to exercise option		12/31/13		12/31/14		12/31/15		01/00/00		12/31/16		-		12/31/17		09/30/15		09/30/15		10/31/15		03/31/16		12/31/18		09/30/16		03/31/17		12/31/19		02/27/16		03/31/18		02/27/17
term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		without restriction		2 years for 50%		without restriction		2 years for 50%		50%: 08/17/15 e 50%: 08/17/18		50%: 08/17/15 e 50%: 08/17/18		50%: 09/30/15 e 50%: 09/30/18		50%: 02/28/16 e 50%: 02/28/19		2 years for 50%		50%: 08/19/16 e 50%: 08/19/19		50%: 02/24/17 e 50%: 02/24/20		2 years for 50%		50%: 02/27/18 e 50%: 02/27/20		50%: 02/27/18 e 50%: 02/27/20		without restriction
fair value of options on the grant date	R$	9.34	R$	7.91	R$	5.17	R$	29.00	R$	3.86	R$	15.17	R$	11.11	R$	30.60	R$	29.53	R$	32.48	R$	29.86	R$	10.02	R$	21.53	R$	29.09	R$	7.11	R$	34.49	R$	28.06	R$	30.65

1.	For demonstration purposes, we gathered in the table above the information related to all stock-based compensation models. Therefore, although the fields refer to the options only, we also included the shares that are directly delivered (that do not result from the exercise of the call option).
2.	The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc).
3.	(1) Granting of stock options whose strike price is a positive covenant, according to the concept explained in sub-item 13.4 , ”i”.
4.	(2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.
5.	(3) Not applicable for shares.
6.	The item “number of options granted” takes into account the balance at the end of the fiscal year.

260

Stock-based compensation - Year ended December 31, 2014

body	Board of Directors
number of members	8
option granting year	2009						2010		2011						2012					2013		2014
weighted average strike price of each of the following
(a) outstanding at the beginning of the year	R$	27.95		(1)	R$	33.10	R$	45.40		(1)	R$	44.35		(1)	R$	33,17	(2)		(3)	R$	45.40		(3)	R$	0.00
(b) lost during the year		-		-		-		-		-		-				-			-		-		-		-
(c) exercised during the year		-		(1)				-		(1)		-		(1)		-			-		-		-		-
(d) expired during the year		-		-		-		-		-		-		-		-			-		-		-		-
potential dilution in the case of exercise of all options granted	0.023%							0.004%	0.005%						0.004%						0.005%	0.005%
granting of stock options:
grant date		03/03/09		03/06/09		08/10/09		04/17/10		02/28/11		04/19/11		08/19/11		04/27/12			02/27/13		02/27/14		02/27/15		01/01/14
number of options granted		632,092		42,540		592,324		231,287		12,464		263,012		5,379		245,912			135,653		249,788		258,329		224,813

term for the options to become exercisable		01/01/14		50% after 3 years and 50% after 5 years		04/01/12		01/01/15		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		01/01/17			33%: 2014 33%: 2015 33%: 2016		33%: 2015 33%: 2016 33%: 2017		33%: 2016 33%: 2017 33%: 2018		100% 2015

maximum term to exercise option		12/31/16		03/06/14		12/31/14		12/31/17		03/31/16		12/31/18		09/30/16		12/31/19			02/27/16		02/27/17		02/27/18		01/01/15

term of restriction for the transfer of shares		2 years for 50%		without restriction		Não há		2 years for 50%		50%: 02/28/16 and 50%: 02/28/19		2 years for 50%		50%: 08/19/16 and 50%: 08/19/19		2 years for 50%			without restriction		without restriction		without restriction		without restriction

fair value of options on the grant date	R$	3.51	R$	13.79	R$	9.38	R$	10.10	R$	27.14	R$	9.11	R$	19.57	R$	6.46		R$	34.49	R$	30.65	R$	34.36	R$	33.81

Continuation

body	Board of Statutory Officers
number of members	18
option granting year	2006		2007		2008		2009				2010		2011								2012							2013				2014
weighted average strike price of each of the following
(a) outstanding at the beginning of the year	R$	29.11	R$	37.07	R$	42.74	R$	27.95		(1)	R$	45.40		(1)	R$	28.90	R$	44.35		(1)	R$	33,17	(2)		(3)		(1)		(3)		(1)		(3)		(1)
(b) lost during the year		-		-		-		-		-		-		-		-		-		-		-			-		-		-		-		-		-
(c) exercised during the year	R$	29.29	R$	34.38		-	R$	27.03		(1)		-		(1)	R$	26.27		-		(1)		-			-		-		-		-		-		-
(d) expired during the year		-		-		-		-		-		-		-		-		-		-		-			-		-		-		-		-		-
potential dilution in the case of exercise of all options granted		0.031%		0.045%		0.044%	0.073%					0.033%	0.063%								0.056%							0.060%				0.070%
granting of stock options:
grant date		02/21/06		02/14/07		02/11/08		03/03/09		03/06/09		04/17/10		02/28/11		03/09/11		04/19/11		08/19/11		04/27/12			02/27/13		02/27/13		02/27/14		02/27/14		02/27/15		02/27/15
number of options granted		1,700,958		2,485,310		2,445,714		3,989,406		44,434		1,818,302		266,227		206,838		2,781,658		208,706		3,109,472			996,427		1,100,524		1,700,174		1,633,735		1,937,215		1,946,768

term for the options to become exercisable		01/01/11		01/01/12		01/01/13		01/01/14		50% after 3 years and 50% after 5		01/01/15		50% after 3 years and 50% after 5		03/09/14		01/01/16		50% after 3 years and 50% after 5		01/01/17			33%: 2014 33%: 2015		50% after 3 years and 50% after 5		33%: 2015 33%: 2016		50% after 3 years and 50% after 5		33%: 2016 33%: 2017		50% after 3 years and 50% after 5
										years				years						years					33%: 2016		years		33%: 2017		years		33%: 2018		years

maximum term to exercise option		12/31/13		12/31/14		12/31/15		12/31/16		03/06/14		12/31/17		03/31/16		03/08/18		12/31/18		09/30/16		12/31/19			02/27/16		02/27/16		02/27/17		02/27/17		02/27/18		02/27/18

term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		without restriction		2 years for 50%		50%: 02/28/16 and 50%: 02/28/19		without restriction		2 years for 50%		50%: 08/19/16 and 50%: 08/19/19		2 years for 50%			without restriction		50%: 02/27/18 50%: 02/27/21		without restriction		50%: 02/27/18 50%: 02/27/21		without restriction		50%: 02/27/18 50%: 02/27/21

fair value of options on the grant date	R$	8.49	R$	7.19	R$	4.70	R$	3.51	R$	13.79	R$	10.10	R$	27.14	R$	6.87	R$	9.11	R$	19.57	R$	6.46		R$	34.49	R$	34.49	R$	30.65	R$	30.65	R$	34.36	R$	34.36

1.	For demonstration purposes, we gathered in the table above the information related to all stock-based compensation models. Therefore, although the fields refer to the options only, we also included the shares that are directly delivered (that do not result from the exercise of the call option).

2.	The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc).

3.	(1) Granting of stock options whose strike price is a positive covenant, according to the concept explained in sub-item 13.4 , ”i”.

4.	(2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5.	(3) Not applicable for shares.

6.	The item “number of options granted” takes into account the balance at the end of the fiscal year.

261

Stock-based compensation – Expected for the fiscal year of 2015

body	Board of Directors
number of members	8
option granting year	2015
weighted average strike price of each of the following	(3)	(3)
(a) outstanding at the beginning of the year	-	-
(b) lost during the year	-	-
(c) exercised during the year	-	-
(d) expired during the year	-	-
potential dilution in the case of exercise of all options granted	0.009%
granting of stock options:	0	0
grant date	04/30/15	02/27/16
number of options granted	183,908	318,438
term for the options to become exercisable	100%: 2016	33%: 2017 33%: 2018 33%: 2019
maximum term to exercise option	04/30/16	02/27/17
term of restriction for the transfer of shares	without restriction	without restriction
fair value of options on the grant date	(3)	(3)

Continuation

body	Diretoria estatutária
number of members	18
option granting year	2015
weighted average strike price of each of the following	(3)	(3)
(a) outstanding at the beginning of the year	-	-
(b) lost during the year	-	-
(c) exercised during the year	-	-
(d) expired during the year	-	-
potential dilution in the case of exercise of all options granted	0.108%

granting of stock options:	0	0
grant date	02/27/16	02/27/16
number of options granted	2,759,675	3,228,692
term for the options to become exercisable	50%: 02/27/19 50%:02/27/21	33%: 2017 33%: 2018 33%: 2019
maximum term to exercise option	02/27/21	02/27/19
term of restriction for the transfer of shares	without restriction	without restriction
fair value of options on the grant date	(3)	(3)

1.	For demonstration purposes, we gathered in the table above the information related to all stock-based compensation models. Therefore, although the fields refer to the options only, we also included the shares that are directly delivered (that do not result from the exercise of the call option).

2.	(3) Not applicable for shares.

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13.7. With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2014

body					Board of Directors
number of members	8
option granting year	2010		2011		2012			2013	2014
Options not yet exercised

Number	231,287		263,012		245,912		135,653	249,788	258,329	224,813
							33%: 2014 33%:	33%: 2015 33%:	33%: 2016 33%:
Date in which the options will become exercisable	01/01/15		01/01/16		01/01/17					100%2015
							2015 33%: 2016	2016 33%: 2017	2017 33%: 2018
Maximum term to exercise option	12/31/17		12/31/18		12/31/19		02/27/16	02/27/17	02/27/18	01/01/15

Term of restriction to the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		without restriction	without restriction	without restriction	without restriction

Weighted average strike price for the year	R$	42.53	R$	41.54	R$	31.07
							(3)	(3)	(3)	(3)
Fair value of options in the last day of the fiscal year	R$	10.10	R$	9.11	R$	6.46
Exercisable options
Number
Maximum term to exercise option
Term of restriction to the transfer of shares
Weighted average strike price for the year
Fair value of options in the last day of the fiscal year
Fair value of total options in the last day of the fiscal year

Continuation

body	Board of Statutory Officers
number of members	18
option granting year	2008		2009			2010					2011					2012				2013		2014
Options not yet exercised
Number					344,136		1,818,302	69,610	92,659	265,540		77,723		2,781,658	216,015	539,144		3,109,472	996,427	1,104,335	1,700,174	1,832,304	1,937,215	1,946,768
																50%:24/02/15			33%: 2014 33%:	50%:27/02/16	33%: 2015 33%:	50%:27/02/17	33%: 2016 33%:	50%:27/02/18
Date in which the options will become exercisable					09/30/15		01/01/15	08/17/15	08/17/15	02/28/16		03/08/16		01/01/16	08/19/16			01/01/17
																50%:24/02/17			2015 33%: 2016	50%:27/02/18	2016 33%: 2017	50%:27/02/19	2017 33%: 2018	50%:27/02/20
Maximum term to exercise option					10/31/15		12/31/17	09/30/15	09/30/15	03/31/16		03/08/18		12/31/18	09/30/16	03/31/17		12/31/19	02/27/16	03/31/18	02/27/17	03/31/19	02/27/18	03/31/20
Term of restriction to the transfer of shares					50%: 09/30/15			50%: 09/17/15	50%: 09/17/15	50%: 02/28/16				2 years for	50%: 08/19/16	50%: 02/24/17				50%: 02/27/18		50%: 02/27/19		50%: 02/27/20
					50%: 09/30/18		2 years for 50%	50%: 09/17/18	50%: 09/17/18	50%: 02/28/19		without restriction		50%	50%: 08/19/19	50%: 02/24/20		2 years for 50%	without restriction	50%: 02/27/21	without restriction	50%: 02/27/22	without restriction	50%: 02/27/23
Weighted average strike price for the year						R$	42.53				R$	28.90	R$	41.54			R$	31.07
					(3)			(3)	(3)	(3)					(3)	(3)			(3)	(3)	(3)	(3)	(3)	(3)
Fair value of options in the last day of the fiscal year						R$	10.10				R$	6.87	R$	9.11			R$	6.46

Exercisable options
Number		2,445,714		3,512,509								39,115
Maximum term to exercise option		12/31/15		12/31/16								03/08/16
Term of restriction to the transfer of shares		2 years for 50%		2 years for 50%
												without restriction
Weighted average strike price for the year	R$	40.03	R$	26.18							R$	28.90
Fair value of options in the last day of the fiscal year	R$	4.70	R$	3.51							R$	6.87
Fair value of total options in the last day of the fiscal year	R$	11,494,854	R$	12,328,907							R$	268,524

3.	For demonstration purposes, we gathered in the table above the information related to all stock-based compensation models. Therefore, although the fields refer to the options only, we also included the shares that are directly delivered (that do not result from the exercise of the call option).
4.	The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc).
5.	(1) Granting of stock options whose strike price is a positive covenant, according to the concept explained in sub-item 13.4 , ”i”.
6.	(2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.
7.	(3) Not applicable for shares.
8.	The item “number of options granted” takes into account the balance at the end of the fiscal year.

263

13.8. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2014

body	Board of Directors						Board of Statutory Officers
number of members	6						16
option granting year	2009		2011		2013		2006		2007		2009		2011		2013
Options exercised
Number of shares		1,266,956		17,843		N/A		1,700,958		2,485,310		521,331		564,933		N/A
Weighted average strike price	R$	29.78		(1)		N/A	R$	29.29	R$	34.35	R$	30.10	R$	26.27		N/A
Total amount of the difference between the strike price and the market value of shares relating to the options exercised	R$	14,374,022	R$	591,023		N/A	R$	4,839,430	R$	10,230,307	R$	4,359,907	R$	17,154,418		N/A
Shares delivered
Number of shares		N/A		N/A		72,146		N/A		N/A		N/A		N/A		223,444
Weighted average strike price		N/A		N/A	R$	33.76		N/A		N/A		N/A		N/A	R$	30.65
Total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A	-R$	5,527		N/A		N/A		N/A		N/A	R$	174,286

264

Note:

1.	Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4 , ”i”.
2.	The number of members of each body corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

Options exercised - Year ended December 31, 2013

body	Board of Directors						Board of Statutory Officers
number of members	2						8
option granting year	2008		2009		2010		2008		2010
Options exercised
Number of shares		132,096		11,000		14,800		20,097		539,150
Weighted average strike price		(1)	R$	31.57		(1)		(1)		(1)
Total amount of the difference between the strike price and the market value of shares relating to the options exercised	R$	3,738,474	R$	12,600	R$	455,898	R$	640,181	R$	16,547,379
Shares delivered
Number of shares		N/A		N/A		N/A		N/A		N/A
Weighted average strike price		N/A		N/A		N/A		N/A		N/A
Total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A		N/A

Note:

1. Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, ”i”.

Options exercised - Year ended December 31, 2012

body	Board of Statutory Officers
number of members	4
option granting year	2006		2007		2009
Options exercised
Number of shares		775,000		7,561		94,113
Weighted average strike price	R$	28.20		(1)		(1)
Total amount of the difference between the strike price and the market value of shares relating to the options exercised	R$	8,020,000	R$	242,330	R$	3,378,657
Shares delivered
Number of shares		N/A		N/A		N/A
Weighted average strike price		N/A		N/A		N/A
Total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A

Note:

1. Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, ”i”.

13.9. Give a brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, as well as an explanation of the pricing model for share and option value, indicating, at least:

a) the pricing model

•            Simple options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•            Stock-based compensation: the fair value of the shares for the stock-based compensation is the quoted market price of the Issuer’s preferred shares.

265

•             Partners Program: the fair value of the Issuer’s shares received is the quoted market price of the Issuer’s preferred shares on the grant date discounted from the expected dividends.

b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate

•             Simple options: The Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and the term of the option.

The assumptions used are described as follows:

•	Price of the underlying asset: the share price of the Issuer´s preferred shares used for the calculation is the closing price at BM&FBOVESPA on the calculation base date;

•	Exercise price: as the strike price of the option, the strike price previously defined on the option issue is adopted, adjusted by the IGP-M or IPCA variation, according to the series;

•	Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, released by BM&FBOVESPA, adjusted by the IGP-M variation;

•	Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share;

•	Risk-Free Interest Rate: the applied risk-free rate is the IGP-M or IPCA coupon rate, according to the series, at the expiration date of the option;

•	Stock option expiry date: the expiry date for the stock options will be established by the Personnel Committee at the time the options are granted, these being automatically extinguished at the end of the period.

•	The term of each stock option series will begin on the date of issue and will expire at the end of the period which may vary between the minimum of 5 years and the maximum of 10 years; and

•	Vesting period of the option: the vesting period of each stock option series will be established by the Personnel Committee on the date of issue, and this period may vary between 1 and 7 years, as from the date of issue.

•             Stock-based compensation: not applicable because, unlike the other models, the number of shares is determined based on the determination of the compensation amount. Once the compensation amount is determined, the amount is converted into shares, taking into account their market value.

•             Partners Program: it adopts the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital, to discount the quoted market price of the Issuer’s preferred shares on the grant date.

c) Method used and assumptions made to absorb the expected early exercise effects

Simple options: the simple option pricing uses the Binomial tree and takes into consideration the vesting period for the simple options. The vesting period of each series will be established by the Committee upon issue, and it may last from one year to seven years as from the grant date. Usually, the vesting period determined by the Committee is five years. From the end of the vesting period, the option can be exercised at any time until the expiry date of the option.

Stock-based compensation: not applicable.

Partners Program: not applicable.

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d) Method to determine expected volatility

Simples options: expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the Issuer’s preferred share, adjusted by the IGP-M or IPCA, according to the series.

Stock-based compensation: not applicable.

Partners Program: not applicable.

e) if any other characteristic of the options was included in its fair value measurement

Simple options: the historical series is adjusted for splits, bonuses and reverse splits.

Stock-based compensation: not applicable.

Partners Program: not applicable.

13.10.	With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format:

a	body	Board of Directors				Board of Statutory Officers
b	number of members	1		1		7		2		1
c	Plan name	ITAUBANCO CD (1)		Futuro Inteligente		ITAUBANCO CD (1)		Futuro Inteligente		Flexprev PGBL
d	number of management members that have the conditions necessary for retirement		-		1		2		-		-
e	conditions for early retirement		50 years of age		50 years of age		50 years of age		50 years of age		50 years of age
f	restated amount of contributions accumulated in the pension plan by the end of last year, less the portion relating to contributions made directly by management members	R$	1,558,091	R$	1,608,176	R$	19,074,707	R$	1,391,986	R$	105,765
g	total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$	58,247	R$	208,191	R$	508,156	R$	289,349	R$	42,333
h	whether there is the possibility of early redemption and, if so, what the conditions are		No		No		No		No		No

Notes:

1. The number of members of each body (item "b") corresponds to the number of management members that are active participants of the pension plans.

2. The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

13.11. In a table, please indicate, for the past three years, with respect the Board of Directors, Board of Statutory Officers, and Fiscal Council:

In view of the ongoing judicial discussion concerning the legal status of this item, the offering of information would construe a violation of the officers’ individual rights. Accordingly, the Issuer will await the judgment from the Superior Justice Court ("STJ") in connection with the petition for an injunction filed by the Brazilian Institute of Financial Executives of Rio de Janeiro (IBEF – RJ) to carry out the related disclosure.

267

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer

Except for the benefits provided for in the compensation policy, such as the possibility of keeping the deferred portion of the variable compensation and the health care plan, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

Any exception to the practices provided for in the compensation policy must be fully justified and approved by the Personnel Committee, as well as compatible with value creation and the Issuer’s risk management.

13.13. With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s result related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2014
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	74%	40%	0%

2013
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	81%	49%	0%

2012
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	80%	45%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s result as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any other reason other than the position they hold, this as commissions and consulting or advisory services provided

Not applicable.

13.15. With respect to the past three years, please indicate the amounts recognized in the result of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason this amounts were paid to these persons

268

2014 - Compensation received due to the position held in the Issuer	R$

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	212,446,054	-	212,446,054
Companies under common control	-	-	-	-

2013 - Compensation received due to the position held in the Issuer	R$

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	138,682,032	-	138,682,032
Companies under common control	-	-	-	-

2012 - Compensation received due to the position held in the Issuer	R$

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	137,949,478	-	137,949,478
Companies under common control	-	-	-	-

13.16. Supply other information that the Issuer may deem relevant

Not applicable.

269

ITEM 14 – HUMAN RESOURCES

14.1. Describe the issuer’s human resources, supplying the following information:

a)	Number of employees (total, by groups based on the activity performed and by geographic location).

Employees

The number of employees within the Itaú Unibanco Group decreased from 95,696 in 2013 to 93,175 in 2014. The decrease in the number of employees is mainly explained by the natural renewal of staff. In addition, there was a reduction of 322 employees as a result of the sale of our large risk insurance operations in October 2014.

The tables below show the total number of employees for the years ended December 31, 2014, 2013 and 2012, segmented by region (Brazil and abroad) and operating unit:

Employees	December 31,				Variation (%)
(Brazil and abroad)	2014	2013	2012	2011	2014-2013	2013-2012	2012-2011
In Brazil	86,192	88,783	90,323	98,258	(2.9)	(1.7)	(8.1)%
Abroad	6,983	6,913	6,654	6,284	1.0	3.9	5.9%
Argentina	1,679	1,696	1,650	1,566	(1.0)	2.8	5.4%
Chile	2,563	2,542	2,451	2,334	0.8	3.7	5.0%
Uruguay	1,176	1,180	1,127	1,099	(0.3)	4.7	2.5%
Paraguay	789	731	701	650	7.9	4.3	7.8%
Europe	233	256	261	213	(9.0)	(1.9)	22.5%
Other	543	508	464	422	6.9	9.5	10.0%
Total	93,175	95,696	96,977	104,542	(2.6)	(1.3)	(7.2)%

Employees (by operating unit)	December 31			Change (%)
	2014	2013	2012	2014-2013	2013-2012
Commercial Banking - Retail	92,457	90,427	91,304	2.2	(1.0)
Wholesale banking	395	2,532	2,848	(84.4)	(11.1)
Consumer Credit - Retail	303	2,718	2,781	(88.9)	(2.3)
Operations with the Market and Corporation	20	19	44	5.3	(56.8)
Total	93,175	95,696	96,977	(2.6)	(1.3)

b) Total outsourced workers (segmented by activity performed and geographical location)

Total outsourced workers (by activity performed)

	December 31			Change (%)
Type	2014	2013	2012	2014/2013	2013/2012
Surveillance	13,944	13,531	13,863	3.1%	-2.4%
Cleaning	4,119	4,109	3,831	0.2%	7.3%
Maintenance	1,214	1,776	1,765	-31.6%	0.6%
Information Technology	3,739	3,109	3,670	20.3%	-15.3%
Mail Room	1,849	1,849	1,846	0.0%	0.2%
Temporary labor	2,525	2,698	2,958	-6.4%	-8.8%
Legal	33	43	394	-23.3%	-89.1%
Other	2,459	1,828	4,403	34.5%	-58.5%
Total Itaú Unibanco	29,882	28,943	32,730	3.2%	-11.6%

Total outsourced workers (by geographical location in Brazil)

	December 31			Change (%)
Region	2014	2013	2012	2014/2013	2013/2012
South	2,919	3,561	2,909	-18.0%	22.4%
Southeast	22,630	20,465	24,624	10.6%	-16.9%
Center-West	1,402	1,339	1,267	4.7%	5.7%
Northeast	2,428	2,897	3,584	-16.2%	-19.2%
North	503	681	346	-26.1%	96.8%
Total	29,882	28,943	32,730	3.2%	-11.6%

Note: call center operations are not included; temporary labor includes sale promoters and human resource services.

270

c) Turnover rate

Turnover rate1 is the ratio of employees hired to employees terminated (either voluntary or not) in a given period. We monitor this rate on a monthly basis and submit it to the Executive Committee.

Our rate for the year ended on December 31, 2014 was 10.9%. We invested in an employee redeployment program, which is intended to create in-house opportunities taking into account the availability of open positions and the professional profile of internal candidates.

The Relocation Center receives employees in times of career transition, coming from areas undergoing restructuring, among others. The process consists in monitoring the employees that were indicated, accomplishing dynamic group or individual interviews, crossing with the opportunities available in all companies of the Group. As a result of this work, there were appointed to the Relocation Center in 2014, 672 employees at various levels of position, of whom 578 won new opportunities internally.

In 2014, most of the employee terminations occurred in the age group between 30 and 50 years old and the hiring of employees in the age group below 30 years old.

Turnover Rate = Total terminations/((Total employees in the beginning of the period + Total employees at the end of the period)/2))

Apprentices, expatriates, disability retirees, officers and interns are disregarded.

(1) The criteria used does not inclue employees abroad, IBBA and Redecard.

d) Issuer’s exposure to labor liabilities and contingencies

In 2014, we and our subsidiaries were not exposed to any labor liabilities or labor contingencies which significantly impacted our results. The pool of labor claims for our subsidiaries in such period comprises labor claims filed by employees, former employees and outsourced service providers.

Unions and former employees have filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor law. As of December 31, 2014, there were 62,641 labor claims filed against us.

The main requests in the labor claims filed by our employees and former employees include:

•              Salary differences arising from the application of the 30 working hours per week limit, provided for in Article 224 of the Brazilian Labor Laws Consolidation (CLT), applicable bank employees whose function does not require special trust from the employer;

271

•	Salary differences arising from overtime not duly registered in the internal systems;
•	Claims with respect to the method to establish the overtime work pay; and
•	Salary parity.

Labor class actions filed against us mainly relate to the continuation of health care plans, safety rules and strikes. We are also defendants in connection with labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases, health and safety, determination of working days and compliance with the minimum quotas of disabled personnel. In the fiscal year ended December 31, 2014, we paid approximately R$1,255 million in settlements with former employees and rulings imposed by labor courts.

Regarding labor claims filed by outsourced service providers, they generally involve allegations of subsidiary liability of the companies within our group.

14.2. Comment on any relevant change occurred with respect to the figures disclosed in item 14.1 above

No comment.

14.3. Describe the issuer’s employee compensation policies, informing:

a) Salary and variable compensation policy

Regarding their policy on fixed and variable compensation, the Issuer and its subsidiaries have adopted market parameters and a compensation strategy according to the business area in which each employee works. This alignment is measured periodically through the commissioning of salary surveys from specialized consultancies, participation in surveys conducted by other banks, as well as participation in specialized forums on this subject.

The fixed compensation seeks to acknowledge the complexity and maturity of the employees in relation to their scope of work/duties. Employees have their fixed compensation changed according to the policy on promotion and merit, which takes into consideration the seniority of the employee and their performance when carrying out their duties.

The variable compensation, in turn, acknowledges the level of dedication, the results achieved and its short, medium and long-term sustainability.

In addition, employees have salary adjustments and are entitled to profit sharing, established in Collective Bargaining Agreements, signed between the unions of the categories that represent the employees.

b) Benefit policy

The Issuer and its subsidiaries provide several benefits established in the Collective Bargaining Agreements with each unions of the many categories of employees, the conditions of which are defined in these documents (allowances for meals, nursery/nanny care for children, transportation, etc.). There are also additional and differentiated benefits, such as: (i) medical and dental care plan, (ii) private pension plan, (iii) group life insurance, (iv) psychosocial services, and (v) differentiated treatment in the use of banking products and services.

272

Other benefits are given to the employees of the Issuer and its subsidiaries through entities that are part of the Itaú Unibanco Conglomerate, such as Fundação Itaú Unibanco Clube and Instituto Assistencial Pedro di Perna.

c) Characteristics of the stock-based profit sharing plans to non-management employees, identifying:

One of the components of the calculation of profit sharing with the employees in the management and superintendent positions who stood out comprises preference shares of the Issuer (ITUB4) in compliance with corporate limits (see sub-item “f” of item 13.4) and deferred over three years, being delivered 1/3 each year.

The number of ITUB4 shares to be paid will be determined after the net income for the base year is calculated and they will be delivered on the payment dates of the final portion of profit sharing, as determined in the Collective Bargaining Agreements of the category.

There is no compensation proportional to working time. Employees who resign or are dismissed for cause before the end of the deferral period will not receive the shares.

The share price is calculated based on the average quotation of the Issuer’s preference shares on BM&FBOVESPA in the thirty days prior to the establishment of this price.

Partners Program

The Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for 3 and 5-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for 3 and 5-year terms. These Partners Shares will subsequently remain unavailable for 5 and 8-year terms as from the initial investment in Own Shares.

14.4. Describe the relations between the issuer and unions

The relationship of the Itaú Unibanco Conglomerate with the unions that represent its employees is developed in a structured and transparent way, which guarantees unions’ freedom, protects the right to belong to a union, and gives priority to collective bargaining in matters of common interest.

Itaú Unibanco guarantees that union member employees will not suffer discrimination on the grounds of their union affiliation or due to their taking part in union activities outside of working hours or in this period, provided that this is previously authorized by the employer.

Itaú Unibanco provides the unions with the option to run union affiliation campaigns in all of its units, as well as respecting and recognizing the prerogatives of employees elected to management positions in the unions that represent them by treating them similarly, irrespective of their political affiliation or membership of any union federation.

All of Itaú Unibanco’s employees are supported by Collective Bargaining Agreements that ensure additional rights supplementary to those provided for in the Brazilian labor legislation in force, and these are applied by the company as a minimum level of rights.

The respect for these principles reinforces the Itaú Unibanco Conglomerate’s commitment to always search for a balance in the relationship and find solutions to conflicts involving the interests of their employees and the unions representing them, without losing focus on the bottom line of the business and the value added to the shareholders.

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15.1/15.2 – Controlling Shareholders

BASE DATE July 17, 2015

	Common		Preferred
Itaú Unibanco Holding S.A.	shares	%	shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A.	1,553,990,549	51.00000	-	-	1,553,990,549	25.54260
Nationality: Brazilian
CNPJ 04.676.564/0001-08

Itaúsa - Investimentos Itaú S.A.	1,178,125,199	38.66458	102,620	0.00338	1,178,227,819	19.36627
Nationality: Brazilian
CNPJ 61.532.644/0001-15

BlackRock, INC	-	-	212,075,817	6.98336	212,075,817	3.48584
Nationality: US
Ações em Tesouraria	2,795	0.00009	92,685,065	3.05199	92,687,860	1.52349
Outros	314,921,655	10.33533	2,732,012,249	89.96128	3,046,933,904	50.08179

Total	3,047,040,198	100.00000	3,036,875,751	100.000000	6,083,915,949	100.00000

BASE DATE February 27, 2009

	Common		Preferred
IUPAR - Itaú Unibanco Participações S.A.	shares	%	shares	%	Total	%
Itaúsa - Investimentos Itaú S.A.	355,227,092	50.000000	350,942,273	100.000000	706,169,365	66.532101
Nationality: Brazilian
CNPJ 61.532.644/0001-15

Cia. E. Johnston de Participações	355,227,092	50.000000	-	-	355,227,092	33.467899
Nationality: Brazilian
CNPJ 04.679.283/0001-09

Total	710,454,184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

BASE DATE April 30, 2015

	Common		Preferred
Companhia E. Johnston de Participações	shares	%	shares	%	Total	%
Fernando Roberto Moreira Salles	590	25.000000	1,180	25.000000	1,770	25.000000
Nationality: Brazilian
CPF 002.938.068-53

João Moreira Salles	590	25.000000	1,180	25.000000	1,770	25.000000
Nationality: Brazilian
CPF 667.197.397-00

Pedro Moreira Salles	590	25.000000	1,180	25.000000	1,770	25.000000
Nationality: Brazilian
CPF 551.222.567-72

Walther Moreira Salles Júnior	590	25.000000	1,180	25.000000	1,770	25.000000
Nationality: Brazilian
CPF 406.935.467-00

Total	2,360	100.000000	4,720	100.000000	7,080	100.000000

274

BASE DATE June 30, 2015

	Common		Preferred
Itaúsa - Investimentos Itaú S.A.	shares	%	shares	%	Total	%
Companhia ESA	78,986,992	3.040830	22,738	0.000546	79,009,730	1.168991
Nationality: Brazilian
CNPJ 52.117.397/0001-08

Fundação Itaú Social	294,593,186	11.341207	5,989,098	0.143925	300,582,284	4.447274
Nationality: Brazilian
CNPJ 59.573.030/0001-30

Fundação Petrobras de Seguridade Social - PETROS -
13/01/2014	390,999,034	15.052625	-	-	390,999,034	5.785038
Nationality: Brazilian
CNPJ 34.053.942/0001-50

O. E. Setubal S.A.	6	0.000000	-	-	6	0.000000
Nationality: Brazilian
CNPJ 61.074.456/0001-90

Rudric ITH S.A.	201,764,876	7.767516	131,519,590	3.160578	333,284,466	4.931120
Nationality: Brazilian
CNPJ 67.569.061/0001-45

Alfredo Egydio Arruda Villela Filho	308,990,397	11.895468	169,819,652	4.080976	478,810,049	7.084248
Nationality: Brazilian
CPF 066.530.838-88

Ana Lúcia de Mattos Barreto Villela	308,990,375	11.895468	158,320,907	3.804647	467,311,282	6.914118
Nationality: Brazilian
CPF 066.530.828-06

Ricardo Villela Marino	54,796,872	2.109562	33,212,189	0.798130	88,009,061	1.302141
Nationality: Brazilian
CPF 252.398.288-90

Rodolfo Villela Marino	54,842,780	2.111330	33,278,884	0.799733	88,121,664	1.303807
Nationality: Brazilian
CPF 271.943.018-81

Paulo Setubal Neto	98,646,581	3.797682	19,621,428	0.471527	118,268,009	1.749838
Nationality: Brazilian
CPF 638.097.888-72

Carolina Marinho Lutz Setubal	1,745	0.000067	-	-	1,745	0.000026
Nationality: Brazilian
CPF 077.540.228-18

Julia Guidon Setubal	1,745	0.000067	-	-	1,745	0.000026
Nationality: Brazilian
CPF 336.694.358-08

Paulo Egydio Setubal	1,745	0.000067	-	-	1,745	0.000026
Nationality: Brazilian
CPF 336.694.318-10

Maria Alice Setubal	53,617,412	2.064156	32,047,277	0.770136	85,664,689	1.267454
Nationality: Brazilian
CPF 570.405.408-00

Fernando Setubal Souza e Silva	1,745	0.000067	351,117	0.008438	352,862	0.005221
Nationality: Brazilian
CPF 311.798.878-59

Guilherme Setubal Souza e Silva	1,745	0.000067	224,227	0.005388	225,972	0.003343
Nationality: Brazilian
CPF 269.253.728-92

Tide Setubal Souza e Silva Nogueira	1,745	0.000067	564,881	0.013575	566,626	0.008384
Nationality: Brazilian
CPF 296.682.978-81

Olavo Egydio Setubal Júnior	87,315,928	3.361476	25,048,922	0.601956	112,364,850	1.662497
Nationality: Brazilian
CPF 006.447.048-29

275

Bruno Rizzo Setubal	1,745	0.000067		-	1,745	0.000026
Nationality: Brazilian
CPF 299.133.368-56

Camila Setubal Lenz Cesar	1,745	0.000067	1,741	0.000042	3,486	0.000052
Nationality: Brazilian
CPF 350.572.098-41

Luiza Rizzo Setubal Kairalla	1,745	0.000067	7,097	0.000171	8,842	0.000131
Nationality: Brazilian
CPF 323.461.948-40

Roberto Egydio Setubal	86,976,929	3.348425	28,151,740	0.676521	115,128,669	1.703390
Nationality: Brazilian
CPF 007.738.228-52

Mariana Lucas Setubal	1,745	0.000067		-	1,745	0.000026
Nationality: Brazilian
CPF 227.809.998-10

Paula Lucas Setubal	1,745	0.000067		-	1,745	0.000026
Nationality: Brazilian
CPF 295.243.528-69

José Luiz Egydio Setubal	84,667,437	3.259515	22,749,017	0.546687	107,416,454	1.589283
Nationality: Brazilian
CPF 011.785.508-18

Beatriz de Mattos Setubal da Fonseca	625,659	0.024087	72	0.000002	625,731	0.009258
Nationality: Brazilian
CPF 316.394.318-70

Gabriel de Mattos Setubal	625,659	0.024087	72	0.000002	625,731	0.009258
Nationality: Brazilian
CPF 348.338.808-73

Olavo Egydio Mutarelli Setubal	625,659	0.024087	72	0.000002	625,731	0.009258
Nationality: Brazilian
CPF 394.635.348-73

Alfredo Egydio Setubal	86,579,303	3.333118	24,271,516	0.583274	110,850,819	1.640097
Nationality: Brazilian
CPF 014.414.218-07

Alfredo Egydio Nugent Setubal	1,745	0.000067		-	1,745	0.000026
Nationality: Brazilian
CPF 407.919.708-09

Marina Nugent Setubal	1,745	0.000067		-	1,745	0.000026
Nationality: Brazilian
CPF 384.422.518-80

Ricardo Egydio Setubal	86,539,188	3.331573	24,958,887	0.599793	111,498,075	1.649673
Nationality: Brazilian
CPF 033.033.518-99

Marcelo Ribeiro do Valle Setubal	1,745	0.000067	41,779	0.001004	43,524	0.000644
Nationality: Brazilian
CPF 230.936.378-21

Rodrigo Ribeiro do Valle Setubal	1,745	0.000067	41,779	0.001004	43,524	0.000644
Nationality: Brazilian
CPF 230.936.298-02

Patricia Ribeiro do Valle Setubal	1,745	0.000067	41,779	0.001004	43,524	0.000644
Nationality: Brazilian
CPF 230.936.328-62

Tesouraria	999,540	0.038480	-	-	999,540	0.014789

Outros	316,335,375	12.178234	3,450,964,967	82.930941	3,767,300,342	55.739202

Total	2,597,547,108	100.000000	4,161,251,428	100.000000	6,758,798,536	100.000000

276

BASE DATE May 08, 2015

	Common
Companhia ESA	shares	%	Total	%
O. E. Setubal S.A.	6	0.000000	6	0.000000
Nationality: Brazilian
CNPJ 61.074.456/0001-90

Rudric ITH S.A.	201,764,876	13.312252	201,764,876	13.312252
Nationality: Brazilian
CNPJ 67.569.061/0001-45

Alfredo Egydio Arruda Villela Filho	308,990,397	20.386888	308,990,397	20.386888
Nationality: Brazilian
CPF 066.530.838-88

Ana Lúcia de Mattos Barreto Villela	308,990,375	20.386886	308,990,375	20.386886
Nationality: Brazilian
CPF 066.530.828-06

Ricardo Villela Marino	54,796,872	3.615445	54,796,872	3.615445
Nationality: Brazilian
CPF 252.398.288-90

Rodolfo Villela Marino	54,842,780	3.618474	54,842,780	3.618474
Nationality: Brazilian
CPF 271.943.018-81

Paulo Setubal Neto	98,646,581	6.508606	98,646,581	6.508606
Nacionalidade: Brasileira
CPF 638.097.888-72

Carolina Marinho Lutz Setubal	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 077.540.228-18

Julia Guidon Setubal	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 336.694.358-08

Paulo Egydio Setubal	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 336.694.318-10

Maria Alice Setubal	53,617,412	3.537625	53,617,412	3.537625
Nationality: Brazilian
CPF 570.405.408-00

Fernando Setubal Souza e Silva	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 311.798.878-59

Guilherme Setubal Souza e Silva	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 269.253.728-92

Tide Setubal Souza e Silva Nogueira	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 296.682.978-81

Olavo Egydio Setubal Júnior	87,315,928	5.761021	87,315,928	5.761021
Nationality: Brazilian
CPF 006.447.048-29

Bruno Rizzo Setubal	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 299.133.368-56

Camila Setubal Lenz Cesar	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 350.572.098-41

Luiza Rizzo Setubal Kairalla	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 323.461.948-40

Roberto Egydio Setubal	86,976,929	5.738654	86,976,929	5.738654
Nationality: Brazilian
CPF 007.738.228-52

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Mariana Lucas Setubal	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 227.809.998-10

Paula Lucas Setubal	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 295.243.528-69

José Luiz Egydio Setubal	84,667,437	5.586276	84,667,437	5.586276
Nationality: Brazilian
CPF 011.785.508-18

Beatriz de Mattos Setubal da Fonseca	625,659	0.041280	625,659	0.041280
Nationality: Brazilian
CPF 316.394.318-70

Gabriel de Mattos Setubal	625,659	0.041280	625,659	0.041280
Nationality: Brazilian
CPF 348.338.808-73

Olavo Egydio Mutarelli Setubal	625,659	0.041280	625,659	0.041280
Nationality: Brazilian
CPF 394.635.348-73

Alfredo Egydio Setubal	86,579,303	5.712419	86,579,303	5.712419
Nationality: Brazilian
CPF 014.414.218-07

Alfredo Egydio Nugent Setubal	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 407.919.708-09

Marina Nugent Setubal	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 384.422.518-80

Ricardo Egydio Setubal	86,539,188	5.709772	86,539,188	5.709772
Nationality: Brazilian
CPF 033.033.518-99

Marcelo Ribeiro do Valle Setubal	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 230.936.378-21

Patricia Ribeiro do Valle Setubal	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 230.936.328-62

Rodrigo Ribeiro do Valle Setubal	1,745	0.000115	1,745	0.000115
Nationality: Brazilian
CPF 230.936.298-02

Total	1,515,632,981	100.000000	1,515,632,981	100.000000

278

BASE DATE April 30, 2013

	Common
O. E. Setubal S.A.	shares	%	Total	%
Paulo Setubal Neto	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 638.097.888-72

Maria Alice Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 570.405.408-00

Olavo Egydio Setubal Júnior	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 006.447.048-29

Roberto Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 007.738.228-52

José Luiz Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 011.785.508-18

Alfredo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 014.414.218-07

Ricardo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 033.033.518-99

Total	700,000	100.000000	700,000	100.000000

BASE DATE May 11, 2015

	Common
Rudric S.A.	shares	%	Total	%
Maria de Lourdes Egydio Villela	876,802,475	99.999942	876,802,475	99.999942
Nationality: Brazilian
CPF 007.446.978-91

Ricardo Villela Marino	250	0.000029	250	0.000029
Nationality: Brazilian
CPF 252.398.288-90

Rodolfo Villela Marino	250	0.000029	250	0.000029
Nationality: Brazilian
CPF 271.943.018-81

Total	876,802,975	100.000000	876,802,975	100.000000

15.3 – Distribution of Capital

Date of last stockholders' meeting/ Date os last change	4/29/2015
Number of individuals shareholders	89,181
Number of corporate shareholders	12,097
Number of institutional investors	1,115

Outstanding shares

Outstanding shares corresponding to all Issuer’s shares, except for those held by the parent company, the people related to it, management members of the Issuer and treasury shares.

Number of common shares (units)	287,676,288	9.441%
Number of preferred shares (units)	2,921,797,735	96.211%
Total	3,209,474,023	52.753%

279

15.4 Should the issuer wish, please insert a flowchart of the issuer’s shareholders, identifying all direct and indirect parent companies, as well as shareholders who have an interest equal to or higher than 5% in a class or type of shares, provided that it is compatible with the information presented in items 15.1 and 15.2.

None.

15.5. With respect to any shareholders’ agreement filed at the issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the Issuer, please indicate:

a) parties

Itaúsa (controlled by the Egydio de Souza Aranha family) and Cia. E. Johnston (owned by the Moreira Salles family) have a shareholders’ agreement to govern their relationships to IUPAR, Itaú Unibanco Holding and their subsidiaries.

b) date of execution

c) term of effectiveness

The shareholders’ agreement is in effect for a term of twenty (20) years from January 27, 2009 and may be automatically renewed for successive terms of ten (10) years, unless any shareholder requests otherwise, in writing, at least one year prior to the end of each effectiveness period.

d) description of the clauses related to the exercise of voting right and control power

e) description of the clauses related to the appointment of management members

The Board of Directors of IUPAR is composed of four (4) members, two (2) of whom appointed by Itaúsa and two (2) by Cia. E. Johnston, and the Executive Board is composed of four (4) members, two (2) of whom appointed by Itaúsa and two (2) by Cia. E. Johnston. As mentioned above herein, the Board of Directors of Itaú Unibanco Holding is composed of a minimum of ten (10) and a maximum of fourteen (14) members. The Board of Directors currently comprises twelve (12) members, six (6) jointly appointed by Itaúsa and Cia. E. Johnston, and two (2) appointed by Itaúsa, due to its direct interest in our capital stock.

f) description of the clauses related to the transfer of shares and the preemptive right to purchase them

The shares held by Itaúsa and by Cia. E. Johnston at IUPAR cannot be transferred until November 3, 2018. After this period, if one of the parties decides to transfer the shares of IUPAR it holds, the other party may opt to (i) exercise the preemptive rights and purchase the shares, or (ii) exercise the tag-along right under the same terms and conditions, or (iii) waive both preemptive and tag-along rights. Itaúsa may, through its own free will, transfer the shares of Itaú Unibanco Holding that it directly owns. If the parties decide to jointly transfer the totality of their shares of IUPAR, Itaúsa may exercise its tag-along right in order to include all or a portion of the shares of Itaú Unibanco Holding that it directly owns.

g) description of the clauses that restrict or condition the voting rights of the members of the Board of Directors

The members of the Board of Directors appointed by Itaúsa and IUPAR vote together.

15.6. Indicate relevant changes in the ownership interests of the issuer’s control group and management members.

None.

15.7 Supply other information that the issuer may deem relevant

The number of individual and corporate shareholders and institutional investors stated in item 15.3 hereof refers to the March 30, 2015 base date.

The number of outstanding shares informed in item 15.3 hereof refers to July 17, 2015 base date.

280

Item 16 – Transactions with Related Parties

16.1. Describe the issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter

The transactions carried out between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750, of June 30, 2009. These transactions are carried out at amounts, terms and average rates that are usual in the market, in effect on the respective dates, and at arm’s length conditions.

Our policy for transactions with related parties (Related Parties Policy) defines the concept of related party and establishes rules and procedures for transactions among them. It provides that such transactions must be carried out in writing, under market conditions, pursuant to our internal practices (such as the guidelines set forth in our Code of Ethics) and disclosed in our financial statements, according to materiality criteria defined by accounting standards.

Transactions with related parties involving “significant” amounts, as defined in our Related Parties Policy, are subject to additional internal governance. In December 2014, our Related Parties Policy was amended to establish that transactions involving “Significant Amounts” with related parties (i.e. transactions or sets of connected transactions that involve, in the period of one year, amounts higher than R$1 million) must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Prior to such approval, transactions involving “Significant Amounts” of less than R$50 million are submitted to the analysis of our Ethics and Ombudsperson Superintendency. All transactions involving “Significant Amounts” with related parties are reported to our Board of Directors on a quarterly basis.

Instruction CVM No. 480/2009 was also recently amended to require that transactions with related parties that meet the conditions set forth by Schedule 30-XXXIII of such rule be disclosed within 7 (seven) business days of their occurrence, in accordance with the terms defined in such rule.

Additionally, Brazilian regulation sets forth that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them.

These transactions are eliminated from the consolidated financial statements and also consider the absence of risk.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco – Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev – Previdência Complementar and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed private pension companies that administer supplementary retirement plans sponsored by Itaú Unibanco Holding and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities maintained by Itaú Unibanco and subsidiaries to operate in their respective areas of interest;

•	The investments in Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and MCC Securities Inc.

16.2. Inform, with respect to transactions with related parties that, according to the accounting rules, should be disclosed in the issuer’s individual or consolidated financial statements and that have been entered into in the past three years or that are in effect in the current year:

a) Name of the related parties

•	Itaúsa Investimentos Itaú S.A. – Parent company

281

•	Itaú Unibanco S.A. – Subsidiary

•	Grand Cayman Branch - Subsidiary

•	Itaú Corretora de Valores S.A. - Subsidiary

•	Duratex S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Itaúsa Empreendimentos S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	ITH Zux Cayman Company Ltd. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Itaú Gestão de Ativos S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento Investimento, FIC Promotora de Vendas Ltda. – Entities under common control

•	Porto Seguro S.A. - Affiliated Company

•	Elekeiroz S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Itautec S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	UBB Prev - Previdência Complementar – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Fundação Banorte Manuel Baptista da Silva Seguridade Social – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Fundação Itaú Unibanco – Previdência Complementar – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	FUNBEP – Fundo de Pensão Multipatrocinado – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Instituto Itaú Cultural – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Fundação Itaú Social – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Instituto Unibanco de Cinema – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Associação Clube “A” – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

b) Relationship of the parties with the issuer

See items a) and e).

c) Date of transaction

See item e).

282

d) Subject matter of the agreement

•	Interbank Investments

•	Securities and Derivative Financial Instruments

•	Interbank Deposits

•	Repurchase Agreements

•	Donations for investments in social projects according to Law No. 8,313/91, Art.26

•	Rental for the Use of Common Structure

•	Data Processing: Specialized Technical Assistance and Maintenance of Equipment

•	Agreement for the Apportionment of Common Costs due to the use of the common structure

e) Amount involved in the transaction

Parent Company										R$ million
Name of the Related Party	Relationship of the partner with the issuer	Transaction date	Subject matter of the agreement	Amount involved in the transaction	Existing balance	Result	Duration (due date)	Corresponding amount of such related party in the transaction, if it can be determined	Related guarantees and insurance policies	This relationship is a loan or another type of debt	Nature of and reasons for the transaction
Itaú Unibanco S.A.	Subsidiary	12/31/2014	Interbank investment	29.86	29.86	-	1/2/2015	Not applicable	Not applicable	Not applicable	CDI and NTN-B
		12/31/2014		0.01	0.01	-	1/2/2015
		10/3/2014		50.00	51.33	-	9/28/2015
		3/30/2012		7,484.69	9,509.66	-	12/13/2032
		12/12/2012		9,000.00	10,835.96	-	12/13/2032
		1/24/2013		67.02	80.05	-	12/13/2032
		1/31/2013		686.46	818.84	-	12/13/2032
		12/12/2012		7,910.25	9,523.91	-	12/13/2032
		8/27/2014		40.00	41.52	-	8/21/2015
		6/16/2014		2,237.35	2,371.38	-	6/11/2015
		12/12/2014		60.00	60.32	-	12/7/2015
			Total	27,565.63	33,322.82	3,361.00
Grand Cayman Brach	Subsidiary	6/21/2011	Interbank investment	1,319.10	1,321.18		12/21/2021	Not applicable	Not applicable	Not applicable	Time deposit
		5/6/2014		85.00	86.21		5/6/2016
		4/15/2010		2,629.69	2,665.02		4/15/2020
		9/23/2010		2,642.89	2,710.94		1/22/2021
		1/31/2011		643.11	660.95		1/22/2021
			Total	7,319.78	7,444.29	443.61
Itaú Unibanco Nassau Branch	Subsidiary	11/24/2014	Interbank investment	505.67	505.67	-	11/23/2015	Not applicable	Not applicable	Not applicable	Time deposit
			Total	505.67	505.67	-
Grand Cayman Brach	Subsidiary	1/24/2012	Securities	1,460.91	1,474.10	-	12/21/2021	Not applicable	Not applicable	Not applicable	CDB
		11/13/2012		4,967.09	4,983.17	-	5/13/2023		Not applicable	Not applicable	CDB
		3/19/2012		3,320.25	3,364.42	-	3/19/2022		Not applicable	Not applicable	CDB
		6/8/2012		3,652.28	3,722.84	-	6/8/2022		Not applicable	Not applicable	CDB
			Total	13,400.53	13,544.53	654.24			Not applicable	Not applicable	CDB
Itaú Bank Ltd	Subsidiary		Repurchase agreements	(24.20)	(24.20)	(7.36)		Not applicable	Not applicable	Not applicable	Funding
			Total	(24.20)	(24.20)	(7.36)
Itaú Unibanco S.A.	Subsidiary		Provision of Services	581.55	581.55	-		Not applicable	Not applicable	Not applicable	Provision of services
Itaú Corretora de Valores S.A.	Subsidiary		Provision of Services	(0.26)	(0.26)	(3.33)		Not applicable	Not applicable	Not applicable	Brokerage
Itaúsa - Investimentos Itaú S.A.	Parent company	1/1/2014	Rental of real estate	-	-	(0.02)	12/31/2014	Not applicable	Not applicable	Not applicable	Rent
Itaú Seguros S.A.	Subsidiary	1/1/2014	Rental of real estate	-	-	(0.18)	12/31/2014	Not applicable	Not applicable	Not applicable	Rent
Itaú Unibanco S.A.	Subsidiary	01/01 to 12/31/2014	Agreement for apportionment of common costs	-	-	(5.38)	01/01 to 12/31/201	Not applicable	Not applicable	Not applicable	Use of common structure

								R$ million
Transaction date	Subject matter of the agreement	Amount involved in the transaction	Existing balance	Result	Duration (due date)	Corresponding amount of such related party in the transaction, if it can be determined	Related guarantees and insurance policies	This relationship is a loan or another type of debt	Nature of and reasons for the transaction
12/30/2014	Repurchase Agreement	(26.07)	(26.07)	-	1/2/2015	Not applicable	Not applicable	Not applicable	Funding
8/29/2012	Repurchase Agreement	(100.15)	(100.15)	(10.28)	6/1/2021	Not applicable	Not applicable	Not applicable	Funding
11/27/2012	Repurchase Agreement	(5.77)	(5.77)	(1.67)	10/1/2024	Not applicable	Not applicable	Not applicable	Funding
12/30/2014	Repurchase Agreement	(1.54)	(1.54)	(0.17)	1/2/2014	Not applicable	Not applicable	Not applicable	Funding
12/30/2014	Repurchase Agreement	(7.88)	(7.88)	(0.73)	1/2/2014	Not applicable	Not applicable	Not applicable	Funding
	Amounts Receivable from								Provision of
01/01 to 12/31/2014	Related Companies	(13.28)	(13.28)	34.89	01/01 to 12/31/2014	Not applicable	Not applicable	Not applicable	Services
	Amounts Payable to Related								Provision of
01/01 to 12/31/2014	Companies	(92.73)	(92.73)	0.29	01/01 to 12/31/2014	Not applicable	Not applicable	Not applicable	Services
01/01 to 12/31/2014	Provision of Services	-	-	-	01/01 to 12/31/2014	Not applicable	Not applicable	Not applicable	Provision of Services
01/01 to 12/31/2014	Provision of Services	0.28	0.28	5.18	01/01 to 12/31/2014	Not applicable	Not applicable	Not applicable	Provision of Services
01/01 to 12/31/2014	Provision of Services	0.03	0.03	0.64	01/01 to 12/31/2014	Not applicable	Not applicable	Not applicable	Provision of Services
01/01 to 12/31/2014	Rental Expenses	-	-	(37.92)	01/01 to 12/31/2014	Not applicable	Not applicable	Not applicable	Rental for the Use of Common Structure
01/01 to 12/31/2014	Rental Expenses	-	-	(13.15)	01/01 to 12/31/2014	Not applicable	Not applicable	Not applicable	Rental for the Use of Common Structure
01/01 to 12/31/2014	Donation Expenses	-	-	(77.50)	01/01 to 12/31/2014	Not applicable	Not applicable	Not applicable	Donations for Investment in Social Projects
01/01 to 12/31/2014	Donation Expenses	-	-	(0.80)	01/01 to 12/31/2014	Not applicable	Not applicable	Not applicable	Donations for Investment in Social Projects
01/01 to 12/31/2014	Data Processing Expenses	-	-	(284.89)	01/01 to 12/31/2014	Not applicable	Not applicable	Not applicable	Specializaed Technical Assistance and Maintenance of Equipment

283

f) Existing balance

See item e).

g) Amount corresponding to the interest of the related party in the transaction, if it can be calculated

Not applicable.

h) Related guarantees and insurance

Not applicable.

i) Term of the relationship

See item e).

j) Termination or extinction conditions

Not applicable.

k) When the relationship is a loan or other type of debt, please also state:

I - Nature of and reasons for the transaction

II - Interest rate charged

Not applicable.

16.3. With respect to each of the transactions or group of transactions mentioned in item 16.2 above that took place in the previous year: a) identify the measures taken to address conflicts of interest; and b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment

The consolidated transactions presented in Item 16.2, base date December 31, 2014, between Itaú Unibanco Holding S.A. and related parties were carried out at amounts, rates and terms that are usual in the market, on an arm’s length basis, and, therefore, they do not give rise to any benefit or loss for the parties, particularly:

•	Interbank Deposits – rates and terms agreed upon are similar to those applied to transactions in the market;

•	Securities – rates and terms agreed upon are similar to those used in the market;

•	Repurchase Agreements – the rates used are similar to those used in transactions with third parties;

•	Data Processing Expenses (Itautec) – these refer to expenses with specialized technical assistance and maintenance of equipment, and the prices applied are similar to market prices;

•	Donations – made in compliance with the entities’ respective bylaws and social projects to be implemented;

•	Rental expenses – in accordance with the usual market practices, subject to annual adjustment at the variation of IGPM/FGV (general market price index published by Fundação Getúlio Vargas);

•	Amounts payable to related companies – price adjustment related to the purchase of investment the variation of which is reflected in accordance with the change in the market value of the purchased investment;

•	Revenue / Expenses from the Provision of Services – services of custody, brokerage and portfolio management;

•	Agreement for the Apportionment of Common Costs – use of the conglomerate’s common structure.

284

ITEM 17 - CAPITAL

17.1 - Prepare a table containing the following information on capital:

	Authorized capital	Issued capital	Subscribed capital	Paid-up capital	Term for the payment of capital that has not yet been paid up	Date of last authorization
In Brazilian reais	0	85,148,000,000	85,148,000,000	85,148,000,000	-	04/29/2015
In shares	7,986,000,000	6,083,915,949	6,083,915,949	6,083,915,949	-	04/29/2015
Common shares	3,993,000,000	3,047,040,198	3,047,040,198	3,047,040,198	-	04/29/2015
Preferred shares	3,993,000,000	3,036,875,751	3,036,875,751	3,036,875,751	-	04/29/2015

285

17.2 – Capital Increases

See item 17.5.

286

17.3 - Information on splits, reverse splits and bonus shares

	Number of shares before approval (Unit)			Number of shares after approval (Unit)
Date	Number of common	Number of preferred	Number of total	Number of common	Number of preferred	Number of total
Approval	shares	shares	shares	shares	shares	shares
Bonuses
04/19/2013	2,289,286,400	2,281,649,700	4,570,936,100	2,518,215,040	2,509,814,670	5,028,029,710

Bonuses
04/23/2014	2,518,215,040	2,509,814,670	5,028,029,710	2,770,036,544	2,760,796,137	5,530,832,681

Bonuses
04/29/2015	2,770,036,544	2,760,796,137	5,530,832,681	3,047,040,198	3,036,875,751	6,083,915,949

287

17.4 – Information on capital reduction

Justification for not filling in the table:

No capital reduction.

288

17.5 – Other relevant information

I – Supplementary information related to changes in the Company’s capital that took place in the past three years

Item 17.2 – Capital increases

289

Date of resolution	Body that resolved on the increase	Date of issue	Total amount of increase		Number of securities issued	Issue price	Payment method	Criterion	Private or public subscription	% in relation to last capital

04/19/2013	Stockholders’ Meeting		R$	15,000,000,000.00	228,928,640 book-entry common shares 228,164,970 book-entry preferred shares	32.816035	Reserve capitalization and share bonus	N/A	N/A	33.33

04/23/2014	Stockholders’ Meeting		R$	15,000,000,000.00	251,821,504 book-entry common shares 250,981,467 book-entry preferred shares	29.832759	Reserve capitalization and share bonus	N/A	N/A	25.00

04/29/2015	Stockholders’ Meeting		R$	10,148,000,000.00	277,003,654 book-entry common shares 276,079,614 book-entry preferred shares	18.348051	Reserve capitalization and share bonus	N/A	N/A	13.53

II - Bonus Shares

At an extraordinary general meeting held on April 23, 2014, our stockholders approved the increase in capital stock in the amount of R$ 15,000,000,000.00 (fifteen billion reais), the said capital stock increasing from R$ 60,000,000,000.00 (sixty billion reais) to R$ 75,000,000,000.00 (seventy-five billion reais), through the capitalization of values posted to the Revenue Reserves –Statutory Reserves of issuer.

The capital increase will be effected through a bonus in shares with the issue of 502,802,971 new book entry shares, without par value, being 251,821,504 common and 250,981,467 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights; There will be no change in the distribution of dividends policy as a result of this approval. The transaction was approved by the Central Bank on May 19, 2014.

290

III – Bonus Shares

At an extraordinary general meeting held on April 29, 2015, our stockholders approved the increase in capital stock in the amount of R$10,148,000,000.00 (ten billion, one hundred and forty-eight million reais), the said capital stock increasing from R$75,000,000,000.00 (seventy-five billion reais) to R$85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais), through the capitalization of amounts recorded in the Revenue Reserves of the Issuer.

Capital will be increased by means of the issue of 553,083,268 new shares, being 277,003,654 common shares and 276,079,614 preferred shares, which will be granted, free of charge, to the stockholders as share bonus, in the proportion of one new share for every ten shares held, of the same type, and the treasury shares will also be entitled to bonus The dividend distribution policy will not be changed as a result of this approval The transaction was approved by the Central Bank on June 25, 2015.

291

ITEM 18 - SECURITIES

18.1. Rights of shares

Types of shares or CDA	Common
Tag Along	80%

Right to dividends	Shareholders are entitled to receive as mandatory dividend, in each year, a minimum amount of 25% of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in subitems “a” and “b” of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III of the same legal provision.

The preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

After the priority payment of dividend to preferred shareholders, a dividend shall be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting rights	Full

Convertibility	No

Rights to capital reimbursement	Yes

Description of capital reimbursement characteristics	In the case of the liquidation of the issuer, the shareholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the issuer’s obligations.

In accordance with Articles 45 and 137 of Brazilian Corporate Law, the shareholders that dissent from the resolutions approved in Stockholders’ Meeting may leave the issuer, upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share.

Restriction on outstanding	No

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by the securities issued by the issuer.

Other relevant characteristics	None.

Type of shares or CDA	Preferred
Tag Along	80%

Right to dividends	Shareholders are entitled to receive as a mandatory dividend, in each year, a minimum amount of 25% of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in sub-items a and b of Item I of Article 202 of Brazilian Corporate Law and in compliance with Items II and III of the same legal provision.

The preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

After the priority payment of dividend to preferred shareholders, a dividend shall be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting rights	None (except in accordance with Article 111, paragraph 1 of Brazilian Corporate Law)

Convertibility:	No

Rights to capital reimbursement	Yes

Description of capital reimbursement characteristics	In the case of the liquidation of the Issuer, the shareholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations.

In accordance with Articles 45 and 137 of Brazilian Corporate Law, the shareholders that dissent from the resolutions approved in the Stockholders’ Meetings may leave the Issuer, upon reimbursement of the amount of their shares, in which case the reimbursement will be based on the book value of the shares.

Restrictions on Outstanding Securities	No

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by the securities issued by the Issuer.

Other relevant characteristics	None.

18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant stockholders or that force them to carry out a public offering

None.

292

18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the by-laws

None.

18.4. Trading volume, and the highest and lowest prices of securities traded

2014
Quarter	Security	Class	Market	Administrative entity	Trading volume (reais)		Highest price (reais)		Lowest price (reais)		Price factor

3/31/2014	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	21,254,591,034	R$	30.85	R$	26.28	R$	per unit
6/30/2014	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	21,329,171,908	R$	34.64	R$	30.55	R$	per unit
9/30/2014	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	25,876,191,313	R$	41.62	R$	31.32	R$	per unit
12/31/2014	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	33,763,340,171	R$	40.78	R$	30.33	R$	per unit
3/31/2014	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	265,972,522	R$	29.03	R$	23.91	R$	per unit
6/30/2014	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	233,956,143	R$	32.33	R$	28.48	R$	per unit
9/30/2014	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	737,471,671	R$	38.79	R$	29.55	R$	per unit
12/31/2014	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	350,035,483	R$	35.90	R$	27.10	R$	per unit

2013
Quarter	Security	Class	Market	Administrative entity	Trading volume (reais)		Highest price (reais)		Lowest price (reais)		Price factor

3/31/2013	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	17,804,402,662	R$	30.60	R$	27.20	R$	per unit
6/30/2013	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	21,684,079,154	R$	30.40	R$	24.83	R$	per unit
9/30/2013	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	21,771,379,155	R$	29.80	R$	23.49	R$	per unit
12/31/2013	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	18,285,950,232	R$	31.55	R$	27.76	R$	per unit
3/31/2013	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	504,856,255	R$	30.28	R$	25.70	R$	per unit
6/30/2013	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	389,670,905	R$	30.02	R$	25.32	R$	per unit
9/30/2013	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	212,253,152	R$	28.59	R$	24.18	R$	per unit
12/31/2013	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	189,536,879	R$	29.85	R$	25.77	R$	per unit

2012
Quarter	Security	Class	Market	Administrative entity	Trading volume (reais)		Highest price (reais)		Lowest price (reais)		Price factor
3/31/2012	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	16,891,847,440	R$	32.18	R$	27.69	R$	per unit
6/30/2012	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	19,578,111,951	R$	29.40	R$	22.09	R$	per unit
9/30/2012	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	18,689,491,909	R$	29.42	R$	22.77	R$	per unit
12/31/2012	Shares	Preferred	Stock market	BM&FBOVESPA S.A.	R$	15,239,283,801	R$	28.49	R$	23.30	R$	per unit
3/31/2012	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	443,515,656	R$	27.52	R$	22.83	R$	per unit
6/30/2012	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	383,615,183	R$	25.56	R$	20.08	R$	per unit
9/30/2012	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	347,499,397	R$	25.07	R$	20.32	R$	per unit
12/31/2012	Shares	Common	Stock market	BM&FBOVESPA S.A.	R$	328,952,263	R$	26.81	R$	21.26	R$	per unit

18.5. Describe securities issued other than shares, indicating:

The other securities issued by Itaú Unibanco Holding S.A. are described in Section 18.10.

18.6 – Brazilian markets in which the issuer’s securities are admitted for trading

The shares of Itaú Unibanco were listed for trading on BM&FBOVESPA on March 24, 2003, in substitution of the securities issued by ITAUBANCO, which had been traded since October 20, 1944.

In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that spontaneously signed up to the Differentiated Corporate Governance Index of BM&FBOVESPA – Level I on June 22, 2001.

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18.7. With respect to each class and type of security admitted for trading in foreign markets, please indicate:

	ITUB	ITUB4
	(ADS - American Depositary	(CEDEAR - Argentinean Certificates of	Medium-Term Note Programme -
	Share)	Deposits)	Notes Series N.º 1
a. country	United States of America	Argentina	Grand Duchy of Luxembourg
b. market	New York Stock Exchange	Buenos Aires Stock Exchange	Luxembourg Stock Exchange
c. managing entity of the market in which the securities are admitted for trading	U.S. Securities and Exchange Commission	Comisión Nacional de Valores	Commission de Surveillance du Secteur Financier
d. date of admission for trading	May 31, 2001	April 28, 1998	Depending on the issue
e. if applicable, indicate the trading segment	Level II	-	Euro MTF
f. date the securities were first listed in the trading segment	February 21, 2002	April 28, 1998	Depending on the issue
g. percentage of trading volume abroad in relation to total trading volume of each class and type in the previous year	49% (1)	0%	N/A
h. If applicable, proportion of deposit certificates issued abroad in relation to each class and type of shares	34% (2)	0,001%(2)	N/A
i. if applicable, depository bank	The Bank of New York Mellon	Banco Itaú Buen Ayre	The Bank of New York Mellon
j. If applicable, custodian institution	Itaú Unibanco Holding S.A.	Itaú Unibanco Holding S.A.	The Bank of New York Mellon

(1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2014.

(2) Balance of outstanding ADSs or CEDEARs in relation to the preferred shares of capital stock outstanding at December 31, 2014.

In the United States

Our preferred shares are traded on the NYSE, in the form of American Depositary Shares (or ADSs, one ADS represents one preferred share), since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements under IFRS since 2011 and compliance with U.S. legislative requirements, including the Sarbanes-Oxley Act of 2002.

Our ADSs are issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement dated May 31, 2001, as amended and restated on February 20, 2002 and on March 30, 2009, effective from April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs from time to time. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

We do not treat ADS holders as our shareholders and ADS holders have no shareholder rights, which are governed by Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADSs have ADS holder rights.

An investor may hold the ADSs directly, registered under his or her name, or indirectly, through a broker or another financial institution. The holders of our ADSs do not have the same rights as our shareholders and the depositary and holders of corresponding shares in Brazil. The deposit agreement determines the rights and obligations of the ADS holders and is governed by New York law.

In the event of a capital increase that maintains or increases the proportion of our capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to preferred shares in proportion to their interests and to common shares only to the extent necessary to prevent dilution of their interests.

In Argentina

We also issue Argentinean Certificates of Deposits (CEDEAR), which represent shares of foreign companies traded in Argentina. Our CEDEARs are backed by our preferred shares and they are traded at the Buenos Aires Stock Exchange (BCBA), a not-for-profit self-regulatory private association. The BCBA is responsible for registering business and publishing quotations and volume of transactions. Its inspection authority permits, among other measures, the suspension of a trading session whenever it is deemed necessary to control or prevent unusual variations in quotations.

18.8. Describe the public offerings for distribution carried out by the issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities

None.

18.9. Describe the public offerings for acquisition carried out by the issuer related to shares issued by third parties

Tender offer for the acquisition of Redecard shares

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its subsidiaries, all of the outstanding shares of Redecard S.A. (“Redecard”), through a public tender offer (the “Tender Offer”) aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM. The Tender Offer targeted the acquisition of common shares of Redecard corresponding to approximately 50% of the total capital stock. On April 12, 2012, Itaú Unibanco Holding confirmed that the price to be paid in cash would be R$35.00 per share (“Tender Offer Price”). The Tender Offer was successfully completed on September 24, 2012.

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As a result of the auction, Itaú Unibanco Holding acquired, through its subsidiary Banestado, 298,989,137 common shares of Redecard, representing 44.4% of Redecard’s share capital, bringing the total amount of common shares owned by us to 94.4% of Redecard’s total capital stock. On October 18, 2012, Redecard´s registration as a publicly-held company was cancelled. In December 2012, the Issuer became the holder, through its subsidiaries, of 100.0% of Redecard shares. The shares were purchased at the Tender Offer Price for a total amount of R$11,752 million (including the auction). The difference between the amount paid and that corresponding to the non-controlling interests was directly recognized in the Consolidated Stockholders’ Equity under the heading Revenue Reserves in the amount of R$11,151 million, adjusted through December 31, 2012, corresponding to R$7,360 million, net of taxes.

18.10 – Other information considered relevant

18.5. Describe securities issued other than shares, indicating:

Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Program)

On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., acting through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated Notes; (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of the Subordinated Notes; (ix) the seventh issue of Subordinated Notes; and (x) the eighth issue of Unsecured Notes, all issued within the scope of the Program.

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a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Amount: US$1.000.000.000,00

d. Issue Date April 15, 2010.

e. Restrictions on Outstanding Securities

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

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Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2020.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Amended and Restated Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

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j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A.– London Branch; Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The Dealers may be changed at any time by the Issuer.

An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was April 15, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Second Issue

a. identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Amount: US$1,000,000,000.00

d. Issue Date September 23, 2010.

e. Restriction on Outstanding Securities

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The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f.	Convertibility: Not applicable.

g.	Possibility of Redemption: Yes, as follows

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Amended and Restated Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

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i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

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Third Issue

a. identification of the Security: Medium-Term Senior Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Amount: R$500,000,000.00

d. Issue Date: November 23, 2010.

e. Restriction on Outstanding Securities

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

The Notes may not be early redeemed at the holders’ discretion.

In the event above, the Notes will be cancelled.

Formula for the Calculation of the Redemption Amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00, calculated using for conversion of the value denominated in Brazilian reais to U.S. dollars the R$/US$ conversion rate as calculated by the Central Bank of Brazil and announced through the SISBACEN system, PTAX800 transaction, option 5 (“PTAX”).

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is November 23, 2015.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one -third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount

Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or be unable to honor payments of its debts, (iii) propose a plan of judicial recuperation or bankruptcy or promote any other action which implies an amendment to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days as from being proposed. In the case of any of the events (a), (b) and (c) above, an event of delinquency will only occur should the aggregate amount of the Debt in question – in relation to which any of the events mentioned in the above items has occurred – be equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter.

Note holders representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity

Interest:

These are fixed-rate Notes, of which interest rate is 10.50% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon.

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Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 23 and November 23, beginning May 23, 2011.

Guarantees: Not applicable.

Type: Unsecured

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Notes, in accordance with the Amended and Restated Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

j. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations.

The Notes were established by the Amended and Restated Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and Morgan Stanley & Co. Incorporated.

An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. A request for the listing of the Notes in the official trading list of the Euro MTF market of the Luxembourg Stock Exchange will be filed. he first day of listing of the Notes was on November 23, 2010

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act.

See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Reopening of the Second Issue

a. identification of the security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Amount: US$250,000,000.00, being the second issue total amount, jointly with the first series, US$1,250,000,000.00. See item “J” – Other relevant characteristics.

d. Issue Date January 31, 2011.

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e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with the legislation applicable to the Notes.

f.	Convertibility: Not applicable.

g.	Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5,75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 10, beginning January 22, 2011.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

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•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

III.                     Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Amended and Restated Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the second issue of Notes and are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

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The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Fourth Issue

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter.

c. Amount: US$500.000.000,00

d. Issue Date: June 21, 2011.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with the legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

305

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21, 2011.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Amended and Restated Trust Deed dated March 17, 2011 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

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The Dealers of this issue are: Banco Itaú BBA International S.A. – London Branch, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: ((i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

307

Reopening of the Fourth Issue

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter.

c. Amount: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, US$1,050,000,000.00. See item “J” – Other relevant characteristics.

d. Issue Date: January 24, 2012.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with the legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning June 21, 2012.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

I. Type: Subordinated. See item “J” – Other relevant characteristics.

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II. Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Amended and Restated Trust Deed dated March 17, 2011 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the fourth issue of Notes and are the second series of the fourth issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 4, 2012.

Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 come from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

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There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

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Fifth Issue

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter.

c. Amount: US$1.250.000.000,00

d. Issue Date: March 19, 2012.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with the legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is March 19, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.65% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will accrue on the nominal value of each Note, from the day of the issuance of the Notes and will be payable every six months on March 19 and September 10, beginning September 19, 2012.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

311

•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Amended and Restated Trust Deed dated March 17, 2011 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

312

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Sixth Issue

a. identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter.

c. Amount: US$1,375,000,000.00

d. Issue Date: August 6, 2012.

e. Restriction on Outstanding Securities

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with the legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is August 06, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one -third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

313

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.50% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 06 and August 06, beginning February 06, 2013.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Amended and Restated Trust Deed dated March 17, 2011 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 06, 2012.

314

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Seventh Issue

a.  identification of the Security: Medium-Term Notes (“Notes”)

b.  Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter.

c.  Amount: US$1,870,000,000.00

d.  Issue Date November 13, 2012.

e.  Restriction on Outstanding Securities

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f.  Convertibility: Not applicable.

g.  Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h.  When the securities are debt-related, please indicate, when applicable:

315

Maturity, including early maturity conditions

The maturity date of the Notes is May 13, 2023.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one -third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.125% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 13 and November 13, beginning May 13, 2013.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Amended and Restated Trust Deed dated March 17, 2011 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

316

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 13, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Eighth Issue

a. identification of the Security: Medium-Term Senior Notes (“Notes”)

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter.

c. Amount: USD 1,050,000,000.00

d. Issue Date: May 26, 2015.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

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The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: The Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is May 26, 2018.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one -third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or be unable to honor payments of its debts, (iii) propose a plan of judicial recuperation or bankruptcy or promote any other action which implies an amendment to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days as from being proposed.

In case of any of the events (a), (b) and (c) above, an event of delinquency will only occur if the aggregate amount of the Debt in question, in relation to which any of the events mentioned in the above items has occurred, is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter.

Note Holders representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 2.85% p.a..

The payments of principal and interest will be made by The Bank of New York Mellon.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 26 and November 26, beginning November 26, 2015.

Guarantees: Not applicable.

Type: Unsecured Notes.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.
XVI.	Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Amended and Restated Trust Deed dated March 17, 2011 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

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i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

j. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: BB Securities Ltd.; Citigroup Global Markets Inc.; Itaú BBA International plc; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Santander Investment Securities Inc. Requests for both the listing of the Notes in the official trading list of the Luxembourg Stock Exchange and for admission to trade the Notes in the Euro MTF market of the same exchange will be submitted. The first day of listing of the Notes was on May 26, 2015.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

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ITEM 19 - REPURCHASE PLANS AND TREASURY SECURITIES

19.1

							Number of
					Number of	% in	shares
		Reserves and			shares	relation to	acquired/	Average			% of
Date of	Repurchase	profits available	Share		provided	outstanding	approved	purchase	Quoting		shares
resolution	period	(R$)	type	Class	for (units)	shares	(units)	price	factor		acquired
Other characteristics
08/27/2015	08/28/2015		Common		11,000,000	3.822281	0	0	R$	per unit	0
	to	0
	08/26/2016		Preferred		50,000,000	1.711276	0	0	R$	per unit	0
Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital
07/30/2015	08/05/2015		Common		11,000,000	4.206117	0	0	R$	per unit	0
	to	0
	08/04/2016		Preferred		55,000,000	2.066282	30,380,000	27.11	R$	per unit	55.236363
Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital
11/27/2014	12/16/2014		Common		10,000,000	3.823879	0	0	R$	per unit	0
	to	0
	12/15/2015		Preferred		50,000,000	1.858944	40,154,800	34.10	R$	per unit	80.309600
Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital
12/13/2013	12/16/2013		Common		13,700,000	5.776171	0	0	R$	per unit	0
	to	0
	12/15/2014		Preferred		86,300,000	3.558339	0	0	R$	per unit	0
Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital

19.2 Changes in the securities held in treasury

Due to the bonus shares carried out in fiscal year 12/31/2014 and 2013 and on July 17, 2015 we provide a line stating the event. Due to the limitations of Empresas.Net system, we present the information in item 19.4 of this item.

19.3. With respect to the securities held in treasury at the end of the previous year, please indicate in a table, specifying kind, class and type

		Weighted			% in relation to
		average			outstanding
		purchase			securities of the
Share class and type	Number	price (in R$)		Purchase date	same class and type
Common shares	2,541	R$	7,97	January /2009	0.0%
Preferred shares	53,828,551	R$	34,75	December/2014	1.9%

19.4 Supply other information that the issuer may deem relevant.

In addition to item 19.2, we present the movement of the securities hel in treasury, as follow:

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19.2 Changes in the securities held in treasury

07/17/2015

Common

Changes	Number (units)	Total amount (in Reais)		(*) Weighted average price (R$ reais)

Opening balance	2,541	R$	20,257.27	R$	7.97
Acquisition	-	R$	-	R$	-
Disposal	-	R$	-	R$	-
Bonus	254	R$	-	R$	-
Closing balance	2,795	R$	20,257.27	R$	7.25

Preferred

Changes	Number (units)		Total amount (in Reais)		(*) Weighted average price (R$ reais)

Opening balance	53,828,551		R$	1,327,859,398.64	R$	24.67
Acquisition	39,154,800		R$	1,334,739,619.15	R$	34.09
Disposal	(8,724,200)	-	R$	232,903,913.65	R$	26.70
Bonus	8,425,914		R$	-	R$	-
Closing balance	92,685,065		R$	2,429,695,104.14	R$	26.21

12/31/2014

Common

Changes	Number (units)	Total amount (in Reais)		(*) Weighted average price (R$ reais)

Opening balance	2,541	R$	20,257.27	R$	7.97
Acquisition	-	R$	-	R$	-
Disposal	-	R$	-	R$	-
Bonus	254	R$	-	R$	-
Closing balance	2,795	R$	20,257.27	R$	7.25

Preferred

Changes	Number (units)		Total amount (in Reais)		(*) Weighted average price (R$ reais)

Opening balance	75,753,711		R$	1,854,411,949.46	R$	24.48
Acquisition	1,100,000		R$	34,746,015.48	R$	31.59
Disposal	(23,981,965)	-	R$	561,298,566.30	R$	23.41
Bonus	6,339,660		R$	-	R$	-
Closing balance	59,211,406		R$	1,327,859,398.64	R$	22.43

12/31/2013

Common

Changes	Number (units)	Total amount (in Reais)		(*) Weighted average price (R$ reais)

Opening balance	2,541	R$	20,257.27	R$	7.97
Acquisition	-	R$	-	R$	-
Disposal	-	R$	-	R$	-
Bonus	254	R$	-	R$	-
Closing balance	2,795	R$	20,257.27	R$	7.25

Preferred

Changes	Number (units)		Total amount (in Reais)		(*) Weighted average price (R$ reais)

Opening balance	63,590,629		R$	1,523,480,235.87	R$	23.96
Acquisition	28,435,000		R$	662,214,810.44	R$	23.29
Disposal	(14,391,905)	-	R$	331,283,096.85	R$	23.02
Bonus	5,695,357		R$	-	R$	-
Closing balance	83,329,081		R$	1,854,411,949.46	R$	22.25

12/31/2012

Common

Changes	Number (units)	Total amount (in Reais)		(*) Weighted average price (R$ reais)

Opening balance	2,795	R$	20,257.27	R$	7.25
Acquisition	-	R$	-	R$	-
Disposal	-	R$	-	R$	-
Bonus	-	R$	-	R$	-
Closing balance	2,795	R$	20,257.27	R$	7.25

Preferred

Changes	Number (units)		Total amount (in Reais)		(*) Weighted average price (R$ reais)

Opening balance	76,258,275		R$	1,663,541,667.22	R$	21.81
Acquisition	5,723,300		R$	122,333,774.85	R$	21.37
Disposal	(12,031,883)	-	R$	262,395,206.20	R$	21.81
Bonus	-		R$	-	R$	-
Closing balance	69,949,692		R$	1,523,480,235.87	R$	21.78

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ITEM 20 – SECURITIES TRADING POLICY

20.1. Indicate whether the issuer adopted a trading policy for the securities issued by it by direct or indirect controlling stockholders, officers, members of the board of directors, the fiscal council or of any body created by a statutory provision, that performs technical or advisory functions, informing:

We are subject to the rules established by the Brazilian Corporate Law and the CVM Instruction No. 358/02, regarding the trading of marketable securities issued by us. Additionally, although it has never been compulsory, since 2002, we adopted a policy in this respect, which resulted in even more restrictive rules than those required by the regulatory body itself (CVM). We also rely on an internal compliance team whose activities include the monitoring of transactions by those that adhere to the policy on the securities issued by us.

Moreover, we have a Disclosure and Trading Committee (originating from the unification, in 2006, of the Disclosure Committee and Trading Committee, both created in 2002), whose main duty is to manage the Trading Policy for Securities Issued by Itaú Unibanco Holding (“Trading Policy”) and the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”).

Besides the regulation of the Trading Policy and internal structure, some departments, because they have access to client information, have policies that are even more specific and strict in order to avoid the undue use of insider information to obtain personal advantage.

a) Date of approval

The current Trading Policy was created in 2002 and its provisions are constantly reviewed to ensure that they are in line with the best corporate governance practice. The latest change was made on August 27, 2015.

b) Insiders

For the purpose of the Trading Policy, insiders are: (i) direct or indirect controlling shareholders, either by exclusive or shared control, and officers, members of the Board of Directors, the Fiscal Council and any body created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which we are the only controlling shareholder; (iii) anybody who, in view of their job, duty or position in Itaú Unibanco Holding, our parent company, or our subsidiary or affiliated companies, is aware of material information; (iv) the spouse or partner and any other dependant included in the annual income tax return of people indicated in items (i), (ii), and (iii), including the six-month term beginning on the resignation date; (v) people mentioned in items (i), (ii), and (iii) of this sub item who resigned from our administration or the administration of companies in which we are the only controlling shareholder, during the six-month term beginning on the resignation date; and (vi) those who have a business, professional or trust relationship with us, such as independent auditors, securities analysts, consultants, and institutions that are part of the distribution system.

In addition, the people who are equivalent to insiders are: (a) the managers of the portfolio and investment funds, companies or other institutions or entities in which the insiders are the only quotaholders or shareholders, or in which they may influence trading decisions; (b) any legal entity that is directly or indirectly controlled by insiders; and (c) any person who has had access to information on a material act or fact through any of the insiders.

We also have compliance teams which, together with the officers of each area, identify persons who shall be bound by the Trading Policy in view of their department or the information to which they had access, and these persons are then recorded in a specific system.

Our system has approximately 8,936 people listed (including statutorily compliant persons, their relatives, and employees with access to insider information, companies, etc).

c) Main characteristics

The Trading Policy is managed by a Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving information flows and upholding the ethical conduct of the management members and employees who are subscribers to the policies. Regarding the Disclosure and Trading Policies, it is incumbent upon the committee to: (i) advise the Investor Relations Officer; (ii) review the policies and recommend the Board of Directors any applicable change; (iii) define the necessary actions to divulge and disseminate such changes; (iv) resolve on possible questions about the interpretation of the policies texts; (v) to examine, the content of the material containing information on the Company, material prepared for meetings with investors and analysts (road shows), teleconferences, and public presentations; (vi) Assist the Investors Relations Officers in investigating and deciding on the violation cases, reporting possible infringements to the Ethics

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Committee and Board of Directors, as applicable; (vii) Analyze the content of the answers referring to official challenges of regulatory and self-regulatory bodies; and (viii) to offer to the Investor Relations Officer a solution for cases either exceptional or not covered by law.

d) Provision for black-out periods and description of the procedures adopted to inspect trading in such periods

Insiders, in addition to the restrictions set out in the Brazilian Corporate Law and the CVM Instruction No. 358/02, may not: (i) Buy or sell securities before the end of a period of 180 days of the disposal or acquisition of securities at stock exchanges or organized over-the-counter markets; (ii) rent securities; and (iii) launch stock options, sell shares at the Forward Market and trade shares at the Futures Market.

The control over these transactions, so that they do not breach the Trading Policy, is be carried out by the securities brokers of the Itaú Unibanco Conglomerate, as applicable, and they are also monitored by the compliance teams.

20.2. Supply other information that the Issuer may deem relevant

In November 2004, following a detailed national and international survey of best corporate governance practice, we became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian companies to voluntarily adopt operating rules for the trading of treasury shares. These rules began to govern the trade of shares of own issue conducted by us at stock exchanges.

In the view of our management, the adoption of these rules has brought many benefits, including the reduction of operational, financial and strategic risk, the creation of an in-house culture for these operations in the capital markets, a reduction in the possibility of market concentration or improper pricing, and the bolstering of the strategy for the repurchase of securities focused on the preservation of liquidity and value to shareholders. All this has led to greater transparency for this type of operation.

Share Repurchase Program

We have a stock repurchase program approved by our Board of Directors. As disclosed to the market through a material fact, the last approval was granted on August 27, 2015 and authorized the acquisition of up to 11,000,000 common shares and 50,000,000 preferred shares issued by us, with no capital reduction, to be held in treasury, cancelled or replaced in the market. We clarify that it is incumbent upon the Board of Directors to develop opportunities for acquisition of these shares in stock exchanges at market value, in the period from August 28, 2015 to August 26, 2016.

Aiming at increasing the transparency with the market, we disclose monthly the number of shares acquired in the context of our share repurchase program on our Investor Relations website (https://www.itau.com.br/investor-relations/announcements-and-meetings).

For information on the history of previous repurchase program, see item 19.1.

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ITEM 21 - INFORMATION DISCLOSURE POLICY

21.1. Describe internal standards, regulations or procedures adopted by the issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and on a timely basis

As mentioned in item 20.1, we have a Disclosure and Trading Committee that manages the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”) and the Trading Policy for Securities Issued by Itaú Unibanco Holding S.A. (“Trading Policy”).

One of the responsibilities of this committee is to ensure that information to be publicly disclosed is gathered, processed and reported accurately and promptly. For this purpose, its duty is to regulate the adherence of insiders to our Disclosure Policy, which has effective mechanisms for the collection of information, as well as severe sanctions in the case of non-compliance (see item 21.2 for more information on our disclosure policy).

In accordance with our Disclosure Policy, a document disclosing a material act or fact will be prepared by the Investors Relations area, together with the Corporate Legal area and with the executive boards involved in the transaction that gave rise to the material act or fact. The document will be reviewed by the Director-General, by the Vice President or by the Officer of the area involved and one Legal Officer, and its content will be appreciated by the Disclosure and Trading Committee and approved by the Investors Relations Officer.

The Disclosure and Trading Committee may also, subject to the opportunity and convenience criteria, (i) approve the disclosure of unaudited preliminary information, related to our quarterly, semi-annual and annual results, or (ii) approve the advanced disclosure of quarterly, semi-annual and annual results duly audited.

The department in charge of corporate matters will disclose, under the supervision of the Investor Relations Officer, the material act or fact, on a priority and simultaneous basis: a) to CVM (Comissão de Valores Mobiliários [Brazilian Securities Commission]), to SEC (U.S. Securities and Exchange Commission), to NYSE (New York Stock Exchange), to BM&FBOVESPA S.A. and, as the case may be, to other stock exchanges and entities of the organized over-the-counter markets; and b) to the market in general, by publications in newspapers of wide circulation, regularly used by the Issuer, or in news portal in the internet that provides, in a section with free access to the whole information.

The responsibilities of the Investor Relations Officer, Marcelo Kopel, include: (i) disclose and report to the markets and proper authorities any material act or fact occurring in or related to the our business; (ii) ensure the wide and immediate dissemination of the material act or fact; (iii) disclose the material act or fact simultaneously in all markets in which our securities are admitted for trading; (iv) provide additional clarification on the disclosure of a material act or fact to the proper authorities upon their request; and (v) inquire people who have access to material acts or facts in the event contemplated in the above sub-item or if there is an atypical oscillation in the quotation, price or quantity of our securities traded or connected to them, for the purpose of checking if they are aware of information that should be disclosed to the market.

21.2. Describe the policy for the disclosure of a material act or fact adopted by the issuer, indicating the communication channel or channels used to disseminate information on material acts and facts and the procedures related to the maintenance of the confidentiality of undisclosed material information

Insiders should maintain secrecy over the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy.

For the purposes of the Disclosure Policy, insiders are: (i) direct or indirect controlling shareholders, officers, members of the Board of Directors, Fiscal Council and any body created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which Itaú Unibanco Holding is the only controlling shareholder; (iii) anybody who, in view of their job, duty or position in the Company, its parent company, subsidiary or affiliated companies, is aware of material information; (iv) the spouse or partner and any other dependant included in the annual income tax return of people indicated in items (i), (ii) and (iii); who resigned from the Issuer or companies in which it is the only controlling shareholder, during the six-month term beginning on the resignation date; and (vi) those who have a business, professional or trust relationship with the Issuer, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system.

In the event that the insiders resign, or no longer take part in the business or project to which the relevant information is related, they will continue to meet the duty of secrecy until this information is disclosed to the proper authorities and to the market.

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Insiders should maintain secrecy over the information related to the material act or fact until it is disclosed to the market, as well as provide for trusted subordinated personnel and third parties to do the same, and are jointly and severally responsible in the case of non-compliance.

Any insider who discloses by mistake a material act or fact to any person who is not an insider before it is disclosed to the market will immediately inform the Investor Relations Officer of this undue disclosure, so that the Investor Relations Officer can take the appropriate measures.

We have mechanisms and policies in place to assure control over information, such as restrictions on the use of (i) external emails (which means that every piece of information emailed must go through the internal emails of our employees, which are constantly monitored by a specific team), (ii) mobile phones in sensitive areas (such as those dealing with capital markets), and (iii) pen drives, compact discs and other information storage devices.

We have also implemented awareness actions, aimed at making the policies even more effective (for example, lectures on the need to keep secure documents that contain confidential information in secure places, as well as recommendations on the disposal of these documents). In addition, we have a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with the confidentiality level.

We and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the Brazilian Association of Publicly-Held Companies (“ABRASCA”) Guidebook on the Control and Disclosure of Material Information.

We will not comment on rumors about us existing in the market, unless they may significantly affect the prices of our securities.

21.3. Indicate the management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy

The members of the Disclosure and Trading Committee are: Alexsandro Broedel Lopes, Alfredo Egydio Setubal, Alvaro Felipe Rizzi Rodrigues, Caio Ibrahim David, Carlos Henrique Donegá Aidar, Eduardo Mazzilli Vassimon, Fernando Marsella Chacon Ruiz, Leila Cristiane Barboza Braga de Melo, and Marcelo Kopel.

21.4. Supply other information that the Issuer may deem relevant

In 2014, Itaú Unibanco Holding, as determined by CVM Instruction No. 358, of January 3, 2002, as amended by CVM Instruction No. 547, of February 5, 2014, has adopted the use of a news portal to disclose material acts and facts, in line with the modernization of the regime of disclosure of information, improving the relationship of the Company with stakeholders.

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ITEM 22 - EXTRAORDINARY BUSINESS

22.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business

None.

22.2. Indicate significant changes in the conduction of the issuer’s business

None.

22.3. Identify the relevant agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities

Not applicable.

22.4. Supply other information that the Issuer may deem relevant

Not applicable.

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(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A. and Subsidiaries

Report of Independent Auditors on

Reference Form (Instruction CVM 480)

at December 31, 2014

327

(A free translation of the original in Portuguese)

Report of Independent Auditors on

Reference Form (CVM Instruction 480/09)

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2014, 2013 and 2012, on which we issued unqualified audit reports dated February 02, 2015, February 03, 2014 and February 04, 2013, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.

Scope of the Review

We conducted our review in accordance with NBC TA 720 – “The auditor´s responsibility relating to other information in documents containing audited financial statements” which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480; however, it should not be considered part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2014, 2013 and 2012, taken as a whole.

São Paulo, May 29, 2015

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5